paloalto NETWORKS | CYBERSECURITY PARTNER OF CHOICE

2025 Annual Report & Proxy Statement

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Letter from our Chair



> **“As AI transforms every industry, we are transforming cybersecurity — uniting Network Security, SASE, Cloud Security, Security Operations, and soon Identity Security into an integrated platform.”**

Dear Fellow Shareholders:

I am personally more excited than ever about what lies ahead. Fiscal 2025 was a pivotal year, distinguished by unwavering disciplined execution and accelerated strategic advancements across all our initiatives. The robust results we achieved are a direct and compelling reflection of a long-term strategy meticulously crafted over several years — a strategy centered on actively anticipating where the cybersecurity market is headed and proactively developing innovative solutions before the demand fully materializes. As I have consistently expressed in communications and this letter over the past several years, I am immensely proud of the collaborative work Palo Alto Networks has undertaken with our esteemed customers and valued partners. Together, we are tirelessly striving to achieve our shared vision: to create a world where each day is safer and more secure than the one before.

FISCAL 2025 ACHIEVEMENTS

Fiscal 2025 stands out as another period of robust financial achievement for Palo Alto Networks, underscoring the effectiveness of our strategic approach. Our total revenue reached an impressive $9.22 billion, marking a 15% increase compared to the previous year. This growth was further amplified by our Next-Generation Security Annual Recurring Revenue (NGS ARR), which grew to $5.58 billion, a 32% year-over-year increase, and our remaining performance obligations (RPO), which grew to $15.8 billion, a 24% increase from the prior year. This financial performance underscores the resonance of our platformization strategy with our customers, translating into sustained and increasing demand for our comprehensive cybersecurity solutions.

At the core of this exceptional performance is our unwavering commitment to innovation across all our security platforms. In Network Security, we observed particularly strong growth, fueled by an increasing adoption of our software firewall offerings and Secure Access Service Edge (SASE) solutions. This contributed to Network Security NGS ARR reaching $3.9 billion, a 35% year-over-year increase, while product revenue in this segment grew by 19% in fiscal 2025 driven by a higher software mix. Beyond Network Security, we witnessed broad-based momentum across our Security Operations platform. Here, NGS ARR reached $1.7 billion, an approximate 25% year-over-year increase, encompassing both our Cortex® and Prisma® Cloud offerings. A key highlight in this area was the robust expansion of our Cortex XSIAM® customer base, which experienced an over twofold increase year-over-year, showcasing the strong adoption of our advanced security operations capabilities.

None of these accomplishments are possible without the dedication and engagement of our over 16,000 employees, located all around the world. Our dedicated employees are the driving force behind our industry leadership, consistently developing cutting-edge products and services. Their unwavering commitment to innovation enables us to effectively protect our customers' assets from the escalating frequency and sophistication of artificial intelligence-powered cyberattacks.

CREATING THE END-TO-END SECURITY COMPANY FOR THE AI ERA

The cybersecurity landscape is undergoing a monumental shift, propelled by the emergence of generative and agentic artificial intelligence (AI). This new technological paradigm, where AI can autonomously generate, reason, and act, fundamentally reweaves the fabric of technology and consequently introduces a new, vast, and complex attack surface. In response to this transformative era, our focus in fiscal 2025 was on evolving our product offerings to safeguard both our customers' adoption of AI tools and the valuable AI assets they generate. This commitment culminated in the launch of Prisma AIRS™, the most comprehensive AI security platform available today. Prisma AIRS is a unified solution designed to enable organizations to confidently embrace AI by delivering end-to-end security across all AI applications, agents, models, and data sets. It helps address critical security gaps and secure AI deployments, fostering both confidence and compliance.

Fiscal 2025 also marked a pivotal moment with the rise of AI agents, which has given birth to new AI security categories and is redefining the delivery of Identity Security. Having extensively observed and analyzed the Identity Security landscape for many years, we are convinced that the time is opportune to reshape this category and assume a leadership role. This conviction led to our announcement on July 30, 2025, of our intent to acquire CyberArk, the global leader in Identity Security. CyberArk possesses the foundational leadership in both Privileged Access Management (PAM) and Machine Identity crucial for managing security permissions for AI agents. Following the closing of the proposed transaction, we expect that the combination of Palo Alto Networks and CyberArk will establish the preeminent platform for end-to-end AI security—from managing access for agentic identities to enforcing security policies for AI applications and agents in runtime.

We foresee Identity Security evolving into the next major pillar of our multi-platform strategy, augmenting our leadership in Network Security, Secure Access Service Edge (SASE), Cloud Security, and Security Operations. Our objective is to seamlessly integrate these best-of-breed platforms, enabling customers to respond more rapidly to escalating AI threats. We believe this strategic move will accelerate our mission to double the value of our combined businesses over the next five years.

In essence, we believe the integrated company will serve as the definitive cyber guardian for our customers, empowering them to concentrate on their core business objectives and AI adoption. This further propels our overarching mission for our customers: "A world where each day is safer and more secure than the one before."

OUR ANNUAL MEETING

As in the past, this year's Proxy Statement is constructed to maximize clarity and understanding about the company's strategies, successes, and challenges. Several of our key highlights are worth prefacing here.

Shareholder Engagement. We remain guided by, and appreciative of, the perspectives of our shareholders as expressed through their engagement with us. We again engaged in meaningful and robust shareholder outreach, holding discussions with shareholders representing approximately 53% of our outstanding shares as of June 30, 2025. These discussions covered a wide variety of topics, including executive compensation, business strategy, risk management oversight, sustainability, mergers and acquisitions, and corporate governance. We understand the importance of having a true dialogue with our investors, and we are committed to meaningful outreach and engagement with our shareholders again in the coming year.

Executive Compensation. We remain committed to an executive compensation program that is truly pay-for-performance. For fiscal 2025, 100% of our named executive officers' equity compensation awards were performance-based, with different performance targets than the cash incentive plan awards. In addition, approximately 98% of my total compensation and an average of approximately 94% of the total compensation across our other current executive officers was performance-based and at risk. Recognizing the feedback received through the results of both our 2023 and 2024 "Say-on-Pay" vote results and our discussions with you, our Compensation and People Committee made a number of meaningful changes to our fiscal 2025 executive compensation programs, and those for fiscal 2026, particularly to the equity compensation program. In the pages that follow, our Lead Independent Director, John M. Donovan, and our Compensation and People Committee describe these changes to you in detail.




Network Security

STRATA | PRISMA SASE PRISMA ACCESS BROWSER | PRISMA AIRS

Complete zero trust security solutions



Security Operations | Cloud Security

CORTEX

Next-generation AI-powered security operations and comprehensive cloud security



Identity Security

CYBERARK*

Entering Identity Security to create the end-to-end security platform for the AI-Era

*Subject to the closing of the proposed acquisition

For important information regarding our use of forward-looking statements, please see page 10 of this Proxy Statement.

Our Commitment to Responsible Business Practices. We protect people's digital lives and secure the systems that society depends upon. Through our corporate responsibility efforts we maintain trust with our stakeholders and help sustain long-term business success. Elsewhere in this Proxy Statement, we discuss our efforts throughout fiscal 2025 to advance environmental sustainability, to invest in our people, and to operate with integrity in all we do. Your Board and executive leadership team take seriously their duty to oversee these corporate responsibility strategies.

You are cordially invited to attend the 2025 Annual Meeting of Shareholders of Palo Alto Networks, Inc. to be held on Tuesday, December 9, 2025 at 11:00 A.M., Pacific Time.

This year's annual meeting will be a virtual meeting conducted via a live webcast. You will be able to listen to the annual meeting, submit your questions, and vote during the live webcast of the meeting by visiting www.virtualshareholdermeeting.com/PANW2025 and entering the 16-digit control number included on the accompanying proxy card or in the instructions that accompanied your proxy materials. If you did not receive a 16-digit control number, please reach out to your broker for further instructions.

On behalf of our Board, we thank you for your investment in Palo Alto Networks and for your continued trust. We look forward to the annual meeting on December 9, 2025.

Thank you,

Nikesh Arora
Chair and Chief Executive Officer

Letter from our Lead Independent Director



"On behalf of our entire Board, we thank you for your continued support. The Board remains committed to lead the Company for our shareholders' benefit. We value the input of our investors and have taken meaningful actions in response to shareholder feedback."

Dear Fellow Shareholders:

As Lead Independent Director of the Palo Alto Networks Board of Directors, my foremost responsibility is ensuring that the Board provides independent and effective oversight of the Company's efforts to deliver meaningful and sustainable value to our shareholders. We highly value the perspectives of our investors and your input has directly informed Board deliberations on strategy, governance, and executive compensation.

FISCAL 2025 IS AN INFLECTION POINT FOR PALO ALTO NETWORKS

Seven years ago, we entrusted Nikesh Arora with the role of Chief Executive Officer, tasking him with transforming Palo Alto Networks from a leader in next-generation firewalls into the world's preeminent cybersecurity company. Our fiscal 2025 results are a testament to our transformation. It was a period of strong financial performance, yielding record totals: total revenue reached $9.22 billion, NGS ARR grew to $5.58 billion, and our RPO climbed to $15.8 billion. These achievements are underscored by our commitment to developing and integrating best-of-breed products across various categories into cohesive platforms.

Under Nikesh's leadership, our strategy has consistently involved identifying and capitalizing on market inflection points. For example, recognizing the shift towards hybrid work environments, we proactively entered the SASE category. Our early investment in endpoint security allowed us to pioneer the inflection point toward XDR, and we've continued to revolutionize Security Operations with XSIAM. Our foresight in developing a secure browser also placed us ahead of market trends as others race to build browsers in the AI era.

With the recently announced agreement to acquire CyberArk, we are once again seeking to seize a crucial inflection point, this time within the Identity Security space. The emergence of AI agents signals another significant shift, creating new AI security categories and fundamentally reshaping how Identity Security is delivered. We believe that integrating CyberArk's category-leading technology following the close of the proposed transaction will strategically position the combined company to address evolving identity security needs, especially as the widespread deployment of AI agents elevates the importance of privileged controls. The Board looks forward to welcoming the CyberArk team into the Palo Alto Networks family after closing.

LEADERSHIP TRANSITIONS

After more than two decades, our visionary founder, Nir Zuk, a true giant in the industry, has announced his retirement. Nir's name is synonymous with Palo Alto Networks, and his monumental impact cannot be overstated. He did not merely establish a company; he ignited a revolution with the next-generation firewall, irrevocably transforming the cybersecurity landscape. The fierce competitive spirit that defines our culture is a direct testament to his legacy. His influence extends beyond our groundbreaking products; it is deeply rooted in our talented people. On behalf of the Board, I want to extend our deepest gratitude to Nir.

Nir's retirement marks a seamless and natural transition as we pass the torch to Lee Klarich, who now serves as our Chief Product and Technology Officer and a member of our Board. For nearly as many years as Nir, Lee has been the chief architect of our product strategy, masterfully turning our vision into the industry-leading platforms we have today. His appointment as Chief Product and Technology Officer and to our Board of Directors reflects the profound trust we have in his leadership to ensure our deep commitment to innovation not only continues but accelerates into the future. The Board looks forward to his many contributions in the years to come.

We also announce that Mr. Hamers will not stand for reelection at our upcoming 2025 Annual Meeting of Shareholders. Mr. Hamers has made significant contributions to our Board since joining it in early 2025, but due to new responsibilities he is undertaking in his own portfolio, we have agreed to a different role for him to ensure that the Company can continue to benefit from his distinctive skills and experience. Following the Annual Meeting, Mr. Hamers will become a special advisor to the CEO of our EMEA (Europe, Middle East, and Africa) region, Helmut Reisinger. Given Mr. Hamers' track record of exemplary leadership across EMEA, including within prominent financial institutions, the Board is confident that, in this newly-created role, he will provide unique and valuable insights into the complexities and opportunities in the region.

SHAREHOLDER ENGAGEMENT AND EXECUTIVE COMPENSATION

At our 2024 annual meeting of shareholders, a majority of the votes cast were in favor of our fiscal 2024 executive compensation program, which is an encouraging increase from 38% of the votes cast in favor of our fiscal 2023 executive compensation program. However, we acknowledge that this result shows us that we are still not where you would like us to be and we had work to do.

Accordingly, once again, I personally led our shareholder outreach efforts to ensure that I, on behalf of the Board, heard from you directly. Collectively, the Chair of our Compensation and People Committee and I personally met with shareholders representing 35% of our outstanding shares, and I offered meetings to 45%.

14

Meetings with investors

35%

Representing 35% of our outstanding shares, while offering meetings to investors representing 45% of our outstanding shares (each as of June 30, 2025).

From your feedback, we distilled a number of important changes to our executive compensation programs. During the course of my engagement with you during fiscal 2025, I was heartened by the overwhelming support we received for making these changes, many of which we previewed in our 2024 Proxy Statement. And we didn't stop there. For fiscal 2026, we introduced meaningful changes to incorporate your feedback, consistent with our commitment to our shareholders to continually evolve our executive compensation best practices and benefit from their important insights. The changes include:

- Reducing the maximum payout of our executive performance-based restricted stock units ("PSUs") by 33.3%, from 600% to 400% of the target number of PSUs, for fiscal 2025, fiscal 2024, and fiscal 2023 PSUs, and maintaining the 400% maximum payout for fiscal 2026 PSUs.
- Updating the financial measures used in our PSUs, including for all remaining performance periods in our fiscal 2023 and fiscal 2024 PSUs, to NGS ARR and annual non-GAAP earnings per diluted share, further aligning executive compensation to the success of our platformization strategy and focus on profitability.
- Defining clear threshold performance levels for each performance metric in our fiscal 2025 cash incentive plan such that if either metric's performance is more than 10% below its respective target, then there is no funding or payout.
- Increasing the relative total shareholder return ("TSR") modifier performance target needed to achieve a 1.0x modifier in our fiscal 2026 PSUs to be attaining a 55th percentile rank from the 50th percentile rank.
- Requiring exceeding the target for NGS ARR by at least $400 million for the particular fiscal year—an increase of 33.3%—in order to attain the maximum achievement of 300% for the NGS ARR performance measure in our fiscal 2026 PSUs, while the threshold for no payout has similarly been lowered to missing the target by at least $400 million.

We encourage you to read the letter from our Compensation and People Committee, as well as our entire Compensation Discussion and Analysis. We believe that you will conclude that your Board has taken to heart the feedback we have received from our shareholders and designed an executive compensation program deserving of your support.

On behalf of our Board, I thank you for your investment in Palo Alto Networks and your continued trust. I look forward to the Annual Meeting on December 9, 2025.

Thank you,

John M. Donovan
Lead Independent Director

Notice of 2025 Annual Meeting of Shareholders



Date and Time
Tuesday,
December 9, 2025
11:00 AM Pacific Time



Virtual Meeting Site
www.virtualshareholder meeting.com/PANW2025



Who Can Vote
Shareholders of record as of October 15, 2025 are entitled to vote

Voting Items

	Items of Business	Board Vote Recommendation	For Further Details
1.	To elect three Class II directors named in the accompanying Proxy Statement to serve until our 2028 annual meeting of shareholders and until their successors are duly elected and qualified.	**"FOR"** each director nominee	Page **51**
2.	To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending July 31, 2026.	**"FOR"**	Page **69**
3.	To approve, on an advisory basis, the compensation of our named executive officers.	**"FOR"**	Page **72**
4.	To approve an amendment to the Palo Alto Networks, Inc. 2021 Equity Incentive Plan to increase the number of plan shares reserved for issuance.	**"FOR"**	Page **128**
5.	To consider and vote upon a shareholder proposal, if properly presented at the Annual Meeting, regarding a policy addressing the impact of share repurchases on financial performance metrics.	**"AGAINST"**	Page **140**
6.	To consider and vote upon a shareholder proposal, if properly presented at the Annual Meeting, regarding electing each of our directors annually.	**"AGAINST"**	Page **143**

Shareholders will also act on such other business that may properly come before the 2025 Annual Meeting of Shareholders (the "Annual Meeting") or any adjournments or postponements thereof.

YOUR VOTE IS IMPORTANT. Please act as soon as possible to vote your shares, even if you plan to attend the Annual Meeting. For instructions to vote your shares and more information, see "About the Annual Meeting" on page 149.

We appreciate your continued support of Palo Alto Networks and look forward to receiving your proxy.

By Order of the Board of Directors,

Bruce Byrd
Executive Vice President, General Counsel and Corporate Secretary
November 7, 2025

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING TO BE HELD ON DECEMBER 9, 2025: THE NOTICE OF 2025 ANNUAL SHAREHOLDERS' MEETING, PROXY STATEMENT, AND 2025 ANNUAL REPORT ON FORM 10-K ARE AVAILABLE AT WWW.PROXYVOTE.COM.

HOW TO VOTE



Online

Visit www.proxyvote.com prior to the Annual Meeting, 24 hours a day, seven days a week.



By Phone

Call the phone number located on the accompanying proxy card or voting instruction form.



By Mail

Complete, sign, date and return the accompanying proxy card or voting instruction form in the envelope provided.



QR CODE

Scan the QR code on your voting materials to vote with your mobile device

Table of Contents

Forward-Looking Statements

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical or current facts, including statements regarding our future prospects, expectations regarding the proposed acquisition of CyberArk Software Ltd., corporate responsibility matters and plans, governance matters and plans, and executive compensation programs and plans, made in this document are forward-looking. We use words such as "anticipates," "believes," "continue," "estimate," "expects," "future," "intends", "may," "plan," and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements reflect management's current expectations and are inherently uncertain. Actual results could differ materially for a variety of reasons. Risks and uncertainties that could cause our actual results to differ materially from those expected or implied in any forward-looking statement include, but are not limited to those discussed in the section titled "Risk Factors" in our 2025 Annual Report on Form 10-K, our Registration Statement on Form S-4 (File No. 333-290235), and other filings we may file with the SEC from time to time. Unless otherwise provided herein, all statements in this Proxy Statement are as of the date of the filing of this Proxy Statement, and we do not assume any obligation to update forward-looking statements.

References to our website in this Proxy Statement are not intended to function as a hyperlink and the information contained on our website is not intended to be part of this Proxy Statement.

In this Proxy Statement, the terms "the Company," "we," and "our" refer to Palo Alto Networks, Inc. and the term "Board" refers to the Board of Directors of Palo Alto Networks, Inc.

To the extent that this Proxy Statement has been or will be specifically incorporated by reference into any other filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, the Letters from our Chair, our Lead Independent Director and our Compensation and People Committee, and the sections of this Proxy Statement titled "Report of the Audit Committee" and "Report of the Compensation and People Committee" shall not be deemed to be so incorporated, unless specifically stated otherwise in such filing.

Note on per share figures

After the close of trading on December 12, 2024, we effected a two-for-one stock split. Accordingly, all share and per-share amounts presented in this Proxy Statement have been retroactively adjusted to reflect the stock split.

About Us

Our Company

Palo Alto Networks® is a global cybersecurity provider with a vision of a world where each day is safer and more secure than the one before. We were incorporated in Delaware in 2005 and are headquartered in Santa Clara, California. Our principal executive offices are located at 3000 Tannery Way, Santa Clara, CA 95054.

Our mission is to be the cybersecurity partner of choice for enterprises, organizations, service providers, and government entities to protect our digital way of life. Our cybersecurity platforms and services help secure enterprise users, networks, clouds, and endpoints by delivering comprehensive cybersecurity backed by artificial intelligence and automation. A key element of our strategy is to help our customers simplify their security architectures through consolidating disparate point products. We execute on this strategy by developing our capabilities and packaging our offerings into platforms which are able to cover many of our customers' needs in the markets in which we operate. Our platformization strategy combines various products and services into a tightly integrated architecture for more secure, faster and cost-effective outcomes. We focus on delivering value across four sectors of the cybersecurity industry: Network Security, Cloud Security, Security Operations, and Threat Intelligence and Advisory Services.

Our Corporate Values

Our corporate values, which were co-created by our employees, serve as the foundation of our culture and the guide for our corporate decisions. Foremost among these is integrity, which is the foundation of everything we do and every decision we make. We believe that collaboration enhances our ability to disrupt entrenched beliefs, which we think ultimately leads to innovation. Our ability to execute on our innovations and deliver products and services that address the cybersecurity needs of our customers is critical to our long-term success. Finally, we are intentional about including varied points of view, perspectives, experiences, and ideas in our decision-making process. We believe that our core values make us a better company.



DISRUPTION
• We challenge entrenched beliefs and look to the future
• We take risks, fearlessly
• We fail early, fail fast and move forward
• We solve real problems with new ideas
COLLABORATION
• When we work together, we win together
• We can rely on each other
• We ensure individual and Company goals are aligned
• We seek to empower
• We open ourselves to accountability
Our Mission
Our mission is to be the cybersecurity partner of choice, protecting our digital way of life.
INCLUSION
• We believe different perspectives strengthen our ideas and our business
• We support the communities where we live, work and operate
• We care about our employees
• We enhance innovation in our products and services through a workforce that reflects our global customers
EXECUTION
• We are committed to quality
• Our technology just works as promised, always
• We strive tirelessly for simplicity and usability
INTEGRITY
• We are self-aware
• We take pride in our work because we do it the right way
• We respect our customers, partners, employees, and shareholders
• We are transparent and share with our teams
• We inspire trust and we live up to it

Recognized in "Top 100 Global Most Loved Workplaces" by Newsweek (2025)



GLOBAL
MOST LOVED WORKPLACES
2025 Newsweek 2025

Recognized in "America's Best Large Employers" by Forbes (2025)



Forbes
BEST LARGE EMPLOYERS
2025

Recognized in multiple categories including Company Outlook, Leadership, Engineering, and Women by Comparably (2025)



WOMEN



Best Company
OUTLOOK



Best Company
LEADERSHIP



Best Teams
ENGINEERING

Our Fiscal 2025 Highlights

Our strategic approach and disciplined execution has delivered another year of exceptional financial results for our shareholders. Highlights include:

- Total revenue increased to $9.22 billion, by 15% year over year
- Next-Generation Security annual recurring revenue, or "NGS ARR", increased to $5.58 billion, by 32% year over year[1]
- Remaining performance obligations, or "RPO", increased to $15.8 billion, by 24% year over year
- Non-GAAP net income per diluted share ("Non-GAAP EPS") increased to $3.34, by 18% year over year[2]
- Driving innovation with several new offerings, including Prisma® Access Browser 2.0, Cortex Cloud™, Prisma AIRS™ and Cortex XSIAM® 3.0
- Capitalizing on industry inflection points with our acquisition of Protect AI, Inc. for AI security, and our proposed acquisition of CyberArk Software Ltd. ("CyberArk"), to enter the Identity Security space following the closing of the proposed transaction

Delivering Robust Financial Performance Underscored by Platformization

Total Revenue
($ in billions)


$6.89
$8.03
$9.22
FY23
FY24
FY25

NGS ARR
($ in billions)


$2.95
$4.22
$5.58
FY23
FY24
FY25

RPO
($ in billions)


$10.6
$12.7
$15.8
FY23
FY24
FY25

Non-GAAP Earnings Per Diluted Share[2]
($)


$2.22
$2.84
$3.34
FY23
FY24
FY25

(1) Our NGS ARR represents the annualized allocated revenue of all active contracts as of the final day of the reporting period related to all product, subscription and support offerings, excluding revenue from hardware products, legacy attached subscriptions, support offerings and professional services. For more information, please see Appendix A.

(2) See Appendix A for a reconciliation of GAAP to non-GAAP metrics and other information.

Delivering Continued Superior Shareholder Returns

Five-Year Total Shareholder Return

Our total shareholder return over the past five years significantly outperformed the S&P 500 (by nearly three times) and our 2025 compensation peer group (by nearly four times). See "*Compensation Discussion and Analysis—Compensation Process—Competitive Positioning*" for the list of our 2025 compensation peer group.


350%
300%
250%
200%
150%
100%
50%
0%
07/31/2020
07/31/2025
307%
109%
77%
Palo Alto Networks, Inc.
S&P 500
Compensation Peer Group

Source: S&P Capital IQ, based on the latest closing price as of the beginning of the period and as of July 31, 2025. The compensation peer group TSR is the weighted-average TSR, based on the respective market capitalization of each peer at the beginning of each fiscal year, over the time period, and includes only publicly-traded companies as of such date.

Our Board at a Glance

Our Board comprises a group of highly qualified leaders in their respective fields who bring unique perspectives. All directors have either held senior leadership positions at large companies or otherwise gained significant and wide-ranging management experience in their respective fields (including strategic, financial, public company financial reporting, compliance, risk management, and leadership development). Many of our directors also have public company experience (serving as chief executive officer, chief operating officer, or chief financial officer, or on boards of directors and board committees), and as a result have a deep understanding of corporate governance practices, including risk and management oversight.



BOARD SNAPSHOT
TENURE
3
>10 years
4
0-5 years
7.2
Average years
4
6-10 years
AGE
3
60+ years
2
41-50 years
58
Average years
6
51-60 years
BOARD INDEPENDENCE
2
Non-Independent
9
Independent
82%
Independent

The Board composition, tenure, age, and independence information is as of August 15, 2025, and is inclusive of Mr. Hamers who is not standing for reelection.



James J. Goetz
INDEPENDENT
Partner, Sequoia Capital
Director Since: 2005
Other Current Public Company Boards:
Intel Corporation
AC, CDC, SC
John M. Donovan
LEAD INDEPENDENT DIRECTOR
Former Chief Executive Officer, AT&T Communications, AT&T Inc.
Director Since: 2012
Other Current Public Company Boards:
Lockheed Martin Corporation
CDC (Chair), GSC (Co-Chair), SC, CC
Right Honorable Sir John Key
INDEPENDENT
Former Prime Minister of New Zealand
Director Since: 2019
Other Current Public Company Boards: None
CC (Chair), AC, SC
Mary Pat McCarthy
INDEPENDENT
Former Vice Chair, KPMG LLP
Director Since: 2016
Other Current Public Company Boards:
Micron Technology, Inc.
AC (Chair), CDC, SC
Lee Klarich
Chief Product and Technology Officer, Palo Alto Networks, Inc.
Director Since: 2025
Other Current Public Company Boards: None
SC (Chair)
CLASS I
CONTINUING


CLASS II
RECTORS
CLASS III
DIRECTORS

Helle Thorning-Schmidt
INDEPENDENT
Former Prime Minister of Denmark
Director Since: 2025
Other Current Public Company Boards: None
GSC, SC

Ralph Hamers*
NON-CONTINUING DIRECTOR
Former Chief Executive Officer of UBS Group AG
Director Since: 2025
Other Current Public Company Boards: None
AC, SC

Nikesh Arora
Chair and Chief Executive Officer, Palo Alto Networks
Director Since: 2018
Other Current Public Company Boards:
Compagnie Financière Richemont S.A.
Uber Technologies, Inc.
CDC

Aparna Bawa
INDEPENDENT
Chief Operating Officer, Zoom
Director Since: 2021
Other Current Public Company Boards: None
AC, CC, CDC, SC

Carl Eschenbach
INDEPENDENT
CEO, Workday, Inc.
Director Since: 2013
Other Current Public Company Boards: Workday, Inc.
SC

Lorraine Twohill
INDEPENDENT
Chief Marketing Officer, Google
Director Since: 2019
Other Current Public Company Boards: None
GSC (Co-Chair), SC

AC	Audit Committee
CC	Compensation and People Committee
GSC	Governance and Sustainability Committee
SC	Security Committee
CDC	Corporate Development Committee

* Mr. Hamers is not standing for reelection at the 2025 Annual Meeting of Shareholders

Skills and Experience

Our directors have the breadth and depth of expertise necessary to guide our business strategy and create shareholder value. The Board is independent, with varied backgrounds, experience and perspectives.

Leadership & Governance



Senior Leadership Experience



11/11



Global/International Experience



10/11



Public Company Board Experience and Corporate Governance

11/11

Risk Management



Risk Management Experience



11/11

Financial Knowledge and Expertise



Financial Knowledge and Expertise



9/11

Human Capital Management



Human Capital Management

11/11

Strategic



Industry and IT/ Technical Expertise



6/11



Cybersecurity/Information Security/Security



6/11



Backgrounds and Experiences



11/11



Emerging Technologies and Business Models Experience



9/11



Sales, Marketing and Brand Management Experience



6/11

Our Corporate Governance at a Glance

1

BOARD COMPOSITION

See Page **52**

- Consider candidates and nominees in light of current skill sets and needs of the Board
- Candidates and nominees evaluated for their expertise, experience, leadership and background
- Balance the background and experience of the Board, considering the background of candidates and nominees on broad principles such as the ability to improve the breadth of perspective and expertise
- Appointed two new directors in fiscal 2025, who have brought unique insights to the global reach of our company
- Annual assessment of Board composition against anticipated future needs, including succession planning

2

BOARD LEADERSHIP AND STRUCTURE

See Page **27**

- Board leadership structure reviewed annually
- Clearly defined roles for Board leadership
- Strong Lead Independent Director, who leads executive sessions of the Board
- Strong Board independence, with nine independent directors
- Fully independent Audit Committee, Compensation and People Committee, and Governance and Sustainability Committee, with frequent and robust executive sessions
- Strong partnership between Chair and Lead Independent Director

3

BOARD EFFECTIVENESS

See Page **35**

- Annual Board evaluation process led by the Lead Independent Director and includes assessments and reviews of the Board, committees and individual directors
- Director orientation and continuing director education
- High standards of corporate governance
- Board meeting agendas set by Chair in collaboration with Lead Independent Director

4

ENGAGED OVERSIGHT

See Page **37**

- Frequent review of oversight during the year, including in respect of significant risks in:
  - Financial reporting, internal controls over financial reporting, and enterprise risk relating to financial matters (Audit Committee)
  - Culture, employee retention and human capital management (Compensation and People Committee)
  - Corporate governance and corporate responsibility (Governance and Sustainability Committee)
  - Security and cybersecurity (Security Committee)
- Mergers, acquisitions and other strategic transactions (Corporate Development Committee)
- Engaged in setting corporate strategy
- Engaged in management succession planning to ensure next generation of leadership
- Strong Lead Independent Director, who actively engages in management oversight and CEO evaluation

5

BOARD ACCOUNTABILITY

See Page **24**

- Transparent lines of accountability to our shareholders
- A robust and interactive shareholder engagement program based on dialogue, transparency and responsiveness to shareholder feedback
- Implement changes in response to shareholder feedback, such as:
  - Adopting majority voting for uncontested elections of directors, including a resignation policy if a director does not receive a majority of the vote
  - Several changes to our executive compensation program design, such as reducing maximum potential payouts while ensuring deep alignment to our business strategies and pay-for-performance philosophy
- Appropriate director compensation structured in a manner that is aligned with shareholder interests and informed by market data provided by our independent compensation consultant

Shareholder Engagement at a Glance

We are proud of our investor engagement program and committed to maintaining outreach that is truly a dialogue with our shareholders. Our relationship with our shareholders is an important part of our Company's success. In fiscal 2025, we had robust shareholder engagement, with a focus on executive compensation, corporate governance, and corporate responsibility, as well as other matters of importance to our shareholders. Our Lead Independent Director played a central role in this program, and once again actively participated in our shareholder engagement efforts in fiscal 2025.

Our Lead Independent Director and management team regularly update our Board and its committees on our engagement efforts, providing summaries and analyses of our shareholders' feedback. We place great value in the feedback we receive from our shareholders and make meaningful and impactful changes as a result, such as our fiscal 2025 changes to our executive compensation program designs, which included reducing the maximum potential payout in our executive performance-based restricted stock units ("PSUs") and deepening our commitment to pay-for-performance, and our adoption in May 2022 of majority voting for uncontested elections of our directors.

We believe that our approach to engaging directly and openly with our investors drives increased corporate accountability, improves decision making, and leads to creating long-term shareholder value. The following statistics regarding our shareholder engagement represent shareholder ownership, to our knowledge, as of June 30, 2025.

56%
Contacted

We contacted shareholders representing 56% of our outstanding shares

53%
Engaged

We engaged in discussions with investors representing 53% of our outstanding shares (all shareholders willing to engage with us)

35%
Lead Independent Director Engaged

Lead Independent Director participated in discussions with investors representing 35% of our outstanding shares, while offering meetings to investors representing 45% of our outstanding shares

14
meetings with Lead Independent Director

Below are the key elements of our shareholder engagement cycle:

Spring/Summer

- Implement changes to align with investor feedback
- Conduct proactive off-season investor outreach
- Investor meetings and conferences

Summer/Fall

- Prepare and publish Annual Report
- Engage with investors on enhanced proxy disclosures
- Prepare and publish Proxy Statement
- Investor meetings and conferences

Fall/Winter

- Engage with shareholders about voting matters
- Review proxy advisory firms' analyses of voting matters and proxy disclosures
- Hold Annual Meeting of Shareholders in December
- Receive and publish voting results
- Investor meetings and conferences



Winter/Spring

- Consider voting results and investor feedback
- Consider changes to align with investor feedback
- Investor meetings and conferences

Executive Compensation at a Glance

Our Compensation Best Practices

Our executive compensation program is based on a robust pay-for-performance philosophy, and is designed to drive value creation for our shareholders by directly linking compensation to the achievement of our strategic and financial goals. Maintaining a competitive compensation program that can retain and motivate our leadership team is critical to our long-term success. Accordingly, our compensation programs reflect recognized best practices supported by the market.

ROBUST AND INDEPENDENT COMPENSATION DECISION-MAKING, ALIGNED WITH OUR CORPORATE VALUES

- ✔ 100% Independent Compensation and People Committee
- ✔ Independent compensation consultant
- ✔ Annual review of compensation strategy
- ✔ Consideration of annual Say-on-Pay vote and other shareholder feedback
- ✔ Maintain our commitments to our shareholders in our 2024 Proxy Statement

COMPENSATION BEST PRACTICES

Pay for Performance

- ✔ Significant majority of compensation is performance-based and at-risk
- ✔ 100% of short-term incentive cash compensation is performance-based and at-risk
- ✔ Inclusion of Corporate Responsibility modifier to cash incentive plan
- ✔ Use of multiple different performance measures in both cash incentive plan and long-term equity incentive program
- ✔ 100% of equity awards granted to our NEOs in fiscal 2025 were performance-based and use different performance metrics than the cash incentive plan

Compensation Policies

- ✔ Robust stock ownership guidelines for NEOs
- ✔ One-year post-vesting holding period for all NEOs, including our Chief Executive Officer, subject to limited exceptions
- ✔ Meaningful compensation recovery and clawback policies
- ✔ Limited perquisites and personal benefits
- ✔ Assessing and implementing the advice of independent compensation consultant, including a decision-making framework to further ensure alignment of executive compensation decision with our pay-for-performance philosophy

What We Don't Do

- ✕ No single trigger vesting of equity awards on occurrence of a change in control
- ✕ No dividends paid on unvested equity
- ✕ No hedging or pledging, except limited pledging permitted with the prior approval of the Governance and Sustainability Committee
- ✕ No defined benefit plans or special executive retirement plans

Significant At-Risk Compensation

Our executive compensation program is tied to our strategic and financial goals and operational performance. The graphs below illustrate the predominance of performance-based components included in our fiscal 2025 executive compensation program for our Chief Executive Officer and other NEOs, based on total target annual compensation.

CEO

CEO

2% Base Salary

2% Target Cash Incentives

96% Performance Stock Units (PSU)

98% Performance Based and At-Risk

Average of Other NEOs[1]




All Other NEOs
6%
Base Salary
6%
Target Cash Incentives
88%
Performance Stock Units (PSU)
94%
Performance Based and At-Risk

(1) Mr. Zuk received no equity grant for fiscal 2025 and, as such, approximately 50 percent of Mr. Zuk's target compensation was performance-based in fiscal 2025. Accordingly, Mr. Zuk has been omitted from the analysis in this graphic for presentation purposes.

Executive Compensation Program Changes

In fiscal 2025, we implemented a number of changes to our executive compensation program that were outlined in our 2024 Proxy Statement. In addition, while we were encouraged by the year-over-year improvement in our "Say-on-Pay" vote result at the 2024 annual meeting of shareholders, where a majority of the votes cast were in favor of the "Say-on Pay" advisory resolution, we continue to remain committed to further refinements to address your feedback. Accordingly, we have made further refinements to our executive compensation program in fiscal 2026.

Fiscal 2025 Executive Compensation Program Changes

- ✔ Maximum payout of performance-based restricted stock units ("PSUs") has been **lowered by 33.3%** from 600% to 400% of the target number of PSUs for outstanding PSUs
- ✔ **Updated the financial measures in our PSUs**, including the remaining performance periods for outstanding PSUs, to tightly align with our strategies and pay for performance philosophy—using NGS ARR to focus on platformization, and adding annual Non-GAAP EPS as an equally-weighted second financial measure to focus on profitability
- ✔ **Clearly identified the threshold performance levels** for each financial measure that is required for funding and payout of the cash incentive plan as achieving a level of at least 10% below target for each financial performance measure
- ✔ Added a **new commitment** to not grant Mr. Arora, our Chief Executive Officer, additional one-time equity awards with vesting or performance metrics that would overlap with the one-time PSU retention award granted to him in June 2023

New for Fiscal 2026 Performance-Based Equity Program

- ✔ Relative total shareholder return modifier target for a 1.0x modifier achievement has been increased to the 55th percentile rank from the 50th percentile rank
- ✔ For the NGS ARR performance measure, the maximum achievement of 300% now requires exceeding the target by at least $400 million instead of $300 million—an increase of 33.3%—while the threshold for no payout has similarly been lowered to being below target by at least $400 million

Corporate Responsibility at a Glance

We protect people's digital lives and secure the systems that society depends upon. Through our corporate responsibility efforts we maintain trust with our stakeholders and help sustain long-term business success. Information about our corporate responsibility strategy is presented in the visual below and detailed elsewhere in this Proxy Statement.


Advance environmental sustainability
Products
Operations
Value Chain
Information Security & Privacy
Safe. Secure. Sustainable.
Workforce
Ethics & Compliance
Suppliers
Oversight
Communities
Operate with integrity
Invest in people

Proxy Roadmap



ABOUT US
Read about our corporate values, fiscal 2025 financial and business highlights, and learn more about our Board, corporate governance, shareholder engagement efforts, executive compensation and corporate responsibility highlights at a glance
CORPORATE GOVERNANCE AND CORPORATE RESPONSIBILITY
Read more about corporate governance and our approach to corporate responsibility, including the roles of our Board and management team in setting our programs and priorities
PROPOSAL NO. 1
Read about our proposal to elect John M. Donovan, James J. Goetz and Helle Thorning-Schmidt to a new term, and learn more about our Board members, Board committees and Board compensation
PROPOSAL NO. 2
Read about our proposal to ratify Ernst & Young as our independent registered public accounting firm for fiscal 2026
PROPOSAL NO. 3
Read about our "Say-on-Pay" proposal to approve, on an advisory basis, the compensation of our named executive officers
EXECUTIVE COMPENSATION
Read the letter from our Compensation and People Committee, and learn more about our executive compensation programs
PROPOSAL NO. 4
Read about our proposal to approve an amendment to our 2021 Equity Incentive Plan to increase the number of shares reserved for issuance
PROPOSAL NO. 5
Read about the shareholder proposal regarding a policy addressing the impact of share repurchases on financial performance metrics
PROPOSAL NO. 6
Read about the shareholder proposal regarding electing each of our directors annually

Corporate Governance

Corporate Governance Highlights

Our Board is governed by our Corporate Governance Guidelines, which are amended from time to time to incorporate certain current best practices in corporate governance. Our Corporate Governance Guidelines can be found on our website at https://investors.paloaltonetworks.com.

In addition to a strong, independent Board, we are committed to corporate governance structures that promote long-term shareholder value creation through a sound leadership structure and by providing our shareholders with both the opportunity to provide direct feedback, and substantive rights and policies to ensure accountability.

BOARD CORPORATE GOVERNANCE PRACTICES AND SHAREHOLDER RIGHTS INCLUDE:

- Majority voting for uncontested elections of board members, with an associated resignation policy
- Strong Lead Independent Director
- Board composed of 82% independent directors
- 100% Independent Audit Committee, Compensation and People Committee, and Governance and Sustainability Committee
- Annual review of Board leadership structure
- Board refreshment
- Changes in director circumstances actively assessed
- Board and Committee access to management
- Annual Board and Committee Evaluations
- Independent compensation consultant
- Board and Committee authority to retain outside advisors
- Board and Committee risk oversight
- Board Continuing Education Program
- No "Poison Pill"
- Single Class of Shares
- Board-level Security Committee with oversight over security issues, including cybersecurity
- Annual review of Committee charters and governance policies
- Fair director compensation practices
- Active Board oversight of management succession
- Active management of director conflicts of interest
- Annual “Say-on-Pay” vote
- Continuous shareholder engagement program
- Stock ownership guidelines for directors and executive officers
- Code of Business Conduct and Ethics for Directors, Officers and Employees
- Anti-Hedging Policy
- Restrictive Pledging Policy
- SEC and Nasdaq-compliant Compensation Recovery Policy and an additional Clawback Policy
- Regular meetings of independent directors without management present
- Proxy Access Bylaws

Board Responsiveness to Shareholders

Our Board is committed to actively engaging with our shareholders, and maintaining outreach that is truly a dialogue with our shareholders. Through year-round engagement and outreach, we regularly provide shareholders with opportunities to deliver feedback on our corporate governance, compensation programs, and corporate responsibility practices. We regularly meet with investors, prospective investors, and investment analysts. These meetings can include participation by our Chair and Chief Executive Officer, Chief Financial Officer, Chief Product and Technology Officer, General Counsel and Corporate Secretary, or other business leaders, and can often focus on Company strategy, financial performance, product strategy and corporate responsibility philosophy. Members of our Investor Relations team also participate in meetings with our shareholders and, as appropriate, members of the Board participate. In fiscal 2025, our Lead Independent Director participated in 14 meetings with investors representing 35% of our outstanding shares, while offering meetings to investors representing 45% of our outstanding shares (each, as of June 30, 2025).

In fiscal 2025, including following our 2024 annual meeting of shareholders, we once again reinvigorated our approach and practices to shareholder engagement and implemented a strategy that focused on extensive engagement on a wide range of topics. Our Lead Independent Director played an active and central role in our shareholder engagement efforts in fiscal 2025, and our management team regularly communicated topics discussed and shareholder feedback to the Board and our Board committees for consideration in their decision-making.



Who we met with

- Investors holding **53%** of shares outstanding engaged with in discussions, which is all shareholders that expressed willingness to engage with us
- Offered meetings with Lead Independent Director to shareholders holding **45%** of shares outstanding
- Investors holding **35%** of shares outstanding met with Lead Independent Director



Our engagement team

- Lead Independent Director (participated in **14** meetings)
- Investor Relations team
- General Counsel & Corporate Secretary
- People team (human resources)
- Corporate Responsibility team



What we discussed

- Executive compensation
- Board structure
- Board composition and governance, including Board refreshment
- Board risk oversight
- Board leadership
- Shareholder engagement
- Corporate Responsibility

WHAT WE HEARD OVER THE YEARS	HOW WE RESPONDED
 **Board Governance** Classified Board, dual role of CEO and Chairman and annual election of all Board members	• Adopted a majority voting requirement for uncontested elections of directors, including a resignation policy in the event a director does not receive a majority of the vote • Annual review of our Board leadership structure, including whether an independent director should be the Chair of our Board • Maintaining a strong Lead Independent Director • Annual review to determine whether maintaining a classified Board is appropriate for our Company • Annual survey of the members of our Board and self-evaluation of the Board and its committees • Added two new independent directors in 2025, further demonstrating our commitment to independent director oversight
 **Board Oversight of Risks, Including Cybersecurity and Corporate Responsibility Risks** How the Board is addressing oversight of increased, varied and new risks	• Reallocated Corporate Responsibility matters among our Board committees, clearly identifying the responsibilities of each Committee • Formed a Security Committee of our Board to enhance oversight over security issues facing our Company, including cybersecurity, which is now chaired by our Chief Product and Technology Officer providing deep technical expertise and leadership • Reconstituted our Nominating and Corporate Governance Committee as the Governance and Sustainability Committee to enhance the Board's oversight of Corporate Responsibility matters • Appointed Lorraine Twohill as co-Chair of our Governance and Sustainability Committee • Added additional disclosure in this Proxy Statement relating to Board oversight
 **Board Refreshment** The duration of Board service by certain long-standing directors, and the makeup of the Board and the rationale therefore	• Since the 2024 annual meeting of shareholders, we appointed three new directors • Since April 2019, we appointed six new independent directors, five of whom are currently serving on the board • Expanded disclosure in our Proxy Statement of the rationales as to why each of our directors continue to serve on our Board
 **Shareholder Engagement** Continued investor outreach on executive compensation, Corporate Responsibility, and other matters of interest to our shareholders	• Conducted extensive shareholder and investor outreach • In fiscal 2025, engaged in discussions with shareholders holding 53% of our outstanding shares, as of June 30, 2025 • In fiscal 2025, our Lead Independent Director participated in 14 meetings, engaged in discussion with shareholders holding 35% of our outstanding shares, and offered meetings to 45% (each, as of June 30, 2025) • Modified our executive compensation program as a result of shareholder feedback

STAKEHOLDER FEEDBACK

HOW WE RESPONDED





Corporate Responsibility Initiatives and Disclosures

We heard from stakeholders over the years that they would like to see more information about how we develop and manage our corporate responsibility programs

- Publish an annual Corporate Responsibility Report with details on our programs and progress
- Added more disclosure in our Annual Report on Form 10-K and our Proxy Statement describing our corporate responsibility programs
- Communicated our decarbonization pathway, that includes operational efficiencies, procuring 100% renewable energy, and reducing emissions
- Detailed our comprehensive approach to attract, hire, onboard, enable, listen to, and engage employees, in order to enable a workforce that is high-performing and innovative
- Outlined Responsible AI Principles in our Responsible Use of Artificial Intelligence Policy that guides our development and use of AI technologies, both within our products and services and across our business operations
- Operationalized our corporate responsibility governance structure through a cross-functional Corporate Responsibility Steering Committee, which reports regularly to our Corporate Responsibility Executive Council and the Board



Executive Compensation

Prioritize and ensure the retention of Chief Executive Officer and executive leadership, stand by our pay-for-performance philosophy and the commitments made in our 2024 Proxy Statement relating to our executive compensation program and enhanced disclosure, reduce stock-based compensation expense as a percentage of revenue, and continue to be responsive to shareholder input on our executive compensation program

- Incentivized our Chief Executive Officer and executive leadership to remain at the Company for the long term to enhance our prospects of delivering sustained shareholder value
- Committed not to grant our Chief Executive Officer additional one-time equity awards of any variety with vesting or performance metrics that would overlap with the one-time performance-based restricted stock unit retention award granted to him in June 2023
- 100% of the equity awards granted to our NEOs in fiscal 2025 were performance-based, with different performance targets than the cash incentive plan
- Maintained our robust stock ownership guidelines for our NEOs, including our Chief Executive Officer
- Maintained a Corporate Responsibility modifier to our cash incentive plan, and in response to shareholder feedback, expanded our disclosure in our proxy statement to include data regarding the scorecard measures
- Maintained a one-year post-vesting holding period for all NEOs, including our Chief Executive Officer, subject to limited exceptions for equity grants made as part of first becoming an executive officer
- Reduced stock-based compensation expense as a percentage of revenue from 21.8% in fiscal 2021 to 14.1% in fiscal 2025
- For fiscal 2025, we meaningfully redesigned executive performance-based equity awards (“PSUs”) to reduce the maximum payout by 33.3%, and update the financial measures to align with our strategy and drive balanced focus on platformization and profitability
- For fiscal 2026, we again refined our executive PSUs, providing that the maximum achievement of 300% requires exceeding the target NGS ARR for the particular fiscal year by at least $400 million–an increase of 33.3%—and that a target relative TSR modifier of 1.0x is only achieved if our three-year TSR is at the 55th percentile rank

Leadership Structure

Our Corporate Governance Guidelines provide that our Board is free to choose its chairperson (the "Chair") based on our Board's view of what is in the best interest of the Company and our shareholders. The Chair and the Chief Executive Officer may, but need not be, the same person.

Annual Evaluation of Leadership Structure

As part of its annual review and evaluation process, the Board reviews its leadership structure and whether combining or separating the roles of Chair and Chief Executive Officer is in the best interests of the Company and our shareholders. The Board also considers:

- The effectiveness of the policies, practices, and people in place at the Company to help ensure strong, independent Board oversight.
- The importance of consistent, unified leadership to execute and oversee the Company's strategy.
- The strength of Chief Executive Officer's vision for the Company and the quality of his leadership.
- Our performance and the effect the leadership structure could have on our performance.
- The Board's performance and the effect the leadership structure could have on the Board's performance.
- The meaningful and robust responsibilities and the performance of our Lead Independent Director.
- The views of our shareholders through our ongoing engagement efforts.
- The practices at other companies and trends in governance.
- The current state of our Company.

In the circumstance that the Board determines that it remains in the best interests of the Company and its shareholders that our Chief Executive Officer also serve as our Chair, the independent members of the Board then appoint a Lead Independent Director as provided in our Corporate Governance Guidelines.

Why Our Leaders Are Ideally Suited for Their Roles

The Board believes that the independent Board members should have the flexibility to respond to changing circumstances and choose the Board leadership structure that best fits the then-current situation. As it does annually, in August 2025, the Board reviewed our leadership structure. Following that review, the Board determined that the combination of the Chair and Chief Executive Officer roles, along with the robust authority given to our experienced Lead Independent Director, effectively maintains independent oversight of management. The Board consists of nine independent directors, and exercises a strong, independent oversight function through frequent executive sessions, independent Board committees and by having a strong Lead Independent Director with clearly delineated and comprehensive duties.

The Board strongly believes that its leadership structure strikes the right balance of allowing our Chair and Chief Executive Officer to promote a clear, unified vision of the Company's strategies, while ensuring robust, independent oversight by the Board and our Lead Independent Director. The Board also believes there is value in presenting a single face to our customers through combining the Chair and Chief Executive Officer roles, and that this structure of having the Board and management operate under the unified leadership of a highly experienced Chief Executive Officer best positions the Company to successfully implement its strategies and deliver value to our shareholders.

Accordingly, in August 2025, the Board determined that it is in the best interests of our shareholders to maintain our current Board leadership structure with Mr. Arora serving as Chair and John M. Donovan serving as our Lead Independent Director.



Nikesh Arora
Chair and
Chief Executive Officer

- Substantial knowledge and deep understanding of our business and the challenges we face
- Substantial international business experience and business acumen and valued strategic, financial and operational insights
- Day-to-day insight into our prospects, opportunities, strategies and challenges facilitates the timely deliberation by the Board of the most important matters
- Brings a unique, shareholder-focused insight to assist the Company to most effectively execute its strategy and business plans to maximize shareholder value
- Serves as an important bridge between the Board and management, and provides critical leadership for carrying out our strategic initiatives and confronting our challenges
- Provides the Board with more complete and timely information about the Company
- Provides a unified structure and consistent leadership direction internally and externally, allowing the Company to act rapidly and proactively to address new and evolving technology
- Proven success in leading Palo Alto Networks since joining the Company



John M. Donovan
Lead Independent Director

- Independence, confidence and gravitas, enabling strong oversight of executive leadership
- Deep understanding of our business
- Strong working relationship with our Chair and Chief Executive Officer
- Strength and effectiveness of communication with our Chair and Chief Executive Officer, resulting in active and visible oversight of the issues, plans and prospects of the Company
- Strong working relationship with other management and our independent directors
- Substantial experience leading a large multinational company
- Strong background in corporate governance
- Strong background as a technologist
- Dedicated to his service as Lead Independent Director, as demonstrated by the fact that, during fiscal 2025, he held 14 meetings with shareholders holding 35% of our outstanding shares and offered to meet with shareholders holding 45% of our outstanding shares
- Promotes a collaborative and collegial environment for Board decision making
- Actively and effectively engages with our shareholders on an annual basis

OVERVIEW OF LEAD INDEPENDENT DIRECTOR RESPONSIBILITIES

The responsibilities of the Lead Independent Director are well-defined. The Lead Independent Director engages in regular communication between the independent directors and Mr. Arora, keeping Mr. Arora apprised of any concerns, issues, or determinations made during the independent sessions, and consults with Mr. Arora on other matters pertinent to the Company and the Board. As part of the Board's annual review and evaluation, the Board further defined the role and responsibilities of our Lead Independent Director to include:

- Presiding at meetings of the Board at which the Chair is not present, including calling and presiding over executive sessions of the independent directors.
- Serving as liaison between the Chair and the independent directors.
- Developing agendas for Board meetings in collaboration with the Chair, communicating with independent Board members to ensure that matters of interest are being included on agendas for Board meetings, and ensuring adequate time is allocated for Board discussions.
- Communicating with independent Board members and with management to affirm that appropriate briefing materials are being provided to Board members sufficiently in advance of Board meetings to allow for proper preparation and participation at meetings.
- Ensuring the Board exercises appropriate risk management oversight, including providing direction related thereto to management.
- Having the authority to call meetings of the independent directors .
- Preparing agendas for meetings of the independent directors.
- Organizing and leading the Board's evaluation of the Chief Executive Officer.
- Leading the Board's annual self-evaluation and assessing areas of current and future improvement in Board performance.
- If requested by major shareholders, ensuring that he is available, as necessary, for consultation and direct communication.

In addition to the responsibilities outlined above, our Lead Independent Director also:

- Has biennial one-on-one discussions with each independent director, as part of the Board's annual evaluation process.
- Has access to all committee materials.
- Has the authority to engage independent consultants.
- Interviews Board candidates, and assesses future Board needs.
- Spends time with senior management outside of Board meetings, as necessary, to ensure a deep understanding of the business and strategy of the Company.
- Participates in shareholder engagement planning and activities.

Independent Director Sessions

A meeting of the independent directors is scheduled at every regular Board meeting for the independent directors to meet in an executive session. These independent sessions are organized and chaired by our Lead Independent Director, and our Lead Independent Director provides direct feedback to Mr. Arora after these executive sessions.

Independent Committee Leadership

The Audit Committee, Compensation and People Committee, and Governance and Sustainability Committee are each composed solely of, and led by, independent directors, and provide independent oversight of management. In addition, with respect to these committees:

- Each committee chair meets with management in advance of meetings to review and refine agendas, add topics of interest, and review and comment on materials to be delivered to the committee.
- Every independent director has access to all committee materials.
- Each committee chair provides a report summarizing committee meetings to the full Board at each regular meeting of the Board.
- Each committee meeting includes adequate time for executive session and the committees meet in executive session on a regular basis with no members of management present (unless otherwise requested by the committee).
- Each committee effectively manages its Board-delegated duties and communicates regularly with the Chair, Lead Independent Director, the Board, and members of management.
- With respect to the Compensation and People Committee, it has an effective process for monitoring and evaluating Mr. Arora's compensation and performance, as well as succession planning.

Board Committees and Responsibilities

Our Board has a standing Audit Committee, Compensation and People Committee, Corporate Development Committee, Governance and Sustainability Committee, and Security Committee, which have the composition and responsibilities described below. Directors serve on these committees until their resignation or until otherwise determined by our Board.

The membership and meetings during fiscal 2025 and the primary functions of each of the standing committees are described below. Mr. Hamers is not standing for reelection at the Annual Meeting.

Board of Directors	Audit Committee	Compensation and People Committee	Corporate Development Committee	Governance and Sustainability Committee	Security Committee
Nikesh Arora			●		
Aparna Bawa*	●	●	●		●
John M. Donovan**		●	👤	👤	●
Carl Eschenbach*					●
James J. Goetz*	●		●		●
Ralph Hamers*	●				●
Rt Hon Sir John Key*	●	👤			●
Lee Klarich					👤
Mary Pat McCarthy* 💲	👤		●		●
Helle Thorning-Schmidt*				●	●
Lorraine Twohill*				👤	●

● Member

👤 Committee Chair or Co-Chair

** Lead Independent Director

* Independent Director

💲 Financial Expert

Audit Committee

Chair:
Mary Pat McCarthy

Members:
Aparna Bawa
James J. Goetz
Ralph Hamers
Right Honorable Sir John Key

Number of meetings in fiscal 2025: 7

Our Audit Committee is responsible for, among other things:

- Selecting and hiring our independent registered public accounting firm, including leading the review and selection of the lead audit engagement partner.
- Evaluating the performance and independence of our independent registered public accounting firm.
- Approving the audit and pre-approving any non-audit services to be performed by our independent registered public accounting firm.
- Reviewing our financial statements and related disclosures and reviewing our critical accounting policies and practices.
- Reviewing and participating in the selection of our chief audit executive and periodically reviewing the activities and reports of the internal audit function and any major issues encountered in the course of the internal audit function's work.
- Reviewing the adequacy and effectiveness of our internal control policies and procedures and our disclosure controls and procedures.
- Overseeing procedures for the treatment of complaints on accounting, internal accounting controls, or audit matters.
- Reviewing and discussing with management and the independent registered public accounting firm the results of our annual audit, our quarterly financial statements, and our publicly filed periodic reports.
- Reviewing and approving or ratifying any proposed related person transactions.
- Preparing the Audit Committee report that the SEC requires in our annual proxy statement.

The composition of our Audit Committee meets the requirements for independence for audit committee members under the listing standards of Nasdaq and the rules and regulations of the SEC. Each member of our Audit Committee also meets the financial literacy and sophistication requirements of the listing standards of Nasdaq. In addition, our Board has determined that Ms. McCarthy is an "audit committee financial expert" within the meaning of the rules and regulations of the SEC.

Our Audit Committee operates under a written charter that was adopted by our Board and satisfies the applicable rules and regulations of the SEC and the listing standards of Nasdaq. A copy of the charter of our Audit Committee is available on our website at http://investors.paloaltonetworks.com.

Compensation and People Committee

Chair:
Right Honorable Sir John Key

Members:
Aparna Bawa
John M. Donovan

Number of meetings in fiscal 2025: 5

Our Compensation and People Committee is responsible for, among other things:

- Reviewing and approving our Chief Executive Officer's and other executive officers' annual base salaries, incentive compensation arrangements, including the specific goals and amounts, equity compensation, employment arrangements, severance arrangements, and change in control agreements, and any other benefits, compensation or arrangements.
- Establishing and administering our equity compensation plans.
- Overseeing our overall compensation philosophy and compensation plans.
- Preparing the Compensation and People Committee report that the SEC requires to accompany the Compensation Discussion and Analysis contained in this Proxy Statement.
- Administering the Company's compensation recovery and clawback policies. Overseeing our succession planning process for the Chief Executive Officer and members of the management team.
- Overseeing our talent management and human capital management, including effectiveness of strategic initiatives to attract, engage, motivate, and retain employees, the Company's performance management and talent management practices and programs, and the Company's pay equity reviews and results.
- Reviewing and discussing with management the risks arising from the Company's compensation philosophy and practices applicable to employees to mitigate such risks.

The composition of our Compensation and People Committee meets the requirements for independence for compensation committee members under the listing standards of Nasdaq and the rules and regulations of the SEC. Each member of our Compensation and People Committee is also a "non-employee director," as defined pursuant to Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Our Compensation and People Committee operates under a written charter that was adopted by our Board and satisfies the applicable rules and regulations of the SEC and the listing standards of Nasdaq. A copy of the charter of our Compensation and People Committee is available on our website at http://investors.paloaltonetworks.com.

Corporate Development Committee

Chair:
John M. Donovan

Members:
Nikesh Arora
Aparna Bawa
James J. Goetz
Mary Pat McCarthy

Number of meetings in fiscal 2025: 1

Our Corporate Development Committee is responsible for, among other things:

- Assisting the Board in fulfilling its responsibilities relating to the review, evaluation, and approval of strategic, corporate development and other opportunities to enhance and complement the Company's product suite, improve stakeholder satisfaction, and increase shareholder return.
- Reviewing and evaluating proposed acquisition and investment strategies with management.
- Reporting to the Board its approval or recommendation of acquisitions or investment transactions and of such activity in general.

Our Corporate Development Committee operates under a written charter that was adopted by our Board.

Governance and Sustainability Committee

Co-Chairs:
John M. Donovan
Lorraine Twohill

Members:
Helle Thorning-Schmidt

Number of meetings in fiscal 2025: 4

Our Governance and Sustainability Committee is responsible for, among other things:

- Identifying and evaluating individuals who are qualified to become members of the Board and selecting and recommending to the Board individuals as director nominees for appointments to the Board.
- Evaluating and making recommendations regarding the composition, organization, and governance of our Board and its committees, including issues of integrity, experience, and expertise of membership.
- Considering Board leadership structure, including the separation of the chairperson and chief executive officer roles and the appointment of a lead independent director and making recommendations to the Board.
- Evaluating and making recommendations regarding the creation of additional committees or the change in mandate or dissolution of committees.
- Reviewing and making recommendations with regard to our corporate governance guidelines and compliance with laws and regulations.
- Reviewing and approving conflicts of interest of our directors and corporate officers, other than related person transactions reviewed by our Audit Committee.
- Overseeing our annual Board and committee self-assessment process.
- Overseeing our Corporate Responsibility efforts and priorities and related policies and programs.

The composition of our Governance and Sustainability Committee meets the requirements for independence under the listing standards of Nasdaq and the rules and regulations of the SEC.

Our Governance and Sustainability Committee operates under a written charter that was adopted by our Board and satisfies the applicable listing standards of Nasdaq. A copy of the charter of our Governance and Sustainability Committee is available on our website at http://investors.paloaltonetworks.com.

Security Committee

Chair:
Lee Klarich

Members:
Aparna Bawa
Carl Eschenbach
John M. Donovan
James J. Goetz
Ralph Hamers
Rt Hon Sir John Key
Mary Pat McCarthy
Helle Thorning-Schmidt
Lorraine Twohill

Number of meetings in fiscal 2025: 4

Our Security Committee is responsible for, among other things:

- Overseeing (i) our policies, plans, metrics and programs relating to the physical security of our facilities and employees, and enterprise cybersecurity and data protection risks associated with our security-related infrastructure and related operations, and (ii) the effectiveness of our programs and practices for identifying, assessing and mitigating such risks across our business operations.
- Overseeing our cyber crisis preparedness, security breach and incident response plans, communication plans, and disaster recovery and business continuity capabilities.
- Overseeing the safeguards used to protect the confidentiality, integrity, availability, safety and resiliency of the Company's employees, facilities, intellectual property and business operations.
- Overseeing our compliance with applicable information security and data protection laws and industry standards, new or updated legal implications of security, data privacy, or other regulatory or compliance risks to us or our employees, facilities and business operations and the threat landscape facing our business operations.
- Reviewing and advising on our physical and cybersecurity strategy, crisis or incident management and security-related information technology planning processes and review strategy for investing in our security systems.
- Reviewing and discussing with management our public disclosures relating to the Company's security of its products, employees, facilities and information technology systems, including privacy, network security and data security.
- Reviewing and discussing with management the cybersecurity risks associated with our outside partners (such as vendors, suppliers, operations partners, etc.).
- Reviewing and discussing with management the cybersecurity and data protection risks associated with our products.

In November 2021, our Board formed the Security Committee to facilitate Board oversight of security issues, including product security, data security, cybersecurity, security risk management, risk exposure and related controls and enterprise risk management related to these risks.

Our Security Committee operates under a written charter that was adopted by our Board. A copy of the charter of our Security Committee is available on our website at http://investors.paloaltonetworks.com.

Annual Board and Committee Self-Evaluations

Our Board and each of its committees perform an annual self-assessment to evaluate the effectiveness of our Board and its committees in fulfilling their respective obligations. As part of this annual self-assessment, directors are able to provide feedback on the performance of other directors.

Our Lead Independent Director, who is also Co-Chair of our Governance and Sustainability Committee, leads our Board in its review of the results of the annual self-assessment and takes further action as needed. In connection with the annual evaluation, each director receives a survey to complete to evaluate the Board and separate surveys for each committee on which they serve. These surveys include detailed questions regarding, among other things: the effectiveness and performance of the Board and committees; Board and committee composition and refreshment; timing, agenda, and content of Board and committee meetings; Board dynamics and function; Board structure; peer reviews of other members; access to and performance of management; and executive succession planning. At least biennially our Lead Independent Director also conducts one-on-one meetings with each director to receive their feedback and assessment of the Board and its committees. A summary of the results is presented to the Board and each committee on an anonymous basis.

In addition, all members of our Board have the opportunity to attend director education programs to assist them in remaining current with best practices and developments in corporate governance.


SELF-ASSESSMENT QUESTIONNAIRE
Provides director feedback on the Board and each of the Committees as well as each director
RESULTS ANALYZED
Results of the self-assessment analyzed by the Lead Independent Director and each Committee Chair
INDIVIDUAL DISCUSSIONS
Lead Independent Director engages with individual directors as appropriate, and at least biennially
SUMMARY OF RESULTS
Summary of the Board and Committee self-assessment results provided to each Committee and the Board
ONGOING FEEDBACK
Directors are encouraged to provide ongoing feedback in addition to the annual self-assessment
FEEDBACK INCORPORATED
Policies and practices updated as appropriate as a result of the annual self-assessment and ongoing feedback
Annual Self-Assessment

ACTION ITEM	ANNUAL BOARD AND COMMITTEE ASSESSMENT
 **Assessments and Discussions**	Each director completes a survey to evaluate the Board and a separate survey for each committee on which they serve. Topics covered include, among others: • Board size, composition, background, independence, and expertise • Board culture, effectiveness, initiative, and strategic focus • Board committee structure, membership, independence, responsibilities, and performance • Board leadership structure • Board education • Board committee processes, including number of meetings, time allotted, sufficiency of executive sessions, and availability of management • Risk oversight, access to information, and ethics • Relationship with management, access to management, and management responsiveness • Corporate governance policies and procedures • Board and management succession planning • Lead Independent Director meets individually with members of Board at least biennially to evaluate the Board and its committees
 **Analysis and Discussion**	Results of these surveys are analyzed and processed as follows: • Our General Counsel reviews and summarizes the responses from each director's assessments for the Chair, the Lead Independent Director, and each committee chair • Results are reviewed and robustly discussed with the full Board and each committee • Each director participates in a one-on-one, open ended interview facilitated by the Lead Independent Director to discuss the results of the evaluations, and solicits input and feedback on the performance and effectiveness of the Board and its committees • Directors are encouraged to provide ongoing feedback in addition to the annual self-assessment
 **Incorporation of Feedback and Action Planning**	These self-evaluations show that our Board and its committees operate effectively and help ensure continued effectiveness. These evaluation processes have led to various refinements over recent years, including, for example: • Ensuring the responsibilities of our Board committees are well defined, including with the establishment of our Security Committee for dedicated risk oversight of security matters, and reconstitution of the Governance and Sustainability Committee to oversee Corporate Responsibility matters • Ensuring the Board and committee agendas continue to be focused on the Company's key strategic priorities • Increasing Board focus on succession planning and Board refreshment • Prioritizing regular director education regarding our industry, the industry landscape, and current events, including the impact of rapidly evolving technology, such as AI

Board's Role in Strategy Oversight

Our Board is responsible for overseeing the development of the Company's strategy (including product development roadmaps), which articulates objectives for the business, helps establish and maintain effective risk management and internal controls frameworks, and provides direction to senior management to determine which business opportunities to pursue. The Board is also actively engaged in ensuring that the Company's culture reflects our commitment to our core values of **disruption, execution, collaboration, inclusion, and integrity**.



Annually holds a strategy offsite, receiving detailed presentations from, and engagement with, senior management across the Company



Annually reviews and approves the Palo Alto Networks operating plan



Quarterly engagement with senior management on critical business matters that tie to our overall strategy



Regularly interacts with the next generation of leadership to ensure the talent pipeline remains inclusive and up to the task

Board's Role in Risk Oversight

Risk is inherent with every business, including strategic, financial, business and operational, legal and compliance, and reputational risks. We have designed and implemented processes to manage risk in our operations. Management is responsible for the day-to-day management of risks our Company faces, while our Board, as a whole and assisted by its committees, has responsibility for the oversight of risk management. In its risk oversight role, our Board has the responsibility to satisfy itself that the risk management processes designed and implemented by management are appropriate and functioning as designed.

Our Board believes that open communication between management and our Board is essential for effective risk management and oversight.

While our Board is ultimately responsible for risk oversight, our Board committees assist our Board in fulfilling its oversight responsibilities in certain areas of risk.


BOARD OF
DIRECTORS

- Meets with our Chief Executive Officer and other members of the senior management team at quarterly meetings of our Board, where, among other topics, they discuss risks facing our Company, as well as at such other times as they deem appropriate
- Reviews strategic and operational risk in the context of reports from the management team, including data privacy, information security and cybersecurity, receives reports on all significant committee activities at each regular meeting, and evaluates the risks inherent in significant transactions

AUDIT COMMITTEE

- Assists our Board in fulfilling its oversight responsibilities with respect to risk management in the areas of liquidity risk, internal control over financial reporting and disclosure controls and procedures, legal and regulatory compliance, and discusses with management and the independent auditor guidelines and policies with respect to risk assessment, risk management and risk mitigation
- Reviews our antifraud programs and controls
- Reviews our major financial risk exposures and the steps management has taken to monitor and control these exposures

GOVERNANCE AND SUSTAINABILITY COMMITTEE

- Assists our Board in fulfilling its oversight responsibilities with respect to the management of risk associated with Board organization, leadership, membership and structure, and corporate governance
- Reviews and monitors compliance with the Company's Code of Business Conduct and Ethics
- Oversees and periodically reviews the Company's risks relating to corporate responsibility
- Oversees and discusses, as needed, with management, compliance with applicable laws, regulations and internal compliance programs

COMPENSATION AND PEOPLE COMMITTEE

- Assists our Board in fulfilling its oversight responsibilities with respect to our compensation programs
- Assesses risks created by the incentives inherent in our compensation programs and policies, and determines whether they encourage excessive risk taking

SECURITY COMMITTEE

- Assists our Board in fulfilling its oversight responsibilities with respect to the management of risk associated with cybersecurity, information security, and physical security of the Company


MANAGEMENT

- Responsible for our Company's day-to-day risk management, including identifying risks and developing controls for significant business activities. Provides reports to the Audit Committee, Compensation and People Committee, Governance and Sustainability Committee, and Security Committee

Select Oversight Areas

Area	Oversight
 Enterprise Risk Management	The Audit Committee reviews overall risk exposures as presented to the Board, considers input from external advisors to assess and oversee identification and management of risks, and reviews allocation of responsibilities between the Board and management. In addition, the Audit Committee, at each quarterly meeting, discusses with management risks and steps management has taken to monitor, control and mitigate exposures. The Audit Committee also reviews periodic and annual reports on a quarterly basis for the sufficiency of risk factors and known trends and uncertainties disclosure.
 Internal Audit	The Audit Committee oversees the internal audit function, receiving quarterly status reports and annual internal plan reviews and on a regular basis, meets separately with the head of the internal audit function to discuss any issues warranting additional attention.
 Cybersecurity	The Security Committee oversees our management of cybersecurity and information security risk. The Security Committee receives quarterly reports from management about the prevention, detection, mitigation and remediation of cybersecurity incidents. Our Security Committee directly oversees our cybersecurity program and receives regular updates from management on cybersecurity risk.
 Artificial Intelligence	The Board, in coordination with the Security Committee and the Governance and Sustainability Committee, is responsible for overseeing our AI governance program, which is focused on the responsible development and use of our AI products and services. In fiscal 2024, the Governance and Sustainability committee adopted our Policy for Responsible Use of AI.
 Compensation Strategy	The Compensation and People Committee annually reviews and determines executive compensation and reviews and approves executive goals and objectives, reviews and administers cash, equity incentive, and benefits plans and reviews and approves the Compensation Discussion and Analysis included in the annual proxy statement. In addition, the Compensation and People Committee assesses and monitors whether compensation policies and programs have the potential to encourage excessive or inappropriate risk-taking.
 Corporate Responsibility	The Board oversees our Corporate Responsibility strategy, developed and implemented by our senior leadership team. The Governance and Sustainability Committee reviews and discusses with management on a quarterly basis the Company's Corporate Responsibility program, initiatives and progress against goals. In addition, the Audit Committee reviews and discusses with management at least annually, risks related to Corporate Responsibility, legal, regulatory and internal ethics compliance, as well as the controls and procedures supporting the Company's financial disclosures.
 Human Capital Management	The Compensation and People Committee annually reviews executive officer goals and objectives, including attrition levels, annual internal pay equity reviews, and reviews talent management and development, culture, employee engagement and inclusion strategy.
Board Refreshment and Leadership Structure	The Governance and Sustainability Committee develops and administers the director nominations process, reviews and recommends to the Board the appropriate size and composition of the Board and its leadership structure and oversees Board succession planning.

Enterprise Risk Management Program

Our enterprise risk management program employs a multi-lens approach, and consists of guidance and input from management, company-wide risk management teams, along with internal and external subject matter experts, to identify, prioritize and mitigate risks that are applicable for the Company's operations and long term sustainability. Our enterprise risk management is led by our Vice President of Internal Audit, who meets with, and receives input from, our Audit Committee on a quarterly basis.

Multi-Lens Approach to Enterprise Risk Management

Total Shareholder Return

Risk to our revenue growth, reputation with investors, operating margin and free cash flow, and capital structure

Global Risk and Compliance

Updates to risks, priorities and challenges relevant to the function

Macro or Emerging Risks

Implications of changes in macro environment


IDENTIFY RISKS
ASSESS AND PRIORITIZE RISKS
REVIEW MITIGATION WITH SENIOR MANAGEMENT
REPORT TO AUDIT COMMITTEE
PROVIDE ASSURANCE WITH AUDIT PLAN
Enterprise Risk Management Process

Succession Planning

Our Board and management team recognize the importance of continually developing our talented employee base. Accordingly, our management team regularly conducts talent reviews of the current senior leadership positions. In addition, our Board regularly evaluates and discusses succession planning for our Chief Executive Officer, as well as other members of senior management, including through evaluation of potential internal and external successors, as well as potential interim candidates in the event of an emergency situation. In conducting its evaluation, our Board considers organizational needs, competitive challenges, leadership and management potential, and development. As a result of succession planning, William "BJ" Jenkins became our President in August 2021 and Dipak Golechha became Executive Vice President and Chief Financial Officer in March 2021.



The Board also continues to engage with management on the Company's leadership pipeline more broadly, including with respect to leadership pipeline health and the development of the Company's "next generation of leaders"



Interaction with leaders in a variety of settings, including at Board meetings and the Board's annual offsite business review and meeting



Executive succession planning reviewed by our Compensation and People Committee, ongoing assessment of senior management for potential executive positions

Developing the Company's Next Generation of Leaders

Monitoring of careers to ensure appropriate exposure to our Board and our business

Additional engagement on broader leadership pipeline for key roles across the Company

Communications with the Board of Directors

Interested parties wishing to communicate with our Board or with an individual member or members of our Board may do so by writing to the Board or to the particular member or members of our Board, and mailing the correspondence to our General Counsel or our Legal Department, at Palo Alto Networks, Inc., 3000 Tannery Way, Santa Clara, California 95054. Our General Counsel or our Legal Department, in consultation with appropriate members of our Board, as necessary, will review all incoming communications and, if appropriate, all such communications will be forwarded to the appropriate member or members of our Board, or if none is specified, to the Chair.

Corporate Governance Guidelines and Code of Business Conduct and Ethics

Our Board has adopted Corporate Governance Guidelines. These guidelines address items such as the qualifications and responsibilities of our directors and director candidates and corporate governance policies and standards applicable to us in general. In addition, these guidelines describe the time commitment expected of our directors. In particular, we believe that Board membership requires a significant time commitment and that our directors must devote sufficient time to carry out their duties and responsibilities effectively. As a result, our Corporate Governance Guidelines generally provide that no director should be a member of more than three public company boards, and that directors must notify the Governance and Sustainability Committee prior to accepting membership on any other public or private company board, so that the director's time commitments and potential conflicts of interest may be evaluated in advance .

In addition, our Board has adopted a Code of Business Conduct and Ethics that applies to all our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. Our Corporate Governance Guidelines and our Code of Business Conduct and Ethics are posted on the Investor Information portion of our website at investors.paloaltonetworks.com. We will post amendments to our Code of Business Conduct and Ethics or waivers of our Code of Business Conduct and Ethics for directors and executive officers on the same website.

Compensation and People Committee Interlocks and Insider Participation

None of the members of our Compensation and People Committee is, or has been, an officer or employee of our Company. None of our executive officers currently serves, or in the past year has served, as a member of the board or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our Board or Compensation and People Committee.

Corporate Responsibility

Overview

Our values of disruption, execution, collaboration, inclusion, and integrity are the foundation of everything we do—which extends into our approach to corporate responsibility practices. We believe that integrating responsible business practices throughout our operations builds business resilience and helps manage risk. Our approach is designed to enhance safety, security, and sustainability for our stakeholders: customers, investors, employees, suppliers, and our broader communities. This includes advancing environmental sustainability, investing in people, and operating with integrity. We work to keep our stakeholders informed by publishing an annual Corporate Responsibility Report aligned to globally recognized reporting frameworks and standards.

Board Oversight

Corporate responsibility at Palo Alto Networks is overseen and governed at the highest levels by our Board of Directors, executive-level leadership, and subject matter experts who lead efforts across our business.

Board Oversight. The Board and its applicable committees provide guidance and oversight to management with respect to corporate responsibility matters. The Governance and Sustainability Committee is responsible for setting our priorities and monitoring our performance. Our Audit Committee, Compensation and People Committee, and Security Committee also serve an important role in corporate responsibility oversight. Our Lead Independent Director and management team share feedback received from our shareholders with the Board.

AUDIT COMMITTEE

- Processes and controls to ensure financial disclosures are complete and accurate
- Enterprise risk management (ERM) pertaining to financial, accounting and tax matters
- Legal and regulatory compliance related to financial and tax matters
- Internal ethics compliance, including code of ethics, whistleblower program, and insider trading policy

SECURITY COMMITTEE

- Product security and data security
- Cybersecurity, risk exposure and related controls
- ERM related to security, incident response and business risk

Board of Directors

COMPENSATION AND PEOPLE COMMITTEE

- Pay equity
- Human capital management, including recruitment, development and retention
- Compensation risk management
- Management succession planning and development
- Integrating sustainability goals into executive compensation plans and arrangements

GOVERNANCE AND SUSTAINABILITY COMMITTEE

- Primary responsibility for corporate responsibility matters
- Board recruiting, including Board composition
- Sustainability
- Legal and regulatory compliance (excluding financial and tax)
- Stakeholder engagement

Corporate Responsibility Management. Our Corporate Responsibility Executive Council (the "Council"), a cross-functional leadership team, sets our overall corporate responsibility strategy, objectives and initiatives, provides guidance on program implementation, and oversees the continuing enhancement of our approach. This Council, which is led by our Chief Executive Officer and includes our General Counsel, Chief People Officer and Chief Financial Officer, receives analysis and presentations covering current and emerging corporate responsibility-related risk topics and program statuses from subject matter experts.

The Council empowers our Corporate Responsibility Steering Committee (the "Steering Committee") to implement programs and to pursue activities to achieve our objectives. The Steering Committee is a cross functional team of employees including representatives from our Accounting, Internal Audit, Corporate Responsibility, Legal, Investor Relations, SOX and External Reporting Assurance, People, Product, and Operations teams. The Steering Committee oversees the work of our subject matter experts who implement our corporate responsibility programs.

Corporate Responsibility Governance Structure

BOARD OF DIRECTORS

Approves priorities, provides guidance and oversight, and monitors performance in key areas of our corporate responsibility programs

Board Chair and Chief Executive Officer

Governance and Sustainability Committee



CORPORATE RESPONSIBILITY EXECUTIVE COUNCIL

Sets corporate responsibility strategy, objectives and initiatives, and oversees corporate-wide program implementation

Chief Executive Officer

Chief Financial Officer

Chief People Officer

General Counsel



CORPORATE RESPONSIBILITY STEERING COMMITTEE

Recommends strategies and leads implementation of corporate responsibility programs

Chair: Senior Director, Global Corporate Responsibility

Senior Director, Hardware Engineering

Senior Director, SOX and External Reporting Assurance

SVP, Chief Accounting Officer

SVP, Investor Relations and Strategic Finance

VP, Deputy General Counsel, Corporate

VP, Deputy General Counsel, Ethics and Compliance

VP, Global People

VP, Global Places and Security

VP, Internal Audit

VP, Worldwide Operations

Advancing Environmental Sustainability

We advance environmental sustainability by mitigating climate-related risks, aligning with customer priorities, and driving long-term innovation. We have developed a decarbonization pathway in support of our science-based targets, which have been validated by the Science-Based Targets Initiative. We report progress towards our goals in our annual Corporate Responsibility Report.



Operations

We operate efficient and sustainable workplaces that create an environment where people are equipped to do their best work



Products

We deliver secure solutions for our customers that optimize resource efficiency and performance across the lifecycle



Value Chain

We collaborate with stakeholders to reduce emissions and waste, increase renewable energy use, and conserve natural resources

Operations

We have a long history of providing our people with workplaces that have achieved LEED (Leadership in Energy and Environmental Design) and other sustainability-related certifications. At the end of fiscal 2025, 92% of our global managed workplaces were green building certified. Our operations strategy includes a commitment to achieve 100% renewable electricity to run our managed sites by 2030 and to drive absolute emission reductions.

Products

The choices we make during product design have a meaningful environmental impact. As such, we consider resource efficiency and sustainable practices during product development. For example, our Next-Generation Firewalls incorporate design choices that enhance performance and reliability, such as high-efficiency power supplies and variable fan speed. We also take steps to reduce waste by using recyclable materials in our products and incorporating more sustainable options in our packaging.

In fiscal 2025, we expanded international support for our product take-back program. At the end of the product lifecycle, customers have the option to return decommissioned devices to Palo Alto Networks for responsible recycling, which includes protecting and sanitizing any customer data that may be left on the device in compliance with all applicable data security and privacy regulations. These efforts complement our long-standing refurbishment program, which repairs products and returns them to our ecosystem of available replacement devices.

Value Chain

We believe collaboration across our ecosystem, including with customers, suppliers, and industry groups, is key to driving mutual learning and making progress. We participate in associations that help drive sustainable innovation, such as the World Economic Forum and the Information Technology Industry Council. In fiscal 2025, Palo Alto Networks was named to the 2025 Supplier Engagement Assessment A-List by CDP.

Investing in People

We invest in our people, partners, and communities to safeguard society and shape the future of cybersecurity.



Workforce

We enable our people to do the most impactful work of their careers, building the employee experience upon our core company values.



Suppliers

We see our suppliers not just as business partners but as key collaborators in our corporate responsibility strategy.



Communities

We help strengthen communities against digital threats by sharing vital cybersecurity research and resources.

Workforce

We believe our ongoing success depends on our employees. With a global workforce of 16,068 as of July 31, 2025, our People Strategy is a critical element of our overall company strategy. We take a comprehensive approach to attract, hire, onboard, enable, listen to, and engage employees, in order to enable a workforce that is nimble, high-performing and innovative.

We focus on integrating AI into people programs and processes to build a more agile, skilled and forward-thinking workforce prepared for the future of cybersecurity. Our values of disruption, execution, collaboration, inclusion and integrity were co-created with employees and serve as the foundation of our culture. These values are embedded in our talent acquisition, learning and enablement, engagement and performance elevation, rewards and recognition programs.

In fiscal 2025, we earned multiple awards for our people programs and culture, many of which are based on employee feedback.

Recognized in "Top 100 Global Most Loved Workplaces" by Newsweek (2025)


GLOBAL
MOST LOVED WORKPLACES
2025 Newsweek 2025

Recognized in "America's Best Large Employers" by Forbes (2025)


Forbes
AMERICA'S
BEST LARGE EMPLOYERS
2025

Recognized in multiple categories including Company Outlook, Leadership, Engineering, and Women by Comparably (2025)


Comparably
Best Company
for
WOMEN
2025


Comparably
Best Company
OUTLOOK
2025


Comparably
Best Company
LEADERSHIP
2025


Comparably
Best Teams
ENGINEERING
2025

Suppliers

We see our suppliers and supply chain practices as an important part of our corporate responsibility strategy. As such, through our Global Supplier Code of Conduct and other applicable corporate responsibility policies and practices, we communicate to suppliers our expectations for compliance regarding responsible business practices, labor standards, workplace health and safety conditions and environmental impact. During fiscal 2025, we maintained our affiliate membership in the Responsible Business Alliance.

Security and data protection are integral to the Palo Alto Networks mission and therefore are ingrained throughout our supply chain management and practices. More details on our information security and privacy practices are provided throughout this Proxy Statement. Knowing that a range of potential threats exist in the development and delivery of our next-generation firewalls, we have created a framework and processes to prevent potential risks and disruptions. These include ongoing periodic oversight and assessments of our contract manufacturers, original design manufacturing partners and direct material suppliers.

Communities

We leverage our threat intelligence and insights to help protect the digital world from cyberattacks, by helping security leaders and practitioners deepen their understanding of today's challenges in the digital world. Our findings and recommendations are free and shared widely, including trend reports, public research into threat actor groups, and other assessments on the latest cyber threats.

We also provide educational and philanthropic resources to equip and inspire the next generation of cyber defenders. We continue to have a Cybersecurity Academy, which provides a free curriculum of introductory-to-advanced cybersecurity courses for learning institutions around the world. In fiscal 2025, we invested in charitable organizations that have programs that increase access to safer cyber practices and create pathways to cyber careers.

Operating with Integrity

We operate with integrity throughout our business, building trust through accountability and delivering value to our stakeholders. It's the foundation of how we treat our shareholders, employees, business partners and customers. Integrity shows up in our processes, in the ways we conduct ourselves, and in how we apply our technology.



Oversight

We have a Board that consists of highly qualified leaders in their respective fields who provide corporate oversight



Ethics and Compliance

We hold ourselves to the highest standards of business conduct, adhering to robust ethics and compliance principles



Information Security & Privacy

We earn and maintain trust through business-wide safeguards

Oversight

Our Board brings deep expertise and leadership experience across strategy, finance, cybersecurity, compliance, risk management, and more. We maintain strong, independent oversight through robust governance structures, including through the Board's Governance and Sustainability Committee, which oversees our corporate responsibility strategy. Across our business, we uphold integrity, transparency, and accountability in how we operate. More details on oversight are provided throughout this Proxy Statement.

Ethics & Compliance

Our Code of Business Conduct and Ethics summarizes the ethical standards and key policies that guide the business conduct of our directors, officers, and employees. We updated the Code of Business Conduct and Ethics in fiscal 2025, making it more user-friendly and incorporating the latest compliance best practices and programs.

Employees receive annual online ethics training, with additional online and instructor-led training provided periodically. We also have a policy focused on respect in the workplace and a corresponding training which must be completed by new hires during onboarding, and by existing global employees every two years.

Suppliers and sales partners are expected to maintain the same ethical standards as we do. Our public Global Supplier Code of Conduct and Business Partner Code of Conduct apply to matters such as business interactions, manufacturing processes, and applicable laws. We also have a Global Anti-Corruption Policy that applies to employees, contractors, and third-party agents with whom we do business.

As we grow our AI capabilities, we recognize the need for transparency in the governance process that we follow in our AI development and deployment. Our Responsible Use of Artificial Intelligence Policy outlines six Responsible AI Principles that guide our development and use of AI technologies, both within our products and services and across our business operations. The policy also establishes the governance standards guiding all employees on decisions related to the incorporation of AI within our products and operations.

The Audit Committee of our Board of Directors is responsible for oversight of our Ethics and Compliance program. Our employees, customers, business partners, and members of communities where we operate can share their concerns and provide feedback, anonymously if they wish, through our publicly available Ethics Helpline. Our website also makes available our Human Rights Policy, Conflict Minerals Policy and Conflict Minerals Report, Human Trafficking & Anti-Slavery Statement, and Statement Under Fighting Against Forced Labour and Child Labour in Supply Chains Act.

Information Security & Privacy

The Security Committee of our Board (which is made up of all our independent directors and chaired by our Chief Product and Technology Officer) oversees our Company's security matters, including product security, data security, cybersecurity, security risk management, risk exposure and related controls and enterprise risk management related to these risks. The Security Committee reports regularly to the Board and meets quarterly to review the program with our vice president acting as Chief Information Security Officer and other members of management. Our vice president acting as Chief Information Security Officer is responsible for defining, overseeing, managing, implementing, and reviewing compliance with our information security programs.

We maintain a formal, written information security program that includes a comprehensive set of policies, standards, and guidelines. These administrative, technical, and physical safeguards are designed to protect our business operations and ensure the confidentiality, integrity, and availability of our information systems and data. The program is based upon recognized security frameworks from the National Institute of Standards and Technology and aligns with the ISO/IEC 27000 series of standards. The program is assessed regularly and in light of new and emerging cybersecurity risks.

We provide regular training for educating employees about corporate policies and procedures and information security designed to provide our employees with knowledge of best practices and effective tools for safeguarding our data and assets and reducing security risks based on the human threat vector. Our information security compliance training, data protection training, and code of conduct training is mandatory for all employees. We also do role-based training, frequent awareness messages to the entire company, and multiple in-person learning experiences each year. We also have a phishing simulation training program, which provides experiential and remedial training. We engage external agencies to conduct background checks for personnel. We also maintain a security process to conduct appropriate due diligence prior to engaging contractors; assess the security capabilities of subcontractors on a periodic basis; and require subcontractors to adhere to our key information security policies and standards.

We also restrict, control and monitor physical areas where we process end-user data. We utilize data centers that operate in alignment with industry standards such as ISO 27001 and SSAE 16 or ISAE 3402.

We deploy and maintain a variety of technologies to prevent and detect cybersecurity threats across our network, endpoint and cloud. We also apply secure-by-design principles within our software development lifecycle, conduct regular security assessments for applications that process customer data, and actively track vulnerabilities in open-source software we utilize. In addition, our Operational Resilience team annually validates and tests business continuity plans, identifying and mitigating risks related to confidentiality, integrity, availability, and authenticity of information. As part of these programs, we conduct impact assessments and establish recovery strategies, including a comprehensive data breach and incident response plan.

Privacy is important to our customers and our dedication to protecting customers' privacy helps us build trust. Our privacy practices are informed by several key principles including:

- **Accountability.** We are responsible for the protection of personal information entrusted to us.
- **Transparency and Control.** We inform customers about the processing of their personal information and honor their preferences.
- **Third Parties Processing Data.** We choose vendors and suppliers we believe are trustworthy based on our due diligence of their security capabilities to process personal information and we require them to commit to adequate privacy and data security standards.
- **Privacy by Design.** We continue to build on this principle when designing and implementing products.
- **Data Integrity and Proportionality.** We collect personal information for specific and legitimate business purposes and store it safely and accurately.
- **Customer Benefit/Value for Customers.** We share with our customers the benefits and value we derive from processing their personal information.
- **Security.** We implement technical, organizational and security measures, including employee training, to ensure an appropriate level of security of the personal information we process.

Voting Roadmap

PROPOSAL 1

Election of Directors

Our Board is comprised of eleven members and is divided into three staggered classes of directors. At each annual meeting of shareholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring.

The following Class II directors have been nominated for election to the Board at the Annual Meeting:

- **John M. Donovan**
- **James J. Goetz**
- **Helle Thorning-Schmidt**

See Page 51



The Board recommends a vote **"FOR"** each of the nominees named above.

PROPOSAL 2

Ratification of Appointment of Independent Registered Public Accounting Firm

Our Audit Committee has appointed Ernst & Young LLP ("EY"), independent registered public accountants, to audit our financial statements for our fiscal year ending July 31, 2026. EY has served as our independent registered public accounting firm since 2009.

See Page 69



The Board recommends a vote **"FOR"** the ratification of the appointment of Ernst & Young LLP.

PROPOSAL 3

Advisory Vote on the Compensation of our Named Executive Officers

We are providing our shareholders with the opportunity to vote to approve, on an advisory or non-binding basis, the compensation of our named executive officers as disclosed in the "Executive Compensation" section of this Proxy Statement.

See Page 72



The Board recommends a vote **"FOR"** the approval, on an advisory basis, of the compensation of our named executive officers.

PROPOSAL 4

Approve Amendment to Palo Alto Networks, Inc. 2021 Equity Incentive Plan

We are asking shareholders to approve an amendment to our 2021 Equity Incentive Plan to increase the number of shares of our common stock reserved for issuance under the 2021 Equity Incentive Plan. The ability to grant equity awards is crucial to recruiting and retaining the best personnel. If shareholders do not approve the amendment to our 2021 Equity Incentive Plan at the Annual Meeting, we may be unable to continue to grant equity awards as needed, which could prevent us from successfully attracting and retaining the highly skilled talent we need.

See Page 128



The Board recommends a vote **"FOR"** the approval of an amendment to our 2021 Equity Incentive Plan to increase the number of plan shares reserved for issuance.

PROPOSAL 5

Shareholder Proposal – Impact of Share Repurchases on Performance Metrics

We are asking shareholders to vote against a non-binding shareholder proposal, if properly presented at the Annual Meeting, for the adoption of a policy that financial performance metrics be adjusted, to the extent practicable, to exclude the impact of share repurchases when determining the amount or vesting of executive incentive compensation grants or awards. The Board believes that our current executive compensation policies and practices are appropriate and effective, serve the best interests of our shareholders, and advance the objectives of our executive compensation program by driving performance to create long-term shareholder value.

See Page 140



The Board recommends a vote **"AGAINST"** the approval of a shareholder proposal for the adoption of a policy that financial performance metrics be adjusted, to the extent practicable, to exclude the impact of share repurchases when determining the amount or vesting of executive incentive compensation grants or awards.

PROPOSAL 6

Shareholder Proposal – Elect Each Director Annually

We are asking shareholders to vote against a non-binding shareholder proposal, if properly presented at the Annual Meeting, to elect each member of our Board annually. The Board, together with the Governance and Sustainability Committee, has carefully considered the proposal, taking into account the history and purpose of the current classified board structure, our governance practices and current Board composition. For the reasons described further below, the Board continues to believe that retention of our classified structure is in our best interests and those of our shareholders at this time.

See Page 143



The Board recommends a vote **"AGAINST"** the approval of a shareholder proposal to elect each director annually.

PROPOSAL NO. 1

Election of Directors

Our Board is composed of eleven members and is divided into three staggered classes of directors. At each annual meeting of shareholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring. Each director's term continues until the expiration of the term for which elected and until such director's successor is elected and qualified or until such director's earlier death, resignation, or removal. Any increase or decrease in the number of directors will be apportioned among the three classes so that, as nearly as practicable, each class will consist of one-third of our directors. This classification of our Board may have the effect of delaying or preventing changes in control of the Company. At the 2025 Annual Meeting, proxies cannot be voted for a greater number of individuals than the three nominees named in this Proxy Statement. Holders of proxies solicited by this Proxy Statement will vote the proxies received by them as directed on the proxy card or, if no direction is made, for the election of the Board's three nominees.

The following Class II directors have been nominated for election to the Board at the Annual Meeting:

- **John M. Donovan**
- **James J. Goetz**
- **Helle Thorning-Schmidt**

The sections *"Board Skills and Experience Matrix"* and *"Directors"* of this Proxy Statement contain information about skills and experiences that helped the Governance and Sustainability Committee and our Board determine that these nominees should serve as directors of the Company.

Mr. Hamers is not standing for reelection at the 2025 Annual Meeting and will cease to be a director when his term expires at the conclusion of the 2025 Annual Meeting.

REQUIRED VOTE

We have a majority voting standard for uncontested elections of directors. Each director nominee is elected by a vote of the majority of the votes cast. A majority of the votes cast means the number of votes cast "For" such nominee's election exceeds the number of votes cast "Against" that nominee. You may vote "For," "Against," or "Abstain" with respect to each director nominee. Broker non-votes and abstentions, if any, will have no effect on the outcome of the election.

Pursuant to our Corporate Governance Guidelines, a director shall promptly tender his or her resignation if he or she fails to receive the required number of votes for re-election. The resignation will be effective only upon acceptance by the Board. The Governance and Sustainability Committee will promptly consider the tendered resignation to determine whether to recommend that our Board accept the director's resignation, or take other action, and will submit such recommendation for prompt consideration by our Board. Our Board may accept the resignation, refuse the resignation, or refuse the resignation subject to such conditions as our Board may impose. The Board will act within 90 days following certification of the shareholder vote and will promptly publicly disclose its decision in a filing with the SEC. Additional details about this process are specified in our Corporate Governance Guidelines, which are available on our Investor Relations website at https://investors.paloaltonetworks.com.

If you are a shareholder of record and you sign the accompanying proxy card, or vote by telephone or over the Internet, but do not give instructions for the voting of directors, your shares will be voted "For" the re-election of John M. Donovan, James J. Goetz, and Helle Thorning-Schmidt. We expect that each of John M. Donovan, James J. Goetz, and Helle Thorning-Schmidt will accept such nomination; however, in the event that a director nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by our Board to fill such vacancy. If you wish to give specific instructions with respect to the voting of directors, you may do so by indicating your instructions on the accompanying proxy card or when you vote by telephone or over the Internet. If you are a street name shareholder and you do not give voting instructions to your broker or nominee, your shares will not be voted on this matter.



Recommendation of the Board

The Board recommends that you vote **"FOR"** each of the director nominees named above.

Director Tenure and Refreshment

The Board believes that a mix of long-and shorter-tenured directors promotes an appropriate balance of views and insights and allows the Board as a whole to benefit from the historical and institutional knowledge that longer-tenured directors possess, and the fresh perspectives contributed by newer directors. With the additions of seven new directors since fiscal 2019 (six of whom are currently serving), we have added directors who have brought their experiences and fresh perspectives to our Board's deliberations. In addition, all but one of the directors added since fiscal 2019 have been independent, further demonstrating our commitment to robust independent director oversight.

As of August 15, 2025, our independent directors have served an average of eight years on the Board*. Overall, our full Board, including both independent and non-independent directors, have an average tenure of 7.2 years*. We believe that this mix of tenure on the Board represents a collection of individuals with both new perspectives and deep institutional knowledge.

DIRECTOR TENURE*

8.0 years

(independent directors)

7.2 years

(all directors)

Since beginning of 2019:



new independent directors (5 of whom are currently serving)

BOARD INDEPENDENCE*


82%

82% of our directors are independent

* Board statistics shown above and discussed on this page under "—*Director Tenure and Refreshment*" are measured as of August 15, 2025 and are inclusive of Mr. Hamers who is not standing for reelection at the Annual Meeting.

Board Makeup

Our Corporate Governance Guidelines embody our Board's commitment to actively seek out director candidates who possess varied backgrounds, experiences, perspectives, and skills. Our Board believes representation of diverse perspectives on these broad principles expands the Board's understanding of the needs and viewpoints of our customers, partners, employees and other stakeholders worldwide.

Board Skills and Experience Matrix

Our Board has taken a thoughtful approach to board composition to ensure that our directors have backgrounds that collectively add significant value to the strategic decisions made by the Company and that enable them to provide oversight of management to ensure accountability to our shareholders. The Board and the Governance and Sustainability Committee believe the skills, qualities, attributes, experience and breadth of backgrounds of our directors provide us with a range of perspectives to effectively address our evolving needs and represent the best interests of our shareholders.

	Arora	Bawa	Donovan	Eschenbach	Goetz	Hamers*	Key	Klarich	McCarthy	Thorning-Schmidt	Twohill	Total
Industry and IT/Technical Expertise Deep insight in the cybersecurity and IT technology industry to oversee our business and the risks we face	✓	✓	✓	✓	✓			✓				6
Senior Leadership Experience Experience in senior leadership positions to analyze, advise and oversee management in decision making, operations, policies and risk oversight	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	11
Financial Knowledge and Expertise Knowledge of financial markets, financing and accounting and financial reporting processes	✓	✓	✓	✓	✓	✓	✓		✓		✓	9
Backgrounds and Experiences Backgrounds and experiences providing unique perspectives and enhancing decision-making	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	11
Cybersecurity / Information Security / Security Expertise to oversee cybersecurity, privacy, and information security management and risk	✓	✓	✓	✓	✓			✓				6
Sales, Marketing and Brand Management Experience Sales, marketing, and brand management experience to provide expertise and guidance to grow sales and enhance our brand	✓		✓	✓		✓		✓			✓	6
Global/International Experience Experience and knowledge of global operations, business conditions and culture to advise and oversee our global business	✓	✓	✓	✓		✓	✓	✓	✓	✓	✓	10
Risk Management Experience in risk oversight and management	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	11
Emerging Technologies and Business Models Experience Experience identifying and developing emerging technologies and business models to advise, analyze and strategize regarding emerging technologies, business models and potential acquisitions	✓	✓	✓	✓	✓	✓	✓	✓			✓	9
Human Capital Management Experience attracting and retaining top talent to advise and oversee our people and compensation policies in our competitive environment	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	11
Public Company Board Experience and Corporate Governance Experience to understand the dynamics and operation of a public company, and corporate governance requirements and compliance	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	11

* Mr. Hamers is not standing for reelection at our 2025 Annual Meeting.

Directors

Nominee Directors



John M. Donovan | 64

LEAD INDEPENDENT DIRECTOR

Director Since: 2012

Committee Memberships:

- Compensation and People Committee
- Governance and Sustainability Committee (Co-Chair)
- Security Committee
- Corporate Development Committee (Chair)

Other Current Public Company Boards:
Lockheed Martin Corporation

Skills and Experience:











BACKGROUND

John M. Donovan has served as a member of our Board since September 2012. Since May 2019, Mr. Donovan has served as Chair of The President's National Security Telecommunications Advisory Committee. Mr. Donovan worked at AT&T Inc., a provider of telecommunication services, since April 2008, first as Chief Technology Officer and subsequently as Chief Executive Officer—AT&T Communications until his resignation, effective October 1, 2019. From November 2006 to April 2008, Mr. Donovan was Executive Vice President of Product, Sales, Marketing and Operations at Verisign. From November 2000 to November 2006, Mr. Donovan served as Chair and CEO of inCode Telecom Group Inc., a provider of strategy and consulting services to the telecommunications industry. Prior to joining inCode, Mr. Donovan was a Partner with Deloitte Consulting where he was the Americas industry practice director for telecommunications. Mr. Donovan serves on the board of directors of Lockheed Martin Corporation, an aerospace, defense and technology company. Mr. Donovan holds a B.S. in Electrical Engineering from the University of Notre Dame and an M.B.A. from the University of Minnesota.

QUALIFICATIONS AND EXPERIENCE

Mr. Donovan was selected to serve on our Board because of his technical knowledge and extensive business leadership, management, operations and risk management oversight experience, as a result of serving as the Chief Technology Officer and later the Chief Executive Officer of AT&T Communications. He is skilled in overseeing global information, software development, supply chain, network operations and big data organizations and has expertise in cybersecurity, artificial intelligence and machine learning.


Industry and IT/Technical

Senior Leadership

Financial

Varied Backgrounds and Experiences

Cybersecurity

Sales, Marketing and Brand Management

Global/International

Risk Management

Emerging Technologies and Business Models

Human Capital Management

Public Company Board Experience



James J. Goetz | 59

INDEPENDENT

Director Since: 2005

Committee Memberships:
- Audit Committee
- Corporate Development Committee
- Security Committee

Other Current Public Company Boards:
Intel Corporation

Skills and Experience:











BACKGROUND

James J. Goetz has served as a member of our Board since April 2005. Mr. Goetz has been a Partner of Sequoia Capital Operations, LLC, a venture capital firm, since June 2004, where he focuses on cloud, mobile, and enterprise companies. Mr. Goetz currently serves on the board of directors of Intel Corporation and several privately held companies. Mr. Goetz has previously served on the boards of directors of Barracuda Networks, Inc., a data security and storage company from 2009 to 2017, Nimble Storage, Inc., a data storage company, from 2007 to 2017, Jive Software, Inc., a provider of social business software, from 2007 until 2015, and Ruckus Wireless, Inc., a manufacturer of wireless (Wi-Fi) networking equipment, from 2012 until 2015. Mr. Goetz holds an M.S. in Electrical Engineering with a concentration in Computer Networking from Stanford University and a B.S. in Electrical Engineering with a concentration in Computer Engineering from the University of Cincinnati.

QUALIFICATIONS AND EXPERIENCE

Mr. Goetz was selected to serve on our Board because of his senior leadership, technology, information technology (IT), business development and cybersecurity experience, and knowledge of emerging technologies, arising from his experience as a partner of a venture capital firm, where he focuses on cloud mobile, and enterprise technology investments, as well as providing guidance and counsel to a wide variety of technology companies. He also brings his experience as a senior management leader in network, data security and storage, software, and manufacturing companies, through various senior roles and other board experiences. Mr. Goetz also has extensive public company board experience.













Industry and IT/Technical · Senior Leadership · Financial · Varied Backgrounds and Experiences · Cybersecurity · Sales, Marketing and Brand Management · Global/International · Risk Management · Emerging Technologies and Business Models · Human Capital Management · Public Company Board Experience



Helle Thorning-Schmidt | 58

INDEPENDENT

Director Since: 2025

Committee Memberships:
- Governance and Sustainability Committee
- Security Committee

Other Current Public Company Boards:
None

Skills and Experience:








BACKGROUND

Helle Thorning-Schmidt has served as a member of our Board since February 2025. Our Governance and Sustainability Committee, with input from our Chair and independent directors, identified Ms. Thorning-Schmidt as a potential director candidate and recommended her to our Board. Ms. Thorning-Schmidt served as the Chief Executive of Save the Children International from April 2016 to June 2019. She previously served as a Member of Danish Parliament and the leader of the Social Democratic Party in Denmark from 2005 to 2015 and as the Prime Minister of Denmark from 2011 to 2015. She currently serves as a board member of a number of companies, including Vestas Wind Systems A/S, a Danish wind turbine manufacturer and leader in sustainable energy, since 2019, and Neurons Inc. ApS, a Danish consumer neuroscience company, since 2023. Ms. Thorning-Schmidt has also served as Co-Chair of The Oversight Board, a precedent-setting content moderation body established by Meta Platforms, Inc., since 2020, and the advisory board of Vista Equity Partners Management, LLC, an American investment firm, since January 2022. Ms. Thorning-Schmidt holds a Master's Degree in Political Science from the University of Copenhagen and a Master's Degree in European Studies from the College of Europe in Bruges.

QUALIFICATIONS AND EXPERIENCE

Ms. Thorning-Schmidt was selected to serve on our Board due to her senior leadership experience and her background in international policy-making functions. She brings extensive experience and unique insights regarding international risk management, human capital management, and corporate governance from her varied experiences as a former prime minister, serving as chief executive of a charitable organization, and serving on various boards.


Industry and IT/Technical

Senior Leadership

Financial

Varied Backgrounds and Experiences

Cybersecurity

Sales, Marketing and Brand Management

Global/International

Risk Management

Emerging Technologies and Business Models

Human Capital Management

Public Company Board Experience

Continuing Directors



Nikesh Arora | 57

Director Since: 2018

Committee Memberships:

- Corporate Development Committee

Other Current Public Company Boards:

- Compagnie Financière Richemont
- Uber Technologies, Inc.

Skills and Experience:











BACKGROUND

Nikesh Arora has served as the Chair of our Board and Chief Executive Officer since June 2018. Prior to joining us, from 2016 through 2018 Mr. Arora was an angel investor and from June 2016 through December 2017, Mr. Arora served as an advisor to SoftBank Group Corp., a multinational conglomerate company ("SoftBank"). From July 2015 through June 2016, Mr. Arora served as president and chief operating officer of SoftBank and from July 2014 through June 2015, Mr. Arora served as vice chair and chief executive officer of SoftBank Internet and Media, a subsidiary of SoftBank. Prior to SoftBank, from December 2004 through July 2014, Mr. Arora held multiple senior leadership operating roles at Google, Inc., including serving as senior vice president and chief business officer, from January 2011 to June 2014. Mr. Arora also serves on the board of Uber Technologies, Inc., a global transportation and delivery technology company, and as a non-executive director of Compagnie Financiere Richemont S.A., a public Switzerland-based luxury goods holding company. Mr. Arora previously served on the boards of Sprint Corp., a communications services company, from November 2014 to June 2016, Colgate-Palmolive Company, a worldwide consumer products company focused on the production, distribution and provision of household, health care and personal care products, from March 2012 to September 2014, SoftBank from 2014 to 2016, and Yahoo! Japan, an internet company, from 2015 to 2016. Mr. Arora holds an M.S. in Business Administration from Northeastern University, an M.S. in Finance from Boston College, and a B.Tech in electrical engineering from the Institute of Technology at Banaras Hindu University.

QUALIFICATIONS AND EXPERIENCE

Mr. Arora was chosen to serve on our Board due to his leadership skills and experience as the chief architect of the Company's strategic vision, as well as his thorough knowledge of all aspects of our business. Through his extensive career in executive leadership, he brings expertise in leading and scaling technology businesses, risk management oversight, and in-depth knowledge of the cybersecurity and technology sectors.

Industry and IT/Technical





Senior Leadership
Financial
Varied Backgrounds and Experiences
Cybersecurity
Sales, Marketing and Brand Management


Global/International

Risk Management



Emerging Technologies and Business Models
Human Capital Management
Public Company Board Experience



Aparna Bawa | 47

INDEPENDENT

Director Since: 2021

Committee Memberships:

- Audit Committee
- Compensation and People Committee
- Security Committee
- Corporate Development Committee

Other Current Public Company Boards:
None

Skills and Experience:









BACKGROUND

Aparna Bawa has served as a member of our Board since May 2021. Ms. Bawa has served as the Chief Operating Officer of Zoom Video Communications, Inc., a video communications company, since May 2020 and its Secretary since February 2024. Ms. Bawa served as Zoom's Chief Legal Officer from August 2019 to May 2020, its General Counsel from September 2018 to May 2020 and its Secretary from December 2018 to November 2020. Prior to Zoom Video Communications, Ms. Bawa served as Senior Vice President and General Counsel of Magento, Inc., an e-commerce platform company, from June 2017 until its acquisition by Adobe Inc. in June 2018. From November 2012 to May 2017, Ms. Bawa served as Vice President, General Counsel and Secretary of Nimble Storage, Inc., an enterprise flash storage company, which was acquired by Hewlett Packard Enterprise in April 2017. Ms. Bawa holds a B.Sc. in Accounting from Marquette University and a J.D. from Harvard Law School.

QUALIFICATIONS AND EXPERIENCE

Ms. Bawa was selected to serve on our Board due to her senior leadership and management experience at public technology companies, risk management oversight expertise, and legal and business operations expertise. She has extensive experience in technology companies.


Industry and IT/Technical

Senior Leadership

Financial

Varied Backgrounds and Experiences

Cybersecurity

Sales, Marketing and Brand Management

Global/International

Risk Management

Emerging Technologies and Business Models

Human Capital Management

Public Company Board Experience




Carl Eschenbach | 58

INDEPENDENT

Director Since: 2013

Committee Memberships:

- Security Committee

Other Current Public Company Boards:
Workday, Inc.

Skills and Experience:

  
  
  
 

BACKGROUND

Carl Eschenbach has served as a member of our Board since May 2013. Mr. Eschenbach is CEO of Workday, Inc., an on-demand financial management and human capital management software vendor, a position he has held since December 2022. Prior to Workday, Mr. Eschenbach was a general partner at Sequoia Capital Operations, LLC, a venture capital firm, since April 2016. Prior to joining Sequoia Capital Operations, LLC, Mr. Eschenbach served as Chief Operating Officer and President of VMware, Inc., a provider of cloud and virtualization software and services, a role he held from December 2012 to February 2016. Mr. Eschenbach previously served as VMware's President and Chief Operating Officer from April 2012 to December 2012, as VMware's Co-President, Customer Operations from January 2011 to April 2012 and as VMware's Executive Vice President of Worldwide Field Operations from May 2005 to January 2011. Prior to joining VMware in 2002, he was Vice President of North America Sales at Inktomi from 2000 to 2002. Mr. Eschenbach also held various sales management positions with 3Com Corporation, Lucent Technologies Inc. and EMC. Mr. Eschenbach currently serves on the board of Workday, Inc. Mr. Eschenbach received an electronics technician diploma from DeVry University.

QUALIFICATIONS AND EXPERIENCE

Mr. Eschenbach was selected to serve on our Board because of his extensive experience in the technology industry and his public company management experience as an executive. He brings to our Board over 30 years of operational and sales experience in the technology industry, and has extensive experience in risk management oversight and scaling large organizations, as well as a deep knowledge of high-growth companies. Mr. Eschenbach also has extensive public company board experience.


Industry and IT/Technical

Senior Leadership

Financial

Varied Backgrounds and Experiences

Cybersecurity

Sales, Marketing and Brand Management

Global/International

Risk Management

Emerging Technologies and Business Models

Human Capital Management

Public Company Board Experience



Right Honorable Sir John Key | 64

INDEPENDENT

Director Since: 2019

Committee Memberships:

- Audit Committee
- Compensation and People Committee (Chair)
- Security Committee

Other Current Public Company Boards:
None

Skills and Experience:









BACKGROUND

Right Honorable Sir John Key has served as a member of our Board since April 2019. Sir John was a Member of Parliament for Helensville in New Zealand until April 2017. Sir John served as Prime Minister of New Zealand from November 2008 to December 2016 having commenced his political career as a Member of Parliament for Helensville in July 2002. Prior to his political career, he had a nearly twenty-year career in international finance, primarily for Bankers Trust of New Zealand and Merrill Lynch in Singapore, London and Sydney. Sir John serves on the board of directors of several privately held companies. He previously served on the board of directors of Air New Zealand Limited, a public airline, from 2017 to 2020 and ANZ Bank New Zealand Ltd and was also a member of the board of directors of the parent Australia & New Zealand Banking Group Ltd, a public bank that provides various banking and financial products and services, from 2018 to 2024. Sir John has a Bachelor of Commerce in Accounting from the University of Canterbury.

QUALIFICATIONS AND EXPERIENCE

Sir John was selected to serve on our Board due to his global business leadership and extensive financial, capital markets, and management expertise as former Prime Minister of New Zealand, his extensive background in foreign affairs, and his career in investment banking and finance. He brings extensive experience in policy-making and a global business perspective from his experience and service on other boards, which is especially valuable to us as we grow internationally.


Industry and IT/Technical

Senior Leadership

Financial

Varied Backgrounds and Experiences

Cybersecurity

Sales, Marketing and Brand Management

Global/International

Risk Management


Emerging Technologies and Business Models

Human Capital Management

Public Company Board Experience



Lee Klarich | 50

Director Since: 2025

Committee Memberships:
- Security Committee

Other Current Public Company Boards:
None

Skills and Experience:

  
  
  

BACKGROUND

Lee Klarich has served as our Chief Product and Technology Officer and a member of our Board since August 2025. Since early product inception in 2006, Lee Klarich has served as the head of product management at Palo Alto Networks, overseeing the product strategy and roadmap and playing a key role in delivering our Next-Generation Security Platform. In August 2025, he became Chief Product and Technology Officer with responsibility for driving our technology vision and leading both the engineering and product organizations. Prior to that appointment, he served as our Chief Product Officer since August 2017, as our Executive Vice President of Product Management from November 2015 to August 2017, as our Senior Vice President, Product Management from November 2012 to November 2015, and as our Vice President, Product Management from May 2006 to November 2012

Prior to Palo Alto Networks, he was the director of product management for Juniper Networks, where he was responsible for firewall/VPN platforms and software. He joined Juniper Networks through the NetScreen Technologies acquisition, where he managed the same product line. Previously, he held various positions at Excite@Home and Packard Bell-NEC. He holds a bachelor's degree in engineering from Cornell University.

QUALIFICATIONS AND EXPERIENCE

Mr. Klarich has been a senior leader at Palo Alto Networks since 2006. Mr. Klarich was selected to serve on our Board due to his deep technical expertise, intimate knowledge of our products, and industry experience. He has an in-depth knowledge of the technology and cybersecurity industries and our product development vision, having been instrumental in driving our Company's product strategy and innovation. He brings senior leadership experience, operational experience, risk management oversight experience, and emerging technologies experience.


Industry and IT/Technical

Senior Leadership

Financial

Varied Backgrounds and Experiences

Cybersecurity

Sales, Marketing and Brand Management

Global/International

Risk Management

Emerging Technologies and Business Models

Human Capital Management

Public Company Board Experience



Mary Pat McCarthy | 70

INDEPENDENT

Director Since: 2016

Committee Memberships:
- Audit Committee (Chair)
- Security Committee
- Corporate Development Committee

Other Current Public Company Boards:
Micron Technology, Inc.

Skills and Experience:








BACKGROUND

Mary Pat McCarthy has served as a member of our Board since October 2016. Ms. McCarthy, now retired, served as Vice Chair of KPMG LLP, the U.S. member firm of the global audit, tax and advisory services firm, until 2011 after attaining such position in 1998. She joined KPMG LLP in 1977 and became a partner in 1987. She held numerous senior leadership positions in the firm, including Executive Director of the KPMG Audit Committee Institute from 2008 to 2011, Leader of the KPMG Client Care program from 2007 to 2008, U.S. Leader, Industries and Markets from 2005 to 2006, and Global Leader, Information, Communication and Entertainment Practice from 1998 to 2004. Ms. McCarthy also served on KPMG's Management and Operations Committees. Ms. McCarthy earned a Bachelor of Science degree in Business Administration from Creighton University and completed the University of Pennsylvania Wharton School's KPMG International Development Program. Ms. McCarthy serves as a director of Micron Technology, Inc., a producer of semiconductor devices and previously served on the board of directors of Mutual of Omaha, an insurance company, from 2012 to 2018 and Andeavor Corporation (formerly Tesoro Corporation), a global energy corporation from 2012 to 2018.

QUALIFICATIONS AND EXPERIENCE

Ms. McCarthy was selected to serve on our Board because of her deep technical expertise in financial and accounting matters from her experience as the Vice Chair of KPMG LLP, advising numerous companies on financial and accounting matters, as well as her leadership experience as a member of management at KPMG. She is an "audit committee financial expert" with over 40 years of experience in finance, operations and risk management oversight of technology companies, particularly publicly traded companies with knowledge of complex global financial and business matters. In addition, she brings a global business perspective and contributes valuable insights and perspectives to our business and operations from her service on other boards.


Industry and IT/Technical

Senior Leadership

Financial

Varied Backgrounds and Experiences

Cybersecurity

Sales, Marketing and Brand Management

Global/International

Risk Management

Emerging Technologies and Business Models

Human Capital Management

Public Company Board Experience



Lorraine Twohill | 54

INDEPENDENT

Director Since: 2019

Committee Membership:
- Governance and Sustainability Committee (Co-Chair)
- Security Committee

Other Current Public Company Boards:
None

Skills and Experience:










BACKGROUND

Lorraine Twohill has served as a member of our Board of directors since April 2019. Ms. Twohill currently serves as Google LLC's (formerly Google, Inc.) Chief Marketing Officer, a position she has held since June 2009. From July 2003 until June 2009, Ms. Twohill served as Google's Head of Marketing Europe, Middle East and Africa. Ms. Twohill previously served on the board of directors of Williams-Sonoma, Inc., a consumer retail company that sells kitchenwares and home furnishings, from January 2012 until May 2017. Ms. Twohill holds joint honours degrees in International Marketing and Languages from Dublin City University.

QUALIFICATIONS AND EXPERIENCE

Ms. Twohill was selected to serve on our Board due to her leadership skills and extensive marketing knowledge, with over 25 years of experience. She has deep management and business operations experience, as well as risk management oversight experience. She provides the Board with valuable insights into brand management and the global issues facing technology companies today.


Industry and IT/Technical

Senior Leadership

Financial

Varied Backgrounds and Experiences

Cybersecurity

Sales, Marketing and Brand Management

Global/International

Risk Management


Emerging Technologies and Business Models

Human Capital Management

Public Company Board Experience

Director Not Standing for Reelection



Ralph Hamers | 59

INDEPENDENT

Director Since: 2025

Committee Memberships:

- Audit Committee
- Security Committee

Other Current Public Company Boards:
None

Skills and Experience:

  
  
  

BACKGROUND

Ralph Hamers has served as a member of our Board since February 2025. Our Governance and Sustainability Committee, with input from our Chair and independent directors, identified Mr. Hamers as a potential director candidate and recommended him to our Board. Mr. Hamers served as Chief Executive Officer of Swiss bank UBS Group AG from September 2020 to April 2023 and subsequently as a Senior Advisor to the CEO from April 2023 to September 2023. He previously served as Chief Executive Officer of Dutch bank ING Group from October 2013 to June 2020. Mr. Hamers served as a board member for the Institute of International Finance, a trade group for the global financial services industry, from 2013 to 2023. Mr. Hamers holds a Master's of Science Degree in Business Econometrics & Operations Research from Tilburg University.

QUALIFICATIONS AND EXPERIENCE

Mr. Hamers was selected to serve on our Board due to his senior leadership experience as Chief Executive Officer at two separate large multi-national bank and financial services companies. He has extensive financial knowledge and expertise as well as risk management, international, and corporate governance experience.

 Industry and IT/Technical
 Senior Leadership
 Financial
 Varied Backgrounds and Experiences
 Cybersecurity
 Sales, Marketing and Brand Management
  Global/International
 Risk Management
 Emerging Technologies and Business Models
 Human Capital Management
 Public Company Board Experience

Identification and Evaluation of Director Nominees

Our Governance and Sustainability Committee uses a variety of methods for identifying and evaluating director nominees. The Governance and Sustainability Committee regularly assesses the appropriate size, composition and needs of our Board and its respective committees, and the qualification of candidates considering these needs. Some of the qualifications that our Governance and Sustainability Committee considers include issues of character, integrity, judgment, experience of relevance to us and the Board, independence, age, areas of expertise, potential conflicts of interest, and other commitments. These factors may be weighted differently depending on the individual being considered or the needs of the Board at the time.

Nominees must also be able to offer advice and guidance to our Chief Executive Officer based on past experience in positions with a high degree of responsibility and be leaders in the companies or institutions with which they are affiliated. Director candidates must have sufficient time available, in the judgment of our Governance and Sustainability Committee, to perform all Board and committee responsibilities. Members of our Board are expected to prepare for, attend, and actively participate in all Board and applicable committee meetings.

There is no stated minimum criteria for director nominees, although our Governance and Sustainability Committee maintains a documented candidate selection process, which contains certain guidelines for selection criteria, and provides that they may also consider such other factors as it may deem, from time to time, are in our Company's and our shareholders' best interests. In furtherance of this, our Governance and Sustainability Committee seeks to balance the background and experience of the members of the Board by ensuring that the following categories of criteria, among others, are collectively represented by our Board members: relevant industry and technical expertise; senior leadership experience; financial knowledge and expertise; expertise to oversee cybersecurity, information security, and security management and risk; sales, marketing and brand management experience; global business experience; risk management experience; experience with emerging technologies; human capital management experience; and public company board and corporate governance. Our Governance and Sustainability Committee will also seek appropriate input from our Chief Executive Officer, from time to time, in assessing the needs of our Board for relevant background, experience, and skills of its members.

Our Governance and Sustainability Committee considers varied perspectives, experiences, and expertise in connection with its evaluation of director candidates, including the evaluation and determination of whether to re-nominate incumbent directors. The committee also considers these and other factors as it oversees the annual Board and committee evaluations. The committee seeks qualified and director candidates with varied backgrounds. Any search firm retained by the committee to find director candidates would be instructed to account for these considerations.

Shareholder Recommendations for Nominations to the Board of Directors

Our Governance and Sustainability Committee will consider candidates for directors recommended by shareholders, so long as such recommendations comply with our certificate of incorporation, amended and restated bylaws, and applicable laws, rules and regulations, including those promulgated by The Nasdaq Stock Market ("Nasdaq") and the SEC. The Governance and Sustainability Committee will evaluate the recommendations in accordance with its charter, our amended and restated bylaws, our policies and procedures for director candidates, as well as the regular director nominee criteria described above. This process is designed to ensure that our Board includes members with varied backgrounds, skills and experience, including appropriate financial and other expertise relevant to our business. Eligible shareholders wishing to recommend a candidate for nomination should contact our Corporate Secretary in writing. Such recommendations must include information about the candidate, a statement of support by the recommending shareholder, evidence of the recommending shareholder's ownership of our common stock and a signed letter from the candidate confirming willingness to serve on our Board. Our Governance and Sustainability Committee has discretion to decide which individuals to recommend for nomination as directors.

Director Independence

Our common stock is listed on Nasdaq. Under Nasdaq listing standards, independent directors must comprise a majority of a listed company's board of directors. In addition, the listing standards of Nasdaq require that, subject to specified exceptions, each member of a listed company's audit and compensation committees be independent, and that the nomination of all directors be by either a majority of its independent directors or a committee composed solely of independent directors. Under Nasdaq regulations, a director will only qualify as an "independent director" if, in the opinion of that listed company's board of directors, that director does not have a relationship with the listed company, either directly or indirectly, that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Audit committee members must also satisfy the additional independence criteria set forth in Rule 10A-3 under the Exchange Act and Nasdaq listing standards. In order to be considered independent for purposes of Rule 10A-3, a member of a listed company's audit committee may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

Compensation committee members must also satisfy the additional independence criteria set forth in Rule 10C-1 under the Exchange Act and Nasdaq listing standards. In order for a member of a listed company's compensation committee to be considered independent for purposes of Nasdaq listing standards, the listed company's board of directors must consider all factors specifically relevant to determining whether a director has a relationship to the listed company that is material to that director's ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (1) the source of compensation of such director, including any consulting, advisory, or other compensatory fee paid by the listed company to such director; and (2) whether such director is affiliated with the listed company, a subsidiary of the listed company, or an affiliate of a subsidiary of the listed company.

Our Board has undertaken a review of the independence of each of our directors. Based on information provided by each director concerning his or her background, employment, and affiliations, our Board has determined that each of Mmes. Bawa, McCarthy, Thorning-Schmidt and Twohill, and each of Messrs. Donovan, Eschenbach, Goetz, Hamers and Rt Hon Sir John Key do not have a material relationship with our Company, either directly or indirectly, that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the applicable rules and regulations of the SEC and Nasdaq listing standards. In making these determinations, our Board considered the current and prior relationships that each non-employee director has with our Company and all other facts and circumstances our Board deemed relevant in determining their independence, including the beneficial ownership of our common stock by each non-employee director and the transactions involving them described in the section titled "*Related Person Transactions*." There are no family relationships among any of the Company's directors or executive officers.

Director Compensation

Our Board, upon recommendation of the Governance and Sustainability Committee, has approved an Outside Director Compensation Policy (as amended, the "Director Compensation Policy") for the compensation of the non-employee members of our Board. The Director Compensation Policy is designed to attract, retain and reward these individuals and align their financial interests with those of our shareholders. There is no cash compensation paid under the Director Compensation Policy. No directors who are also employees of the Company are permitted to receive compensation under the Director Compensation Policy, even if an employee director serves in a role described by the policy.

In February 2025, after considering a competitive market analysis provided by the Board's independent compensation consultant, the Board determined, upon recommendation of the Governance and Sustainability Committee, to amend the Director Compensation Policy to make certain increases in the value of the annual award and certain of the committee awards as described below.

Initial Award. Under the Director Compensation Policy, when an eligible director initially joins our Board, the eligible director receives an initial award of restricted stock units for shares of our common stock ("RSUs") having a value of $1 million, which is granted on or about the tenth day of the month following the month in which the eligible director becomes a member of our Board. This initial award will vest as to one third of the shares covered by the RSU award on the first anniversary of the applicable vest start date, and the remaining shares covered by the RSU award will vest quarterly over the following two years with the last vest date to be on the third anniversary of the applicable vest start date, subject to the director's continued service as of each such date.

The number of shares subject to an initial award is determined by dividing the stated dollar value for such initial award by the straight average closing price of the Company's common stock over the month prior to the month in which the grant is made. The vest start date for initial awards will be the first day of the month that contains the grant date of such award.

Annual Awards. Under the Director Compensation Policy, at each annual meeting of shareholders:

- *Director Retainer Award.* Each eligible director receives an annual RSU award having a value equal to $320,000.
- *Lead Independent Director Award.* Our Lead Independent Director receives an additional annual RSU award having a value equal to $50,000,
- *Committee Awards.* The eligible chairpersons and members of four of our five standing Board committees will receive additional annual RSU awards for committee service having the values shown in the graphic below. Any eligible director who serves as chairperson of a committee is not entitled to a committee member retainer for the same committee. No additional compensation is paid for serving on the Corporate Development Committee of the Board.

These annual award amounts are illustrated in the graphic below.


$320,000
Annual Award
Lead Independent Director $50,000
Audit Committee Chair $75,000
Audit Committee Member $30,000
Compensation and People Committee Chair $50,000
Compensation and People Committee Member $25,000
Governance and Sustainability Committee Chair $50,000
Governance and Sustainability Committee Member $20,000
Security Committee Chair $50,000
Security Committee Member $50,000

A single RSU grant is made to a director to cover the value of all annual awards an eligible director is entitled to under the Director Compensation Policy. To be eligible to receive any annual award, a director must have served on the Board for at least nine months prior to the date of the relevant annual meeting of our shareholders.

The number of shares subject to annual awards is determined by taking the sum of the stated dollar values for all the awards to be granted to the relevant director and dividing the sum by the straight average closing price of our common stock on during the 30 calendar days ending on and including the trading day immediately prior to the date of the Annual Meeting. Annual RSU awards will vest quarterly over a period of one year ending on the earlier to occur of the one-year anniversary of the vest start date and immediately prior to the annual meeting occurring in the year after the date of grant, subject to the director's continued service as of each such date. The vest start date for annual awards will be December 1st of the year that includes the grant date.

Fiscal 2025 Director Compensation Table

The following table presents summary information regarding the compensation paid to our non-employee directors for our fiscal year ended July 31, 2025.

Director	Stock Awards[(1)]	Total
Aparna Bawa[(2)]	$381,185	$381,185
John M. Donovan[(2)]	$425,618	$425,618
Carl Eschenbach[(2)]	$346,497	$346,497
Dr. Helene D. Gayle[(2)]	$356,630	$356,630
James J. Goetz[(3)]	$—	$—
Ralph Hamers	$925,247	$925,247
Rt Hon Sir John Key[(2)]	$390,929	$390,929
Mary Pat McCarthy[(2)]	$381,185	$381,185
Helle Thorning-Schmidt	$925,247	$925,247
Lorraine Twohill[(2)]	$361,308	$361,308

(1) The amounts reported in this column represent the aggregate grant date fair value of each RSU award during our fiscal 2025 as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation, or ASC Topic 718. The assumptions used in the valuation of these awards are set forth in the notes to our consolidated financial statements, which are included in our Annual Report on Form 10-K for our fiscal year ended July 31, 2025. These amounts do not necessarily correspond to the actual value that may be recognized by the director upon the vesting of such awards.

(2) As of July 31, 2025, Ms. Bawa held 978 RSUs, Mr. Donovan held 1,092 RSUs, Mr. Eschenbach held 890 RSUs, Mr. Hamers held 5,171 RSUs, Rt Hon Sir John Key held 1,004 RSUs, Ms. McCarthy held 978 RSUs, Ms. Thorning-Schmidt held 5,171 RSUs, and Ms. Twohill held 928 RSUs. Dr. Gayle resigned from our Board in December 2024.

(3) Mr. Goetz receives no awards under the Director Compensation Policy.

Director Stock Ownership Guidelines

Our Board believes that our directors should hold a meaningful financial stake in our Company in order to further align their interests with those of our shareholders and therefore adopted stock ownership guidelines in fiscal 2017. Under the guidelines, each non-employee director must own Company stock with a value of five times the annual retainer for board service within five years of such director's initial appointment or election date. As of September 15, 2025, all of our non-employee directors comply with our stock ownership guidelines.

Director Attendance

During our fiscal year ended July 31, 2025, the Board held nine meetings (including regularly scheduled and special meetings). No director attended fewer than 75% of the total number of meetings of the Board and the committees of which he or she was a member, with the exception of Ms. Bawa who attended 73% of 26 possible meetings.

Although we do not have a formal policy regarding attendance by members of our Board at annual meetings of shareholders, we encourage, but do not require, our directors to attend. Half of our directors at the time of the 2024 Annual Meeting of Shareholders attended our 2024 Annual Meeting of Shareholders, either in person, telephonically or by video conference.

Ratification of Appointment of Independent Registered Public Accounting Firm

Our Audit Committee has appointed Ernst & Young LLP ("EY"), independent registered public accountants, to audit our financial statements for our fiscal year ending July 31, 2026. EY has served as our independent registered public accounting firm since 2009.

At the Annual Meeting, our shareholders are being asked to ratify the appointment of EY as our independent registered public accounting firm for our fiscal year ending July 31, 2026. Our Audit Committee is submitting the selection of EY to our shareholders because we value our shareholders' views on our independent registered public accounting firm and as a matter of good corporate governance. Representatives of EY will be present at the Annual Meeting, and they will have an opportunity to make statements and will be available to respond to appropriate questions from our shareholders.

Notwithstanding the selection of EY and even if our shareholders ratify the selection, our Audit Committee, in its discretion, may appoint another independent registered public accounting firm at any time during our fiscal year if our Audit Committee believes that such a change would be in the best interests of Palo Alto Networks and its shareholders. If our shareholders do not ratify the appointment of EY, our Audit Committee may reconsider the appointment.

Fees Paid to the Independent Registered Public Accounting Firm

The following table presents fees for professional audit services and other services rendered to our Company by EY for our fiscal years ended July 31, 2024 and 2025.

	2024	**2025**
Audit Fees[(1)]	$6,980,000	$7,059,000
Audit-Related Fees[(2)]	—	$16,000
Tax Fees[(3)]	$1,347,000	$1,399,000
All Other Fees[(4)]	11,000	$12,000
Total	$8,338,000	$8,486,000

(1) Audit Fees consist of professional services rendered in connection with (a) the audit of our annual consolidated financial statements, including audited financial statements presented in our Annual Report on Form 10-K, (b) review of our quarterly consolidated financial statements presented in our Quarterly Reports on Form 10-Q, (c) professional services provided for new and existing statutory audits of subsidiaries or affiliates of the Company, and (d) other regulatory filings.

(2) Audit-Related fees consist of fees for professional services for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees." These services include acquisition due diligence services, technical accounting guidance and other attestation services.

(3) Tax Fees consist of fees for professional services for federal, state and international tax compliance and tax planning.

(4) All Other Fees includes fees for professional services other than these services reported above. These services specifically relate to subscriptions to an accounting regulatory database.

Auditor Independence

In our fiscal year ended July 31, 2025, there were no other professional services provided by EY that would have required our Audit Committee to consider their compatibility with maintaining the independence of EY.

Audit Committee Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Consistent with requirements of the SEC and the Public Company Accounting Oversight Board (the "PCAOB") regarding auditor independence, our Audit Committee is responsible for the appointment, compensation and oversight of the work of our independent registered public accounting firm. In recognition of this responsibility, our Audit Committee has established a policy for the pre-approval of all audit and permissible non-audit services provided by our independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services.

Before engagement of the independent registered public accounting firm for the next year's audit, the independent registered public accounting firm submits a detailed description of services expected to be rendered during that year for each of the following categories of services to our Audit Committee for approval:

- **Audit services.** Audit services include work performed for the audit of our financial statements and the review of financial statements included in our quarterly reports, as well as subsidiary audits, equity investment audits and other procedures required to be performed by the independent auditor to be able to form an opinion on our consolidated financial statements.
- **Audit-related services.** Audit-related services are for assurance and related services that are (1) reasonably related to the performance of the audit or review of our financial statements, (2) are traditionally performed by our independent registered public accounting firm, and (3) not covered above under "audit services."
- **Tax services.** Tax services include all services performed by the independent registered public accounting firm's tax personnel for tax compliance, tax advice and tax planning.
- **Other services.** Other services are those services not described in the other categories.

Our Audit Committee pre-approves particular services or categories of services on a case-by-case basis. The fees are budgeted, and our Audit Committee requires our independent registered public accounting firm and management to report actual fees versus budgeted fees periodically throughout the year by category of service. During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval. In those instances, (a) if the additional services do not require specific approval by the Audit Committee, a detailed description of the services will be submitted to our Chief Financial Officer or Chief Accounting Officer, who will determine whether such services are included within the list of services that have received the general pre-approval of the Audit Committee and the Audit Committee will be informed on a timely basis of any such services rendered by the independent auditor, or (b) if the additional services require specific approval by the Audit Committee, they will be submitted for pre-approval to the Audit Committee by both the independent auditor and our Chief Financial Officer or Chief Accounting Officer, and shall only be submitted if the independent auditor and such officer mutually agree that the request or application is consistent with the SEC's rules on auditor independence. All fees paid to EY for our fiscal year ended July 31, 2025 were pre-approved by our Audit Committee.

REQUIRED VOTE

The ratification of the appointment of EY as our independent registered public accounting firm requires the affirmative vote of a majority of the shares of our common stock present virtually or by proxy at the Annual Meeting and entitled to vote thereon. Abstentions are treated as shares present virtually or by proxy and entitled to vote at the Annual Meeting and, therefore, will have the same effect as a vote "Against" this proposal. Any broker non-votes will have no effect on the outcome of the vote.



Recommendation of the Board

The Board recommends that you vote **"FOR"** the ratification of the appointment of Ernst & Young LLP.

Report of the Audit Committee

The Audit Committee consists of our directors Ms. McCarthy, Ms. Bawa, Mr. Goetz, Mr. Hamers, and the Rt Hon Sir John Key. Each member of the Audit Committee meets the independence criteria prescribed by the applicable rules and regulations of the SEC for audit committee membership and is an "independent director" within the meaning of applicable listing standards of Nasdaq. Each Audit Committee member meets Nasdaq's financial sophistication requirements, and the Board has further determined that Ms. McCarthy is an "audit committee financial expert" as defined in Item 407(d) of Regulation S-K. The Audit Committee operates under a written charter approved by the Board of Directors, which is available on the Investor Relations portion of our website, which can be located at: https://investors.paloaltonetworks.com/. The composition of the Audit Committee, the attributes of its members, and the responsibilities of the Audit Committee, as reflected in its charter, are intended to be in accordance with applicable requirements for corporate audit committees. The Audit Committee reviews and assesses the adequacy of its charter and the Audit Committee's performance on an annual basis.

The Audit Committee assists our Board in the Board's oversight and monitoring of:

- Accounting and financial reporting processes and internal controls, as well as the audit and integrity of our financial statements;
- The qualifications, independence and performance of our independent registered public accounting firm;
- The performance of our internal audit function;
- Compliance with applicable law; and
- Risk assessment and risk management pertaining to financial, accounting and tax matters of the Company.

With respect to the Company's financial reporting process, the management of the Company is responsible for (1) establishing and maintaining internal controls and (2) preparing the Company's consolidated financial statements. Our independent registered public accounting firm, EY, is responsible for auditing these financial statements and the Audit Committee oversees these activities. It is not the responsibility of the Audit Committee to prepare or certify our financial statements or guarantee the audits or reports of the independent auditors. These are the fundamental responsibilities of management and our independent registered public accounting firm.

The Audit Committee is responsible for the appointment, compensation, retention, and oversight of the work performed by EY. In fulfilling its oversight responsibility, the Audit Committee carefully reviews the policies and procedures for the engagement of the independent registered public accounting firm, including the scope of the audit, audit fees, auditor independence matters, performance of the independent auditors, and the extent to which the independent registered public accounting firm may be retained to perform non-audit services.

In the performance of its oversight function, the Audit Committee has:

- Reviewed and discussed the audited financial statements with management and EY;
- Discussed with EY the applicable requirements of the PCAOB and the SEC; and
- Received the written disclosures and the letter from EY required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with EY its independence.

Based on the Audit Committee's review and discussions with management and EY, the Audit Committee recommended to the Board that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended July 31, 2025, for filing with the Securities and Exchange Commission.

Respectfully submitted by the members of the Audit Committee of the Board:

Mary Pat McCarthy (Chair)
Aparna Bawa
James J. Goetz
Ralph Hamers
Rt Hon Sir John Key

PROPOSAL NO. 3

Advisory Vote on the Compensation of our Named Executive Officers

We are providing our shareholders with the opportunity to vote to approve, on an advisory or non-binding basis, the compensation of our named executive officers as disclosed in accordance with the rules and regulations of the SEC in the "Executive Compensation" section of this Proxy Statement. This proposal, commonly known as a "Say-on-Pay" proposal, gives our shareholders the opportunity to express their views on our named executive officers' compensation as a whole. This vote is not intended to address any specific item of compensation or any specific named executive officer, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this Proxy Statement.

The Say-on-Pay vote is advisory, and therefore is not binding on us, our Compensation and People Committee or our Board. The Say-on-Pay vote will, however, provide information to us regarding shareholder sentiment about our executive compensation philosophy, policies and practices, which our Compensation and People Committee will be able to consider when determining executive compensation in the future. Our Board and our Compensation and People Committee value the opinions of our shareholders and, to the extent there is any significant vote against the compensation of our named executive officers as disclosed in this Proxy Statement, we will endeavor to communicate with shareholders to better understand the concerns that influenced the vote and our Compensation and People Committee will evaluate whether any actions are necessary to address those concerns. We currently conduct advisory votes on our named executive officer compensation on an annual basis, and we expect to conduct our next advisory vote at our 2026 Annual Meeting of shareholders.

We believe that the information we have provided in this "*Executive Compensation*" section, and in particular the information discussed in the sections titled "*Executive Compensation—Letter from our Compensation and People Committee*" and "*Executive Compensation—Compensation Discussion and Analysis,*" demonstrates that our executive compensation program has been designed appropriately and is working to ensure management's interests are aligned with our shareholders' interests to support long-term value creation. Accordingly, we ask our shareholders to vote "FOR" the following resolution at the Annual Meeting:

"RESOLVED, that Palo Alto Networks, Inc.'s shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in Palo Alto Networks, Inc.'s Proxy Statement for the 2025 Annual Meeting of Shareholders pursuant to the compensation disclosure rules and regulations of the SEC, including the compensation discussion and analysis, the compensation tables and narrative discussion, and other related disclosure."

REQUIRED VOTE

The approval, on an advisory basis, of the compensation of our named executive officers requires the affirmative vote of a majority of the shares of our common stock present virtually or by proxy at the Annual Meeting and entitled to vote thereon to be approved. You may vote "for," "against," or "abstain" with respect to this proposal. Abstentions are considered votes present and entitled to vote on this proposal, and thus will have the same effect as votes "against" this proposal. Broker non-votes will have no effect on the outcome of this proposal.

Although the advisory vote is non-binding, our Board values our shareholders' opinions. The Compensation and People Committee will review the results of the vote and, consistent with our record of shareholder responsiveness, consider shareholders' concerns and take into account the outcome of the vote when considering future decisions concerning our executive compensation program.



Recommendation of the Board

The Board recommends that you vote **"FOR"** the approval, on an advisory basis, of the compensation of our named executive officers.

Executive Compensation

Letter from our Compensation and People Committee





"We greatly respect and value the views of our fellow shareholders. Your insights continue to play a central role in our deliberations, ensuring our executive compensation program remains best-in-class and built on pay-for-performance."

Dear Fellow Shareholders,

As members of the Compensation and People Committee, we remain steadfast in our commitment to lead this Company for the benefit of our shareholders. We received increased support for our "Say-on-Pay" advisory vote at the 2024 Annual Meeting of shareholders, where a majority of the votes cast were in favor of the "Say-on-Pay" advisory resolution to approve our fiscal 2024 executive compensation program. However, we recognize from that vote that you continue to not be completely satisfied with our executive compensation program, so we once again undertook robust shareholder outreach efforts, led by our Lead Independent Director and Compensation and People Committee member, John M. Donovan, and the Chair of our Compensation and People Committee, the Right Honorable Sir John Key.

We are dedicated to attracting and retaining exceptional individuals who embody our company culture and mission. Our compensation programs are designed to fairly reward employees and maintain a world-class leadership team capable of navigating the dynamic and constantly innovating enterprise cybersecurity industry. We are steadfast in our commitment to a pay-for-performance philosophy, directly linking executive compensation to our financial and operational achievements. This approach has been instrumental in ensuring stability among our high-performing executive ranks, even within an intensely competitive industry where the demand for talent meaningfully outpaces supply.

WE HAVE THE RIGHT EXECUTIVE TEAM TO LEAD THE COMPANY IN THE AI ERA

Our executive team, under the leadership of Nikesh Arora, has been pivotal in shaping our purpose, culture, and business trajectory. Comprised of experienced and insightful leaders, our executive team possesses a deep understanding of our business and industry, recognizing the critical link between our culture and performance. Our compensation strategies have enabled us to retain this high-caliber executive talent amidst a fiercely competitive landscape where the demand for skilled professionals far exceeds availability.

The executive team has consistently driven operational excellence while fostering a high-performing culture, delivering impressive business and financial results. In fiscal 2025, we achieved significant top-line and bottom-line growth. Our total revenue reached an impressive $9.22 billion, a 15% increase year-over-year. This growth was further bolstered by our Next-Generation Security ("NGS") Annual Recurring Revenue ("ARR"), which surged to $5.58 billion, representing a substantial 32% year-over-year increase, and our remaining performance obligations ("RPO") growing to $15.8 billion, a 24% increase from the prior year. In addition, our non-GAAP earnings per diluted share ("Non-GAAP EPS") grew 18% year over year to $3.34. This robust financial performance underscores the strong market reception of our platformization strategy, translating into sustained and increasing demand for our comprehensive cybersecurity solutions. As we continue to innovate and integrate innovative technologies like artificial intelligence ("AI") into our platforms, we anticipate sustained growth, delivering enhanced value for both customers and shareholders.

Now more than ever, we are relying on our executive team to rise to the occasion and execute our ambitious strategy to be the preeminent end-to-end security company for the burgeoning AI era. The emergence of generative and agentic AI technologies represents a pivotal new frontier in cybersecurity. This new landscape brings with it both unprecedented opportunities for innovation and significant, complex challenges that demand immediate and decisive action. Our Company stands at a critical juncture, where the choices we make today will determine our sustained leadership in the ever-evolving cybersecurity landscape. With our recent introduction of Prisma AIRS, the most comprehensive AI security platform available today, acquisition of Protect AI, and announced intention to acquire CyberArk, the leader in Identity Security, we believe our executive team is up to the challenge. This moment necessitates not only intensified efforts from every level of the organization but also strong incentives for our executives to act with boldness and conviction. Ultimately, our focus remains on aligning our executive compensation program to our pay-for-performance philosophy, rewarding our management team when they deliver robust financial results, and generating meaningful shareholder value as we secure the future of the digital world.

FISCAL 2025 PROGRAM DESIGN

We believe that our fiscal 2025 compensation programs helped contribute to our outstanding financial performance, achieving record totals for revenue, NGS ARR and EPS. Our executive compensation program for fiscal 2025 was designed in a structured and objective manner to ensure that compensation structures reflect our pay-for-performance philosophy, align compensation with our shareholders' interests, motivate our executives, are competitive, and reflect our shareholders' input and compensation best practices. This framework served as the basis upon which we structured, and made, fiscal 2025 compensation decisions:

- **Financial Performance.** Our fiscal financial and operation results measured against the Company's plan and consensus estimates on key financial measures.
- **Shareholder Returns.** Our one-, two- and three-year total shareholder return ("TSR") performance relative to our compensation peer group.
- **Strategic Objectives.** Our performance is measured against our strategic objectives.
- **Individual Performance Assessment.** A performance assessment by the Board for our Chief Executive Officer, and by our Chief Executive Officer for our other executive officers, including our other named executive officers ("NEOs").

Consistent with this framework and our pay-for-performance philosophy, we designed our fiscal 2025 executive compensation program to provide strong rewards for strong performance, drive shareholder value creation, and require significant sustained performance to realize their full value. Our fiscal 2025 compensation program stayed true to our commitments in our 2024 Proxy Statement, and reflects the following principles:

- **Pay-for-Performance.** We once again set **aggressive performance targets** for the financial performance metric achievement levels required for performance stock unit awards, demonstrating our commitment to a pay-for-performance philosophy.
- **Multiple Year Measurement Period.** Fiscal 2025 NEO equity awards are **100% performance based**, require sustained performance over three years, and include a relative TSR multiplier in addition to financial performance metrics, which aligns a significant portion of our executive compensation to long-term financial performance.
- **Performance Measures Aligned to Company Strategy and Shareholder Value Creation.** We carefully evaluate the measures that we believed will most impact long-term value for our shareholders and other stakeholders. For the executive cash incentive target, we used annual revenue and annual organic operating margin. For the fiscal 2025 executive equity awards, we used NGS ARR and Non-GAAP EPS and set aggressive targets for each. In addition, we tied achievement to a comparative analysis of our TSR performance against the S&P 500 to ensure that payout amounts are aligned with our stock price performance relative to that of the reference group.
- **Best Practices.** We have **continued several compensation best practices**, including: having in place an SEC and Nasdaq-compliant compensation recovery policy, as well as, maintain a clawback policy for executives not covered by the required compensation recovery policy; executive officer stock ownership guidelines; a minimum one year post-vesting holding period for grants to NEOs; **no duplicative performance measures** between our annual and long-term incentive plans; and a Corporate Responsibility modifier to our executive's cash incentive plan to ensure linkage between compensation and our Corporate Responsibility goals.

SHAREHOLDER ENGAGEMENT AND PROGRAM DESIGN CHANGES

We offered meetings to shareholders holding 56% of our outstanding shares (based on shareholder ownership, to our knowledge, as of June 30, 2025), and John M. Donovan, our Lead Independent Director and Compensation and People Committee member, and Rt Hon Sir John Key, the Chair of our Compensation and People Committee, collectively met with shareholders representing 35% of our outstanding shares. The vast majority of these conversations focused on our executive compensation program and the changes the Compensation and People Committee made to the program, as highlighted to you in last year's Proxy Statement. The feedback from our shareholders has been positive regarding the changes we made in fiscal 2025 to our executive compensation program that we disclosed in our 2024 Proxy Statement. As we continue to look ahead, we have also made further refinements to our executive compensation program in fiscal 2026 to address your feedback and continue to set aggressive performance targets.

The changes made in fiscal 2025 include:

- **Commitment Regarding One-Time Equity Awards to our CEO.** We have committed not to grant Mr. Arora, our Chief Executive Officer, additional one-time equity awards of any variety with vesting or performance metrics that would overlap with the one-time performance-based restricted stock unit ("PSUs") retention award granted to him in June 2023.
- **Reduced Total Potential Payout.** We have redesigned the PSU awards to **lower the maximum payout by 33.3%**, from 600% to 400% of the target amount of PSUs, for all outstanding PSUs.
- **Updated Performance Stock Unit Design.** We updated the financial measures to align with our platformization strategy, and introduced a second financial measure to drive balanced focus on platformization and profitability. The two financial measures are NGS ARR to focus on platformization and annual Non-GAAP EPS to focus on profitability. In addition, to ensure a disciplined focus on the company's strategies and that we reward our executives for achievement of our financial and operational goals, we updated the remaining performance periods for outstanding PSUs to utilize the new financial measures.
- **Clearly Defined Cash Incentive Plan Performance Thresholds.** We clearly identified the threshold performance levels for each metric required for the funding and payout of the cash incentive plan, such that if either metric—annual revenue and organic operating margin—is more than 10% below its respective target for fiscal 2025, then there would have been no funding or payout of the cash incentive plan.

The changes for fiscal 2026 focused on aggressive target setting for our PSU performance metrics and include:

- **Increased Midpoint for Target TSR modifier Achievement.** For our fiscal 2026 executive PSU program, the relative TSR modifier **performance target for a 1.0x modifier achievement has been increased to the 55th percentile rank** from the 50th percentile rank.
- **Increased NGS ARR Performance Targets**. For our fiscal 2026 executive PSU program, the maximum of achievement of 300% for the NGS ARR performance measure now requires exceeding the target for the particular fiscal year by at least $400 million–**an increase of 33.3%**–while the threshold for no payout has similarly been lowered to missing the target by at least $400 million.

We continue to be aggressive in our pay-for-performance philosophy because we believe in our executive team, and our executive team has performed and delivered strong financial results and equity returns for our shareholders.

We are asking for your support of our executive compensation program and trust that you will agree that we have been responsive to your concerns. We believe that we have implemented a sustainable, best-in-class program that is aligned with best practices and responsive to the extensive feedback we received from you, while continuing to be competitive and incentivize our proven and successful executive team.

Thank you for your continued support and investment in Palo Alto Networks.

Sincerely,

The Compensation and People Committee

Right Honorable Sir John Key, Chair
Aparna Bawa
John M. Donovan

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") describes in detail our executive compensation programs and the resulting pay decisions for our named executive officers ("NEOs").

Our Compensation and People Committee believes that the fiscal 2025 compensation of our NEOs is commensurate with our size and performance, the significant scope of their roles and responsibilities, and their strong leadership in a manner consistent with our corporate values of disruption, collaboration, execution, inclusion, and integrity.

Named Executive Officers



Nikesh Arora
Chief Executive Officer, Chair of the Board



Dipak Golechha
Executive Vice President, Chief Financial Officer



William "BJ" Jenkins
President



Lee Klarich
Executive Vice President, Chief Product and Technology Officer



Nir Zuk
Founder Emeritus, Former Executive Vice President, Chief Technology Officer

CD&A HIGHLIGHTS

- Our fiscal 2025 executive compensation programs align with recognized best practices
- For fiscal 2025, our NEOs led us to delivering impressive financial results for our shareholders with record totals in total revenue of $9.22 billion, NGS ARR of $5.58 billion, RPO of $15.8 billion, and Non-GAAP EPS of $3.34
- We continued our disciplined focus on our platformization strategy, which has underscored our financial results and we expect will continue to drive us toward delivering on our long-term financial performance goals and enhanced value for our customers and shareholders
- We remained at the forefront of innovation through the introduction of new offerings, including Prisma Access Browser 2.0, Cortex Cloud, Prisma AIRS, and Cortex XSIAM 3.0
- We made strategic decisions to capitalize on the inflection point in the cybersecurity industry being caused by generative and agentic artificial intelligence ("AI") through our acquisition of Protect AI, Inc., accelerating our AI security offerings, and our proposed acquisition of CyberArk Software Ltd. ("CyberArk"), which will mark our entry into the Identity Security space following the closing of the proposed transaction
- We engaged in discussions with shareholders holding 53% of our outstanding shares as of June 30, 2025, with a focus on the topics that mattered to them, including our executive compensation program
- We implemented meaningful changes to our executive compensation programs, particularly our equity compensation program to address shareholder feedback
- We followed through on the commitments we made to our shareholders in our 2024 Proxy Statement

Philosophy and Objectives

As a global cybersecurity provider based in the San Francisco Bay Area, we operate in a highly competitive and rapidly evolving market, and we expect competition among companies in our market to continue to increase. We compete with many other technology companies in seeking to attract and retain highly skilled top talent. Our continued success has made our employees and executives more attractive as candidates for employment with other companies, and we are deeply focused on maintaining competitive compensation programs, in part, to address recruiting efforts by other companies in the technology industry where the demand for talent far exceeds the supply of qualified candidates.

As a result, our compensation philosophy is designed to establish and maintain a compensation program that attracts and rewards talented individuals who possess the skills necessary to support our near-term objectives and create long-term value for our shareholders, grow our business and assist in the achievement of our strategic goals. We believe that a performance-based culture is crucial to our growth and success. Accordingly, our compensation programs are built on a steadfast pay-for-performance philosophy, directly linking executive compensation to the achievement of our strategic, financial and operational goals.

The specific objectives of our executive compensation program are to:



Drive the future of Palo Alto Networks

- Maintain a successful, profitable, and sustainable business through our next phase of growth
- Bolster our vision of a world where each day is safer and more secure than the one before



Shareholder Alignment

- Drive sustainable short- and long-term value for our shareholders by deeply aligning the interests of our executives with those our shareholders
- Tailoring our compensation programs to be responsive to shareholder feedback



Pay-for-Performance

- Demand and reward our executives for achieving aggressive financial and strategic goals
- Motivate outperformance


$

Attract, Motivate and Retain Talent

- Attract, motivate, and retain highly qualified executives who possess the skills and leadership necessary to continue to grow our business and meet the challenges of the AI-era for cybersecurity
- Provide competitive compensation packages that are heavily weighted to performance and at-risk compensation, while ensuring alignment with best practices and our compensation peer group

Shareholder Engagement in Fiscal 2025

Each year, our Compensation and People Committee considers the results of our annual Say-on-Pay vote and shareholder feedback regarding our executive compensation program gathered throughout the year. At our 2024 Annual Meeting, a majority of votes cast were in favor of our fiscal 2024 executive compensation program, which is an encouraging increase from the 38% of votes cast in favor of our fiscal 2023 executive compensation program. We believe the increase in support at our 2024 Annual Meeting reflects our commitment to addressing shareholder feedback and the meaningful changes we are making to our executive compensation programs.

However, we appreciate that the 2024 Say-on-Pay vote result demonstrates that you remain not completely satisfied with our executive compensation programs, even though our fiscal 2024 executive compensation program did not fully reflect all the changes we made in fiscal 2025 that were previewed in our 2024 Proxy Statement. Accordingly, we once again undertook extensive shareholder engagement efforts to obtain your views on executive compensation, corporate governance and other matters, and to determine how best to respond to that feedback. Our Lead Independent Director once again played a central role in leading our shareholder outreach efforts in fiscal 2025 to understand your perspectives regarding our executive compensation programs. As a result, in fiscal 2026 we again made meaningful improvements to our executive compensation program based on the feedback we receive from our shareholder engagements.

Our Lead Independent Director and management team regularly update our Board on our engagement efforts, providing summaries of our shareholders' feedback. The continuous shareholder feedback that we receive has shaped the executive compensation program implemented by our Compensation and People Committee. In fiscal 2025, there were a select few shareholders with whom we engaged that did not actively offer feedback during our discussions, and, accordingly, we drew upon on prior years' feedback from those shareholders as a guide for their perspectives on our executive compensation program.

56% Contacted	53% Engaged	35% Lead Independent Director Engaged	14
We contacted shareholders representing 56% of our outstanding shares	We engaged in discussions with investors representing 53% of our outstanding shares (all shareholders willing to engage with us)	Our Lead Independent Director engaged in discussions with investors representing 35% of our outstanding shares, while offering meetings to investors representing 45% of our outstanding shares	meetings with Lead Independent Director

* Shareholder ownership, to our knowledge, as of June 30, 2025

Fiscal 2025 Executive Compensation Program Changes

In fiscal 2025, we fully implemented a number of key changes to our executive compensation program in response to shareholder feedback, many of which were previewed in our 2024 Proxy Statement and were not yet fully implemented into our 2024 executive compensation programs. Those changes have now been fully implemented into our executive compensation programs.

However, we also appreciate the need to continually look forward, including in light of the result of our 2024 Say-on-Pay vote. While much of the feedback we received through the past year of extensive shareholder outreach and engagement focused on ensuring we follow through on the commitments and changes previewed in our 2024 proxy statement, we continued to take further steps to incorporate your feedback into our executive compensation programs. This led to further refinements to our executive compensation program for fiscal 2026 with a steadfast focus on pay-for-performance. A summary of what we learned from you and how we responded in our fiscal 2025 executive compensation program and in our fiscal 2026 executive compensation program is included in the table below.

WHAT WE HEARD AND LEARNED	WHAT WE DID IN FISCAL 2025
Our shareholders appreciated the changes made to our executive compensation program in fiscal 2025, as previewed in our 2024 Proxy Statement	• We once again **undertook extensive shareholder engagement efforts** on executive compensation matters, which led to meaningful changes in fiscal 2026 to further align our program to reflect shareholder insights (discussed below)
Shareholders offered mixed feedback on the maximum payout of the CEO annual equity compensation: • Active portfolio managers were generally supportive of our compensation philosophy, expressing their view that we compensate our CEO in a manner sufficient to ensure we retain him in a highly competitive talent market • Passive investors expressed their view that our CEO's compensation remains high, given the one-time five-year retention grant made in June 2023, but they did not offer any quantitative input or other specific feedback	• **Balanced the views of our shareholders and determined to maintain aggressive performance targets**, directly tied to company strategic and financial goals, that only provide above target payouts for meaningful outperformance. • We believe this addresses the views of active portfolio managers by enabling compensation for our CEO in a manner that ensures and incentivizes his retention, and the views of passive investors by ensuring our compensation payouts are directly linked with performance that will drive meaningful shareholder returns through aggressive performance target setting.
Follow through on our 2024 proxy statement commitment to reduce the PSU maximum payout, and consider whether TSR modifier is disproportionately upside weighted	• **Reduced maximum payout** of outstanding PSUs by **33%**, from 600% to 400% of target payout, which we previewed in our fiscal 2024 proxy statement, but are now reflected in our fiscal 2025 equity awards
Follow through on our 2024 proxy statement commitment to align performance measures for long-term incentive equity awards, and clearly show a pay-for-performance connection	• **Followed through on our 2024 proxy statement commitment by aligning financial performance measures to our long-term strategy** for all PSUs and remaining PSU performance periods by using NGS ARR and annual Non-GAAP EPS given our strategy shift to platformization in fiscal 2024, which helped contribute to a year of strong financial achievement and resulted in the prior PSU financial metric, billings, no longer being a key Company financial metric
Follow through on our 2024 proxy statement commitment to refine the structure of the annual incentive plan to clarify whether payouts occur if a relevant financial metric is not achieved	• **Followed through on our 2024 proxy statement commitment by clearly defining and disclosing threshold performance levels** for each financial metric so that there is no payout if achievement is more than 10% below either target performance measure
Follow through on our commitment to not make one-time equity awards to our CEO with vesting or performance metrics that overlap with the June 2023 retention grant	• **Followed through on our commitment, and awarded no one-time equity awards granted to our CEO (or any other NEO)** in fiscal 2025
	LOOKING AHEAD TO WHAT WE DID FOR FISCAL 2026
Our shareholders asked us to consider whether the TSR modifier in the executive PSUs is disproportionately weighted toward upside opportunity	For fiscal 2026, **we increased the target relative TSR for a 1.0x achievement in the relative TSR modifier** increased the target relative TSR for a 1.0x achievement in the relative TSR modifier to be the 55th percentile rank from the 50th percentile rank
Continued discussion around maintaining our commitment to a rigorous and clear linkage between pay and performance	For fiscal 2026, the maximum and threshold achievement for the NGS ARR performance measure has be **the maximum and threshold achievement for the NGS ARR performance measure has been increased 33.3%** to required outperforming or underperforming the NGS ARR target by at least $400 million, instead of $300 million

Our Compensation Best Practices

We believe our executive compensation program represents recognized best practice and reflects principles that align the compensation of our NEOs with the long-term interests of our shareholders.

ROBUST AND INDEPENDENT COMPENSATION DECISION-MAKING, ALIGNED WITH OUR CORPORATE VALUES

- ✔ 100% Independent Compensation and People Committee
- ✔ Independent compensation consultant
- ✔ Annual review of compensation strategy
- ✔ Consideration of annual Say-on-Pay vote and other shareholder feedback
- ✔ Maintain our commitments to our shareholders in our 2024 Proxy Statement

COMPENSATION BEST PRACTICES

Pay for Performance

- ✔ Significant majority of compensation is performance-based and at-risk
- ✔ 100% of short-term incentive cash compensation is performance-based and at-risk
- ✔ Inclusion of Corporate Responsibility modifier to cash incentive plan
- ✔ Use of multiple different performance measures in both cash incentive plan and long-term equity incentive program
- ✔ 100% of equity awards granted to our NEOs in fiscal 2025 were performance-based and use different performance metrics than the cash incentive plan

Compensation Policies

- ✔ Robust stock ownership guidelines for NEOs
- ✔ One-year post-vesting holding period for all NEOs, including our Chief Executive Officer, subject to limited exceptions
- ✔ Meaningful compensation recovery and clawback policies
- ✔ Limited perquisites and personal benefits
- ✔ Assessing and implementing the advice of independent compensation consultant, including a decision-making framework to further ensure alignment of executive compensation decision with our pay-for-performance philosophy

What We Don't Do

- ✕ No single trigger vesting of equity awards on occurrence of a change in control
- ✕ No dividends paid on unvested equity
- ✕ No hedging or pledging, except limited pledging permitted with the prior approval of the Governance and Sustainability Committee
- ✕ No defined benefit plans or special executive retirement plans

We Continue to Meet Our Commitments

Summarized below are our fiscal 2025 commitments, and our follow-through in meeting those commitments.

OUR COMMITMENTS FOR FISCAL 2025	OUR FOLLOW-THROUGH
Maintain a robust shareholder outreach program	✔
Provide more transparency in our executive compensation disclosures, as well as more robust CD&A disclosures	✔
Disclose the target value of equity grants to our NEOs for the completed fiscal year in the CD&A	✔
Maintain robust stock ownership guidelines	✔
Make any one-time awards to NEOs outside of the normal grant cycle (other than new hire awards) a majority performance-based, and only make such grants in exceptional circumstances	✔
Not grant our CEO additional one-time equity awards of any variety with vesting or performance metrics that would overlap with the one-time performance-based restricted stock unit retention award granted to him in June 2023	✔
Make annual equity grants to our NEOs at least 75% performance-based	✔
Require a one year minimum vesting period for all grants to our Chief Executive Officer and other NEOs going forward, and implement a policy to require our Chief Executive Officer and other NEOs to hold all net shares for one year after vesting, subject to a limited exception	✔
Use a performance-based restricted stock unit ("PSU") award design that requires sustained performance over multiple years for any payout	✔
Include a relative TSR modifier to our executive PSU awards	✔
Ensure that ongoing incentive goals are considered challenging with targets set at or above management guidance	✔
For completed performance periods, disclose performance targets compared to actual results and corresponding payout scale	✔
Avoid duplicate performance metrics in our cash incentive plan and PSU awards	✔
Do not make upward discretionary adjustments except for extraordinary circumstances	✔
Include a Corporate Responsibility metric in cash incentive plan to ensure linkage between compensation and our Corporate Responsibility goals	✔

Compensation-Setting Process

Compensation Timeline and Process

The compensation setting timeline and process of our Compensation and People Committee is summarized below.

August

- Review preceding full fiscal year performance and determine results of completed performance periods
- Review and approve annual budget and operating goals for fiscal year
- Set target compensation for fiscal year
- Determine and approve incentive equity awards to NEOs
- Determine and approve cash incentive plan

APPROVE

September-February

- Engage with shareholders and consider shareholder feedback
- Consider results of Say-on-Pay vote
- Review year to date performance to goals
- Review trends in executive compensation and governance
- Engage with independent compensation consultant, including peer group review and analysis of shareholder feedback

EVALUATE

March-April

- Review executive compensation program to ensure that it remains competitive and aligned with shareholder interests
- Engage with management to provide feedback on design of cash incentive plan (measures, targets and payout curves) and annual PSU design (measures, targets and payout curves)
- Engage with independent compensation consultant regarding trends in compensation and governance
- Review year to date performance to goals

MONITOR

May-July

- Review year-to-date performance relating to cash incentive plan and equity awards to goals
- Engage with independent compensation consultant and receive recommendations regarding executive compensation on design of cash incentive plan (measures, targets and payout curves) and annual PSU design (measures, targets and payout curves)
- Preview prior year compensation results and proposed executive compensation design

PREPARE

Roles and Responsibilities

ROLE IN COMPENSATION DETERMINATION PROCESS

Compensation and People Committee	Management	Independent Compensation Consultant
• Review, evaluate and approve the compensation arrangements, plans, policies, and practices for our executives • Oversee and administer cash-based and equity-based compensation plans • Review our executive compensation program, from time to time, to determine whether they are appropriate, properly coordinated, achieve their intended purposes and to make any modifications to existing plans and arrangements or to adopt new plans or arrangements • Retain the services of external advisors, including compensation consultants, legal counsel and other advisors, from time to time, as it sees fit, in connection with carrying out its duties	• Together with our independent compensation consultant, the Chief Executive Officer, and the Chief People Officer, assist the Compensation and People Committee in the execution of its responsibilities by providing information on corporate and individual performance, market data with respect to compensation and management's perspective and recommendations on compensation matters • Chief Executive Officer makes recommendations to the Compensation and People Committee regarding compensation matters, including the compensation of executive officers (other than himself) • Chief Executive Officer participates in meetings of the Compensation and People Committee (other than portions of meetings that involve discussions of his own compensation and executive sessions) • While our Compensation and People Committee solicits the recommendations and proposals of our Chief Executive Officer with respect to compensation-related matters, they are only one factor in our Compensation and People Committee's decision-making process	• Assist the Compensation and People Committee in executing the executive compensation strategy and guiding principles, assessing the current target total direct compensation opportunities of our executive officers, including comparing them against competitive market practices, developing a compensation peer group and advising on executive compensation decisions • Meridian Compensation Partners, a national compensation consulting firm, was retained by the Compensation and People Committee for fiscal 2025 • Our Compensation and People Committee assessed the independence of Meridian Compensation Partners taking into account, among other things, the factors set forth in Exchange Act Rule 10C-1 and the listing standards of Nasdaq and has concluded that no conflict of interest exists with respect to the work that Meridian Compensation Partners performs for our Compensation and People Committee • Meridian Compensation Partners did not provide any services to the Company other than the services provided to our Compensation and People Committee

Use of Competitive Data

To assess the competitiveness of our executive compensation program and to assist in setting compensation levels, at the Compensation and People Committee's request, Meridian Compensation Partners, the committee's independent compensation consultant, compiled market data from a compensation peer group approved by our Compensation and People Committee, and industry surveys, including the Radford Global Technology Executive Compensation Survey. The Compensation and People Committee, with the assistance of Meridian Compensation Partners, then analyzed the market and survey data when making fiscal 2025 compensation decisions.

Competitive Positioning

For fiscal 2025, our Compensation and People Committee continued to compare and analyze our executive compensation program and each component of executive compensation against data from a formal compensation peer group of companies.

In the context of our annual executive compensation review, with assistance from Meridian Compensation Partners and input from management, in February 2024, our Compensation and People Committee reviewed the peer group of publicly-traded technology companies used to provide information regarding compensation practices for fiscal 2024 to determine if any changes were appropriate for use in considering fiscal 2025 pay decisions. In determining which companies to include in the peer group, our Compensation and People Committee considered companies that met some or all of the following criteria:

- had (i) revenue between 0.33 to 3.0 times our revenue, (ii) a market capitalization between 0.33 to 3.0 times our market capitalization, (iii) a market capitalization to revenue ratio greater than 5.0, and (iv) a number of employees between 0.5 to 2.0 times the number of our employees;
- had revenue growth greater than 10% in at least two of the last three years and TSR growth greater than 10% in at least two of the last three years;
- was headquartered on the west coast of the United States, operated in the software industry, and was selected by Institutional Shareholder Services as one of our peer companies; and
- whether we were included in the company's peer group, whether the company provided some cybersecurity services, whether the company's chief executive officer was a founder with an atypical compensation structure, and the company's relevant acquisition activity.

Based on this review, and taking into account Meridian Compensation Partners' review and recommendation, the following changes were made to our peer group for fiscal 2025, with the resulting peer group placing us at the 81st percentile of the peer group on both revenue and market capitalization as of December 31, 2023:

– **Removed**: Gen Digital Inc., VMWare, Inc., Splunk Inc., and Juniper Networks, Inc.

+ **Added**: Adobe Inc. and Synopsys, Inc.

Accordingly, the following publicly-traded companies made up our compensation peer group for fiscal 2025:

Adobe Inc.	CrowdStrike Holdings, Inc.	NetApp, Inc.	Snowflake Inc.
Akamai Technologies, Inc.	Fortinet, Inc.	Paychex, Inc.	SS&C Technologies Holdings, Inc.
Autodesk, Inc.	Intuit Inc.	Roper Technologies, Inc.	Synopsys, Inc.
Cadence Design Systems, Inc.	Keysight Technologies, Inc.	ServiceNow, Inc.	Workday, Inc.

CEO and Other NEO Pay Mix for Fiscal 2025

- Pay for performance is a cornerstone of our compensation philosophy. We balance our **strong pay-for-performance compensation philosophy** – where the vast majority of our Chief Executive Officer and other NEO compensation is at-risk and performance-based – with our **need to recruit, incentivize, and retain** talented executives in a highly competitive market. The result is an executive compensation program that is significantly weighted toward at-risk compensation tied to our financial and operational performance.

The graphs below illustrate the predominance of at-risk and performance-based components of our fiscal 2025 compensation program for our Chief Executive Officer and other NEOs, based on total target annual compensation.

CEO

CEO

2% Base Salary

2% Target Cash Incentives

96% Performance Stock Units (PSU)

98% Performance Based and At-Risk

Average of Other NEOs[1]


All Other NEOs
6%
Base Salary
6%
Target Cash Incentives
88%
Performance Stock Units (PSU)
94%
Performance Based and At-Risk

(1) Mr. Zuk received no equity grant for fiscal 2025 and, as such, approximately 50 percent of Mr. Zuk's target compensation was performance-based in fiscal 2025. Accordingly, Mr. Zuk has been omitted from the analysis in this graphic for presentation purposes.

How We Compensate Our Named Executive Officers

Our Compensation and People Committee focuses on awarding compensation commensurate with the position and responsibilities of our NEOs, including as their responsibilities may change, as well as their performance. Here, we provide further insights into the compensation of our NEOs, including a summary of the rationale for the decisions reached by our Compensation and People Committee.

LEADERSHIP THAT DRIVES OUR STRATEGIC VISION AND GROWTH

Our NEOs have been instrumental in driving our strategic vision, culture, and business trajectory. Since Mr. Arora joined, we have evolved from a single product next-generation firewall company, to a cybersecurity leader across firewall, SASE, cloud security, and security operations, with AI integrated into each of our platforms. As the following shows, our TSR since Mr. Arora become CEO in 2018 significantly outperformed our 2025 compensation peer group and the S&P 500. See "*—Compensation-Setting Process—Competitive Positioning*" for a list of the companies in our 2025 compensation peer group.


450%
400%
350%
300%
250%
200%
150%
100%
50%
0%
June 2018
Nikesh Arora
Appointed CEO
425%
More than 2X Peer Group and S&P 500
199%
153%
7/31/2018
7/31/2025
Palo Alto Networks, Inc.
S&P 500
Compensation Peer Group

Source: S&P Capital IQ, based on the latest closing price as of the beginning of the period and as of July 31, 2025. The compensation peer group TSR for our 2025 compensation peer group is the weighted-average TSR, based on the respective market capitalization of each peer at the beginning of each fiscal year, over the time period, and includes only publicly-traded companies as of such date.

Led by Mr. Arora, we focused on three strategic priorities that proved critical to our success to date: transforming network security, delivering comprehensive cloud native security, and revolutionizing security operations, in each case driving our platformization strategy. Now, when faced with the technological advancements presented by generative and agentic AI, our leadership has again made strategic decisions during fiscal 2025 that the Compensation and People Committee believes position us well for the long-term. Our leadership's successful execution of our strategies has led to the following notable highlights:

- A $66 billion increase in market capitalization since our fiscal year end 2022—an increase of 133%.
- Compound annual growth rates of 19% in revenue and 38% in Non-GAAP EPS, from fiscal year end 2022 through fiscal year end 2025, resulting in impressive totals in revenue of $9.22 billion and in Non-GAAP EPS of $3.34 for fiscal 2025 (please see Appendix A for a reconciliation of GAAP to non-GAAP measures).
- Compound annual growth rates of approximately 43% in NGS ARR and 25% in RPO, from fiscal year end 2022 through fiscal year end 2025, resulting in NGS ARR of $5.58 billion and $15.8 billion of RPO for fiscal 2025.
- Continued to drive innovation with the introduction of many new offerings, including Prisma Access Browser 2.0, new capabilities in SASE and OT security, Prisma AIRS, and Cortex XSIAM 3.0, while supplementing our organic efforts with strategic transactions, such as our Protect AI acquisition to accelerate our AI security offerings, and our proposed acquisition of CyberArk to establish identity security as another major pillar of our platform strategy.

The following graph reflects our one- and three-year TSR percentile rank against our compensation peer group.


Delivering Shareholder Value Creation
1-Year TSR
Palo Alto Networks vs.
Percentiles of Peer Group
35
30
25
20
15
10
5
0
-5
25th Percentile
Palo Alto
Networks, Inc.
49th Percentile
50th Percentile
75th Percentile
3-Year TSR
Palo Alto Networks vs.
Percentiles of Peer Group
160
140
120
100
80
60
40
20
0
25th Percentile
50th Percentile
75th Percentile
Palo Alto Networks, Inc.
96th Percentile

Source: S&P Capital IQ. The beginning and ending stock prices used for calculating TSRs were based on the average of the closing trading prices of each company for the thirty consecutive trading days ending with the last trading day before the beginning of the measurement period and the last trading day of the measurement period, which is July 31, 2025. Using the simple starting and ending closing trading prices would result in our one-year and three-year TSRs relative to our compensation peer group being at the 32nd percentile and 92nd percentile, respectively, due to the decline in our stock price in the final trading days of our fiscal 2025.

Pay-for-Performance Designed to Drive Long-Term Growth

Strategic Alignment with Board-Approved Strategies

Our Compensation and People Committee firmly believe that executive compensation should be closely aligned with our key financial metrics approved by the Board and communicated to investors, and the strategies approved by the Board to drive our long-term growth and deliver value to our shareholders.

Mid-way through fiscal 2024, our Board adopted our accelerated platformization strategy to be a driving force for our long-term success in order to attain our goal of $15 billion in NGS ARR on a standalone basis by our fiscal 2030. As a result, a year ago, our Compensation and People Committee made a number of meaningful changes to our executive compensation programs to align with our business strategies and address shareholder feedback, particularly with regard to the design of our PSUs:

- **Reduced Total Potential Payout**. The maximum realizable pay for all our outstanding executive PSUs was reduced by 33.3%, to 400% of the target payout.
- **Strategically Aligned New Performance Measures**. The financial measures for all remaining performance periods in outstanding executive PSUs were changed to be an equal weighting of NGS ARR and Non-GAAP EPS.
    - **NGS ARR for Growth**. NGS ARR was chosen because it is our key top-line guidance metric in addition to revenue, and represents the return on the investment in next-generation security that will disproportionately drive our growth. We use NGS ARR to assess the strength and trajectory of our business and believe our platformization strategy fuels our NGS ARR growth.
    - **Non-GAAP EPS for Profitability**. Non-GAAP EPS was also chosen and given equal weighing to incentivize a balanced focus on ensuring our growth is sustainable and profitable.

We believe the decision to make these structural enhancements to deeply link pay to the Company's performance has been affirmed by our fiscal 2025 results. Our executives not only delivered robust financial results to outperform and exceed all the Company's full year published guidance metrics, but also remained steadfast in their commitment to innovation across our security platforms, delivering the release of several next-generation security offerings.


Delivering Strong and Profitable Financial Results
Accelerating Next-Generation Security ARR
($ in billions)
$2.95
$4.22
$5.58
FY23
FY24
FY25
Accelerating Total Revenue Growth
($ in billions)
$6.89
$8.03
$9.22
FY23
FY24
FY25
Against Our Peers
Year-over-year
15%
Peers(1)
12%
3-Year CAGR(2)
19%
Peers(1)
13%
Profitability with Non-GAAP EPS(3)
$2.22
$2.84
$3.34
FY23
FY24
FY25
Against Our Peers
Year-over-year
18%
Peers(1)
13%
3-Year CAGR(2)
38%
Peers(1)
16%

(1) Peer data represents the weighted average measure of our 2025 compensation peer group members, based on size of the relevant measure, that were publicly traded as of July 31, 2025, with a comparable measure reported for the peer's last fiscal year end. Synopsys, Inc. has been excluded from the results shown for our compensation peer group because its divestiture of its Software Integrity business that occurred during the measurement periods reflected would lead to results not being comparable.

(2) Represents the compound annual growth rates over each company's last three fiscal years for the relevant measure if reported throughout the measurement period, and based on a weighted average basis, based on the size of the relevant measure.

(3) Please refer to Appendix A for a reconciliation of GAAP to non-GAAP measures for the Company.

Continuous Innovation to Transform and Accelerate our Strategy

Network Security

- **OT Security** - introduced new features, powered by Precision AI™ to help safeguard all operational technology (OT) environments
- **Prisma SASE** - added new advanced features, such as endpoint data loss prevention, to provide practice measures against insider threats, and Prisma SASE 5G to secure 5G connectivity
- **Prisma Access Browser 2.0** - the worlds first SASE-native secure browser added new capabilities designed to secure generative AI usage, improve user experience and enhance operational resilience in a modern workplace
- **Prisma AIRS** - a comprehensive AI security platform designed to protect the entire enterprise AI ecosystem—AI apps, agents, models, and data—that we believe will be accelerated by our acquisition of Protect AI

Security Operations and Cloud Security

- **Cortex XSIAM 3.0** - enabling customers to stop attacks at scale using AI-driven threat defense with Cortex Exposure Management and Advanced Email Security
- **Cortex Cloud** - introduced the next version of Prisma Cloud to natively bring together its leading cloud native application protection platform (CNAPP) and cloud detection and response (CDR) capability on a unified Cortex platform.

Rigorous Performance Targets to Ensure Shareholder Value Creation Drives Executive Compensation

Tying Company strategic and financial goals to executive compensation is only one aspect of our commitment to pay-for-performance. We also demand and reward the achievement of aggressive performance targets.

Our executive team has consistently driven operational excellence and impressive business and financial results over a sustained period of time, and we operate in a intensely competitive environment for high-caliber talent that is currently facing a significant inflection point brought about by the emergency of generative and agentic AI. Accordingly, our Compensation and People Committee currently believes offering a maximum realizable pay under of PSUs of 400% is appropriate to ensure stability among our executives as we navigate the AI era.

At the same time, the Compensation and People Committee combines this design element with setting aggressive performance targets that link above-target payout to meaningful outperformance of our financial goals. As the following graph demonstrates, the Compensation and People Committee has been rigorous in its goal setting for our long-term equity incentive compensation program to provide that our executives are adequately rewarded for strong performance, but only meaningful and sustained outperformance can result in attaining significantly above target payouts. The result is that our executive compensation is directly and meaningful linked to rigorous performance targets that seek to ensure that significant compensation is paid only when significant shareholder value creation occurs.

In addition, for fiscal 2026, our Compensation and People Committee has made further refinements to the long-term equity incentive compensation program, focused on setting even more ambitious performance targets. See the section titled "*—Fiscal 2026 Compensation Decisions*" for more information about the changes made.

PSU TOTAL PAYOUTS FOR RECENT COMPLETED PSU PERFORMANCE PERIODS(1)


400%
300%
200%
100%
0%
Total Payout Percentage
154%
273%
FY22 PSU
FY23 PSU
Actual Payout Percentage
Maximum Potential Payout

PSU CURRENT TRACKING FOR COMPLETED FINANCIAL PERFORMANCE PERIODS(2)


300%
250%
200%
150%
100%
50%
0%
Financial Measure Achievement Percentage
108%
216%
FY24 PSU
FY25 PSU
Average Financial Measure Achievement to Date
Maximum Potential Achievement for Financial Measures

(1) "FY22 PSUs" represents the actual payout percentage relative to the target amount of PSUs based on the three-year average achievement of 102.7% for the financial performance measure, which was year-over-year revenue growth for each year, and a 1.5x relative Total Shareholder Return ("rTSR") modifier, as a result of a TSR percentile rank at the 98th percentile relative to the S&P 500. The maximum possible payout for the fiscal 2022 PSUs was 300%. "FY23 PSUs" represents the actual payout percentage relative to the target amount of PSUs based on the three-year average achievement of approximately 136% for the financial performance measures, and a 2.0x rTSR modifier, as a result of a TSR percentile rank at approximately the 93rd percentile relative to the S&P 500. See "*—Long-Term Equity Compensation—Fiscal 2023 PSUs Financial Performance Results*" for more information regarding the fiscal 2023 PSUs.

(2) "FY24 PSUs" and "FY25 PSUs" each represent the results of the financial performance measures through fiscal year end 2025, which is an average of 108% for two completed fiscal years of the fiscal 2024 PSUs, and an average of 216% for one completed fiscal year of the fiscal 2025 PSUs, respectively, relative to the 300% maximum potential achievement for the financial performance measures. The maximum payout potential under the terms of the fiscal 2024 and fiscal 2025 PSUs is 400%; however, we have not provided or incorporated an estimate for the rTSR modifier because it is measured over the full three-year performance period. See "*—Long-Term Equity Compensation—Fiscal 2024 PSU Performance Through Fiscal 2025*," for more information on the fiscal 2024 PSUs, and "*—Long-Term Equity Compensation—Fiscal 2025 Equity Compensation*" for more information on the terms of the fiscal 2025 PSUs.

As reflected above for the fiscal 2022 PSUs and fiscal 2023 PSUs, even with an average financial measure achievement above 100% over the three-year performance period and attaining a maximum rTSR modifier for each PSU as a result of the Company outperforming over 90% of the S&P 500 over each three-year period, the fiscal 2022 PSUs only attained approximately 51% of its maximum potential payout and the fiscal 2023 PSUs only attained approximately 68% of its maximum potential payout. Further, the completed fiscal years in the fiscal 2024 PSUs and the fiscal 2025 PSUs are trending at approximately 36% and 72%, respectively, of the maximum potential achievement for the financial performance measures, primarily driven by our outperformance in fiscal 2025. Over this same period of time, we have delivered approximately $77 billion of shareholder value (an increase of approximately 198%), as measured by increase in market capitalization from the end of our fiscal 2021 through the end of our fiscal 2025.

Fiscal 2025 Executive Compensation Program

Our executive compensation programs are tied to the Company's financial and operational performance, support our commitment to good compensation governance, and provide market-based opportunities to attract, retain and motivate our executives in an intensely competitive market for qualified talent.

FISCAL 2025 PROGRAM HIGHLIGHTS

- No base salary or target annual incentive opportunity increases in fiscal 2025 for our NEOs
- Equity compensation granted in fiscal 2025 was 100% performance-based PSUs
- Reduced maximum potential payout of PSU awards by 33.3% to 400% of the target payout
- Updated PSU design to add a second financial measure and align the financial measures with our business strategy, combined with aggressive performance target setting
- Clearly defined cash incentive plan performance thresholds so that if the performance of either financial performance measure is more than 10% below its respective target for fiscal 2025, then there will be no funding our payout of the cash incentive plan
- CEO target compensation at the 87th percentile of our compensation peer group in fiscal 2025, down from the 91st percentile in fiscal 2024, while maintaining rigorous performance requirements for target payout
- Outperformance resulted in: (i) 120% achievement for our NEOs under the cash incentive plan; and (ii) with respect to the PSUs granted to our NEOs in fiscal 2023, fiscal 2024, and fiscal 2025, a 216% achievement relative to the fiscal 2025 targets for the financial measures NGS ARR and non-GAAP EPS

Compensation Decision Making Framework

In designing the executive compensation program for fiscal 2025, our Compensation and People Committee sought and received advice from our independent compensation consultant, Meridian Compensation Partners. Based on this advice and in consultation with Meridian Compensation Partners, the Compensation and People Committee followed a framework that provided our executive compensation program was designed in a structured and objective manner and ensured target compensation levels reflect our pay-for-performance philosophy, aligned compensation with our shareholders' interests, motivated our executives, was competitive, and reflected our shareholders' input and compensation best practices. This framework consists of the following elements; however, our Compensation and People Committee does not apply a formula or assign relative weights to specific elements:

- **Financial Performance**. Our fiscal 2024 financial and operation results measured against plan and consensus estimates on key financial measures.
- **Shareholder Returns.** Our one-year, two-year, and three-year TSR performance relative to our compensation peer group.
- **Strategic Objectives.** Our fiscal 2024 performance measured against our strategic objectives.
- **Individual Performance Assessment.** A performance assessment by the Board for our Chief Executive Officer, and by our Chief Executive Officer for the other executive officers, including other NEOs.

	Financial Performance	Shareholder Returns	Strategic Objectives	Performance Assessment	Other Considerations
Decision Making Inputs					
For CEO	Fiscal 2024 results vs. plan and consensus on key financial measures	One-, two-, and three-year TSR performative relative to peers and S&P 500	Company performance against fiscal 2024 strategic objectives	As determined by Board	• Say on Pay • Retention and competitive market conditions • Long-term goals • Tenure / time in role • Role criticality
For Other Executives				As determined by CEO	

Elements of Compensation

The following table lists the pay elements of our fiscal 2025 programs and the purpose they served:

	Pay Element	Purpose	Performance Period	Performance Metric
Fixed Pay	**Base Salary**	Designed to be market-competitive and attract and retain talent	N/A	N/A
At Risk Pay	**Annual Cash Incentive Opportunity**	Incentivize achievement of near-term financial and operational objectives, consistent with longer-term goals	Annual	• Revenue for fiscal 2025 • Organic operating margin for fiscal 2025 • Corporate responsibility modifier
At Risk Pay	**Performance-Based Restricted Stock Units (PSU)**	Reward long-term profitability and superior long-term performance relative to peers Create alignment with shareholders Facilitate executive retention	Three years	• Average of NGS ARR and Non-GAAP EPS for fiscal 2025, 2026, and 2027 • TSR of the Company relative to the S&P 500 (the "relative TSR" or "rTSR") for fiscal 2025 through 2027

Fiscal 2025 Executive Compensation Program Components

Base Salary

Base salary is the primary fixed component of our executive compensation program. We use base salary to compensate our executive officers for services rendered during the fiscal year and to ensure that we remain competitive in attracting and retaining executive talent.

Generally, we establish the initial base salaries of our executive officers through arm's-length negotiation at the time of hire taking into account his or her position, qualifications, experience, prior salary level, and the base salaries of our other executive officers. Thereafter, our Compensation and People Committee reviews the base salaries of each NEO annually and makes adjustments, if any, as it determines to be reasonable and necessary in line with the factors described above under "*—Compensation-Setting Process—Compensation Timeline and Process*" and "*—Compensation Decision Making Framework.*" In August 2024, our Compensation and People Committee reviewed the base salaries of our NEOs, taking into consideration a competitive market analysis performed by its compensation consultant and the elements of its decision making framework, and determined to not make any adjustments to base salaries for fiscal 2025.

NO INCREASE IN BASE SALARY FOR ANY NEO IN FISCAL 2025.

The table below shows the base salary for each NEO for fiscal 2025 and fiscal 2024.

Name	Base Salary End of Fiscal 2024	Base Salary End of Fiscal 2025	Percentage Change
Mr. Arora	$1,000,000	$1,000,000	— %
Mr. Golechha	$ 600,000	$ 600,000	— %
Mr. Jenkins	$ 750,000	$ 750,000	— %
Mr. Klarich	$ 550,000	$ 550,000	— %
Mr. Zuk[(1)]	₪ 1,482,000	$ 430,000	— %

(1) Mr. Zuk did not receive any increase to his base salary in fiscal 2025. For fiscal 2024, Mr. Zuk was a resident of Israel and compensated in Israeli New Shekels with a base salary of ₪1,482,000. Mr. Zuk's target base salary for fiscal 2025 remained ₪1,482,000 while he was a resident of Israel during the fiscal year. When Mr. Zuk permanently relocated to the United States in July 2025, he was provided the same target base salary in U.S. dollars that was his last base salary in the United States before his relocation to Israel in August 2020, which is reflected in the table above.

Annual Cash Incentive Compensation

We use annual cash incentive compensation to motivate our NEOs to achieve our annual financial and operational objectives, while making progress towards our longer-term strategic and growth goals. Generally, we establish the target annual cash incentive compensation opportunities of our executive officers through arm's-length negotiation at the time of hire taking into account his or her position, qualifications, experience, prior target annual cash incentive compensation opportunity, and the target annual cash incentive compensation opportunities of our other executive officers. Thereafter, our Compensation and People Committee reviews the target annual cash incentive compensation opportunities of each NEO annually and makes adjustments, if any, as it determines to be reasonable and necessary in line with the factors described above under "*—Compensation-Setting Process—Compensation Timeline and Process*" and "*—Compensation Decision Making Framework.*"

Fiscal 2025 Cash Incentive Plan

Our Compensation and People Committee adopted a cash incentive plan for fiscal 2025 to cover all employees that are not paid sales incentive payments, including our NEOs, and approved the target levels for the annual financial objectives that were challenging and required substantial skill and effort on the part of senior management to achieve.

As illustrated in the graphic below, payouts under the cash incentive plan for our NEOs are based on a target award multiplied by a factor based on the achievement of two financial performance measures—annual revenue and annual organic operating margin—which are defined further below. Payouts of up to 100% of the target cash incentive compensation opportunities are made on a semi-annual basis. The total potential payouts under the cash incentive plan to all participants were capped at 150% of the target annual amounts for the entire year, before application of the Corporate Responsibility modifier. The payout can be increased or decreased by up to ten percent, based on measured progress toward certain Corporate Responsibility goals set by the Compensation and People Committee at the beginning of the fiscal year. A key change made for the fiscal 2025 cash incentive plan is clearly defining the performance thresholds so that if the performance of either financial performance measure is more than 10% below its respective target for fiscal 2025, then there will be no funding our payout of the cash incentive plan.

Depending on achievement of the factors, annual cash incentive payouts for our NEOs can range from 0% to 165% of the target amount after application of the Corporate Responsibility modifier.


Target Award
x
Financial Performance Measures Achievement vs. Target
x
Corporate Responsibility Modifier
=
Payment Amount
Annual Revenue
Annual Organic Operating Margin
-10%
0%
+10%
0%
Payout Range
165%

Financial Performance Measures

For fiscal 2025, our Compensation and People Committee selected annual revenue and annual organic operating margin as the corporate performance measures.

Corporate Performance Metric	What It Is	Why It's Important
Annual revenue	Fiscal 2025 revenue as reported in our Annual Report on Form 10-K	Revenue is an important growth metric and a key topline metric that is directly tied to shareholder value creation
Annual organic operating margin	Fiscal 2025 non-GAAP operating margin, excluding the effects of acquisitions and dispositions in fiscal 2025 and bonus payout in excess of 100% of the target cash incentive under our cash incentive plan	This profitability measure is tied to management performance and profit we generate for shareholders

- **Design.** To provide an incentive to management to make appropriate trade off decisions between balancing investments in growth and profitability.
- **Pay and Performance Relationship.** Potential payouts under the incentive cash compensation plan were based on a set of curves representing different performance levels for organic operating margin and revenue. The curves were designed with hurdles for each achievement level, rather than linear interpolation, to require significant outperformance above each curve to move to the next payout performance level. Our Compensation and People Committee believes that this ensures that a payout at any level above target requires meaningful outperformance of our goals. Performance below the threshold performance goal for either performance metric, which is a missing a target by more than 10%, results in 0% of target payout, and performance above the maximum curve results in a formulaic payment maximum of 150% (before application of the Corporate Responsibility modifier) regardless of the level of outperformance.
- **Target Setting.** Our fiscal 2025 operating plan approved in August 2024, which was used to set the incentive plan targets, provided revenue and organic operating margin targets. Performance at the high end of the targets was required for an above 100% payout.
- **Difficulty of Achieving Targets.** The fiscal 2025 target for revenue represented growth of approximately 13.5% above the prior year revenue, which we believe is set at an appropriate level of stretch performance based on our internal financial projections, the macroeconomic environment, and our full year guidance published for fiscal 2025 revenue in August 2024.



The graph below contains the curves used to determine payouts in the fiscal 2025 cash incentive plan.

Fiscal 2025 Cash Incentive Plan Measures, Curves and Payout


600 bps
500 bps
400 bps
300 bps
200 bps
100 bps
0 bps
-100 bps
-200 bps
-300 bps
-400 bps
-500 bps
FY25 Organic Operating Margin
95%
98%
100%
103%
105%
FY25 Revenue as a Percent of Plan
FY25 Actual**
FY25 Target*
150%
140%
130%
120%
110%
100%
90%
80%
70%
60%
50%
0%
Funding as a Percent of Target

	FY25 Thresholds	FY25 Targets*	FY25 Actual**	FY25 Payout
Revenue	$8,201M	$9,112M	$9,222M	**120% of Target**
Organic Operating Margin[1]	25%	27.8%	29.1%	

(1) The calculation of organic operating margin is provided in Appendix A to this Proxy Statement.

Corporate Responsibility Modifier

To ensure a link between executive compensation and our Corporate Responsibility goals, we included a Corporate Responsibility modifier for our NEOs in the fiscal 2025 cash incentive plan, which could adjust the payout level resulting from the financial performance measures described in the prior section up or down by up to 10% based on the Company's results measured against a scorecard with climate, human capital, and compliance measures. When adopted in August 2024, the Corporate Responsibility modifier included a scorecard measure for inclusion and diversity. In May 2025, we reevaluated our Corporate Responsibility strategies and, as a result, the Compensation and People Committee decided to remove the inclusion and diversity scorecard measure.

For fiscal 2025, no adjustments to our NEOs' calculated payouts under the cash incentive plan were made as a result of the Corporate Responsibility modifier, and our Compensation and People Committee made no discretionary changes to cash incentive plan payouts.

The following table sets forth the fiscal 2025 scorecard measures and results related to the Corporate Responsibility modifier to our fiscal 2025 cash incentive plan.

<table>
<tr><th></th><th></th><th>FY25 Corporate Responsibility Scorecard Measures</th><th>FY25 Results</th></tr>
<tr><td rowspan="4">Corporate Responsibility Modifier
(90% to 110%)</td><td>Climate</td><td>1. FY25 progress towards our climate commitments</td><td>On Target
• Maintained 100% renewable energy procurement for HQ (largest real estate footprint for Scope 2 emissions)
• Maintained CDP "Supplier Engagement Assessment A-List" and MSCI Environment category score of ten (out of ten)</td></tr>
<tr><td>Human Capital Practices</td><td>2. Employee engagement</td><td>On Target
• Recognition of our human capital practices via 45 public accolades
• Maintained 91% CEO Approval rating on Glassdoor
• eNPS score of 24, +9 points above industry benchmarks, highlighting relative strength compared to other companies</td></tr>
<tr><td>Compliance</td><td>3. Corporate Sustainability Reporting Directive (CSRD) readiness</td><td>On Target
• Entity scoping and value chain mapping complete
• Double materiality assessment (financial and impact) complete
• Preliminary material topics identified</td></tr>
<tr><td colspan="3">• Compensation and People Committee assessment is objectively based on the totality of fiscal 2025 results on the scorecard
• After careful consideration of our Corporate Responsibility strategies, the Compensation and People Committee decided to remove an inclusion and diversity scorecard measure in May 2025
• Compensation and People Committee determined there would be no adjustment to the fiscal 2025 cash incentive plan based on fiscal 2025 results for the Corporate Responsibility modifier</td></tr>
</table>

Target Annual Incentive Compensation Opportunities

As in prior years, the target annual cash incentive compensation opportunities for our NEOs were expressed as a percentage of their respective base salaries. In August 2024, our Compensation and People Committee reviewed the target annual cash incentive compensation percentages for our NEOs, taking into consideration a competitive market analysis performed by its compensation consultant and the elements of its decision making framework, and determined to not make any adjustments for fiscal 2025.

NO INCREASE IN TARGET ANNUAL CASH INCENTIVE COMPENSATION FOR ANY NEO IN FISCAL 2025

The following table shows the target annual cash incentive compensation percentage for fiscal 2025 and the corresponding target and maximum dollar values. No changes were made from fiscal 2024.

Name	Target Annual Incentive Compensation Opportunity (as a % of base salary) at end of Fiscal 2025	Fiscal 2025 Target Annual Incentive Compensation Opportunity	Fiscal 2025 Maximum Annual Incentive Compensation Opportunity
Mr. Arora	100%	$1,000,000	$1,650,000
Mr. Golechha	100%	$ 600,000	$ 990,000
Mr. Jenkins	100%	$ 750,000	$ 1,237,500
Mr. Klarich	100%	$ 550,000	$ 907,500
Mr. Zuk[(1)]	100%	$ 430,000	$ 709,500

(1) The amounts reflected for Mr. Zuk reflect those in effect as of the end of fiscal 2025. Mr. Zuk did not receive any increase to his target annual cash incentive compensation opportunity in fiscal 2025. For fiscal 2024, Mr. Zuk was a resident of Israel and compensated in Israeli New Shekels with a base salary of ₪1,482,000 and a target annual cash incentive opportunity of 100% of his base salary. This remained unchanged for fiscal 2025 while he was a resident of Israel during the fiscal year. When Mr. Zuk permanently relocated to the United States in July 2025, he was provided the same target base salary in U.S. dollars that was his last base salary in the United States before relocating to Israel in August 2020, which is reflected in the section "—*Base Salary*", and the same target annual cash incentive compensation opportunity of 100% of his base salary, which is reflected in the table above.

LONG-TERM EQUITY COMPENSATION

Our long-term equity compensation is designed on the basis of our pay-for-performance philosophy, directly tying Company strategic and financial goals to compensation, rewarding strong performance and motivating outperformance with aggressive targets, to drive robust long-term performance for our Company and value creation for shareholders.

Over the past five years, 100% of the long-term equity compensation granted to our NEOs was performance-based (aside from Mr. Jenkins's new hire RSU award).


100%

To ensure our executive compensation program continues to align with the Company's long-term performance objectives and strategies and incorporating shareholder feedback, our Compensation and People Committee implemented key changes to our long-term equity compensation program in fiscal 2025:

- **Decreased Maximum Payout**. Maximum payout opportunity for the fiscal 2025 PSUs was set at 400% of target payout, and the maximum payout opportunity for the fiscal 2023 and fiscal 2024 PSUs was reduced by 33%, from 600% to 400% of target payout.
- **New Performance Measures**. Adopted an equal weighting of NGS ARR and Non-GAAP EPS as the new financial performance measures, in place of annual billings growth, and aligned all remaining performance periods for the fiscal 2023 and fiscal 2024 PSUs to utilize the new financial measures. NGS ARR was adopted because it is one of the Company's key performance metrics, our key top line metric in addition to revenue, and is aligned to our platformization strategy, which will be a key driver toward our long-term strategic goals. Non-GAAP EPS was adopted to ensure that our growth is balanced, not overly weighted to the top-line, and profitable. Given the Company's shift in strategy during fiscal 2024, billings ceased to be a key indicator of the Company's long-term performance and growth. In addition, there were inherent limitations in using billings to evaluate our operating results as the variability in payment terms may cause fluctuation in billings. Accordingly, beginning in the first fiscal quarter of 2025, billings ceased being a key financial metric for the Company and is no longer reported by the Company.
- **Rigorous Performance Goals**. Remained rigorous in setting ambitious performance goals to achieve target payout in long-term equity awards each year. Only meaningful and sustained outperformance can result in above target payouts, ensuring that compensation is paid only when significant shareholder value creation occurs.

FISCAL 2025 EQUITY COMPENSATION

100% OF EQUITY GRANTED TO NEOs IN FISCAL 2025 WAS PERFORMANCE-BASED

In fiscal 2025, 100% of the annual equity awards granted to our NEOs are PSUs, resulting in all such compensation being at risk and performance-based. The Compensation and People Committee determined the size of the awards based on the sustained strong performance, leadership skills and valuable contributions to the Company of our NEOs over their tenure and, particularly, fiscal 2024.

To determine the size of the fiscal 2025 PSU awards, the Compensation and People Committee utilized the framework developed in partnership with its independent compensation consultant to identify objective factors that should be considered in determining the size of any compensation. In addition, the Compensation and People Committee considered the performance of each NEO, including the CEO's recommendation with respect to NEOs other than himself, to determine the appropriate fiscal 2025 target compensation levels. More information about this process and the framework utilized can be found under "*—Compensation-Setting Process*" and "*—Compensation Decision Making Framework*" above.

The following table shows the target value of PSU grants made to our NEOs in fiscal 2024 and fiscal 2025. The actual target number of shares subject to the fiscal 2025 PSUs was determined based on the trailing 14-calendar day average closing price of our common stock as of, and inclusive of, the date of grant, rounded down to the nearest whole share.

Name	Targeted Value for PSUs Granted for fiscal 2024 ($)	Targeted Value for PSUs Granted in fiscal 2025[1] ($)	Percentage change (%)
Mr. Arora	40,000,000	44,000,000	10
Mr. Golechha	10,000,000	13,000,000	30
Mr. Jenkins	10,000,000	13,000,000	30
Mr. Klarich	7,500,000	5,000,000	-33
Mr. Zuk[2]	8,000,000	—	-100

(1) The target value for PSUs granted in fiscal 2025 does not align with amounts reflected for 2025 in the Stock Awards column of the Summary Compensation Table due to accounting valuation methodologies. For more information, see "*—Variation Between Fiscal 2025 Equity Award Values and Equity Compensation Reported in Summary Compensation Table*" below.

(2) Mr. Zuk did not receive an equity grant for fiscal 2025.

FISCAL 2025 PSU DESIGN

The fiscal 2025 PSUs have a three-year performance period spanning the Company's fiscal years 2025, 2026, and 2027. Performance targets for the financial performance measures are established by the Compensation and People Committee at the beginning of each fiscal year, and the relative TSR modifier is measured over all three years of the performance period.

The Compensation and People Committee determined that continuing our design of a three-year measurement period for the relative TSR modifier and three one-year measurement periods for the financial performance measures is best aligned with our pay-for-performance philosophy. The Compensation and People Committee believes that setting the financial targets annually is the best means to ensure a sustained high level of performance through setting appropriately aggressive performance targets each year, informed by the Company's annual financial plan and strategic vision. In this manner, it can set appropriate stretch goals each year that only provide above target payouts for meaningful outperformance, as opposed to setting an inflexible three-year measurement period for the financial performance measures. Such a three-year measurement period for the financial performance measures may not be able to account for changes in business strategies and Board priorities, which may change on a year-to-year basis, particularly in times where our industry may be experiencing a significant inflection point (such as the present climate driven by the rapid adoption of generative and agentic AI).

Subject to a maximum of 400% of the target PSUs, the number of PSUs that become eligible to vest (the "Eligible PSUs") is based on the product of the following (with the result rounded down to the nearest whole share): (i) the target number of PSUs; (ii) the average of achievement percentages for the two financial measures—NGS ARR and annual Non-GAAP EPS—for each year within the performance period; and (iii) the rTSR modifier over the full three-year performance period. The following chart illustrates how the two financial performance measures and rTSR modifier contribute to the PSU achievement level for the fiscal 2025 PSUs. Linear interpolation is used to determine the final achievement percentages and rTSR modifier between any of the levels represented below.

Target Number of PSUs Granted x Average of achievement percentages x rTSR modifier = PSU Achievement Level

Annual NGS ARR	Achievement Percentage	Annual Non-GAAP EPS	Achievement Percentage	rTSR percentile rank within S&P 500 TSRs over the three-year performance period[1]	rTSR modifier	PSU Achievement Level	PSU Achievement Level (as a Percentage of Target Award)
≥ $300 million above target	300%	≥ 110% of target	300%	≥ 90th percentile	2.0x	Maximum	400%
= $150 million above target	200%	= 105% of target	200%	= 75th percentile	1.5x	High	300%
= target	100%	= target	100%	= 50th percentile	1.0x	Target	100%
= $150 million below target	50%	= 95% of target	50%	≤ 25th percentile	0.75x	Low	37.5%
≤ $300 million below target	0%	≤ 90% of target	0%			<Threshold	0%

(1) If the Company's TSR for a period is at least 0%, then the rTSR modifier will be equal to the actual resulting rTSR modifier. However, if the Company's TSR is less than 0%, then the rTSR modifier will be the lower of the resulting rTSR modifier and 100% of target.

Calculation Methodologies

- **Financial Performance Measures**
  - **NGS ARR** is the Company's annual recurring revenue for its Next-Generation Security business, as of the last day of the relevant fiscal year. Palo Alto Networks defines ARR associated with Next-Generation Security as the annualized allocated revenue of all active contracts as of the final day of the reporting period related to all product, subscription, and support offerings, excluding revenue from hardware products, and legacy attached subscriptions, support offerings and professional services.
  - **Annual Non-GAAP EPS** is the Company's non-GAAP net income per diluted share, calculated in a manner consistent with the calculation of the target Non-GAAP EPS for such fiscal year, as adjusted to exclude the impact of merger and acquisition transactions consummated in the relevant fiscal year (except to the extent such a transaction is taken into account by the Compensation and People Committee when establishing the target Non-GAAP EPS for the relevant fiscal year).
- **rTSR Modifier** is calculated based on the TSR of the Company over the three-year performance period relative to the TSRs of the indexed companies over the same period. The indexed companies are those that are a component of the S&P 500 Index on both the last day of the performance period and the first day of the performance period. The beginning and ending stock prices used to determine TSRs over the performance period is calculated based on the average of the closing trading prices of the relevant company for the thirty consecutive trading days ending with the last trading day before the beginning of the performance period (for the beginning price) and the last trading day of the performance period (for the ending price).
- **Linear Interpolation** is used to determine the achievement percentage for each financial performance measure and the rTSR modifier to the extent the actual resulting NGS ARR, Non-GAAP EPS, or rTSR percentile rank for a performance period is between any of the thresholds shown above.

FISCAL 2025 ACHIEVEMENT FOR FISCAL 2025 PSUs

The following table shows both the achievement percentage of 216% for the fiscal 2025 performance period of the fiscal 2025 PSUs, as determined by our Compensation and People Committee, based on our actual NGS ARR and Non-GAAP EPS in fiscal 2025, and the structure of the fiscal 2025 PSUs over the three-year performance period.

Executive PSU Program | Fiscal 2025 PSU Award

	Measure Type	FY25	FY26	FY27
FY25 PSU Grant (Made August 2024)	Financial Metrics	**NGS ARR ($B)** Target: $5.34 Actual: $5.58 **Non-GAAP EPS*** Target: $3.16 Actual: $3.34 **Achievement:** 216%	Average of NGS ARR vs. Target and Non-GAAP EPS vs. Target	Average of NGS ARR vs. Target and Non-GAAP EPS vs. Target
	Relative TSR	**Three-Year Relative TSR vs S&P 500**		

Final Payout = Average of Annual Financial Measure Achievements
X
Relative TSR Modifier
(with final payout capped at a maximum of 400% of target PSUs)

Start and End of Performance Period

*See Appendix A for a reconciliation of GAAP to non-GAAP metrics and other information

FISCAL 2024 PSU PERFORMANCE THROUGH FISCAL 2025

The fiscal 2024 PSUs have a three-year performance period spanning the Company's fiscal years 2024, 2025, and 2026. Performance targets for the financial performance measures are established by the Compensation and People Committee at the beginning of each fiscal year, and the relative TSR modifier is measured over all three years of the performance period. As described in the introduction to this section titled "*—Long-Term Equity Compensation*", at the beginning of fiscal 2025, certain changes were implemented to the fiscal 2024 PSUs:

- The maximum target payout for the fiscal 2024 PSUs was reduced to 400%, a reduction of 33.3%, consistent with the design for the fiscal 2025 PSUs.
- The financial performance measures for the remaining performance periods under the fiscal 2024 PSUs were aligned to the design for the fiscal 2025 PSUs. Accordingly, the financial performance measure for fiscal 2024 remained year-over-year billings growth, while the financial performance measures for fiscal 2025 and fiscal 2026 are an average of the achievement of our NGS ARR and annual Non-GAAP EPS.

The calculation for each of NGS ARR, Non-GAAP EPS, and the rTSR modifier for the fiscal 2024 PSUs is determined in the same manner as described in the section above titled "*—Fiscal 2025 PSU Design.*"

The number of PSUs that ultimately vest will be equal to the product of (i) the target number of PSUs, (ii) the average of the achievement percentages for the financial measures for each fiscal year in the performance period, and (iii) the rTSR modifier as measured over the three-year performance period, as shown below.

Target Number of PSUs Granted	X	**Average of Annual Financial Measure Achievements**			X	**FY24-FY26**	=	Number of PSUs Vested
		FY24	**FY25**	**FY26**		rTSR Modifier		
		Year-over-Year Billings Growth vs. Target	Average of NGS ARR vs. Target and Non-GAAP EPS vs. Target	Average of NGS ARR vs. Target and Non-GAAP EPS vs. Target				

The following table shows the full fiscal 2024 PSU structure as well as the achievement percentage for the financial measures, as determined by our Compensation and People Committee, based on the achievement of those financial measures relative to their respective targets in fiscal 2024 and fiscal 2025.



Executive PSU Program | Fiscal 2024 PSU Award
Measure Type
FY24
FY25
FY26
FY24 Grant (Made August 2023)
Financial Measures
Billings Growth*
Target: 17.9%
Actual: 11.0%
Achievement: 0%
NGS ARR ($B)
Target: $5.34
Actual: $5.58
Non-GAAP EPS*
Target: $3.16
Actual: $3.34
Achievement: 216%
Average of NGS ARR vs. Target and Non-GAAP EPS vs. Target
Relative TSR
Three-Year Relative TSR vs S&P 500
Final Payout = Average of Annual Financial Metric Payouts
X
Relative TSR Modifier
(with final payout capped at a maximum of 400% of target PSUs)
Start and End of Performance Period

*See Appendix A for a reconciliation of GAAP to non-GAAP metrics and other information

FISCAL 2023 PSUs FINAL PERFORMANCE RESULTS

The fiscal 2023 PSUs have a three-year performance period spanning the Company's fiscal years 2023, 2024, and 2025. Performance targets for the financial performance measures were established by the Compensation and People Committee at the beginning of each fiscal year, and the relative TSR modifier was measured over all three years of the performance period. In fiscal 2025, the same changes that were made to the fiscal 2024 PSUs regarding the maximum payout potential and the financial performance measures utilized for the remaining performance periods were also adopted with respect to the fiscal 2023 PSUs. For more information please see the sections titled "*—Long-Term Equity Compensation*" and "*—Fiscal 2024 PSU Performance Through Fiscal 2025*."

The calculation for each of NGS ARR, Non-GAAP EPS, and the rTSR modifier for the fiscal 2024 PSUs is determined in the same manner as described in the section above titled "*—Fiscal 2025 PSU Design*." The number of PSUs that ultimately vest for the fiscal 2023 PSUs is equal to the product of (i) the target number of PSUs, (ii) the average of the achievement percentages for the financial measures for each fiscal year in the performance period, and (iii) the rTSR modifier as measured over the three-year performance period, as shown below.



Target Number of PSUs Granted
X
Average of Annual Financial Measure Achievements
FY23
Year-over-Year Billings Growth vs. Target
FY24
Year-over-Year Billings Growth vs. Target
FY25
Average of NGS ARR vs. Target and Non-GAAP EPS vs. Target
X
FY23-FY25
rTSR Modifier
=
Number of PSUs Vested

The following charts show the final achievement of our fiscal 2023 PSUs granted to our NEOs as determined by our Compensation and People Committee, based on the following:

- **Financial Performance Measures:** An approximate 136% average achievement for the financial measures, with each year's determined as follows:

- Fiscal 2023: 193% achievement based on year-over-year billings growth of 23.1% relative to a target of 20%;
- Fiscal 2024: 0% achievement based on year-over-year billings growth of 11% relative to a target of 17.9%; and
- Fiscal 2025: 216% achievement based on an average of the achievements of actual NGS ARR of $5.58 billion relative to a target of $5.34 billion, and actual Non-GAAP EPS of $3.34 relative to a target of $3.16.
- See Appendix A for a reconciliation of GAAP to non-GAAP metrics and other information.

- **rTSR:** A rTSR modifier of 2.0x was determined based on our relative TSR over the three-year performance period ending on July 31, 2025 measured against the S&P 500 being at the 93rd percentile.
- **Total Final Payout:** Approximately 273% of target PSUs granted.

Average of the Three-Year Performance Achievements for Financial Measures


150%
120%
90%
60%
30%
0%
136%
Performance Achievement

rTSR Modifier


93rd percentile
90th
75th
50th
25th
2.00x
1.50x
1.00x
0.75x
Percentile
rTSR Modifier

OUR APPROACH TO ONE-TIME AWARDS TO NEOs

The Compensation and People Committee believes it may be necessary from time-to-time to make one-time awards outside of the normal grant cycle in certain circumstances, primarily to attract new executives, internally promote an executive or counter an external competing offer to one of our existing executives for retention purposes.

In considering these awards, the Compensation and People Committee follows the following principles:

- For new hire awards, time-vested equity should compensate the executive for a portion of the unvested equity they would forfeit from their current role or forgo from a competing offer. Any additional upside should be delivered through performance-based equity, such that a majority of the total equity value is performance-based.
- For promotion and retention awards, the majority of the award should be performance-based and any time vested equity should be granted only if the employee's existing unvested equity is low compared to market or internal peers.

No one-time equity awards were made in fiscal 2025 to any of our NEOs.

FISCAL 2023 CEO RETENTION AWARD

As disclosed previously, during fiscal 2023, our Compensation and People Committee granted Mr. Arora, our Chief Executive Officer, a significant performance-based restricted stock unit retention award. The decision was reached following a rigorous and data-driven assessment by our Compensation and People Committee, concluding that Mr. Arora had typified our leadership ethos—one that values high integrity and high performance for the benefit of our shareholders and all company stakeholders. The Compensation and People Committee also recognized Mr. Arora's instrumental role in transforming our Company into the world's cybersecurity leader.

Under his tenure, our financial performance and product innovation has accelerated, and our market capitalization increased from $19.1 billion, as of May 31, 2018, to $66 billion, as of June 2, 2023, and it continued to increase substantially. Since the date the fiscal 2023 retention award was granted to Mr. Arora through July 31, 2025, our market capitalization has grown an additional 75% to approximately $116 billion. The Board firmly believes Mr. Arora's vision, strategic acumen, and operational excellence are critical for achieving our next phase of growth and delivering extraordinary value for shareholders. Now more than ever, we rely on our executive team, led by Mr. Arora, to face head on the challenges presented by entering the AI era, and execute on our strategies for long-term growth and value creation for our shareholders.

Prior to this grant, during fiscal 2022 and 2023, John M. Donovan, our Lead Independent Director, and Sir John Key, the Chair of our Compensation and People Committee, engaged extensively with shareholders, soliciting input on Mr. Arora's compensation and long-term retention. Our shareholders expressed strong satisfaction with his performance and a desire for his long-term retention, emphasizing that any compensation, especially retention awards, should align with a pay-for-performance philosophy and deliver significant value creation.

Consequently, the award was structured with the following features:

- A five-year cliff, which enhances retention benefits of the award, and only pays out based on sustained performance. Mr. Arora must remain in the employ of the Company throughout the entire duration of the five-year performance period. Failure to do so will result in Mr. Arora receiving no value or compensation from the award.
- A minimum level of required performance, where the award can result in as few as zero shares, if the Company's performance is less than the 40th percentile of the S&P 500 over the five-year performance period.
- A median performance level that is tied to performance at the 55th percentile of the S&P 500 index.
- A graduated payout curve, where Mr. Arora will only receive the maximum level of compensation if the Company delivers exceptional stock price performance, as measured against the S&P 500 index.

Our Compensation and People Committee has committed not to grant Mr. Arora, our Chief Executive Officer, additional one-time equity awards of any variety with vesting or performance metrics that would overlap with the one-time performance-based restricted stock unit retention award granted to him in June 2023.

Fiscal 2026 Compensation Decisions

As part of the continuing evolution of our compensation programs in response to the results of our shareholder "Say-on-Pay" advisory vote at the 2024 annual meeting of shareholders, shareholder feedback, and the advice received from its independent compensation consultant, the Compensation and People Committee implemented important changes to our compensation programs for fiscal 2026 focused on pay-for-performance.

- **Adjusted PSU rTSR Payout Curve.** In response to feedback regarding concerns that the rTSR modifier may be disproportionately weighted toward upside opportunity, we adjusted the rTSR modifier payout curve for our fiscal 2026 PSU awards to increase the target for a 1.0x modifier to be the 55th percentile as compared to the 50th percentile for the prior years' PSUs.
- **Increased NGS ARR Performance Targets.** For our fiscal 2026 PSU awards for NEOs, we increased the performance targets for NGS ARR required for each achievement level.

Achievement Percentage	FY25 NGS ARR Needed for Achievement Percentage	FY26 NGS ARR Needed for Achievement Percentage	% Change
300%	≥ $300 million above target	≥ $400 million above target	33%
200%	= $150 million above target	= $200 million above target	33%
100%	= target	= target	0
50%	= $150 below target	= $200 million below target	33%
0%	≤ $300 million below target	≤ $400 million below target	33%

Other Aspects of Our Executive Compensation Programs

Employment Agreements

Each of our NEOs is a party to an employment arrangement setting forth the material terms of his employment. For a summary of the material terms and conditions of these arrangements, see the section titled *"—Executive Employment Agreements."*

Post-Employment Compensation

The employment arrangement for each of our NEOs provides for payments and/or benefits related to an involuntary termination of employment, including in connection with a change in control of our Company, on a "double trigger" basis. We believe that these protections assist us in retaining the services of these individuals. We also believe that these protections serve our business objectives by helping our NEOs maintain continued focus and dedication to their responsibilities to maximize shareholder value, including in the event that there is a potential transaction that could involve a change in control of our Company. The terms of these post-employment compensation arrangements were determined after our Board and Compensation and People Committee reviewed our retention goals for each NEO and an analysis of relevant market data.

For a summary of the material terms and conditions of these post-employment compensation arrangements, as well as an estimate of the amounts potentially payable pursuant to such arrangements, see the sections titled *"—Executive Employment Agreements"* and *"—Potential Payments Upon Termination or Change in Control."*

Our Compensation and People Committee has adopted a continued service policy as an additional tool to serve several critical interests when circumstances warrant. These interests include maintaining distinctive executive ability; providing continuity of expertise in servicing our customers; minimizing the business disruption that can follow executive attrition; and solidifying succession planning.

Employees holding the title of Senior Vice President or higher are eligible for continued vesting of equity awards if such employee (i) voluntarily resigns from full-time employment; (ii) has either (A) attained the age of 55 years and has been continuously employed by the Company as a full-time employee for at least five years as of the date of such resignation or (B) has been continuously employed by the Company as a full-time employee for at least ten years as of the date of such resignation or transition; and (iii) maintains a continued service relationship with the Company, including by transitioning employment to an advisory role, whether as employee or independent contractor. Eligible employees are not guaranteed benefits under the policy. Each award of benefits under the policy will be individually assessed and determined by the administrator of the policy, which is our Board or Compensation and People Committee, including the determination of which equity awards that will be subject to continued vesting and the related terms and conditions. Eligible employees will enter into a continued service agreement with the Company in a form approved by the administrator. In connection with Mr. Zuk's voluntary resignation from his positions as director and Chief Technology Officer, the Company entered into a continued service agreement with the Company under our continued service policy. Under that agreement, Mr. Zuk is expected to continue to provide certain advisory services to the Company through November 2, 2026 and will receive continued vesting on his outstanding PSUs so long as he is continually providing services under that agreement through the vest dates.

In 2023, our Compensation and People Committee adopted an Equity Incentive Plan Survivor Benefit Policy (the "Survivor Benefit Policy"), which provides that upon the death of an employee, certain equity awards of the employee will fully accelerate and vest, unless prohibited by applicable laws. For any awards with performance-based vesting terms that are accelerated, unless otherwise specified in an award agreement, a Company policy that applies to the employee, a determination made by the Company, our Board, or our Compensation and People Committee before the employee's death, or a written agreement with the employee, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and any multipliers (whether based on TSR or otherwise) will not impact the award. For further details regarding this policy, please see the section below titled: *" —Termination of Employment and Potential Payments Unrelated to a Change in Control —Potential Payments in connection with Termination of Employment Due to Death."*

Under the cash incentive plan, participants who did not elect to defer any portion of their cash incentive plan payouts under our non-qualified deferred compensation plan are eligible to receive a cash incentive plan payout upon their death, as described in further detail in the section titled *"—Termination of Employment and Potential Payments Unrelated to a Change in Control."*

Executive Officer Stock Ownership Guidelines

Stock Ownership Guidelines

Purpose. Our Board believes that our executive officers should hold a meaningful financial stake in our Company to closely align their interests with those of our shareholders and has therefore adopted stock ownership guidelines as part of our corporate governance guidelines.

Ownership Definition. Unvested PSUs, RSUs, and unexercised stock options do not count toward satisfying these ownership guidelines.

Ownership Requirement. Our Chief Executive Officer and our other executive officers must accumulate and hold shares of our common stock based on a multiple of base salary within five years of their appointment as, or promotion to, an executive officer.

Status. As of September 15, 2025, our CEO and each of our other executive officers have each met their respective stock ownership guideline. The following table lists the specific ownership requirements for our CEO and other executive officers, their status in meeting the guidelines, and their deadlines to meet the current requirements.

Officer	Multiple of Base Salary Requirement	Status	Deadline
Nikesh Arora	10x	Met	June 2023
Dipak Golechha	1x	Met	March 2026
William "BJ" Jenkins	1x	Met	August 2026
Lee Klarich	1x	Met	May 2011
Nir Zuk[1]	1x	Met	February 2010

(1) Mr. Zuk ceased being an executive officer of the Company as of August 14, 2025.

One-Year Hold Policy

In addition to our ownership guidelines, we maintain a one-year post-vesting holding period for all of our NEOs, which was adopted in our fiscal 2022. The purpose of the policy is to further ensure that the interests of our NEOs are closely aligned with those of our shareholders. Under the policy all NEOs are required to hold, for one full calendar year from the date of vesting or acquisition any shares of our common stock acquired by such NEO upon the vesting of an equity award granted by the Company. There are limited exceptions to the holding requirement for shares withheld or sold for tax purposes and for equity awards granted upon the initial hiring or appointment of an NEO as an executive officer.

Risk Assessment and Compensation Practices

Our management assesses and discusses with our Compensation and People Committee our compensation policies and practices as they relate to our risk management. Based upon this assessment, the Compensation and People Committee believes that any risks arising from such policies and practices are not reasonably likely to have a material adverse effect on the Company, in consideration of the following factors, among others:

- our cash incentive plan reflects a "pay for performance philosophy" that rewards our NEOs and other eligible employees for achievement of performance targets;
- discretionary bonuses are reserved for extraordinary performance and achievement;
- total compensation features a balanced pay mix of short- and long-term incentives ("LTI"), with the significant majority of pay for senior executives delivered in LTI, which is performance based;
- our equity awards include multi-year vesting schedules requiring long-term employee commitment;
- our performance expectations reward long-term value creation, profitability and excellence;
- our use of multiple performance measures in incentive plans;
- our regular monitoring of short-term and long-term compensation practices to determine whether management's objectives are satisfied, as well as effective oversight and approval process of the performance measures and goals;
- performance goals require sufficient "stretch," yet are achievable;

- both the short-term and long-term incentive programs have caps for significant upside performance and clearly defined performance metrics; and
- our independent compensation consultant evaluated and assessed our compensation policies and practices and confirmed that our practices do not encourage excessive risk taking.

Compensation Recovery Policies

In December 2023, we adopted a new Compensation Recovery Policy in accordance with the SEC requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act and Nasdaq's listing standards. The new Compensation Recovery Policy supplements our existing Clawback Policy that was first adopted in August 2017 (the "2017 Clawback Policy"), and provides for the non-discretionary recovery on a pre-tax basis of excess incentive-based compensation received on or after October 2, 2023 ("Erroneously Awarded Compensation") by current and former executive officers (as defined in Rule 10D-1(d) under the Securities and Exchange Act of 1934, as amended) ("Covered Officers") in the event of an accounting restatement to correct the Company's material noncompliance with any financial reporting requirement under securities laws, whether or not the Covered Officer was at fault for the restatement. Recovery of such excess compensation is required unless it is determined that recovery is impractical in certain limited circumstances or the excess compensation was received prior to the beginning of the Company's three fiscal years most recently completed before the date on which it is determined an accounting restatement is required. The manner of recovery of any Erroneously Awarded Compensation is (i) first, an offset against other compensation payable to the Covered Officer, including through reduction or cancellation of incentive-based compensation or outstanding equity awards of such person; (ii) second, reduction or cancellation of interests in any deferred compensation plan maintained by the Company; and (iii) third, taking any other remedial and recovery action permitted by applicable law, including direct cash reimbursement to the Company.

In connection with the adoption of the Compensation Recovery Policy, we amended the 2017 Clawback Policy through which we may seek the recovery of performance-based incentive compensation paid by us under certain circumstances. The amendment clarified that the 2017 Clawback Policy would no longer apply to excess incentive-based compensation covered by our new Compensation Recovery Policy received on or after October 2, 2023 by Covered Officers. The Compensation and People Committee determined that removing the overlap that would have otherwise existed would not affect the Company's rights because there would not be a scenario in which there is compensation recoverable under the 2017 Clawback Policy that would not be recoverable under the new Compensation Recovery Policy after October 2, 2023.

Other than the change described above, the 2017 Clawback Policy remains unchanged otherwise and continues to apply to our Chief Executive Officer and to all our officers who report directly to our Chief Executive Officer. The 2017 Clawback Policy provides that if we restate our financial statements as a result of a material error, a covered executive received excess compensation as a result, no more than two years have elapsed since the original filing date of the relevant financial statements and the Compensation and People Committee unanimously concludes that fraud or intentional misconduct by the covered executive caused the material error and it would be in our best interests to seek from such covered executive recovery of the excess compensation, then our Compensation and People Committee may, in its sole discretion, seek repayment from such covered executive.

Insider Trading Policy

We have adopted an insider trading policy governing the purchase, sale, and/or other disposition of securities by our directors, officers, employees, and other covered persons. We believe this policy is reasonably designed to promote compliance with insider trading laws, rules, and regulations, as well as the exchange listing standards applicable to us. A copy of our insider trading policy is filed as an exhibit to our Annual Report on Form 10-K for our fiscal year ended July 31, 2025. Further, we periodically engage in transactions in our own securities. With regard to trading in our own securities, it is our practice to comply with the federal securities laws and the applicable exchange listing requirements.

Hedging and Pledging Policies

Our insider trading policy prohibits our executive officers and members of our board of directors from engaging in derivative securities transactions, including hedging or other transactions that offset, or are designed to hedge or offset, any decrease in the market value of our equity securities and from pledging Company securities as collateral or holding Company securities in a margin account, except, in the case of pledging, with the prior approval of the Governance and Sustainability Committee. This policy does not restrict ownership of, or transactions related to, Company-granted awards, such as PSUs, RSUs, employee stock options, and other securities issued by the Company or the deferral of equity awards pursuant to our non-qualified deferred compensation plan.

Our executive officers have significant holdings of our stock to align their interests to those of our shareholders. Establishing a conservative pledging policy enables our executive officers to continue to hold those shares, while providing them flexibility in financial planning and allowing them to achieve financial diversification. By enabling our executives to maintain their stock ownership in the Company, our conservative pledging program helps ensure that they continue to have a meaningful financial interest in the success of the Company under their leadership. For these reasons, in fiscal 2022, the Board adopted a conservative policy that allows limited pledging of our stock by our executive officers.

Our pledging policy establishes the parameters of pledging arrangements, and provides that any pledging arrangement must be approved in advance by our Governance and Sustainability Committee, as well as sets an overall limit of $100 million on the total value of shares pledged by our executive officers (as a group). Under this policy, all pledges of shares of Company stock by our executives must comply with the following requirements:

- any proposed pledge of shares must be approved in advance by the Governance and Sustainability Committee;
- the loan amount against which shares are pledged must not exceed 30% of the aggregate fair market value of the individual's total stock ownership at the time the arrangement is executed;
- only outstanding shares held by an individual may be pledged (i.e., no shares subject to options or unvested RSUs, PSUs or other unvested equity awards may be pledged);
- no shares may be pledged that would cause the total value of all pledged shares of our executive officers in the aggregate (as a group) to exceed $100 million;
- pledged shares cannot consist of any shares that remain subject to the holding requirement under our One-Year Hold Policy described above under "*—Executive Officer Stock Ownership Guidelines--One-Year Hold Policy*"; and
- the stock ownership requirements applicable to our executives are in addition to, and cannot include, pledged shares.

When approving a pledging arrangement, in addition to the requirements above, the Governance and Sustainability Committee will consider any other factors deemed relevant by the Committee from time to time, including, without limitation, the total number of shares of Company stock beneficially owned by the applicable executive, the pledged shares as a percentage of the executive's aggregate beneficially owned shares, the pledged shares as a percentage of the Company's total outstanding shares, whether the pledged shares were purchased by the executive, and whether the executive has entered into any other pledging arrangement.

Tax and Accounting Considerations

Deductibility of Executive Compensation. Section 162(m) of the Code generally disallows public companies a tax deduction for federal income tax purposes of remuneration in excess of $1 million paid to the chief executive officer and certain other highly compensated executive officers in any taxable year. While our Compensation and People Committee is mindful of the benefit of being able to fully deduct the compensation paid to our NEOs, our Compensation and People Committee believes that we should retain the flexibility to provide compensation to our NEOs that is not fully tax deductible when it believes that such payments are appropriate to attract and retain executive talent or meet other business objectives. Our Compensation and People Committee intends to continue to compensate our NEOs in a manner consistent with the best interests of our Company and our shareholders even if any portion of such compensation is not deductible.

Taxation of "Parachute" Payments. Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to significant additional taxes if they receive payments or benefits in connection with a change in control that exceeds certain prescribed limits and that we (or a successor) may forfeit a deduction on the amounts subject to this additional tax. We did not provide any of our NEOs with a "gross-up" or other reimbursement payment for any tax liability that the NEO might owe as a result of the application of Sections 280G or 4999 during fiscal 2025, and we have not agreed and are not otherwise obligated to provide any NEO with such a "gross-up" or other reimbursement in the future.

Accounting for Share-Based Compensation. We follow ASC Topic 718 for our share-based compensation awards. ASC Topic 718 requires companies to measure the compensation expense for all share-based compensation awards made to employees and directors, including stock options and other stock-based awards, based on the grant date "fair value" of these awards. This calculation is performed for accounting purposes and reported in the compensation tables below, even though our NEOs may never realize any value from their awards. ASC Topic 718 also requires companies to recognize the compensation cost of their share-based compensation awards in their income statements over the period that an executive officer is required to render service in exchange for the option or other award.

Variation Between Fiscal 2025 Equity Award Values and Equity Compensation Reported in Summary Compensation Table. The amounts shown for fiscal 2025 in the "Stock Awards" column of our Summary Compensation Table reflect an outsized year-over-year percentage increase in equity award grant value relative to the percentage increase in target equity compensation for our NEOs. A significant portion of that increase is driven by accounting complexities in valuing our PSUs, rather than a simple year-over-year increase in the actual number of shares granted. Several key factors shaped this year's reported amounts.

- **Recognition of tranches from prior year awards**: Our PSU program includes financial performance goals with the targets for such performance goals are determined by our Compensation and People Committee by the end of the first month of each fiscal year of the relevant performance period. Applicable accounting rules provide that performance targets must be approved to establish a measurement date to determine the grant date fair market value, and the accounting value of the portion of the fiscal 2023 PSUs and fiscal 2024 PSUs associated with the performance period occurring in fiscal 2025 must be calculated in our fiscal 2025 and reflected in the Summary Compensation Table for that year. Given our significant stock price appreciation since the fiscal 2023 PSUs and fiscal 2024 PSUs were first granted (our closing trading price was $94.92 on August 23, 2022, which is the date of grant for the fiscal 2023 PSUs, and $120.41 on August 21, 2023, which is the date of grant for the fiscal 2024 PSUs), the accounting value of the fiscal 2025 portion of such awards ($284.54 and $250.20, for the fiscal 2023 and fiscal 2024 PSUs, respectively) is more than two times the value of the equity awards on their respective dates of grant.
- **Accounting valuation method**: As our PSU awards include an rTSR modifier, we are required to use a specific accounting valuation method, which results in an accounting premium that is reflected in the values attributed to our PSU awards in the Summary Compensation Table.
- **Stock price volatility at grant**: For accounting purposes, the fair value of equity awards must be determined based on the closing price of our common stock on the actual grant date. We have historically determined the number of shares subject to an equity award granted to all employees, including our NEOs, based on a value-to-share conversion methodology that relies on the trailing 14-day average closing price. As a result of higher than typical stock price volatility in August 2024 leading up to our August 20, 2024 grant date for the fiscal 2025 PSUs, there was a 9.5% increase in equity compensation expense (August 2024 trading average: $168.00; August 20, 2024 grant price: $184.01).

To summarize, while the underlying number of shares granted did rise for fiscal 2025, the increase in reported equity values largely reflects share price appreciation and fair value methodologies rather than a substantial shift in our overall equity compensation philosophy.

Perquisites and Other Personal Benefits

Retirement Plans. We have established a U.S. tax-qualified Section 401(k) retirement plan for all employees who satisfy certain eligibility requirements. We currently match contributions made to the plan by our employees up to $1,000, including for our NEOs. In fiscal 2025, Messrs. Golechha, Jenkins, and Klarich participated in our Section 401(k) retirement plan and each received a matching contribution of $1,000. We intend for the plan to qualify under Section 401(a) of the Internal Revenue Code, or the Code, so that contributions by employees to the plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the plan. We made payments for Mr. Zuk to certain Israeli social security and pension benefits and severance funds available to employees of our Israel subsidiaries under Israeli government schemes on the same basis as the Company provides to other Israel-based employees.

Health and Welfare Plans. In addition, we provide other benefits to our NEOs on the same basis as all of our full-time employees in the country in which they reside. These benefits include medical, dental, and vision benefits, medical and dependent care flexible spending accounts, short-term and long-term disability insurance, accidental death and dismemberment insurance, and basic life insurance coverage. We design our employee benefits programs to be affordable and competitive in relation to the market, as well as compliant with applicable laws and practices. We adjust our employee benefits programs as needed based upon regular monitoring of applicable laws and practices and the competitive market. We made payments for Mr. Zuk to certain Israeli health insurance plans available to employees of our Israel subsidiaries, which are available on the same basis as the Company provides to other Israel-based employees.

Deferred Compensation Plan. We provide a deferred compensation plan, which is a non-qualified deferred compensation plan established in compliance with Section 409A of the Code. Participation in the deferred compensation plan is voluntary and limited to U.S. employees of the Company and affiliates that are at the Vice President level or above, as determined by the Compensation and People Committee. Participation is available for our U.S.-based executive officers. For a summary of the deferred compensation plan, see the section titled *"—Executive Compensation Tables."*

CEO Security Program. Our Compensation and People Committee determined that if any harm occurred to our Chief Executive Officer, our business operations, investor confidence and employee productivity would be severely impacted. Accordingly, the Board continued to take reasonable steps to ensure the safety and security of Mr. Arora, considering the nature of the position and its criticality to the operation of the Company.

We previously retained a leading global risk management and security consulting firm to analyze and determine if there was a bona-fide business related security concern for Mr. Arora. Based on the results of its investigation (which included investigation of a prior personal security incident involving Mr. Arora), this firm determined that there was a bona-fide, business related security concern for Mr. Arora and credible threat actors existed with both the willingness and resources necessary for conducting an attack on Mr. Arora. Accordingly, the firm recommended that the Company take various steps to ensure the safety of Mr. Arora. Our chartered aircraft policy requires the use of chartered aircraft for both business and personal-related air travel by Mr. Arora. To further ensure Mr. Arora's safety during vehicular travel, as part of the overall security program, Mr. Arora is driven by a member of his security protection detail in a Company-leased automobile (including during his commute, which is considered a personal benefit under the relevant disclosure rules).

Our Compensation and People Committee regularly reviews the nature and cost of this program in relation to his security profile. Even though the security program was put in place for business reasons, the component of the program that includes security at Mr. Arora's residence and during personal travel is required to be disclosed as a perquisite under the relevant SEC rules and is included in the "All Other Compensation" column in the Summary Compensation Table. The total amount of benefits to Mr. Arora under the SEC rules in fiscal 2025 was approximately $2,678,498. The value of Mr. Arora's personal use of chartered aircraft and the Company-leased automobile resulting from our overall security program in fiscal 2025 was $870,276 and $89,298, respectively, and the Company paid an aggregate of $315,801 of Mr. Arora's taxes on the imputed income recognized by Mr. Arora related to the use of such aircraft and automobile. On occasion, guests of Mr. Arora may accompany him at de minimis incremental cost to the Company.

The costs of Mr. Arora's security program can vary from year to year depending on the requisite security measures and his travel schedule. Our Compensation and People Committee believes that amounts paid by the Company for this security program have been reasonable, necessary and for our benefit, including in light of the current climate and security risks profile for Mr. Arora. We require these security measures for the Company's benefit because of the importance of Mr. Arora to the Company, and we believe that the scope and costs of these security programs are appropriate and necessary.

Other Personal Benefits. We paid a filing fee of $105,000 for each of Mr. Klarich and Mr. Zuk related to a regulatory filing they were each required to make related to their acquisition and ownership of our common stock. The filing requirement arose as a result of the vesting of equity awards previously granted to them as executive officers of the Company.

In the future, we may provide perquisites or other personal benefits in limited circumstances, such as where we believe it is appropriate to assist an individual NEO in the performance of his or her duties, to make our NEOs more efficient and effective, and for recruitment, motivation, or retention purposes. All future practices with respect to perquisites or other personal benefits will be approved and subject to periodic review by our Compensation and People Committee.

Report of the Compensation and People Committee

Our Compensation and People Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on such review and discussion, our Compensation and People Committee has recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Respectfully submitted by the members of the Compensation and People Committee of our Board:

Right Honorable Sir John Key, Chair
Aparna Bawa
John M. Donovan

Executive Compensation Tables

Fiscal 2025 Summary Compensation Table

The following table presents summary information regarding the compensation paid to, or earned by, our NEOs for our fiscal year ended July 31, 2025.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Nikesh Arora Chief Executive Officer	2025	1,000,000	94,857,838	1,200,000	2,678,498 [2]	99,736,336
	2024	1,000,000	54,150,353	1,200,000	1,686,522	58,036,875
	2023	750,000 [3]	145,374,318	1,500,000	3,800,885	151,425,203
Dipak Golechha Chief Financial Officer	2025	600,000	24,205,961	720,000	1,720 [4]	25,527,681
	2024	600,000	13,301,233	720,000	2,924	14,624,157
	2023	600,000	7,879,645	900,000	2,023	9,381,668
William "BJ" Jenkins President	2025	750,000	25,291,747	900,000	17,655 [5]	26,959,402
	2024	750,000	16,365,230	900,000	15,285	18,030,515
	2023	750,000	12,116,568	1,125,000	31,836	14,023,404
Lee Klarich Chief Product and Technology Officer	2025	550,000	24,654,517	660,000	106,720 [6]	25,971,237
	2024	550,000	19,126,156	660,000	2,162	20,338,318
	2023	550,000	15,685,347	825,000	32,023	17,092,370
Nir Zuk[7] Founder Emeritus and Former Chief Technology Officer	2025	408,026	14,852,714	203,014	243,844 [8]	15,707,598
	2024	400,140	11,349,785	480,168	72,086	12,302,179
	2023	419,515	6,961,334	629,272	76,091	8,086,212

(1) The amounts reported in the Stock Awards column represent the grant date fair value of the equity awards (including time-based RSUs and PSUs) that were considered, under ASC Topic 718, to have been granted to our NEOs in each reported fiscal year, as computed in accordance with ASC Topic 718. The disclosure rules for stock awards in the summary compensation table are based on when there is a measurement date under financial accounting rules, because that is when it is possible to determine grant date fair value. As a result, performance-based stock awards are not always disclosed in the summary compensation table during the year that they were legally granted if performance metrics for a portion of the awards are set in a subsequent year. In the table above:

(i.) The amounts included for fiscal 2023 include the grant date fair value of approximately 42% (or in Mr. Jenkins' case, 28%) of the PSUs legally granted in fiscal 2022, one-third of the PSUs legally granted in August 2022, and all of the PSUs legally granted to Mr. Arora in June 2023, because the performance metrics for those PSUs were set in fiscal 2023.

(ii.) The amounts included for fiscal 2024 include the grant date fair value of approximately 16% (or in Mr. Jenkins' case, 11%) of the PSUs legally granted in fiscal 2022, one-third of the PSUs legally granted in fiscal 2023, and one-third of the PSUs legally granted in fiscal 2024, because the performance metrics for those PSUs were set in fiscal 2024.

(iii.) The amounts included for fiscal 2025 include the grant date fair value of approximately one-third of the PSUs legally granted in each of fiscal 2023, fiscal 2024, and fiscal 2025, because the performance metrics for those PSUs were set in fiscal 2025.

The result of this is that the growth of our stock price results in larger grant date fair values reported in years subsequent to the year equity awards were legally granted because the higher stock price is used to establish the grant date fair value of the portion of an award that is set in those subsequent years. The grant date value of the awards that were considered to have been granted in fiscal 2025 under ASC Topic 718, assuming that the highest level of performance conditions will be achieved, is approximately $268,674,816 for Mr. Arora, $67,920,673 for Mr. Golechha, $71,178,030 for Mr. Jenkins, $72,157,209 for Mr. Klarich, and $44,558,141 for Mr. Zuk. The portions of any awards that vest based on the achievement of performance goals (other than relative TSR) for fiscal years after fiscal 2025 do not have a reportable grant date fair value under ASC Topic 718 and are not included in this table. The assumptions used in calculating the grant date fair value of the awards reported in this column are set forth in the notes to our audited consolidated financial statements included in our Annual Report on Form 10-K for our fiscal year ended July 31, 2025. For more information, see footnote 3 to the Fiscal 2025 Grants of Plan-Based Awards Table. Note that the amounts reported in this column do not correspond to the actual economic value that may be received by our NEOs from their equity awards.

(2) Includes life insurance premiums of $720, personal security costs of $1,402,404 based on invoices provided by a third-party security company, approximately $870,276 and $89,298, respectively, for costs attributed to personal usage of private aircraft and a Company-leased automobile provided as part of the overall security program, and $315,801 for taxes associated with personal usage of the private aircraft and other travel expenses from the Company-leased automobile provided under Mr. Arora's overall security program that may be deemed to be in the nature of commuting. For purposes of reporting the value of personal usage of private aircraft in this table, we use costs provided by the applicable charter company, which include contracted hourly charges and fuel charges. For purposes of reporting the value of personal usage of the Company automobile provided under Mr. Arora's overall security program in this table, we use the hourly rate of the member of his security detail driving Mr. Arora applied to the approximate hours the security detail drives Mr. Arora in the automobile for personal use, plus an estimated percentage of personal use by Mr. Arora applied to the cost of leasing, insuring, maintaining the automobile. On occasion, guests of Mr. Arora also may accompany him, at a de minimis incremental cost to the Company. For more information about Mr. Arora's security program, see the section entitled *"Compensation Discussion and Analysis—Perquisites and Other Personal Benefits"* above.

(3) From November 1, 2021 to October 31, 2022, Mr. Arora elected to forego his salary.

(4) Includes life insurance premiums of $720 and 401(k) plan matching contributions by our Company of $1,000.

(5) Includes life insurance premiums of $720, 401(k) plan matching contributions by our Company of $1,000, and $15,935 for taxes associated with the reimbursement of taxable expenses associated with participation at Company events (on the same terms as provided to other participants in such events).

(6) Includes life insurance premiums of $720, 401(k) plan matching contributions by our Company of $1,000, and a fee of $105,000 for a regulatory filing related to the acquisition and ownership of our common stock.

(7) For fiscal 2025, Mr. Zuk's base salary, non-equity incentive plan compensation and all other compensation was paid in Israeli New Shekels from August 1, 2024 through June 30, 2025. To the extent the amounts set forth in the table for fiscal 2025 include compensation for Mr. Zuk during the period from August 1, 2024 through June 30, 2025, the conversion from Israeli New Shekels to U.S. dollars was made using an average exchange rate over that time period of approximately 0.27 U.S. dollars for one Israeli New Shekel.

(8) Includes life insurance premiums of $60, $290 for taxes associated with gifts provided in connection with Company events (on the same basis as the Company provides to other employees who receive gifts), $387 for taxes associated with health insurance contributions by the Company, $65,835 contributed for social security and pension benefits under Israeli government schemes (on the same basis as the Company provides to other Israel-based employees), $33,822 contributed for severance benefits under Israeli government schemes (on the same basis as the Company provides to other Israel-based employees), $38,450 for accrued vacation required to be paid out to Mr. Zuk in connection with his permanent relocation from Israel to the United States during fiscal 2025, and a fee of $105,000 for a regulatory filing related to the acquisition and ownership of our common stock.

CEO Pay Ratio

Under SEC rules, we are required to provide information regarding the relationship between the annual total compensation of our Chief Executive Officer and the annual total compensation of our median employee. As permitted by SEC rules, we used the same median employee for fiscal 2025 that we identified for fiscal 2023, and used for fiscal 2024, because there have been no significant changes to our workforce or pay design for fiscal 2025 that we believe would significantly change our Chief Executive Officer pay ratio results. For our last completed fiscal year, which ended July 31, 2025:

- The median of the annual total compensation of all employees of our Company and our consolidated subsidiaries in fiscal 2025 was approximately $225,828, excluding our Chief Executive Officer. This annual total compensation was calculated in accordance with Item 402(c)(2)(x) of Regulation S-K, and reflects, among other things, salary, all bonuses earned, other cash payments (such as from our cash incentive plan), 401(k) contribution matches, life insurance premiums paid by the Company, and the aggregate "grant date fair value" of equity awards granted during fiscal 2025.
- Mr. Arora's annual total compensation, as reported in the Fiscal 2025 Summary Compensation Table included in this Proxy Statement, was $99,736,336.
- Accordingly, for fiscal 2025, the ratio of Mr. Arora's annual total compensation to the median of the annual total compensation of all employees was approximately 442 to 1.

This pay ratio is a reasonable estimate, calculated in a manner consistent with Item 402(u) of Regulation S-K under the Securities Act of 1933, as amended (the "Securities Act"), and based upon our reasonable judgment and assumptions. The SEC rules do not specify a single methodology for identification of the median employee or calculation of the pay ratio, and other companies may use assumptions and methodologies that are different from those used by us in calculating their pay ratio. Accordingly, the pay ratio disclosed by other companies may not be comparable to our pay ratio as disclosed above.

Fiscal 2025 Grants of Plan-Based Awards

The following table presents information regarding the amount of equity awards granted to our NEOs during our fiscal year ended July 31, 2025.

Name	Grant Date[(1)]	Date of Board or Committee Action to Grant the Award[(1)]	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[(2)]			Estimated Future Payouts Under Equity Incentive Plan Awards[(3)]			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards ($)[(4)]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Mr. Arora	—	—	450,000	1,000,000	1,650,000	—	—	—	—	—
	8/15/24	8/18/22	—	—	—	1	145,008	580,032	—	41,259,851
	8/15/24	8/17/23	—	—	—	1	123,228	492,912	—	30,831,646
	8/20/24	8/15/24	—	—	—	1	87,664	350,656	—	22,766,341
Mr. Golechha	—	—	270,000	600,000	990,000	—	—	—	—	—
	8/15/24	8/18/22	—	—	—	1	34,344	137,376	—	9,772,070
	8/15/24	8/17/23	—	—	—	1	30,806	123,224	—	7,707,661
	8/20/24	8/15/24	—	—	—	1	25,900	103,600		6,726,230
Mr. Jenkins	—	—	337,500	750,000	1,237,500	—	—	—	—	—
	8/15/24	8/18/22	—	—	—	1	38,160	152,640	—	10,857,856
	8/15/24	8/17/23	—	—	—	1	30,806	123,224	—	7,707,661
	8/20/24	8/15/24	—	—	—	1	25,900	103,600	—	6,726,230
Mr. Klarich	—	—	247,500	550,000	907,500	—	—	—	—	—
	8/15/24	8/18/22	—	—	—	1	57,240	228,960	—	16,286,784
	8/15/24	8/17/23	—	—	—	1	23,106	92,424	—	5,781,121
	8/20/24	8/15/24	—	—	—	1	9,960	39,840	—	2,586,612
Mr. Zuk[(5)]	—	—	183,612	408,026	673,243	—	—	—	—	—
	8/15/24	8/18/22	—	—	—	1	30,528	122,112	—	8,686,285
	8/15/24	8/17/23	—	—	—	1	24,646	98,584	—	6,166,429

(1) Represents the grant date determined under ASC Topic 718, for the portion of the awards that were considered, under ASC Topic 718, to have been granted in fiscal 2025. The legal grant date for the awards with Board or Committee Action to grant the award occurring on (i) August 18, 2022, was August 23, 2022, (ii) August 17, 2023, was August 21, 2023, and (iii) August 15, 2024 was August 20, 2024.

(2) Amounts in these columns relate to incentive compensation opportunities under the fiscal 2025 cash incentive plan and the target column assumes achievement at target levels for our corporate performance measures. For achievement in excess of target, outperformance could be rewarded with a payout of up to a maximum 165% of the target amount for each NEO. The actual amounts paid to our NEOs are set forth in the "Fiscal 2025 Summary Compensation Table" above and the calculation of the actual amounts paid is discussed more fully in the section titled *"Compensation Discussion and Analysis—Fiscal 2025 Executive Compensation Program—Fiscal 2025 Executive Compensation Program Components—Annual Cash Incentive Compensation."*

(3) Represents PSUs that were considered, under ASC Topic 718, to have been granted in fiscal 2025. The threshold is calculated as if the threshold of the financial performance targets was reached and the lowest relative TSR modifier was reached. The maximum is calculated assuming all maximum financial performance targets were met and the maximum relative TSR modifier was reached. The amounts included under the maximum column for the PSUs legally granted in our fiscal 2023 (which have a legal grant date in August 2022) and our fiscal 2024 (which have a legal grant date in August 2023) reflect the current terms of the PSUs, including the maximum payout of 400% that was implemented as a change in fiscal 2025. For more information, see the section titled *"Compensation Discussion and Analysis—Fiscal 2025 Executive Compensation Program—Fiscal 2025 Executive Compensation Program Components—Long Term Equity Compensation.*

(4) The amounts reported in the Grant Date Fair Value of Stock Awards column represent the grant date fair value of the portions of the PSU awards that were considered to have been granted in fiscal 2025 under ASC Topic 718, assuming that the target level of performance conditions is achieved. The assumptions used in calculating the grant date fair value of the PSUs reported in this column are set forth in the notes to our audited consolidated financial statements included in our Annual Report on Form 10-K for our fiscal year ended July 31, 2025. The value of the PSUs is calculated using a Monte-Carlo simulation valuation performed as of the date of grant by an independent third party. Because the grant date for a PSU under ASC Topic 718 occurs when performance targets are approved, and we approved only the fiscal 2025 performance targets for these PSUs in fiscal 2025, PSU values in this column include one-third of the PSUs granted with respect to PSUs granted in each of August 2022, August 2023, and August 2024. Note that the amounts reported in this column do not correspond to the actual economic value that may be received by our NEOs from their PSU awards.

(5) The amounts set forth in the table for Mr. Zuk in the column Estimated Future Payouts Under Non-Equity Incentive Plan Awards reflect the conversion from Israeli currency to U.S. dollars using an average exchange rate of approximately 0.27 U.S. dollars for one Israeli new shekel for fiscal 2025 to the extent those amounts would include compensation for Mr. Zuk during the period from August 1, 2024 through June 30, 2025. For fiscal 2025, Mr. Zuk's cash compensation was paid in Israeli New Shekels from August 1, 2024 through June 30, 2025.

Fiscal 2025 Outstanding Equity Awards at Fiscal Year-End

The following table presents information regarding outstanding stock options and other equity awards held by our NEOs as of July 31, 2025.

Named Executive Officer	Grant Date[1]	Option Awards—Number of Securities Underlying Unexercised Options (#) Exercisable	Option Awards—Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Awards—Option Exercise Price ($)	Option Awards—Option Expiration Date	Stock Awards—Number of Shares or Units of Stock That Have Not Vested (#)	Stock Awards—Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Mr. Arora	8/20/24 (3)	—	—	—	—	—	—	1,051,968	182,621,645
	8/21/23 (4)	—	—	—	—	—	—	1,478,736	256,708,570
	6/2/23 (5)	—	—	—	—	—	—	1,500,000	260,400,000
	8/23/22 (6)	—	—	—	—	1,185,721	205,841,166	—	—
	6/7/18 (7)	846,408	—	33.08	12/6/25	—	—	—	—
Mr. Golechha	8/20/24 (3)	—	—	—	—	—	—	310,808	53,956,269
	8/21/23 (4)	—	—	—	—	—	—	369,680	64,176,448
	8/23/22 (6)	—	—	—	—	280,820	48,750,352	—	—
Mr. Jenkins	8/20/24 (3)	—	—	—	—	—	—	310,808	53,956,268
	8/21/23 (4)	—	—	—	—	—	—	369,680	64,176,448
	8/23/22 (6)	—	—	—	—	312,025	54,167,540	—	—
	8/20/21 (8)	—	—	—	—	3,828	664,541	—	—
Mr. Klarich	8/20/24 (3)	—	—	—	—	—	—	119,536	20,751,450
	8/21/23 (4)	—	—	—	—	—	—	277,264	48,133,030
	8/23/22 (6)	—	—	—	—	468,038	81,251,397	—	—
	10/20/18 (7)	552,060	—	32.25	4/19/26	—	—	—	—
Mr. Zuk	8/21/23 (4)	—	—	—	—	—	—	295,744	51,341,158
	8/23/22 (6)	—	—	—	—	249,620	43,334,032	—	—

(1) The grant date reflected is the legal grant date of the applicable award.

(2) The market value of unvested or unearned shares is calculated by multiplying the number of unvested or unearned shares held by the applicable NEO by the closing market price of our common stock on Nasdaq on July 31, 2025 (the last trading day of our 2025 fiscal year), which was $173.60 per share.

(3) Represents PSUs that were granted under our 2021 Equity Incentive Plan ("2021 Plan"), which have a three-year performance period and will vest after the end of the performance period based on the achievement of performance targets for the Company's 2025, 2026 and 2027 fiscal years and a relative TSR measured over the full three-year performance period. Values included in the applicable columns reflect the maximum values for number of shares under the PSU terms and the associated market value. For more

information, see the section titled *"Fiscal 2025 Executive Compensation Program—Fiscal 2025 Executive Compensation Program Components—Long-Term Equity Compensation—Fiscal 2025 Equity Compensation."*

(4) Represents PSUs that were granted under our 2021 Plan, which have a three-year performance period and will vest after the end of the performance period based on the achievement of performance targets for the Company's 2024, 2025 and 2026 fiscal years and a relative TSR measured over the full three-year performance period. Values included in the applicable columns include the maximum values for number of shares under the PSU terms and the associated market value. For more information, see the section titled *"Fiscal 2025 Executive Compensation Program—Fiscal 2025 Executive Compensation Program Components—Long-Term Equity Compensation—Fiscal 2024 PSU Performance Through Fiscal 2025.*

(5) Represents PSUs that were granted under our 2021 Plan, which have a five-year performance period. Following the completion of the five-year performance period, the Compensation and People Committee will make the final determination of performance for the PSUs under the terms of the PSUs, including the number of PSUs eligible to vest at such time, if any. Values included in the applicable columns reflect the maximum values for number of shares under the PSU terms and the associated market value.

(6) Represents PSUs that were granted under our 2021 Plan, which have a three-year performance period and will vest after the end of the performance period based on the achievement of the performance targets for the Company's 2023, 2024 and 2025 fiscal years and a relative TSR over the full three-year performance period. The three-year performance period for the PSUs ended July 31, 2025, and the PSUs that became eligible to vest will vest upon the effectiveness of the Compensation and People Committee's final determination of the performance achievements under the terms of the award and the relevant NEO's continued service through the applicable November 1, 2025 vest date. Values included in the applicable columns reflect the amount of PSUs, as of July 31, 2025, that will be eligible to vest based upon achievement of the specified performance measures and subject to the effectiveness of the Compensation and People Committee's final determination of performance for the PSUs in October 2025 and the applicable NEO's continued service through the applicable November 1, 2025 vest date. For more information, see the section titled *Fiscal 2025 Executive Compensation Program—Fiscal 2025 Executive Compensation Program Components—Long-Term Equity Compensation—Fiscal 2023 PSUs Final Performance Results*.

(7) Represents a performance-based stock option ("PSO") granted under our 2012 Equity Incentive Plan. All shares subject to this PSO have vested due to the achievement of certain stock price targets and continued service. As of September 23, 2025, Mr. Arora has no PSOs outstanding and exercisable.

(8) Vests over a four-year period, with forty percent (40%) of the restricted stock units ("RSUs") having vested on the one-year anniversary of the grant date; thirty percent (30%) of the RSUs vesting in equal quarterly increments during the second year; twenty percent (20%) of the RSUs vesting in equal quarterly increments during the third year; and ten percent (10%) of the RSUs vesting in equal quarterly increments during the fourth year, in each case subject to the executive's continued service through the applicable vesting date.

Fiscal 2025 Option Exercises and Stock Vested

The following table presents information regarding the exercise of stock options and the vesting of stock awards by our NEOs during our fiscal year ended July 31, 2025.

Named Executive Officer	Option Awards—Number of Shares Acquired on Exercise (#)	Option Awards—Value Realized on Exercise ($)	Stock Awards—Number of Shares Acquired on Vesting (#)	Stock Awards—Value Realized on Vesting ($)[1]
Mr. Arora	3,909,776	571,435,374	465,850 [2]	87,380,903
Mr. Golechha	—	—	84,924	15,647,445
Mr. Jenkins	—	—	131,348 [2]	24,695,656
Mr. Klarich	1,272,098	186,284,276	155,150	29,077,437
Mr. Zuk	3,018,114	481,172,935	58,256	10,918,048

(1) Based on the market price of our common stock as of the relevant vesting date, multiplied by the number of shares vested.

(2) Settlement and release of these shares, which are issuable under equity awards that vested during fiscal 2025, has been deferred by the applicable NEO under our deferred compensation plan, which is described in the section "*—Nonqualified Deferred Compensation*" section below.

We did not sponsor any defined benefit pension or other actuarial plan for our NEOs during our fiscal year ended July 31, 2025.

Policies and Practices Related to Grants of Stock Options or Similar Awards

We have not granted options, stock appreciation rights, or other similar option-like instruments since 2020; however, it is our policy not to time any grants of equity awards in relation to the release of material non-public information.

Nonqualified Deferred Compensation

Our Compensation and People Committee has adopted a deferred compensation plan, which is a non-qualified deferred compensation plan established in compliance with Section 409A of the Internal Revenue Code. Participation in the deferred compensation plan is voluntary and limited to U.S. employees of the Company and affiliates that are at the Vice President level or above, as determined by the administrator of the deferred compensation plan. The Company's executive officers are eligible to participate, except Mr. Zuk who was not a U.S.-based employee during any enrollment period in fiscal 2025 and is not eligible following his resignation in August 2025. The plan allows eligible participants to defer certain cash and equity compensation approved by the administrator, excluding any compensation that has already been deferred and cash compensation that is not paid through U.S. payroll.

The administrator may permit different deferral amounts for each component of compensation and may establish a minimum or maximum deferral amount for each component. Unless otherwise specified by the administrator, participants may defer (i) from 5% to 50% of their annual base salary, (ii) from 5% to 100% of their annual cash incentive bonuses and sales incentive payments, and (iii) from 5% to 100% of certain RSUs and PSUs or, to the extent a participant is permitted to defer the unvested tranche(s) of an equity award, the applicable unvested tranche(s). Participants' deferrals will be credited to their accounts on the date that deferred compensation would have otherwise been paid. Participants are 100% vested in their deferred cash compensation. Each participant may allocate his or her deferrals to accounts under the deferred compensation plan that provide for payment of deferred amounts upon specified events, such as the participant's separation from service or a date specified by the participant. Participants may elect to receive payment of their account balances in a single lump-sum distribution or in a limited number of annual installments (as elected by the participant in accordance with the deferred compensation plan), except in certain limited circumstances and provided that payments upon a participant's death will be provided in a single lump sum no later than the end of the following year. In addition, the administrator has the discretion to accelerate or delay the payment of account balances, as long as such changes are permitted under applicable tax rules and requirements.

The Company may make discretionary matching, profit sharing, or other contributions to any participant account under the deferred compensation plan, and these contributions will vest according to the schedule specified by the administrator on or before the time the contributions are made.

Each account under the deferred compensation plan will be credited with earnings on each business day, unless another period is specified by the administrator with respect to a particular investment option, based upon the participant's investment allocation, with respect to each deferral, among a menu of investment options selected in advance by the administrator. If a participant fails to make an investment allocation with respect to a deferral of an equity award (or if the participant is a Section 16 officer under the Securities and Exchange Act of 1934, as amended), the deferral will be initially invested in notional shares of our common stock. If a participant fails to make an investment allocation with respect to a deferral of any other compensation, the deferral will be invested in a notional mutual fund specified by the administrator.

All accounts will be paid in fully vested RSUs settled in shares of the Company's common stock issued under the Company's equity plan, except that an account will be paid in cash to the extent there are not enough shares available under the Company's equity plan to make such payment in shares.

The following table summarizes the activity under the deferred compensation plan in fiscal 2025.

Named Executive Officer	Executive contributions in last fiscal year ($)[1]	Aggregate earnings or loss in last fiscal year ($)[2]	Aggregate balance at last fiscal year end ($)[3]
Mr. Arora	87,380,903	8,173,544	307,747,317
Mr. Golechha	—	—	—
Mr. Jenkins	24,695,656	5,071,245	76,549,453
Mr. Klarich	—	—	—

(1) Represents the value of the RSUs and/or PSUs that vested and were deferred by our NEOs in fiscal 2025. The value of each vested deferred award is based on the closing price of the Company's common stock on the relevant vest date. No portion of the amount for any NEO is included as compensation for fiscal 2025 in the Fiscal 2025 Summary Compensation Table.

For Mr. Arora, (i) $31,977,656 of this amount represents the value of 170,232 RSUs legally granted to him in fiscal 2018, which were included in the amount reported in the Stock Award column of the Summary Compensation Table for fiscal 2018, (ii) $20,328,530 of this amount represents the value of 108,468 PSUs legally granted to Mr. Arora in fiscal 2021, which were included in the amount reported in the Stock Award column of the Summary Compensation Table for fiscal 2021 and (iii) $35,074,717 of this amount represents the value of 187,150 PSUs legally granted to him in fiscal 2022, a portion of which was included in the amounts reported in the Stock Award column of the Summary Compensation Table for each of fiscal 2022, fiscal 2023, and fiscal 2024.

For Mr. Jenkins, (i) $3,665,069 of this amount represents the value of 19,134 RSUs granted to him in fiscal 2022, which were included in the amount reported in the Stock Award column of the Summary Compensation Table for fiscal 2022; and (ii) $21,030,587 of this amount represents the value of 112,214 PSUs granted to him in fiscal 2022, as portion of which was included in the Stock Award column of the Summary Compensation Table for each of fiscal 2022, fiscal 2023, and fiscal 2024.

(2) Represents the net increase in the value of the shares underlying our NEOs' vested deferred RSUs and/or PSUs during our fiscal 2025. No portion of the amount for any NEO is included as compensation for fiscal 2025 in the Fiscal 2025 Summary Compensation Table.

(3) Represents the aggregate value of the vested deferred RSUs and/or PSUs held by our NEOs as of July 31, 2025. The value of each vested deferred RSU and PSU is based on the closing market price of our common stock on Nasdaq on July 31, 2025 (which was $173.60).

Executive Employment Agreements

We have entered into employment offer letters with each of our NEOs in connection with his or her commencement of employment with us.

In December 2011, we entered into confirmatory new employment letters with Messrs. Klarich and Zuk to achieve consistency in the employment terms and conditions of our then-serving executive officers. Effective August 2020, in connection with Mr. Zuk's relocation to Israel, Mr. Zuk entered into an employment agreement with one of our Israel subsidiaries. Effective July 2025, in connection with Mr. Zuk's relocation to the United States, Mr. Zuk entered into an amended and restated employment letter, and in connection with his resignation in August 2025, Mr. Zuk entered into a continued services agreement with the Company governing his advisory relationship with the Company. Mr. Zuk's advisory relationship with the Company is expected to continue through November 2, 2026. In February 2022, we entered into addendums to the offer letters of Messrs. Jenkins and Golechha to achieve consistency in the employment terms and conditions of our then-serving executive officers.

Each of our NEOs, other than Mr. Zuk due to his retirement, is eligible to receive certain severance payments and/or benefits in connection with his or her termination of employment under various circumstances, including following a change in control, pursuant to written severance and change in control arrangements.

For a summary of the material terms and conditions of these arrangements, as well as an estimate of the potential payments and benefits payable under these arrangements, see the descriptions below, including under the sections titled *"—Termination of Employment and Potential Payments Unrelated to a Change in Control" and "—Termination of Employment and Potential Payments in Connection with a Change in Control."*

The actual amounts that would be paid or distributed to our NEOs as a result of one of the termination events occurring in the future may be different than those presented below as many factors will affect the amount of any payments and/or benefits upon a termination of employment. For example, some of the factors that may affect the amounts payable include the NEO's base salary and the market price of our common stock. Although we have entered into written arrangements to provide severance payments and/or benefits to our NEOs in connection with a termination of employment under particular circumstances, we or an acquirer may mutually agree with the NEOs on severance terms that vary from those provided in these pre-existing arrangements. Finally, in addition to the amounts presented below, each NEO would also be able to exercise any previously-vested stock options that he or she held to the extent they have not expired. For more information about the NEOs outstanding equity awards as of July 31, 2025, see the section above titled *"—Fiscal 2025 Outstanding Equity Awards at Fiscal Year-End."*

Along with the severance payments and/or benefits described in an NEO's individual severance and change in control arrangement, they are eligible to receive any benefits accrued under our broad-based benefit plans, such as accrued vacation pay, in accordance with those plans and policies.

Termination of Employment and Potential Payments Unrelated to a Change in Control

MR. ARORA

In the event of an involuntary termination of employment (a termination of employment by us without "cause"), at any time before a "change in control" or more than 12 months following a "change in control," provided that he executes an appropriate release and waiver of claims, Mr. Arora will be entitled to receive continued payment of his then-current base salary for a period of 12 months and reimbursement of 12 months of COBRA premiums. Please refer to the section below titled *"—Termination of Employment and Potential Payments in Connection with a Change in Control—Applicable Definitions"* for a summary of the meaning of "cause" and "change in control."

TERMINATION OF EMPLOYMENT— OTHER NAMED EXECUTIVE OFFICERS

None of the remaining NEOs are eligible to receive any specific payments or benefits in the event of an involuntary termination of employment unrelated to a change in control.

POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT UNRELATED TO A CHANGE IN CONTROL

The following table summarizes the potential payments to Mr. Arora upon a termination of employment unrelated to a change in control.

Named Executive Officer	Salary Continuation ($)	Target Annual Cash Bonus ($)	Value of Accelerated Equity Awards ($)		Value of Continued Health Care Coverage Premiums ($)	Total ($)
			Restricted Stock and Restricted Stock Units	Options		
Mr. Arora	1,000,000	—	—	—	36,012	1,036,012

POTENTIAL PAYMENTS IN CONNECTION WITH TERMINATION OF EMPLOYMENT DUE TO DEATH

In August 2023, we adopted the Survivor Benefit Policy, which provides that if an individual's death occurs while the individual is providing services as an employee to the Company or any subsidiary of the Company, all of the equity awards (other than equity awards issued in accordance with or subject to the provisions of the Israel Income Tax Ordinance and its applicable rules, regulations, orders or procedures (the "ITO")) that the individual holds as of the date of death will be accelerated in accordance with the terms of the Survivor Benefit Policy. With respect to performance-based vesting terms that accelerate under the terms of the policy (unless otherwise specified in an award agreement, a Company policy that applies to the employee, a determination made by the Company, our Board, or our Compensation and People Committee before the employee's death, or a written agreement with the employee), all performance goals or other vesting criteria are assumed achieved at 100% of target levels and any relative TSR modifier (or similar modifiers) are deemed not to impact the relevant award. The terms of the Survivor Benefit Policy were extended to our Israel-based employees beginning for new equity awards made to such employees (in accordance with or subject to the ITO) from and after April 2024. Accordingly, the terms of the Survivor Benefit Policy now applies to all our employees, including our NEOs.

The cash incentive plan adopted by our Compensation and People Committee for all employees not paid commissions, including NEOs (collectively, "eligible employees"), also provides that, if an employee (i) did not elect to defer any portion of their cash incentive plan payouts under our deferred compensation plan (described in the section "*—Nonqualified Deferred Compensation*") and (ii) at the time of the employee's death, was an eligible employee, then the eligible employee's estate or beneficiary(ies) would be entitled to receive a prorated portion of the cash incentive plan payout. The amount payable is the amount that the eligible employee would have otherwise been entitled to receive for the fiscal half in which the eligible employee's death occurred based on the eligible compensation earned while such eligible employee was alive and an eligible employee, assuming the employee's individual performance results in a cash incentive plan payout at target levels and, to the extent the funding of the cash incentive plan for that fiscal half had not yet been determined at the time of the employee's death, assuming the cash incentive plan was funded at 100% of the target funding amount for that fiscal half. The amount payable is prorated based on the number of days the relevant employee was alive and an eligible employee during the semi-annual period. If an employee's death occurs during a fiscal half but before the cash incentive payout has been made for the prior fiscal half, then the deceased employee's estate or beneficiary(ies) would be entitled to receive both the fully earned payment for such prior fiscal half and the pro rated payment for the fiscal half in which the eligible employee's death occurred. For more information regarding our cash incentive plan, please see the section above titled *"—Compensation Discussion and Analysis—Fiscal 2025 Executive Compensation Program—Fiscal 2025 Executive Compensation Program Components—Annual Cash Incentive Compensation."*

The following table summarizes the potential value of payments to our NEOs upon their death.

		Value of Accelerated Equity Awards ($)		
Named Executive Officer	**Bonus ($)[1]**	**Restricted Stock and Restricted Stock Units[2]**	**Options**	**Total ($)**
Mr. Arora	500,000	358,953,762	—	359,453,762
Mr. Golechha	300,000	47,419,534	—	47,719,534
Mr. Jenkins	375,000	50,071,448	—	50,446,448
Mr. Klarich	275,000	47,031,712	—	47,306,712
Mr. Zuk[3]	—	—	—	—

(1) The amounts reported in this column assume the relevant NEO's date of death is the last day of our fiscal 2025.

(2) The amounts reported in this column reflect the aggregate market value of the unvested shares of our common stock underlying eligible outstanding RSUs and PSUs (in the case of PSUs, with all performance goals or other vesting criteria deemed achieved at 100% of target levels but any multipliers based on total shareholder return or otherwise deemed to not impact the PSUs). The aggregate market value is computed by multiplying (i) the number of unvested shares of our common stock subject to outstanding RSUs and PSUs that would become vested by (ii) $173.60 (the closing market price of our common stock on Nasdaq on July 31, 2025).

(3) Mr. Zuk retired from the Company in August 2025, and ceased to be eligible for the potential payments describe in this section.

Termination of Employment and Potential Payments in Connection with a Change in Control

MR. ARORA

In the event of an involuntary termination of employment (a termination of employment by us or our successor without "cause" or a termination of employment for "good reason") within 12 months following a "change in control," provided that he executes an appropriate release and waiver of claims, Mr. Arora will be entitled to receive:

- a lump sum payment equal to his then-current annual base salary;
- 100% of his incentive compensation for that fiscal year; and
- reimbursement of 12 months of COBRA premiums.

MESSRS. GOLECHHA, JENKINS, AND KLARICH

In the event of an involuntary termination of employment (a termination of employment by us without "cause" or a termination of employment for "good reason") within 12 months following a "change in control," provided that the relevant executive officer executes an appropriate release and waiver of claims, Messrs. Golechha, Jenkins, and/or Klarich would each be entitled to receive:

- a lump sum cash payment equal to 12 months of his base salary as in effect as of the date of termination;
- a lump sum cash payment equal to 100% of his target incentive payment for that fiscal year;
- a lump sum cash payment equal to the amount payable for premiums for continued COBRA benefits for a period of 12 months; and
- accelerated vesting of each of his then outstanding time-based equity awards, as to (i) in the cases of Messrs. Golechha and Jenkins, 12 months' vesting of such award, or (ii) in the cases of Mr. Klarich, the greater of 12 months' vesting of such award and 50% of the then-unvested portion of such award.

Mr. Zuk retired from the Company in August 2025, and ceased being eligible for any potential payments of the type described in this section.

APPLICABLE DEFINITIONS

Generally, for purposes of the foregoing provisions, a "change in control" means:

- the sale or other disposition of all or substantially all of our assets;
- any sale or exchange of our capital stock by shareholders in a transaction or series of related transactions where more than 50% of the outstanding voting power of our Company is acquired by a person or entity or group of related persons or entities;
- any reorganization, consolidation, or merger of our Company where our outstanding voting securities immediately before the transaction represent or are converted into less than 50% of the outstanding voting power of the surviving entity (or its parent organization) immediately after the transaction; or
- the consummation of the acquisition of 51% or more of our outstanding stock pursuant to a tender offer validly made under any state or federal law (other than a tender offer by us).

Generally, for purposes of the foregoing provisions, "cause" is limited to:

- conviction of any felony or any crime involving moral turpitude or dishonesty;
- participation in intentional fraud or an act of willful dishonesty against us;
- willful breach of our policies that materially harms us;
- intentional damage of a substantial amount of our property;
- willful and material breach of the NEO's employment offer letter, employment agreement or his employee invention assignment and confidentiality agreement; or
- a willful failure or refusal in a material respect to follow the lawful, reasonable policies or directions of us as specified by our board of directors or Chief Executive Officer after being provided with notice of such failure, which failure is not remedied within 30 days after receipt of written notice from us.

Generally, for purposes of the foregoing provisions, "good reason" means a resignation within 12 months following the occurrence, without the NEO's written consent, of one or more of the following:

- there is a material reduction in the NEO's authority, status, obligations, or responsibilities;
- there is a reduction in the NEO's total annual compensation of more than 10% unless such reduction is no greater (in percentage terms) than compensation reductions imposed on substantially all of our employees pursuant to a directive of our board of directors;
- any failure by us to pay the NEO's base salary; or
- the relocation of the principal place of our business to a location that is more than a specified number of miles further away from the NEO's home than our current location.

A resignation for "good reason" will not be deemed to have occurred unless the NEO gives us written notice of one of the above conditions within 90 days of its occurrence, and we fail to remedy the condition within 30 days of receipt of such notice.

POTENTIAL PAYMENTS UPON TERMINATION IN CONNECTION WITH A CHANGE IN CONTROL

The following table summarizes the potential payments to our NEOs upon a termination of employment in connection with a change in control.

Named Executive Officer	Salary Continuation ($)	Target Annual Cash Bonus ($)	Value of Accelerated Equity Awards ($) Restricted Stock and Restricted Stock Units[1]	Value of Accelerated Equity Awards ($) Options	Value of Continued Health Care Coverage Premiums ($)	Total ($)
Mr. Arora	1,000,000	1,000,000	—	—	36,012	2,036,012
Mr. Golechha	600,000	600,000	—	—	36,269	1,236,269
Mr. Jenkins	750,000	750,000	664,541	—	36,452	2,200,993
Mr. Klarich	550,000	550,000	—	—	36,012	1,136,012
Mr. Zuk[2]	—	—	—	—	—	—

(1) The amounts reported in this column reflect the aggregate market value of the unvested shares of our common stock underlying outstanding RSUs which remain subject to time-based vesting. The aggregate market value is computed by multiplying (i) the number of unvested shares of our common stock subject to outstanding RSUs which remain subject to time-based vesting only on July 31, 2025, that would become vested by (ii) $173.60 (the closing market price of our common stock on Nasdaq on July 31, 2025).

(2) Mr. Zuk retired in August 2025 and is not eligible to receive payments upon termination in connection with a change in control.

Pay vs. Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation and certain financial performance measures of the Company. For further information concerning the Company's pay-for-performance philosophy and how executive compensation aligns with the Company's performance, please see the "*Executive Compensation—Compensation Discussion and Analysis*" section of this Proxy Statement.

Pay vs. Performance Table

Year[1]	Summary Comp Table Total for PEO[2]	Compensation Actually Paid to PEO[3]	Average Summary Comp Table Total for Non-PEO NEOs[2]	Average Compensation Actually Paid to Non-PEO NEOs[4]	Value of $100 initial investment based on PANW TSR[5]	Value of $100 initial investment based on Peer Group TSR[6]	PANW Net Income (Loss) (in millions)[7]	Annual NGS ARR (in billions)[8]
2025	$ 99,736,336	$ 267,474,290	$23,541,480	$ 61,685,286	$407.00	$280.58	$1,133.9	5.6
2024	$ 58,036,875	$ 105,275,811	$16,323,792	$ 14,485,907	$380.66	$ 226.91	$2,577.6	4.2
2023	$151,425,203	$266,368,755	$ 12,145,914	$ 31,768,696	$ 293.01	$ 167.84	$439.7	3.0
2022	$ 10,410,477	$ 208,514,831	$ 8,058,186	$56,805,285	$ 195.02	$ 132.31	-$267.0	1.9
2021	$ 23,283,858	$ 219,731,970	$10,279,163	$ 54,811,159	$ 155.93	$140.03	-$498.9	1.2

(1) During each of the years presented, our PEO was Nikesh Arora. During fiscal 2025, fiscal 2024, fiscal 2023 and fiscal 2022, our non-PEO NEOs were Dipak Golechha, William "BJ" Jenkins, Lee Klarich and Nir Zuk. During fiscal 2021, our non-PEO NEOs were Dipak Golechha, Lee Klarich, Amit Singh, Luis Felipe Visoso and Nir Zuk.

(2) Amounts reported in this column represent (i) the total compensation, as reported in the Summary Compensation Table in our annual Proxy Statement ("SCT"), for the applicable year for Mr. Arora and (ii) the average of the total compensation, as reported in the SCT in our annual Proxy Statement, for the applicable year for our non-PEO NEOs.

(3) "Compensation actually paid" is calculated in accordance with Item 402(v) of Regulation S-K. The table below sets forth the adjustments made during our fiscal 2025 presented in the table to calculate the "Compensation Actually Paid" to our PEO, Mr. Arora, for fiscal 2025.

PEO

	2025
Total Reported in SCT for the covered fiscal year	**$ 99,736,336**
Less, grant date fair value of equity awards reported in SCT for the covered fiscal year	(94,857,838)
Plus, fair value (as of the end of the covered fiscal year) of equity awards granted in the covered fiscal year that are unvested and outstanding as of the end of the covered fiscal year, computed in accordance with ASC Topic 718	212,550,228
Plus, change in fair value (from the end of the prior fiscal year to the end of the covered fiscal year) of equity awards granted in any prior fiscal year that are outstanding and unvested as of the end of the covered fiscal year, computed in accordance with ASC Topic 718	38,300,838
Plus, fair value (as of the vesting date) of equity awards that are granted and vested in the covered fiscal year, computed in accordance with ASC Topic 718	-
Plus, change in fair value (from the end of the prior fiscal year to the vesting date) of equity awards granted in any prior fiscal year that vested in the covered fiscal year, computed in accordance with ASC Topic 718	11,744,726
Less, fair value (as of the end of the prior fiscal year) of equity awards granted in any prior fiscal year that failed to meet the applicable vesting conditions in the covered fiscal year, computed in accordance with ASC Topic 718	-
Total Adjustments	167,737,954
Compensation Actually Paid	**$267,474,290**

(4) "Compensation actually paid" is calculated in accordance with Item 402(v) of Regulation S-K. The table below sets forth the adjustments made during our fiscal 2025 presented in the table to calculate the "Average Compensation Actually Paid" to our non-PEO NEOs for fiscal 2025.

Non-PEO NEOs

	2025
Average Total Reported in SCT for the covered fiscal year	**$ 23,541,480**
Less, grant date fair value of equity awards reported in SCT for the covered fiscal year	(22,251,235)
Plus, fair value (as of the end of the covered fiscal year) of equity awards granted in the covered fiscal year that are unvested and outstanding as of the end of the covered fiscal year, computed in accordance with ASC Topic 718	51,099,070
Plus, change in fair value (from the end of the prior fiscal year to the end of the covered fiscal year) of equity awards granted in any prior fiscal year that are outstanding and unvested as of the end of the covered fiscal year, computed in accordance with ASC Topic 718	6,651,959
Plus, fair value (as of the vesting date) of equity awards that are granted and vested in the covered fiscal year, computed in accordance with ASC Topic 718	-
Plus, change in fair value (from the end of the prior fiscal year to the vesting date) of equity awards granted in any prior fiscal year that vested in the covered fiscal year, computed in accordance with ASC Topic 718	2,644,012
Less, fair value (as of the end of the prior fiscal year) of equity awards granted in any prior fiscal year that failed to meet the applicable vesting conditions in the covered fiscal year, computed in accordance with ASC Topic 718	-
Total Adjustments	38,143,806
Average Compensation Actually Paid	**$ 61,685,286**

(5) Pursuant to Item 402(v) of Regulation S-K, assumes $100 was invested on July 31, 2020 in our common stock and reinvestment of dividends. Historic stock price performance is not necessarily indicative of future stock price performance.

(6) Pursuant to Item 402(v) of Regulation S-K, assumes $100 was invested on July 31, 2020 in the stocks represented by the peer group and reinvestment of dividends. The peer group consists of the S&P 500 Information Technology Index, an independently prepared index, which is the peer group we used for the stock performance graph required by Item 201(e) of Regulation S-K included in our Annual Report for the year ended July 31, 2025.

(7) Represents net income (loss), as reflected in the Company's audited financial statements included in our Annual Reports on Form 10-K.

(8) We have selected NGS ARR as the Company-Selected Measure because we consider NGS ARR to be a useful operating metric that we use to assess the strength and trajectory of our business. Given this, NGS ARR was utilized as a key financial performance measure in the PSUs granted in fiscal 2025, and was also adopted at the beginning of fiscal 2025 as a key financial performance measure in the remaining performance periods for the fiscal 2024 and fiscal 2023 PSUs. NGS ARR represents the annualized allocated revenue of all active contracts as of the final day of the reporting period related to all product, subscription and support offerings, excluding revenue from hardware products, and legacy attached subscriptions, support offerings and professional services. The scope of products, subscriptions, and support offerings that contribute to NGS ARR will generally increase over time as we introduce or acquire new next-generation products, subscriptions, and support offerings.

2025 Performance Measures

As described in greater detail in the "—*Compensation Discussion and Analysis*" above, our executive compensation program reflects a pay-for-performance philosophy. The measures that we use for both our short-term and long-term incentive awards are selected to closely align executive compensation with our key financial measures approved by the Board and communicated to investors, and the strategies approved by the Board to drive our long-term growth and deliver value to our shareholders.

Listed below is an unranked list of the most important financial performance measures used to link "compensation actually paid" to our NEOs to Company performance for fiscal 2025, as further described in "—*Compensation Discussion and Analysis*" above.

Financial Performance Measures

- Relative TSR Percentile Rank (how the Company's TSR compares to the TSRs of the companies that are a component of the S&P 500 Index on the last day of the applicable performance period)
- NGS ARR
- Annual Non-GAAP EPS
- Revenue
- Organic Operating Margin

Relationship Between "Compensation Actually Paid" and Performance Measures

In accordance with SEC rules, the charts below illustrate how "compensation actually paid" (CAP) to our NEOs aligns with our Company's financial performance as measured by our total shareholder return, our peer group total shareholder return, our net income, and NGS ARR.

CAP vs. TSR



$155.93
$195.02
$293.01
$380.66
$407.00
$140.03
$132.31
$167.84
$226.91
$280.58
$219.7M
$54.8M
$208.5M
$56.8M
$266.4M
$31.8M
$105.3M
$14.5M
$267.5M
$61.7M
2021
2022
2023
2024
2025
Compensation Actually Paid (PEO)
Average Compensation Actually Paid (Non-PEO NEOs)
Company TSR
Peer Group TSR

CAP vs. Net Income (Loss)



-$498.9M
-$267.0M
$439.7M
$2,577.6M
$1,133.9M
$219.7M
$54.8M
$208.5M
$56.8M
$266.4M
$31.8M
$105.3M
$14.5M
$267.5M
$61.7M
2021
2022
2023
2024
2025
Compensation Actually Paid (PEO)
Average Compensation Actually Paid (Non-PEO NEOs)
Net income (loss) (in millions)

CAP vs NGS ARR


$5.6B
$4.2B
$3.0B
$1.9B
$1.2B
$219.7M
$54.8M
$208.5M
$56.8M
$266.4M
$31.8M
$105.3M
$14.5M
$267.5M
$61.7M
2021
2022
2023
2024
2025
Compensation Actually Paid (PEO)
Average Compensation Actually Paid (Non-PEO NEOs)
NGS ARR

Executive Officers

The following table identifies certain information about our executive officers as of October 15, 2025, other than with respect to Mr. Zuk who ceased being an executive officer on August 14, 2025. As Mr. Zuk was an executive officer for our fiscal 2025, we have included him in this section for completeness. Officers are appointed by our board of directors to hold office until their successors are elected and qualified.

Name	Age	Position(s)
Nikesh Arora	57	Chief Executive Officer and Chairman
Dipak Golechha	51	Executive Vice President and Chief Financial Officer
William "BJ" Jenkins	59	President
Lee Klarich	50	Chief Product and Technology Officer and Director
Nir Zuk	54	Founder Emeritus; Former Chief Technology Officer and Former Director

Nikesh Arora. For a brief biography of Mr. Arora, please see *"Proposal No. 1—Election of Directors—Directors—Continuing Directors."*

Dipak Golechha has served as our Chief Financial Officer since March 2021. Mr. Golechha joined the Company in December 2020 as Senior Vice President, Finance. Prior to joining the Company, from August 2020 until December 2020, Mr. Golechha served as senior advisor at Boston Consulting Group, a management consulting firm. From December 2016 to April 2020, Mr. Golechha was President and Chief Executive Officer of Excelligence Learning Corporation, a tech-enabled platform company in early childhood education. From August 2014 through July 2016, Mr. Golechha served as the chief financial officer of NBTY Inc., also known as The Nature's Bounty Company, a manufacturer of vitamins, minerals and health supplements. During 2014, Mr. Golechha served as the chief financial officer of Chobani, a yogurt company. Prior to Chobani, Mr. Golechha worked at The Procter & Gamble Company, an American multinational consumer goods corporation, for 18 years, most recently serving as chief financial officer / chief operating officer of the Global Feminine Care / Adult Care Division from August 2012 to December 2013. Mr. Golechha holds a bachelor's degree and a master's degree from St. John's College, Cambridge University in Economics.

William "BJ" Jenkins has served as our President since August 2021. Prior to joining the Company, Mr. Jenkins served as President and CEO of Barracuda Networks, Inc., a computer security and data storage company, from November 2012 through July 2021. Prior to this position, Mr. Jenkins held multiple business unit and sales and marketing leadership roles at EMC Corporation, a provider of enterprise storage systems, software, and networks. Mr. Jenkins holds an engineering degree from the University of Illinois and an M.B.A. from Harvard Business School.

Lee Klarich For a brief biography of Mr. Klarich, please see "*Proposal No. 1—Election of Directors—Directors—Continuing Directors.*"

Nir Zuk is our Founder Emeritus. He served as our Chief Technology Officer and as a member of our Board from March 2005 to August 2025. From April 2004 to March 2005, Mr. Zuk was Chief Security Technologist at Juniper Networks, Inc., a supplier of network infrastructure products and services. From September 2002 until its acquisition by Juniper in April 2004, Mr. Zuk was Chief Technology Officer at NetScreen Technologies, Inc., a provider of ASIC-based Internet security systems. In December 1999, Mr. Zuk co-founded OneSecure, Inc., a provider of prevention and detection appliances, and was Chief Technical Officer until its acquisition by NetScreen in September 2002. From 1994 to 1999, Mr. Zuk served in several technical roles, including Principal Engineer at Check Point Software Technologies Ltd., an enterprise software security company. Mr. Zuk attended Tel Aviv University where he studied Mathematics.

Equity Compensation Plan Information

The following table provides information as of July 31, 2025, with respect to the shares of our common stock that may be issued under our existing equity compensation plans.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights ($)[2]	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by shareholders[1]	26,534,690	$ 32.76	70,767,781
Equity compensation plans not approved by shareholders	9,499	—	—
Total	26,544,189		70,767,781

(1) Includes the following plans: the 2012 Equity Incentive Plan, 2021 Equity Incentive Plan and 2012 Employee Stock Purchase Plan ("2012 ESPP"). Our 2012 ESPP provides that on the first day of each fiscal year beginning with fiscal 2014 the number of shares authorized for issuance under the 2012 ESPP is automatically increased by a number equal to the lesser of (i) 12,000,000 shares of common stock, (ii) one percent (1.0%) of the number of shares of common stock outstanding on such date, or (iii) an amount determined by our board of directors or a duly authorized committee of our board of directors.

(2) The weighted average exercise price does not take into account outstanding restricted stock, PSUs or time-based RSUs, which have no exercise price.

PROPOSAL NO. 4

Amendment to Our 2021 Equity Incentive Plan

We are asking our shareholders to approve an amendment to our 2021 Equity Incentive Plan ("2021 Plan") to increase the number of shares of our common stock ("Shares") reserved for issuance under the 2021 Plan by 10,000,000 Shares. Other than this increase, no changes are proposed to be made to the 2021 Plan.

Why Should Shareholders Vote to Approve the Amendment to the 2021 Plan?

The Amendment to the 2021 Plan Will Allow Us to Continue Attracting and Retaining the Best Talent

Our Board believes that our success depends on the ability to attract and retain the best available personnel for positions of substantial responsibility and that the ability to grant equity awards is crucial to recruiting and retaining the services of these individuals. In addition, our Board believes that equity awards provide additional incentive to our employees, directors and consultants and promote our success. Without a motivated and dedicated workforce, we could not deliver the strong financial performance we experienced in fiscal 2025 (as described elsewhere in this Proxy Statement). If shareholders do not approve the amendment to the 2021 Plan at the Annual Meeting, we may be unable to continue granting equity awards as needed, which could prevent us from successfully attracting and retaining the highly skilled talent we need.

A Principled and Disciplined Approach

The Compensation and People Committee has adopted a principled and disciplined approach to increasing the shares reserved for issuance under our 2021 Plan, which we believe aligns with best practices. This approach consists of the following principles:

- Share requests should align with our commitments to reduce stock-based compensation expense as a percentage of revenue. Our stock-based compensation expense as a percentage of revenue was 14.1% in fiscal 2025.
- Share reserves should be sufficient to cover one and a half to two years of grants, which the Committee believes is aligned with best practices and provides the Company with a reasonable buffer in case of extraordinary circumstances (e.g., stock price volatility, changes in hiring, acquisitions of other companies, etc.).
- Share requests should be subject to shareholder approval on an annual basis, which the Committee believes provides transparency to our shareholders and more flexibility to manage our needs.

A Reasonable Number of Shares Will Be Added to the 2021 Plan

If our shareholders approve the amendment to the 2021 Plan, 10,000,000 Shares will be added to the maximum number of Shares that may be issued under the 2021 Plan. We anticipate these Shares will be enough to meet our expected needs for the next one to two years.

- **Number of Shares Remaining under the 2021 Plan**. As of October 15, 2025, 25,718,111 Shares remained available for grant under the 2021 Plan.
- **Overhang**. As of October 15, 2025, outstanding equity awards under our 2012 Plan and the 2021 Plan covered 27,208,517 Shares which represented approximately 4.0% of our outstanding Shares as of that date.
- **Historical Grant Practices**. In fiscal 2023, 2024 and 2025, we granted equity awards (excluding equity awards we have assumed in acquisitions) covering 18.5 million, 12.6 million, and 9.6 million Shares, respectively, for equity awards covering a total of 40.7 million Shares over that three-year period.

- **Forecasted Grants**. To determine how long the Shares to be added to the 2021 Plan will enable us to make grants of equity awards, our Compensation and People Committee and our Board reviewed a forecast that considered these factors: (i) the remaining number of Shares available for future grants under the 2021 Plan and (ii) forecasted future grants, with the future grant amounts determined based on assumptions regarding our stock price and the competitive dollar value to be delivered to the grant recipient.
  - Because we generally determine the size of equity awards to be granted based on the value of the award, if the stock price used to determine the number of Shares subject to an award differs significantly from the stock price assumed in the forecast (which was $187.50 per share to $212.50 per share), our actual Share usage will deviate significantly from our forecasted Share usage. For example, if our stock price used to determine the number of Shares subject to an award is lower than the stock prices assumed in the forecast, we would need a larger number of Shares than anticipated to deliver the same intended value to participants.

We Have Used Our Equity Plans Responsibly

In response to the feedback that we have received from our shareholders over the past several years, the Compensation and People Committee has undertaken a concerted program of reducing our annual stock-based compensation expense as a percentage of revenue. The graph below illustrates our stock-based compensation expense for fiscal years 2021 through 2025, including as a percentage of revenue.


Annual Total Share-Based Compensation ($ in millions)
$1300.0
$1040.0
$780.0
$520.0
$260.0
$0.0
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
$927
$1,013
$1,087
$1,079
$1,300
21.8%
18.4%
15.8%
13.4%
14.1%
FY21
FY22
FY23
FY24
FY25
Annual SBCE
SBCE Percent of Revenue

We recognize the dilutive impact of our equity compensation on our shareholders and continuously strive to balance this concern with the competition for talent. In the process it used to determine the number of Shares to be added to the 2021 Plan, our Compensation and People Committee and Board reviewed analyses prepared by Meridian Compensation Partners, our independent compensation consultant, which included analysis of the burn rate and overhang metrics discussed below.

If approved, the Shares added to the 2021 Plan would represent approximately 1.5% of our 683,982,694 outstanding Shares as of October 15, 2025. Our Board believes the potential dilution to shareholders is reasonable and sustainable to meet our business goals.

Gross burn rate can be used by some to assess a company's use of equity compensation. Gross burn rate is defined as the number of shares underlying equity awards granted in a given fiscal year (excluding any equity awards we have assumed in connection with our merger and acquisition activity) divided by the number of shares of weighted average common stock outstanding ("CSO").

Potential actual dilution to shareholders is often measured by analyzing the net burn rate. Net burn rate is defined as (i) the number of shares underlying equity awards granted in a given fiscal year (excluding any equity awards we have assumed in connection with our merger and acquisition activity) minus shares subject to outstanding equity awards forfeited during the year and returned to the plan divided by (ii) CSO. This measure indicates the rate at which we actually create potential future shareholder dilution.

We have managed our net burn rate to 2.4% in fiscal 2023, 1.4% in fiscal 2024, and 0.6% in fiscal 2025, which represents an average of 1.5% over that three-year period.

The following table shows our gross and net burn rate over the past three fiscal years and the average CSO of those three years.

in millions	**Fiscal 2023**	**Fiscal 2024**	**Fiscal 2025**	**Average**
Performance-based stock options ("PSOs") granted	—	—	—	—
PSOs earned	2.2	—	—	0.7
RSUs granted[1]	11.4	8.3	5.8	8.5
PSUs granted[2]	7.1	4.3	3.8	5.1
PSUs earned	2.6	3.2	1.2	2.4
Total awards granted[3]	18.5	12.6	9.6	13.6
Weighted average common stock outstanding	606.4	638.5	662.5	635.8
Gross Burn Rate	3.1%	2.0%	1.5%	2.1%
Forfeitures of Options	—	—	—	—
Forfeitures of PSOs	—	—	—	—
Forfeitures of PSUs and time-based RSUs	3.8	3.8	5.4	4.4
Net Burn Rate	2.4%	1.4%	0.6%	1.5%

(1) Excludes approximately 0.1 million, 0.2 million, and 0.2 million equity awards assumed in acquisitions in each of fiscal 2023, fiscal 2024, and fiscal 2025, respectively.

(2) For PSUs, shares granted represent the aggregate maximum number of shares that may be earned and issued with respect to these awards over their full terms.

(3) Includes time-based RSUs and PSUs granted.

The 2021 Plan Includes Compensation and Governance Best Practices

The 2021 Plan includes provisions considered best practices for compensation and corporate governance purposes. These provisions protect our shareholders' interests:

- **Administration**. The 2021 Plan is administered by our Compensation and People Committee, which consists entirely of independent non-employee directors.
- **Repricing is Not Allowed without Shareholder Approval**. The 2021 Plan does not permit awards to be repriced or exchanged for other awards unless shareholders approve the repricing or exchange.
- **No Single-Trigger Vesting Acceleration upon a Change in Control for Employees and Consultants**. Awards under the 2021 Plan will be treated in a change in control (as defined in the 2021 Plan) in the manner determined by the administrator, and except for awards granted to our non-employee directors for their service as non-employee directors, the terms of the 2021 Plan provide for no automatic vesting of awards upon a change in control unless the award is not assumed or substituted.
- **Limited transferability**. Awards under the 2021 Plan generally may not be sold, assigned, hypothecated, transferred, or disposed of in any manner, unless otherwise approved by the administrator (on such terms as the administrator deems appropriate) or required by applicable laws.
- **No Tax Gross-ups**. The 2021 Plan does not provide for any tax gross-ups.
- **Forfeiture Events**. Each award under the 2021 Plan and any other incentive compensation paid to a participant is subject to our clawback policy that was in effect when the 2021 Plan was originally adopted and any clawback policy that we establish or amend to comply with applicable laws, and the administrator may require a participant to forfeit, return, or reimburse all or a portion of the award or other compensation and any amounts paid under the award or other compensation to comply with such clawback policy or applicable laws.
- **Reasonable Annual Limits on Non-Employee Director Compensation**. The 2021 Plan sets limits as to the total compensation that non-employee directors may receive (for service as a non-employee director) during each fiscal year.
- **No Dividends on Unvested Awards**. No dividends or other distributions may be paid with respect to any Shares underlying the unvested portion of an award.
- **Limited share recycling from the 2012 Plan**. Our Board amended the 2021 Plan in August 2025 to eliminate the ability to recycle shares from the 2012 Equity Incentive Plan ("2012 Plan") that are tendered to, or withheld by, the Company for payment of an exercise price or for tax withholding obligations, such that going forward recycling is only permitted for awards previously granted under the 2012 Plan that have expired or terminated without being exercised in full or are forfeited to or repurchased by the Company due to failure to vest.

Our executive officers and directors have an interest in the approval of the amendment to the 2021 Plan because they are eligible to receive equity awards under the 2021 Plan.

REQUIRED VOTE

The approval of the amendment to our 2021 Plan requires the affirmative vote of a majority of the shares of our common stock present virtually or by proxy at the Annual Meeting and entitled to vote thereon to be approved. You may vote "for," "against," or "abstain" with respect to this proposal. Abstentions are considered votes present and entitled to vote on this proposal, and thus will have the same effect as votes "against" this proposal. Broker non-votes will have no effect on the outcome of this proposal.



Recommendation of the Board

The Board recommends that you vote **"FOR"** the approval of the amendment to the 2021 Equity Incentive Plan and the increase to the number of Shares reserved for issuance under the 2021 Equity Incentive Plan.

Summary of the 2021 Plan

The following paragraphs summarize the principal features of the 2021 Plan, as amended, and its operation. However, this summary is not a complete description of the provisions of the 2021 Plan and is qualified in its entirety by the specific language of the 2021 Plan. A copy of the 2021 Plan is provided as Appendix B to this Proxy Statement.

Purpose of the 2021 Plan

The purpose of the 2021 Plan is to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors, and consultants, and promote the success of our business. These incentives can be provided through the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance units, and performance shares.

Shares Available for Issuance

Subject to the adjustment provisions in the 2021 Plan, the number of Shares reserved for issuance under the 2021 Plan is equal to (i) 64,370,000 Shares plus (ii) any Shares subject to awards previously granted under the 2012 Plan that, (A) on or after the date our shareholders initially approve the 2021 Plan through August 14, 2025, expired or otherwise terminated without having been exercised or issued in full, were tendered to or withheld by us for payment of an exercise price or for tax withholding obligations, or that were forfeited to or repurchased by us due to failure to vest; and (B) after August 14, 2025, expire or otherwise terminate without having been exercised or issued in full, or are forfeited to or repurchased by the us due to failure to vest, with the maximum number of shares to be added under the foregoing clause equal to 63,480,126 Shares. If we substitute equity awards for equity awards of acquired entities in connection with mergers, reorganizations, separations, or other transactions as described in the 2021 Plan, the grant of such substituted awards will not decrease the number of Shares available for issuance under the 2021 Plan. Shares may be authorized, but unissued, or reacquired common stock.

If an award granted under the 2021 Plan expires or becomes unexercisable without having been exercised in full or is forfeited to or repurchased by us due to failure to vest, then the expired, unexercised, forfeited, or repurchased Shares subject to that award will become available for future grant or sale under the 2021 Plan. If an award of stock appreciation rights is exercised, the gross number of Shares underlying the portion of a stock appreciation right that is exercised will cease to be available under the 2021 Plan. Shares actually issued under the 2021 Plan under any award will not be returned to the 2021 Plan and will not become available for future grant or sale under the 2021 Plan; provided, however, that if Shares issued under awards of restricted stock, restricted stock units, performance shares or performance units are repurchased by us or are forfeited to us due to failure to vest, such Shares will become available for future grant under the 2021 Plan. Shares used to pay the exercise price of an award or to satisfy tax withholding obligations related to an award will not become available for future grant or sale under the 2021 Plan. If an award is paid in cash rather than Shares, such payment will not reduce the number of Shares available for issuance under the 2021 Plan.

In the event of certain dividends or other distributions (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities or other change in the corporate structure affecting our Shares, the 2021 Plan administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the 2021 Plan, will adjust the number and class of shares that may be delivered under the 2021 Plan, and/or the number, class and price of shares of stock subject to outstanding awards, and the award grant limitations discussed above.

During the term of the 2021 Plan, we will at all times reserve and keep available a number of Shares sufficient to satisfy the requirements of the 2021 Plan.

Limitations

The 2021 Plan also provides that no non-employee director may be paid compensation for service as a non-employee director that, in the aggregate, exceeds $2,000,000 for any fiscal year of ours, increased to $4,000,000 for the non-employee director for our fiscal year in which he or she joins our Board as a non-employee director. For these purposes, compensation includes equity awards (including any awards issued under the 2021 Plan), with the value of such equity awards measured based on their grant date fair value (determined under U.S. generally accepted accounting principles), and any other compensation (such as cash retainers or fees) for director service. Any award granted to a participant while he or she was an employee or a consultant (other than a non-employee director) will not count for this limitation.

Administration

Our Board, any committee of individuals satisfying applicable laws appointed by our Board, or any duly authorized committee of our Board acts as the "administrator" of the 2021 Plan. Different administrators may administer the 2021 Plan with respect to different groups of service providers. Our Board has designated our Compensation and People Committee as an administrator of the 2021 Plan. To make grants to certain officers and key employees, the members of the committee must qualify as "non-employee directors" under Rule 16b-3 of the Exchange Act.

Subject to the terms of the 2021 Plan, the administrator has the authority to make any determinations and perform any actions that it deems necessary or advisable to administer the 2021 Plan, such as the authority to: determine the fair market value of a Share, select the service providers who will receive awards; determine the number of Shares covered by each award and the terms of each award; approve forms of award agreements for use with the 2021 Plan; interpret, modify or amend each award (subject to the repricing restrictions of the 2021 Plan), including to accelerate vesting or waive forfeiture restrictions; interpret the 2021 Plan; and delegate ministerial duties to any of our employees. The administrator may allow a participant to defer the receipt of payment of cash or delivery of Shares otherwise due to such participant. The administrator may make rules and regulations relating to the 2021 Plan, including rules, regulations, and sub-plans to facilitate compliance with applicable non-U.S. laws, easing the administration of the 2021 Plan, and/or take advantage of tax-favorable treatment of awards granted to service providers outside the U.S., and may make all other determinations deemed necessary or advisable for administering the 2021 Plan.

Eligibility

All types of awards, other than incentive stock options, may be granted to our non-employee directors and to employees and individual consultants of ours or any parent or subsidiary corporation of ours. Incentive stock options may be granted only to employees of ours or any parent or subsidiary corporation of ours. As of July 31, 2025, we and our subsidiary entities had approximately 16,068 employees (inclusive of our two employee directors during fiscal 2025), approximately 13 individual consultants who received awards, and nine non-employee directors.

Stock Options

An option gives a participant the right to purchase a specified number of Shares for a fixed exercise price during a specified period. Each option granted under the 2021 Plan will be evidenced by an award agreement specifying the number of Shares subject to the option and the other terms of the option, consistent with the 2021 Plan.

The exercise price per Share of each option may not be less than the fair market value of a Share on the date of grant (except, in the case of a nonstatutory stock option, as otherwise required by applicable laws). However, any incentive stock option granted to a person who at the time of grant owns stock representing more than 10% of the total combined voting power of all classes of our stock or any parent or subsidiary corporation of ours (a "ten percent shareholder") must have an exercise price per Share equal to at least 110% of the fair market value of a Share on the date of grant. The aggregate fair market value of the Shares (determined on the grant date) covered by incentive stock options which first become exercisable by any participant during any calendar year also may not exceed $100,000. For this purpose, the fair market value of a Share is generally the closing sales price of our stock, as reported on the primary stock exchange on which it is traded. On October 15, 2025, the closing price of a Share on Nasdaq was $206.70.

Options will be exercisable at such times or under such conditions as determined by the administrator and set forth in the award agreement. When a participant's service ends, the unvested portion of the participant's option generally expires. The vested portion of the option will remain exercisable for the period following the end of the participant's service that was determined by the administrator and specified in the participant's award agreement, and if no such period was specified in the award agreement, the vested portion of the option will remain exercisable for: (i) three months following the end of the participant's service provider status for reasons other than death or disability or (ii) 12 months following the end of the participant's service provider status due to death or disability. In addition, a participant's award agreement may provide for an extension of the post-service exercise period if the participant's service ends for reasons other than his or her death or disability and the exercise of the option following the termination of service would result in liability under Section 16(b) of the Exchange Act or would violate the registration requirements under the Securities Act.

The term of an option will be specified in the award agreement, but the term of an incentive stock option may not be more than ten years (or five years for an incentive stock option granted to a ten percent shareholder).

The administrator will determine the acceptable form(s) of consideration for exercising an option. An option will be deemed exercised when we receive the notice of exercise and full payment for the Shares to be exercised, together with any amounts necessary to satisfy withholding obligations for tax-related items. At any time after the grant of an option, the administrator has the discretion to accelerate the time at which the option will vest or become exercisable.

Stock Appreciation Rights

A stock appreciation right gives a participant the right to receive the appreciation in the value of a Share between the date an award is granted and the date it is exercised. Upon exercise of a stock appreciation right, the holder of the award will be entitled to receive an amount determined as the product of: (i) the difference between the fair market value of a Share on the date of exercise and the exercise price per Share and (ii) the number of Shares covered by the exercised portion of the stock appreciation right. We may pay that amount in cash, Shares, or a combination of both. Each stock appreciation right granted under the 2021 Plan will be evidenced by an award agreement specifying the exercise price and the other terms of the award.

The exercise price per Share of each stock appreciation right may not be less than the fair market value of a Share on the date of grant, unless otherwise required by applicable laws.

Stock appreciation rights will be exercisable at such times or under such conditions as determined by the administrator and set forth in the award agreement. The terms relating to the period of exercise of stock appreciation rights following the termination of a participant's service are similar to those for options described above. At any time after the grant of a stock appreciation right, the administrator has the discretion to accelerate the time at which the stock appreciation right will vest or become exercisable.

Restricted Stock Awards

Awards of restricted stock are rights to acquire or purchase Shares that vest under the terms established by the administrator in its sole discretion. Unless the administrator provides otherwise, participants holding Shares of restricted stock will have voting rights with respect to such Shares without regard to vesting. After an award of restricted stock has been granted, the administrator has the discretion to reduce or waive any restrictions and to accelerate the time at which any restrictions will lapse or be removed.

Restricted Stock Units

A restricted stock unit represent a right to receive cash or Shares if the performance goals or other vesting criteria set by the administrator are achieved or the restricted stock unit otherwise vests. Each award of restricted stock units granted under the 2021 Plan will be evidenced by an award agreement specifying the number of Shares subject to the award and other terms of the award.

The administrator may set vesting conditions based upon the achievement of Company-wide, divisional, business unit or individual goals (such as continued employment or service), applicable U.S. or non-U.S. federal or state securities laws, or any other basis determined by the administrator, in its discretion.

After an award of restricted stock units has been granted, the administrator has the discretion to reduce or waive any restrictions or vesting criteria that must be met to receive a payout or to accelerate the time at which any restrictions will lapse or be removed. A participant will forfeit any unearned restricted stock units on the date specified in the participant's award agreement. The administrator in its sole discretion may pay earned restricted stock units in cash, Shares, or a combination of both.

Performance Units and Performance Shares

Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. Performance units will have an initial value established by the administrator on or before the date of grant. Each performance share will have an initial value equal to the fair market value of a Share on the grant date. Performance units and performance shares will result in a payment to a participant only if the performance goals or other vesting criteria set by the administrator are achieved or the awards otherwise vest.

Each award of performance units or performance shares granted under the 2021 Plan will be evidenced by an award agreement specifying the performance period and other terms of the award. The administrator may set vesting criteria based upon the achievement of Company-wide, divisional, business unit or individual goals (such as continued employment or service), applicable U.S. or non-U.S. federal or state securities laws, or any other basis determined by the administrator, in its discretion.

After an award of performance units or performance shares has been granted, the administrator has the discretion to accelerate, reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares.

The administrator has the discretion to pay earned performance units or performance shares in the form of cash, Shares (which will have an aggregate fair market value equal to the earned performance units or performance shares at the close of the performance period), or a combination of both.

A participant will forfeit any performance units or performance shares not earned and not vested as of the date specified in the participant's award agreement.

Transferability of Awards

Unless otherwise specified by the administrator or required by applicable laws, awards are not transferable other than by will or by the laws of descent or distribution. The administrator may permit an award to be transferred (i) under a domestic relations order, official marital settlement agreement, or other divorce or separation agreement, or (ii) to the extent permitted by Form S-8 under the Securities Act and any other applicable laws. Any individual or entity to whom an award is transferred will be subject to all of the terms and conditions applicable to the participant who transferred the award, including the terms and conditions in the 2021 Plan and the award agreement. If an award is unvested, then the service of the participant will continue to determine whether the award will vest and when it will terminate.

Dissolution or Liquidation

In the event of our proposed dissolution or liquidation, the administrator will notify each participant as soon as practicable prior to the effective date of such proposed transaction. An award will terminate immediately prior to consummation of such proposed action to the extent the award has not been previously exercised.

Merger or Change in Control

The 2021 Plan provides that, in the event of a merger or change in control, each award will be treated as the administrator determines without a participant's consent. The administrator will not be required to treat all awards, all awards held by a participant, all awards of the same type, or all portions of awards the same in the transaction.

If the successor corporation does not assume or substitute for the award (or portion thereof), the participant will vest in and may exercise all of the participant's outstanding options and stock appreciation rights (or portion thereof) that is not assumed or substituted for, all restrictions on restricted stock and restricted stock units will lapse. With respect to awards with performance-based vesting that are not assumed or substituted for, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels, and all other terms met, in each case, unless specifically provided otherwise under the applicable award agreement. In addition, if an option or stock appreciation right (or its applicable portion) is not assumed or substituted for, the administrator will notify the participant in writing or electronically that the option or stock appreciation right will be exercisable for a period of time determined by the administrator, in its sole discretion, and the option or stock appreciation right (or its applicable portion) will terminate upon the expiration of such period.

For awards granted to each of our non-employee directors, in the event of a change in control, (i) the non-employee director will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, (ii) all restrictions on the non-employee director's restricted stock and restricted stock units will lapse, and (iii) with respect to the non-employee director's awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at target levels and all other terms and conditions will be deemed met, unless specifically provided otherwise under the applicable award agreement.

Forfeiture Events

Each award under the 2021 Plan and any other compensation paid or payable to a participant (including, but not limited to, equity awards issued outside of the 2021 Plan) will be subject to any clawback policy of ours, and the administrator also may specify in an award agreement that the participant's rights, payments, and benefits regarding an award will be subject to reduction, cancellation, forfeiture, recoupment, reimbursement, or reacquisition upon the occurrence of certain specified events. An award will be subject to the Company's clawback policy in effect when the award is granted and any other clawback policy of ours as established and/or amended from time to time (including without limitation pursuant to the listing standards of any national securities exchange or association on which our securities are listed or as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act). The administrator may require a participant to forfeit, return, or reimburse all or a portion of the award and any amounts paid under the award to comply with such clawback policy or applicable laws.

No recovery of compensation under a clawback policy or otherwise will constitute an event that triggers or contributes to any right of a participant to resign for "good reason" or "constructive termination" (or similar term) under any agreement with us or any of our parent or subsidiary corporations, unless the 2021 Plan provisions described in the prior paragraph specifically are mentioned and waived in an award agreement or other document.

Termination or Amendment

The administrator may amend, alter, suspend, or terminate the 2021 Plan at any time, provided that no amendment may be made without shareholder approval to the extent approval is necessary to comply with any applicable laws. No amendment, alteration, suspension, or termination may materially impair the rights of any participant with respect to his or her outstanding awards unless mutually agreed otherwise between the participant and the administrator. The 2021 Plan will continue until terminated by the administrator, but no incentive stock option may be granted after the tenth anniversary of the date the 2021 Plan was originally adopted by our Board.

Notwithstanding the prior paragraph, the Administrator may amend the terms of any one or more awards without an affected participant's consent even if it does materially impair the participant's rights, subject to the limitations of applicable laws, if any, if such amendment is done (i) in a manner expressly permitted under the 2021 Plan; (ii) to maintain the qualified status of the award as an incentive stock option under Section 422 of the Code; (iii) to change the terms of an incentive stock option, if such change results in impairment of the award only because it impairs the qualified status of the award as an incentive stock option under Section 422 of the Code; (iv) to clarify the manner of exemption from, or to bring the award into compliance with, Section 409A of the Code; or (v) to comply with other applicable laws.

Summary of U.S. Federal Income Tax Consequences

The following summary is intended only as a general guide to the U.S. federal income tax consequences of participation in the 2021 Plan. The summary is based on existing U.S. laws and regulations, and there can be no assurance that those laws and regulations will not change. The summary is not complete and does not discuss the tax consequences upon a participant's death, or the income tax laws of any municipality, state, or non-U.S. country in which a participant may reside. Tax consequences for any particular participant may vary based on individual circumstances.

Incentive Stock Options

A participant recognizes no taxable income for regular income tax purposes because of the grant or exercise of an option that qualifies as incentive stock option under Section 422 of the Code. If a participant exercises the option and then later sells or otherwise disposes of the Shares acquired through the exercise the option after both the two-year anniversary of the date the option was granted and the one-year anniversary of the exercise, the participant will recognize a capital gain or loss equal to the difference between the sale price of the Shares and the exercise price.

However, if the participant disposes of such Shares either on or before the two-year anniversary of the date of grant or on or before the one-year anniversary of the date of exercise (a "disqualifying disposition"), any gain up to the excess of the fair market value of the Shares on the date of exercise over the exercise price generally will be taxed as ordinary income, unless the Shares are disposed of in a transaction in which the participant would not recognize a loss (such as a gift). Any gain in excess of that amount will be a capital gain. If a loss is recognized, there will be no ordinary income, and such loss will be a capital loss.

For purposes of the alternative minimum tax, the difference between the option exercise price and the fair market value of the Shares on the exercise date is treated as an adjustment item in computing the participant's alternative minimum taxable income in the year of exercise. In addition, special alternative minimum tax rules may apply to certain subsequent disqualifying dispositions of the Shares or provide certain basis adjustments or tax credits.

Nonstatutory Stock Options

A participant generally recognizes no taxable income as the result of the grant of a nonstatutory stock option. However, upon exercising the option with respect to any Shares, the participant normally recognizes ordinary income equal to the amount that the fair market value of such Shares on such date exceeds the exercise price for such Shares. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of the Shares acquired by exercising a nonstatutory stock option, any gain or loss (based on the difference between the sale price and the fair market value on the exercise date) will be taxed as capital gain or loss.

Stock Appreciation Rights

A participant generally recognizes no taxable income as the result of the grant of a stock appreciation right. However, upon exercising the stock appreciation right with respect to any Shares, the participant normally recognizes ordinary income equal to the amount that the fair market value of such Shares on such date exceeds the exercise price for such Shares. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of the Shares acquired by exercising a stock appreciation right, any gain or loss (based on the difference between the sale price and the fair market value on the exercise date) will be taxed as capital gain or loss.

Restricted Stock Awards

A participant acquiring Shares of restricted stock generally will recognize ordinary income equal to the amount that the fair market value of the Shares on the vesting date exceeds the purchase price paid by the participant for such Shares (if any). If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. The participant may elect, under Section 83(b) of the Code, to accelerate the ordinary income tax event to the date of acquisition by filing an election with the Internal Revenue Service no later than 30 days after the date the Shares are acquired. Upon the sale of Shares acquired under a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value on the date the ordinary income tax event occurs, will be taxed as capital gain or loss.

Restricted Stock Unit Awards

There are no immediate tax consequences of receiving an award of restricted stock units. A participant who is awarded restricted stock units generally will have to recognize ordinary income equal to the fair market value of Shares issued to such participant at the end of the applicable vesting period or, if later, the settlement date elected by the administrator or a participant. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Any additional gain or loss recognized upon any later disposition of any Shares received would be capital gain or loss.

Performance Shares and Performance Unit Awards

A participant generally will recognize no income upon the grant of a performance share or a performance unit award. Upon the settlement of such awards, participants normally will recognize ordinary income in the year of receipt in an amount equal to the cash received and the fair market value of any cash or unrestricted Shares received. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of any Shares received, any gain or loss, based on the difference between the sale price and the fair market value on the date the ordinary income tax event occurs, will be taxed as capital gain or loss.

Section 409A

Section 409A provides certain requirements for non-qualified deferred compensation arrangements with respect to an individual's deferral and distribution elections and permissible distribution events. Awards granted under the 2021 Plan with a deferral feature will be subject to the requirements of Section 409A. If an award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award, when vested, which may be before the compensation is actually or constructively received. Also, if an award subject to Section 409A violates Section 409A's provisions, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income and potentially penalties and interest on such deferred compensation.

Tax Effect for Us

We generally will be entitled to a tax deduction in connection with an award under the 2021 Plan equal to the ordinary income realized by a participant when the participant recognizes such income (for example, the exercise of a nonstatutory stock option or the disqualifying disposition of Shares acquired through the exercise of an incentive stock option) except to the extent such deduction is limited by applicable provisions of the Code. Special rules limit the deductibility of compensation paid to our chief executive officer and other "covered employees" as determined under Section 162(m) and applicable guidance. Under Section 162(m), the annual compensation paid to any of these specified executives will be deductible only to the extent that it does not exceed $1,000,000.

THE SUMMARY ABOVE IS ONLY A SUMMARY OF THE EFFECT OF U.S. FEDERAL INCOME TAXATION ON PARTICIPANTS AND US WITH RESPECT TO AWARDS UNDER THE 2021 PLAN. IT IS NOT INTENDED TO BE COMPLETE AND MAY NOT DISCUSS THE IMPACT OF EMPLOYMENT OR OTHER TAX REQUIREMENTS, THE TAX CONSEQUENCES OF A PARTICIPANT'S DEATH, OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE, OR NON-U.S. COUNTRY IN WHICH THE PARTICIPANT MAY RESIDE.

New Plan Benefits

The number of awards that an employee, director, or consultant may receive under the 2021 Plan is in the discretion of the administrator and therefore cannot be determined in advance. The following table sets forth: (i) time-based restricted stock units ("RSUs"), and performance-based restricted stock units ("PSUs") granted under the 2012 Plan and the 2021 Plan during fiscal 2025 to each of our NEOs assuming, for purposes of PSUs, maximum achievement; our executive officers, as a group (which constitutes our NEOs as of the end of fiscal 2025); our directors who are not executive officers, as a group; and all of our employees who are not executive officers, as a group; and (ii) the aggregate grant date fair value of such RSUs and PSUs assuming, for purposes of the PSUs, the maximum level of achievement.

Name of Individual or Group	Number of Shares Subject to RSUs and PSUs Granted[1]	Dollar Value of Shares Subject to RSUs and PSUs Granted[1]
Nikesh Arora Chief Executive Officer and Chair of the Board	1,423,600 [2]	$ 268,674,816
Dipak Golechha Executive Vice President, Chief Financial Officer	364,200 [2]	$ 67,920,673
William "BJ" Jenkins President	379,464 [2]	$ 71,178,030
Lee Klarich Chief Product Officer and Director	361,224 [2]	$ 72,157,209
Nir Zuk [4] Founder Emeritus; Former Chief Technology Officer and Former Director	220,696 [2]	$ 44,558,141
All executive officers, as a group	2,749,184	$ 524,488,869
All directors who are not executive officers, as a group	23,906 [3]	$ 4,493,846
All employees who are not executive officers, as a group	7,047,815	$1,338,780,023

(1) The amounts reported represent the grant date fair value of the PSUs and the RSUs granted in fiscal 2025, calculated in accordance with ASC Topic 718, assuming maximum achievement for PSUs. The assumptions used in calculating the grant date fair value of the PSUs and the RSUs reported in this column are set forth in the notes to our audited consolidated financial statements included in our Annual Report on Form 10-K for our fiscal year ended July 31, 2025. The value of the PSUs is calculated using a Monte-Carlo simulation valuation performed as of the date of grant by an independent third party. With respect to the fiscal 2025, fiscal 2024, and fiscal 2023 executives PSUs that contain a three-year performance period in which the financial performance measure targets are set at the beginning of each fiscal year, we approved only the fiscal 2025 performance targets for those PSUs in fiscal 2025. As a result, only those portions of those PSUs (covering one-third of the PSUs) have a reportable grant date fair value under ASC Topic 718 and are included in this table. The remaining portions of the fiscal 2025 PSUs and fiscal 2024 PSUs do not have a reportable grant date fair value under ASC Topic 718 for fiscal 2025 and are not included in this table. Values included in the applicable columns reflect the maximum values for number of shares under the PSU terms and the associated market value.

(2) Consists of PSUs only.

(3) Consists of RSUs only.

(4) Mr. Zuk ceased being an executive officer in August 2025.

Additional Equity Plan Information

The following table provides certain additional information regarding our equity compensation plans, excluding the Employee Stock Purchase Plan:

	As of 10/15/2025
Total Stock Options (including PSOs) Outstanding	276,030
Weighted-Average Exercise Price of Stock Options Outstanding	$32.25 per share
Weighted-Average Remaining Duration of Stock Options Outstanding	0.51 years
Total Restricted Stock Units (including PSUs) Outstanding	26,932,487
Total Shares Available for Issuance under the 2021 Equity Incentive Plan	25,718,111

For more information regarding our equity compensation plans, including the Employee Stock Purchase Plan, please see "Equity Compensation Plan Information."

PROPOSAL NO. 5

Shareholder Proposal – Impact of Share Repurchases on Performance Metrics

The Vermont Pension Investment Commission ("VPIC"), a beneficial owner of shares of our common stock worth at least $25,000 (based on information provided to us by VPIC), has notified us that they intend to present the following proposal for consideration at the Annual Meeting. VPIC's address is 6 Baldwin Street, Montpelier, Vermont 05633-7970.

In accordance with Rule 14a-8(h) of the Exchange Act, the shareholder proposal is required to be voted on at the Annual Meeting only if properly presented by the proponent or their qualified representative at the meeting. The text of the shareholder's resolution and the statement that the proponent furnished to us in support thereof appear below, exactly as submitted, and we are not responsible for any inaccuracies or omissions therein.

For the reasons set forth following the proponent's statement, the Board recommends that you vote "**AGAINST**" this proposal.

Shareholder's Proposal and Supporting Statement

RESOLVED: Shareholders urge the Board of Directors to adopt a policy that financial performance metrics shall be adjusted, to the extent practicable, to exclude the impact of share repurchases when determining the amount or vesting of any senior executive incentive compensation grant or award. Compliance with this policy shall be excused if it would cause the company to violate any existing contractual obligations or the terms of any compensation plan, but shall apply to future employment agreements and plans.

SUPPORTING STATEMENT

Senior executive pay should be aligned with operational results and the individual contributions of senior executives, not financial engineering. Stock buybacks directly affect many of the financial ratios used as performance metrics for incentive pay of senior executives. For example, stock buybacks can increase earnings per share, return on assets, and return on equity. While stock buybacks may also boost stock prices in the short term, we are concerned that they can deprive companies of capital necessary for creating long term growth.

In our view, senior executives are responsible for improving our company's operational performance, whereas the Board of Directors is responsible for determining when stock buybacks are appropriate. Academic research has shown that stock buybacks that increase earnings per share are more likely when a firm would have just missed analysts' earnings per share target.[1] Given this potential for manipulation, we believe that senior executives should not receive larger pay packages simply for reducing the number of shares outstanding.

In 2023, S&P 500 Index companies spent a combined total of $795 billion on stock repurchases and another $588 billion on dividends, totaling more than 85 percent of their reported earnings.[2] This is a concern because retained earnings are a primary source of new investment. Academic research has shown that stock buybacks decrease capital expenditures and R&D spending, resulting in lower market-to-book ratios, profitability, innovation, and growth in the long run.[3]

Our company spent $567 million on share buybacks in 2024. Our company's CEO Nikesh Arora received $151 million in total compensation in 2023, including $145 million in stock awards. The performance goal for these awards includes total shareholder return, a financial ratio that can be inflated by stock buybacks.

For these reasons, we urge you to vote FOR this proposal.

1 Heitor Almeida et. al., "The Real Effects of Share Repurchases," Journal of Financial Economics, January 2016, https://doi.org/10.1016/j.jfineco.2015.08.008.

2 S&P Dow Jones Indexes, "S&P 500 Q1 2024 Buybacks Increase 8.1% From Q4 2023," June 17, 2024, https://www.spglobal.com/spdji/en/documents/index-news-and-announcements/20240617-sp-500-buyback-q1-2024.pdf.

3 Zigan Wang et. al., "Real Effects of Share Repurchases Legalization on Corporate Behaviors," Journal of Financial Economics, April 2021, https://doi.org/10.1016/j.jfineco.2020.10.008.

Company Opposing Statement

The Board believes that our current executive compensation policies and practices are appropriate and effective, serve the best interests of our shareholders, and advance the objectives of our executive compensation program by driving performance to create long-term shareholder value. The Board has carefully considered the proposal and, for the reasons described below, believes that the proposal would not support these objectives and is not in our best interests or the best interests of our shareholders.

The Board recommends a vote "**AGAINST**" this proposal.

Our Compensation and People Committee is Committed to Pay-for-Performance and is Best Positioned to Align Executive Compensation with Our Strategy and Shareholders' Best Interests

The Compensation and People Committee (which is composed entirely of independent directors) is committed to ensuring that we retain and attract individuals of outstanding character and ability, who are champions of our company culture and mission. To do so, the Compensation and People Committee designs programs that fairly compensate our employees and allow us to attract and retain a world-class leadership team, who can meet the challenges of a dynamic enterprise cybersecurity industry, characterized by constant change and innovation. The Compensation and People Committee strongly believes in, and is committed to, executing a pay-for-performance compensation philosophy that closely aligns executive compensation to our financial and operational performance.

Our compensation programs reflect recognized best practices and principles that align the compensation of our executive officers with the long-term interests of our shareholders and are supported by market practices. As described more fully elsewhere in this Proxy Statement, our shareholder engagement efforts are robust, and the Compensation and People Committee values and carefully considers the feedback it receives from shareholders. The Compensation and People Committee also retains an independent compensation consultant to provide input, analysis, and guidance on our executive compensation, peer groups, compensation design, and equity usage and allocation. Each year, the Compensation and People Committee considers our shareholders' feedback, market competitiveness, and our strategy to confirm that our executive compensation program remains appropriately aligned with current market practices and the long-term interests of our shareholders.

The Compensation and People Committee is in the best position to align our compensation programs with the long-term interests of our shareholders and our strategic, operational and financial goals, including returning capital to our shareholders. As part of its process, the Compensation and People Committee considers key drivers of company performance and holds executives accountable for delivering on such performance targets. If the Company were to implement the proposal, it would mean deviating from comparable metrics used by our peers and put us at a competitive disadvantage.

The Board is Best Positioned to Allocate Capital in a Manner that Serves Shareholders' Best Interests

Our financial performance has led to strong financial returns, a one-year TSR at the 49th percentile, and three-year TSR at the 96th percentile, of our compensation peer group.[1] The Board regularly reviews our capital needs and guides our long-term capital structure to ensure we have sufficient capital to invest for future growth. After determining we have sufficient liquidity for short-term and long-term planning, we have from time-to-time repurchased shares under a stock repurchase program to return value to our shareholders. In addition, we repurchase shares to offset the dilutive effect of the issuance of shares pursuant to our equity compensation plans. This proposal would limit our ability to align our executive compensation arrangements with our overall capital allocation strategy and would unduly restrict our ability to use all tools at our disposal to maximize alignment with long-term interests of our shareholders.

(1) Source: S&P Capital IQ. The beginning and ending stock prices used for calculating TSRs was based on the average of the closing trading prices of each company for the thirty consecutive trading days ending with the last trading day before the beginning of the measurement period and the last trading day of the measurement period, which is July 31, 2025.

It is also important to note that we do not deploy significant amounts of capital for share repurchases. In fact, we have not conducted a share repurchase since the third quarter of our fiscal 2024 which ended on April 30, 2024 (which is before the Non-GAAP EPS performance measure for our PSUs was introduced).

It is Unclear How to Fully Implement This Proposal

We use a performance-based restricted stock unit ("PSU") award design in which the number of PSUs that ultimately vest is equal to the product of (i) the target number of PSUs, (ii) the average of the achievement percentages for next-generation security annualized recurring revenue ("NGS ARR") and non-GAAP net income per diluted share ("Non-GAAP EPS") for each fiscal year in a three-year performance period, and (iii) a relative total shareholder return ("rTSR" or "relative TSR") modifier as measured over the three-year performance period.

With respect to the NGS ARR performance measure, there is no "per share" concept that would be directly impacted by the Company's share count. We believe NGS ARR represents the return on the investments we make in next-generation security that will drive our growth. To balance our executive's focus, the Compensation and People Committee includes Non-GAAP EPS as an equally weighted performance measure to ensure our growth is not overly weighted toward the top-line and is profitable. Our Non-GAAP EPS performance targets are typically linked to our published financial guidance provided at the beginning of the fiscal year, which generally takes into consideration any forecasted share repurchase volume at such time, and, accordingly, share repurchases have a minimal impact.

With respect to the rTSR modifier, the number of PSUs that will ultimately vest, if any, may be based in part on the Company's TSR relative to the TSRs of the indexed companies (which are the companies that are a component of the S&P 500 Index or any successor index on the last day of the performance period and were also a component of such index on the first day of the performance period) over the applicable performance period. The proposal specifically references TSR as an example of a measure that should be adjusted to exclude the impact of share repurchases, but it is unclear how TSR could be adjusted in such a manner given the various factors that may impact share price. How should the company reasonably quantify the impact of stock buybacks on its stock price over a multi-year period? This is further complicated as similar adjustments would presumably need to be made for TSR of the S&P 500 given other companies' stock repurchases and would presumably apply to dividends adding further complication and uncertainty.

The Board believes that the Compensation and People Committee should retain its flexibility in determining what particular performance measures to use and the manner in which performance targets are set, in order to best increase shareholder value. The Compensation and People Committee is committed to a pay-for-performance compensation philosophy and adjusts its assessments as necessary to stay competitive and attract, retain, and motivate highly-qualified executive officers.

REQUIRED VOTE

The approval of this proposal requires the affirmative vote of a majority of the shares of our common stock present virtually or by proxy at the Annual Meeting and entitled to vote thereon to be approved. You may vote "for," "against," or "abstain" with respect to this proposal. Abstentions are considered votes present and entitled to vote on this proposal, and thus will have the same effect as votes "against" this proposal. Broker non-votes will have no effect on the outcome of this proposal.



Recommendation of the Board

The Board recommends that you vote **"AGAINST"** this shareholder proposal.

Shareholder Proposal – Elect Each Director Annually

James McRitchie and Myra K. Young, who beneficially own 36 shares of our common stock (based on information provided to us by them), have notified us that they intend to present the following proposal for consideration at the Annual Meeting. Mr. McRitchie's and Ms. Young's address is 9295 Yorkship Court, Elk Grove, CA 95758.

In accordance with Rule 14a-8(h) of the Exchange Act, the shareholder proposal is required to be voted on at the Annual Meeting only if properly presented by the proponent or their qualified representative at the meeting. The text of the shareholder's resolution and the statement that the proponent furnished to us in support thereof appear below, exactly as submitted, and we are not responsible for any inaccuracies or omissions therein.

For the reasons set forth following the proponent's statement, the Board recommends that you vote "**AGAINST**" this proposal.

Shareholder's Proposal and Supporting Statement


FOR
Add Value

Elect Each Director Annually – Proposal 6

RESOLVED: Palo Alto Networks, Inc. ("Company") shareholders, including James McRitchie of CorpGov.net, ask that our Company take all steps necessary to reorganize the Board of Directors into one class with each director subject to election each year for a one-year term so that all directors are elected annually.

Although our management can adopt this proposal topic in one year, and one-year implementation is a best practice, this proposal allows the option to be phased in.

Supporting Statement: Fully 90% of S&P 500 companies have declassified boards. Annual elections are widely viewed as a best practice. Annual election of each director makes directors more accountable, improving performance and increasing company value.

According to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen, and Allen Ferrell of the Harvard Law School, classified boards like ours are one of six entrenching mechanisms negatively related to company performance.

Diligent's Market Intelligence database includes the voting record of 24 shareholder resolutions to declassify boards during the period 2020 – 11/1/2024. They averaged 74% support. Only one proposal on this topic out of seven is reported to have received less than 50% of the vote in 2024.

BlackRock states, "Directors should be elected annually to discourage entrenchment and allow shareholders sufficient opportunity to exercise their oversight of the board." Vanguard generally votes for proposals to declassify an existing board and votes against management or shareholder proposals to create a classified board.

According to Equilar, a trusted leader for corporate leadership data:

> A classified board creates concern among shareholders because poorly performing directors may benefit from an electoral reprieve. Moreover, a fraternal atmosphere may form from a staggered board that favors the interests of management above those of shareholders. Since directors in a declassified board are elected and evaluated each year, declassification promotes responsiveness to shareholder demands and pressures directors to perform to retain their seat. Notably, proxy advisory firms ISS and Glass Lewis both support declassified structures.

The annual election of each director gives shareholders more leverage if management performs poorly. For instance, if the Board approves excessive or poorly incentivized executive pay, shareholders can soon vote against the Chair of the Compensation and People Committee, rather than waiting three years under the current setup.

Consider our Company's overall corporate governance:

Directors can only be removed "for cause," we cannot call special meetings or act by written consent. Changing specific bylaw provisions requires a 66 2/3% vote.

Freefloat Analytics estimates two of the nine directors hold more than half of "board influence" and categorizes the board type as an "oligarchy."

Enhance Shareholder Value, Vote FOR
Elect Each Director Annually – Proposal 6

Company Opposing Statement

We are committed to strong corporate governance, and the Board regularly reviews our governance structure, including our classified board. The Board is divided into three classes, with each class consisting, as nearly as possible, of one-third of the total number of directors, and each class is elected to serve a three-year term.

The Board, together with the Governance and Sustainability Committee, has carefully considered the proposal, taking into account the history and purpose of the classified board structure, our governance practices and current Board composition. For the reasons described below, the Board continues to believe that retention of our classified structure is in our best interests and the best interests of our shareholders at this time.

The Board recommends a vote "**AGAINST**" this proposal.

A Classified Board Encourages Long-Term Focus and Enhances Board Quality and Independence

The Board believes that annual elections of all directors can, in some cases, lead to short-term focus or an over-concentration on immediate results. A classified board encourages directors to consider the long-term, best interests of the Company and our shareholders, fosters long-term planning, strengthens the independence of non-employee directors, and reduces the potential influence of certain investors and special interest groups with short-term agendas that may be harmful to the Company and our shareholders over the long term. The Board also believes that our classified board structure assists in recruiting highly qualified directors willing to commit to the Company and our strategic growth over the long term and to developing a deep understanding of our business. We believe it is particularly important that directors make the commitment to serve for a three-year term given the considerable time required to properly understand our business and long-term growth strategy.

A Classified Board Provides Continuity, Stability and Institutional Knowledge and is Critical to the Company's Current Strategic Priorities

The Board is structured into classes to provide stability and ensure that, at any given time, a majority of the directors serving on the Board have substantial knowledge of the Company, our business, our history, our culture, and our strategic goals. Directors who possess this institutional knowledge are a valuable resource and well-positioned to make decisions in our best interests and the best interests of our shareholders. A declassified board could be replaced in a single year with directors unfamiliar with our business, culture, and goals, but a classified structure allows for orderly change alongside continuity as new directors with fresh perspectives interact and work with experienced directors with deep institutional knowledge. This is clearly demonstrated with our Board's mix of tenures across its eleven members with three new directors joining the board since February 2025, an average total director tenure of 7.2 years, and an average independent director tenure of 8 years.[1]

[1] The Board tenure statistics are inclusive of Mr. Hamers who is not standing for reelection at the 2025 Annual Meeting.

Furthermore, while the Board acknowledges that declassification may be appropriate at some point in the future, today is not the time. The unprecedented acceleration of generative and agentic AI, coupled with our recent agreement to acquire CyberArk—a significant strategic move to enter the identity security space and capitalize on an industry inflection point—demands unwavering focus and stability at the Board level. The next few years will define whether we maintain our position as the cybersecurity leader, or fall behind the competition. Introducing potential disruption to our Board by declassifying it now would be counterproductive. Consistent and expert leadership is critical in the face of the industry inflection point created by generative and agentic AI and to ensure we fully capitalize on the opportunity posed by the CyberArk acquisition.

A Classified Board Protects Shareholder Value

The Board believes that a classified board enhances our ability to achieve long-term value for our shareholders by safeguarding us against unsolicited efforts of a hostile third party to take control of us, especially without paying fair value for the Company or its assets. A hostile bidder could cause a majority of the Board to be replaced at a single annual meeting with directors aligned with the bidder's own interests. Our classified board allows the Board the flexibility, time, and leverage it needs to evaluate the fairness of any takeover proposal at arm's length, negotiate on behalf of and for the benefit of all our shareholders, and weigh alternatives in order to provide maximum value for shareholders.

Accountability to Shareholders

All of our directors, regardless of the length of their term, have a fiduciary duty under Delaware law to act in a manner they believe to be in the best interests of the Company and our shareholders. Accountability does not depend on the length of the term but on the selection of experienced and committed individuals to serve as directors. At each annual meeting, our shareholders have the opportunity to evaluate and elect approximately one-third of the Board, and our entire Board is evaluated annually during its annual self-assessment. The Governance and Sustainability Committee also considers the performance of each current director when determining whether or not to recommend the nomination of such director for an additional term.

Contrary to the statements made by the proponent, our classified board structure has not operated as an entrenching mechanism nor has it resulted in an unaccountable board unresponsive to stockholders. The average tenure for independent directors on our Board is 8 years (compared to an average tenure of 7.8 years at S&P 500 companies in 2024), and the Board has had seven new directors join since the beginning of calendar year 2019 (six of whom are currently serving). Of those new directors, six have been independent directors (five of whom are currently serving).

The Board believes that the benefits of a classified board structure do not come at the expense of accountability and that the continuity, stability, independence, and takeover protection provided by a staggered board structure all contribute to the Company's success.

REQUIRED VOTE

The approval of this proposal requires the affirmative vote of a majority of the shares of our common stock present virtually or by proxy at the Annual Meeting and entitled to vote thereon to be approved. You may vote "for," "against," or "abstain" with respect to this proposal. Abstentions are considered votes present and entitled to vote on this proposal, and thus will have the same effect as votes "against" this proposal. Broker non-votes will have no effect on the outcome of this proposal.



Recommendation of the Board

The Board recommends that you vote **"AGAINST"** this shareholder proposal.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of September 15, 2025 for:

- each of our directors and nominees for director;
- each of our NEOs;
- all of our current directors and executive officers as a group; and
- each person or group, who beneficially owned more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws.

Applicable percentage ownership is based on 673,720,207 shares of our common stock outstanding at September 15, 2025. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of such person listed in the table below, we deemed to be outstanding all shares of common stock subject to options held by the person that are currently exercisable or exercisable (or issuable upon vesting of restricted stock units or performance stock unit awards) within 60 days of September 15, 2025. However, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Palo Alto Networks, Inc., 3000 Tannery Way, Santa Clara, California 95054. The information provided in the table below is based on our records, information filed with the SEC and information provided to us, except where otherwise noted.

	Number of Shares	Percent of Shares Outstanding
5% Shareholders:		
The Vanguard Group[1]	55,137,000	8.2 %
BlackRock, Inc.[2]	49,244,010	7.3 %
Named Executive Officers and Directors:		
Nikesh Arora[3]	3,065,694	*
William "BJ" Jenkins[4]	319,558	*
Dipak Golechha[5]	381,955	*
Lee Klarich[6]	1,754,032	*
Nir Zuk[7]	3,293,136	*
Aparna Bawa[8]	8,142	*
John M. Donovan[9]	37,976	*
Carl Eschenbach[8]	19,796	*
James J. Goetz[10]	402,264	*
Ralph Hamers	0	
Rt Hon Sir John Key[8]	18,782	*
Mary Pat McCarthy[8]	52,500	*
Helle Thorning-Schmidt	0	
Lorraine Twohill[8]	41,882	*
All current directors and executive officers as a group (14 persons)[11]	9,395,717	1.4 %

* Represents beneficial ownership of less than one percent (1%).

(1) According to a Schedule 13G/A filed with the SEC on February 13, 2024, The Vanguard Group, Inc. ("Vanguard"), as investment advisor, has sole voting power with respect to none of the reported shares, shared voting power with respect to 824,520 of the reported shares, sole dispositive power with respect to 52,471,738 of the reported shares and shared dispositive power with respect to 2,665,262 of the reported shares. The address of Vanguard is 100 Vanguard Blvd., Malvern, PA 19355.

(2) According to a Schedule 13G/A filed with the SEC on January 26, 2024, BlackRock, Inc. ("BlackRock") has sole voting power with respect to 44,819,022 of the reported shares, and sole dispositive power with respect to 49,244,010 of the reported shares. The address of BlackRock is 50 Hudson Yards, New York, NY 10001.

(3) Consists of (i) 275,013 shares held of record by Mr. Arora, (ii) 32,010 shares held of record by Bacchey Investments L.P., of which Bacchey Management LLC (the "LLC") is the General Partner, Mr. Arora is the manager of the LLC and the sole member of the LLC is the Aurora Trust, for which Mr. Arora serves as a trustee, (iii) 726,542 shares held by the Nikesh Arora 2025 Annuity Trust, for which Mr. Arora serves as trustee, (iv) 1,185,721 shares issuable upon the vesting of PSUs within 60 days of September 15, 2025, subject to Mr. Arora's elections under our deferred compensation plan, and (v) 846,408 PSOs exercisable within 60 days of September 15, 2025 (all of which were fully exercised and sold by Mr. Arora on September 23, 2025 under a Rule 10b5-1 trading plan). Does not include 1,772,738 shares associated with RSUs and PSUs that vested and are currently deferred under our deferred compensation plan.

(4) Consists of (i) 7,533 shares held of record by Mr. Jenkins and (ii) 312,025 shares issuable upon the vesting of PSUs within 60 days of September 15, 2025. Does not include 423,308 shares associated with RSUs and PSUs that vested and are currently deferred under our deferred compensation plan.

(5) Consists of (i) 101,135 shares held of record by Mr. Golechha and (ii) 280,820 shares that are issuable upon the vesting of PSUs within 60 days of September 15, 2025, subject to Mr. Golechha's elections under our deferred compensation plan.

(6) Consists of (i) 177,954 shares held of record by Mr. Klarich, (ii) 740,000 shares held of record by the Lee and Susan Klarich 2005 Trust, for which Mr. Klarich and his spouse serve as trustees (iii) 468,038 shares that are issuable upon the vesting of PSUs within 60 days of September 15, 2025, and (iii) 368,040 PSOs exercisable within 60 days of September 15, 2025.

(7) Consists of (i) 1,854,448 shares held of record by Mr. Zuk, (ii) 1,188,936 shares held of record by the Hawk Family Trust, for which Mr. Zuk serves as co-trustee, (iv) 249,620 shares that are issuable upon the vesting of PSUs within 60 days of September 15, 2025.

(8) Consists of shares held of record by the respective director.

(9) Consists of (i) 11,672 shares held of record by Mr. Donovan, (ii) 24,924 shares held of record by The Donovan Family Living Trust U/A DTD 09/28/2012, for which Mr. Donovan serves as co-trustee and (iii) 1,926 shares held of record by SRJ Norway Partners LP, for which Mr. Donovan serves as the general partner.

(10) Consists of (i) 314,580 shares held of record by Mr. Goetz and (ii) 87,684 shares held of record by the Goetz Children's Trust 4/24/1998.

(11) Consists of (i) 5,685,045 shares beneficially owned by the current directors and executive officers, (ii) 2,492,931 shares issuable upon the vesting of RSUs and PSUs within 60 days of September 15, 2025, and (iii) 1,214,448 PSOs exercisable within 60 days of September 15, 2025.

Related Person Transactions

The Audit Committee of the Board of Directors has adopted a written policy and procedures for the review, approval and ratification, if necessary, of the transactions among the Company and its directors, executive officers and their related interests.

We have entered into employment arrangements with our executive officers. See also the section titled "*Discussion of our Fiscal 2025 Executive Compensation Program—Executive Employment Agreements*."

We have also entered into indemnification agreements with our directors and executive officers. The indemnification agreements and our amended and restated certificate of incorporation and amended and restated bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

Policies and Procedures for Related Person Transactions

Our Audit Committee has the primary responsibility for reviewing and approving or ratifying transactions with related persons.

We have a formal written policy providing that any transactions in which the aggregate amount exceeds or may be expected to exceed $120,000 between us and a related person (defined as an executive officer, director, nominee for election as director, beneficial owner of more than 5% of any class of our capital stock, any member of the immediate family of any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is employed, is a general partner or principal or in a similar position, or in which such person has a 5% or greater beneficial ownership interest) are reviewed and approved or ratified quarterly by our Audit Committee. In approving or rejecting any such proposal, our Audit Committee is to consider the relevant facts and circumstances available and deemed relevant to our Audit Committee, including, whether the transaction is on terms generally available to an unaffiliated third party under the same or similar circumstances, and the extent of the related person's interest in the transaction. In addition, it is our policy that directors interested in a related person transaction will recuse themselves from any discussion or vote on a related person transaction in which they may have an interest.

About the Annual Meeting

Why are you holding a virtual meeting and how can shareholders attend?

We have adopted a virtual meeting format for our Annual Meeting this year to provide a consistent experience to all shareholders regardless of geographic location and enhance shareholder access and engagement. To participate in our Annual Meeting, including to vote and ask questions during the meeting, visit www.virtualshareholdermeeting.com/PANW2025 with your 16-digit control number included on the accompanying proxy card or in the instructions that accompanied your proxy materials. If you did not receive a 16-digit control number, please reach out to your broker for instructions. If you are not a shareholder or do not have a control number, you may still access the meeting as a guest, but you will not be able to submit questions or vote at the meeting.

How can I ask questions during the Annual Meeting?

The virtual format allows shareholders to communicate with us during the Annual Meeting. Shareholder questions may be submitted in the field provided in the web portal prior to or during the Annual Meeting for consideration. Detailed guidelines for submitting written questions during the Annual Meeting are available at www.virtualshareholdermeeting.com/PANW2025. You can submit questions in advance of the Annual Meeting by visiting www.proxyvote.com. The chairperson of the meeting will review the questions and determine whether the questions are relevant to the subject matter of the meeting and otherwise appropriate for answering at the meeting. We reserve the right to edit profanity or other inappropriate language and to exclude questions regarding topics that are not pertinent to meeting matters or our business, or are otherwise not appropriate for answering at the meeting. If we receive substantially similar questions, we may group such questions together and provide a single response to avoid repetition.

Who is entitled to vote?

Only holders of our common stock as of the close of business on October 15, 2025 (the "Record Date"), are entitled to vote at the Annual Meeting. As of the Record Date, 683,982,694 shares of our common stock were outstanding and entitled to vote. For each proposal at the Annual Meeting, each shareholder will be entitled to one vote for each share of our common stock held by them on the Record Date. Shareholders may not cumulate votes in the election of directors. Our list of shareholders, as of the Record Date, will be available for inspection for the ten days prior to the Annual Meeting. If you would like to inspect the shareholder list, email our Investor Relations department at ir@paloaltonetworks.com to make arrangements.

Registered Shareholders of Record. If shares of our common stock are registered directly in your name with our transfer agent, you are considered the shareholder of record with respect to those shares, and the proxy materials were provided to you directly by us. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed on the accompanying proxy card, or to vote online, by telephone or virtually at the Annual Meeting as described above. Throughout this Proxy Statement, we refer to these registered shareholders as "shareholders of record."

Street Name Shareholders. If shares of our common stock are held on your behalf in a brokerage account or by a bank or other nominee, you are considered to be the beneficial owner of shares that are held in "street name," and proxy materials were forwarded to you by your broker, bank or other nominee, who is considered the shareholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker, bank or other nominee as to how to vote your shares. Beneficial owners are also invited to participate in and vote online at the Annual Meeting; however, since a beneficial owner is not the shareholder of record, you may not vote your shares of our common stock virtually at the Annual Meeting unless you follow your broker's procedures for obtaining a legal proxy. If you request a printed copy of our proxy materials by mail, your broker, bank or other nominee will provide a voting instruction form for you to use. Throughout this Proxy Statement, we refer to shareholders who hold their shares through a broker, bank or other nominee as "street name shareholders."

How do I vote?

If you are a shareholder of record, there are four ways to vote:

- by Internet, prior to the Annual Meeting at http://www.proxyvote.com or by scanning the QR code included on your proxy card, 24 hours a day, seven days a week (have your proxy card in hand when you visit the website);
- by toll-free telephone at 1-800-690-6903 until 11:59 p.m. Eastern Standard Time, on December 8, 2025 (have your proxy card in hand when you call);
- by completing and mailing the accompanying proxy card in the envelope provided so it is received prior to the Annual Meeting; or
- by attending and voting during the Annual Meeting by visiting www.virtualshareholdermeeting.com/PANW2025. Please have your 16-digit control number to join the Annual Meeting.

Even if you plan to attend the Annual Meeting, we recommend that you also vote by Internet, telephone, or returning a proxy card so that your vote will be counted if you later decide not to attend the Annual Meeting.

If you are a street name shareholder, you will receive voting instructions from your broker, bank or other nominee. You must follow the voting instructions provided by your broker, bank or other nominee in order to direct your broker, bank or other nominee on how to vote your shares. Street name shareholders should generally be able to vote by returning a voting instruction form, or by telephone or on the Internet. However, the availability of telephone and Internet voting will depend on the voting process of your broker, bank or other nominee. As discussed above, if you are a street name shareholder, you may not vote your shares online at the Annual Meeting unless you obtain a legal proxy from your broker, bank, or other nominee.

Can I change my vote or revoke my proxy?

Yes. If you are a shareholder of record, you can change your vote or revoke your proxy any time before the Annual Meeting by:

- entering a new vote by Internet (at http://www.proxyvote.com or by scanning the QR code included on your proxy card) or by telephone on a later date;
- completing and returning a later-dated proxy card;
- sending a written notice of revocation to our Corporate Secretary at Palo Alto Networks, Inc., 3000 Tannery Way, Santa Clara, CA 95054; or
- attending and voting online during the Annual Meeting by visiting www.virtualshareholdermeeting.com/PANW2025. Please have your 16-digit control number to join the Annual Meeting.

If you are a street name shareholder, your broker, bank or other nominee can provide you with instructions on how to change your vote or revoke your proxy.

How does the Board recommend I vote on these proposals?

Our Board recommends a vote:

- "**FOR**" all the Company's nominees John M. Donovan, James J. Goetz, and Helle Thorning-Schmidt to be elected as Class II directors;
- "**FOR**" the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending July 31, 2026;
- "**FOR**" the approval, on an advisory basis, of the compensation of our named executive officers;
- "**FOR**" the approval of an amendment of our 2021 Equity Incentive Plan to increase the number of plan shares reserved for issuance; and
- "**AGAINST**" a shareholder proposal regarding a policy addressing the impact of share repurchases when determining the amount or vesting of executive incentive compensation grants or awards.
- "**AGAINST**" a shareholder proposal to elect each director annually.

How many votes are needed for approval of each proposal?

- **Proposal No. 1**: Each director nominee will be elected by a vote of the majority of the votes cast. A majority of the votes cast means the number of votes cast "for" such nominee's election exceeds the number of votes cast "against" that nominee. You may vote "for," "against," or "abstain" on each of the nominees for election as a director. Broker non-votes and abstentions will have no effect on the outcome of this proposal.
- **Proposal No. 2**: The ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending July 31, 2026 requires the affirmative vote of a majority of the shares of our common stock present virtually or by proxy at the Annual Meeting and entitled to vote thereon to be approved. You may vote "for," "against," or "abstain" with respect to this proposal. Abstentions are considered votes present and entitled to vote on this proposal, and thus will have the same effect as a vote "against" this proposal. Broker non-votes will have no effect on the outcome of this proposal.
- **Proposal No. 3**: The approval, on an advisory basis, of the compensation of our NEO requires the affirmative vote of a majority of the shares of our common stock present virtually or by proxy at the Annual Meeting and entitled to vote thereon to be approved. You may vote "for," "against," or "abstain" with respect to this proposal. Abstentions are considered votes present and entitled to vote on this proposal, and thus will have the same effect as votes "against" this proposal. Broker non-votes will have no effect on the outcome of this proposal. Although the advisory vote is non-binding, our Board values our shareholders' opinions. The Compensation and People Committee will review the results of the vote and, consistent with our record of shareholder responsiveness, consider shareholders' concerns and take into account the outcome of the vote when considering future decisions concerning our executive compensation program.
- **Proposal No. 4**: The approval of an amendment of our 2021 Equity Incentive Plan requires the affirmative vote of a majority of the shares of our common stock present virtually or by proxy at the Annual Meeting and entitled to vote thereon to be approved. You may vote "for," "against," or "abstain" with respect to this proposal. Abstentions are considered votes present and entitled to vote on this proposal, and thus will have the same effect as votes "against" this proposal. Broker non-votes will have no effect on the outcome of this proposal.
- **Proposal No. 5**: The approval of a shareholder proposal requires the affirmative vote of a majority of the shares of our common stock present virtually or by proxy at the Annual Meeting and entitled to vote thereon to be approved. You may vote "for," "against," or "abstain" with respect to this proposal. Abstentions are considered votes present and entitled to vote on this proposal, and thus will have the same effect as votes "against" this proposal. Broker non-votes will have no effect on the outcome of this proposal.
- **Proposal No. 6**: The approval of a shareholder proposal requires the affirmative vote of a majority of the shares of our common stock present virtually or by proxy at the Annual Meeting and entitled to vote thereon to be approved. You may vote "for," "against," or "abstain" with respect to this proposal. Abstentions are considered votes present and entitled to vote on this proposal, and thus will have the same effect as votes "against" this proposal. Broker non-votes will have no effect on the outcome of this proposal.

What is the effect of giving a proxy?

Proxies are solicited by and on behalf of our Board. The persons named in the proxy have been designated as proxies by our Board. When a proxy card is properly dated, executed and returned, the shares represented by such proxies will be voted at the Annual Meeting in accordance with the instruction of the shareholder. If a proxy card is signed, but no specific instructions are given, the shares represented by such proxy card will be voted in accordance with the recommendations of our board of directors, as described above. If any matters not described in this Proxy Statement are properly presented at the Annual Meeting, the proxy holders will use their own judgment to determine how to vote the shares subject to proxies. If the Annual Meeting is adjourned, the proxy holders can vote your shares subject to proxies when the Annual Meeting is rescheduled, unless you have properly revoked your proxy instructions, as described above.

What is a quorum?

A quorum is the minimum number of shares required to be present for the Annual Meeting to be properly held under our amended and restated bylaws and Delaware law. The presence, virtually or by proxy, of a majority of all issued and outstanding shares of our common stock entitled to vote at the Annual Meeting will constitute a quorum at the Annual Meeting. A proxy submitted by a shareholder may indicate that all or a portion of the shares represented by the proxy are not being voted ("shareholder withholding") with respect to a particular matter. Similarly, a broker may not be permitted to vote shares held in street name on a particular matter in the absence of instructions from the beneficial owner of such shares ("broker non-vote"). See the question below titled "How may my broker, bank or other nominee vote my shares if I fail to timely provide voting instructions?" The shares of our common stock subject to a proxy that are not being voted on a particular matter because of a broker non-vote will count for purposes of determining the presence of a quorum. Abstentions are also counted in the determination of a quorum.

Where can I find the voting results of the Annual Meeting?

We will announce preliminary voting results at the Annual Meeting. We will also disclose voting results on a Current Report on Form 8-K that we will file with the SEC within four business days after the Annual Meeting. If final voting results are not available to us in time to file a Current Report on Form 8-K within four business days after the Annual Meeting, we will file a Current Report on Form 8-K to publish preliminary voting results and will provide the final voting results in an amendment to the Current Report on Form 8-K as soon as they become available.

How are proxies solicited for the Annual Meeting?

Our Board is soliciting proxies for use at the Annual Meeting. All expenses associated with this solicitation will be borne by us. We will reimburse brokers, banks or other nominees for reasonable expenses that they incur in sending our proxy materials to you if a broker, bank or other nominee holds your shares of our common stock. In addition to using the internet, our directors, officers and employees may solicit proxies in person and by mail, telephone, facsimile, or electronic transmission, for which they will not receive any additional compensation. We have retained Georgeson LLC to assist us in soliciting proxies for a fee of approximately $50,000 plus reasonable out-of-pocket expenses incurred in the process of soliciting proxies.

How may my broker, bank or other nominee vote my shares if I fail to timely provide voting instructions?

Brokerage firms, banks or other nominees holding shares of our common stock in street name for beneficial owners are generally required to vote such shares in the manner directed by the beneficial owner. In the absence of timely directions, your broker, bank or other nominee will have discretion to vote your shares on our sole "routine" matter, the proposal to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending July 31, 2026. Your broker will not have discretion to vote on any other proposals, which are "non-routine" matters, absent direction from you.

Who will count the votes?

A representative of Broadridge Financial Solutions, Inc. will serve as the independent inspector of election and, in such capacity, will count and tabulate the votes.

I share an address with another shareholder, and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?

We have adopted a procedure called "householding," which the SEC has approved. Under this procedure, we deliver a single copy of our proxy materials to multiple shareholders who share the same address unless we receive contrary instructions from one or more of the shareholders sharing the same address. This procedure reduces our printing costs, mailing costs, and fees. Shareholders who participate in householding will continue to be able to access and receive separate copies of our proxy materials. Upon written or oral request, we will deliver promptly separate copies of our proxy materials to any shareholder at a shared address which we delivered a single copy of these materials. To receive a separate copy, or, if a shareholder is receiving multiple copies, to request that we only send a single copy of our proxy materials, shareholders may contact us at our principal executive address: Palo Alto Networks, Inc., Attention: Investor Relations, 3000 Tannery Way, Santa Clara, California 95054 or Tel: (408) 753-4000.

Shareholders who hold shares of our common stock in street name may contact their brokerage firm, bank, broker-dealer or other similar organization to request information about householding.

What is the deadline to propose actions for consideration at next year's annual meeting of shareholders or to nominate individuals to serve as directors?

SHAREHOLDER PROPOSALS

Shareholders may present proper proposals for inclusion in our Proxy Statement and for consideration at the next annual meeting of shareholders pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") by submitting their proposals in writing to our Corporate Secretary in a timely manner. For a Rule 14a-8 shareholder proposal to be considered for inclusion in our Proxy Statement for our 2026 annual meeting of shareholders, our Corporate Secretary must receive the written proposal at our principal executive offices not later than July 10, 2026. In addition, shareholder proposals must comply with the requirements of Rule 14a-8 under the Exchange Act regarding the inclusion of shareholder proposals in Company-sponsored proxy materials. Shareholder proposals should be addressed to:

Palo Alto Networks, Inc., Attention: Corporate Secretary, 3000 Tannery Way, Santa Clara, California 95054.

Our amended and restated bylaws also establish an advance notice procedure for shareholders who wish to present a proposal before an annual meeting of shareholders but do not intend for the proposal to be included in our Proxy Statement pursuant to Rule 14a-8. Our amended and restated bylaws provide that the only business that may be conducted at an annual meeting is business that is (i) specified in our proxy materials with respect to such annual meeting, (ii) otherwise properly brought before the annual meeting by or at the direction of our board of directors, or (iii) properly brought before the annual meeting by a shareholder of record entitled to vote at the annual meeting who has delivered timely written notice to our Corporate Secretary, which notice must contain the information specified in our amended and restated bylaws. To be timely for our 2026 annual meeting of shareholders, our Corporate Secretary must receive the proper written notice at our principal executive offices:

- not earlier than 5:00 p.m. Pacific Time on August 11, 2026; and
- not later than 5:00 p.m. Pacific Time on September 10, 2026.

In the event that we hold our 2026 annual meeting of shareholders more than 30 days before or more than 60 days after the one-year anniversary of the Annual Meeting, then notice of a shareholder proposal that is not intended to be included in our Proxy Statement must be received no earlier than 5:00 p.m. Pacific Time on the 120th day before such annual meeting and no later than 5:00 p.m. Pacific Time on the later of the following two dates:

- the 90th day prior to such annual meeting; or
- the 10th day following the day on which public announcement of the date of such annual meeting is first made.

If a shareholder who has notified us of his, her or its intention to present a proposal at an annual meeting does not appear to present his, her or its proposal at such annual meeting, we are not required to present the proposal for a vote at such annual meeting.

DIRECTOR NOMINATIONS

Shareholders may recommend director candidates for consideration by our Governance and Sustainability Committee. Any such recommendations should include the nominee's name and qualifications for membership on our Board of Directors and should be directed to our Corporate Secretary at the address set forth above. For additional information regarding shareholder recommendations for director candidates, see the section titled "*Identification and Evaluation of Director Nominees—Shareholder Recommendations for Nominations to the Board of Directors*" beginning on page 65 of this Proxy Statement.

In addition, our amended and restated bylaws permit shareholders to nominate directors for election at an annual meeting of shareholders. To nominate a director, the shareholder must provide the information required by our amended and restated bylaws, which includes the information required by Rule 14a-19 of the Exchange Act. In addition, the shareholder must give timely notice to our Secretary in accordance with our amended and restated bylaws, which, in general, require that the notice be received at the address set forth above within the time periods described above under the section titled "*Shareholder Proposals*" for shareholder proposals that are not intended to be included in a Proxy Statement.

Furthermore, our amended and restated bylaws permit shareholders or a group of shareholders that wish to nominate one or more directors through proxy access for inclusion in our Proxy Statement. To nominate a director using this process, the shareholder must provide the information required by the proxy access provision of our amended and restated bylaws. In addition, the shareholder must give timely notice to our Corporate Secretary in accordance with our amended and restated bylaws, which, in general, require that the notice be received by our Corporate Secretary at our principal executive offices:

- not earlier than the close of business on June 10, 2026; and
- not later than the close of business on July 10, 2026.

AVAILABILITY OF BYLAWS

A copy of our amended and restated bylaws may be obtained by accessing our public filings on the SEC's website at www.sec.gov. You may also contact our Corporate Secretary at our principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for making shareholder proposals and nominating director candidates.

Other Matters

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires the Company's officers and directors and persons who beneficially own more than 10% of the Company's common stock (collectively, "Reporting Persons") to file reports of beneficial ownership and changes in beneficial ownership with the SEC. Based solely on our review of filed reports or written representations from certain Reporting Persons relating to fiscal 2025, the Company believes that all reports were filed on a timely basis except that two sale transactions were reported late on two Form 4 filings, respectively, on behalf of Aparna Bawa, a Board member; and eleven sales transactions were reported late on one Form 4 filing on behalf of Nir Zuk, our former Chief Technology Officer.

Fiscal 2025 Annual Report and SEC Filings

Our financial statements for our fiscal year ended July 31, 2025, are included in our Annual Report on Form 10-K, which we will make available to shareholders at the same time as this Proxy Statement. This Proxy Statement and our Annual Report are posted on our website at www.paloaltonetworks.com and are available from the SEC at its website at www.sec.gov. You may also obtain a copy of our Annual Report without charge by sending a written request to Investor Relations, Palo Alto Networks, Inc., 3000 Tannery Way, Santa Clara, California 95054.

* * *

The board of directors does not know of any other matters to be presented at the Annual Meeting. If any additional matters are properly presented at the Annual Meeting, the persons named in the enclosed proxy card will have discretion to vote the shares of our common stock they represent in accordance with their own judgment on such matters.

It is important that your shares of our common stock be represented at the Annual Meeting, regardless of the number of shares that you hold. You are, therefore, urged to vote by telephone or by using the Internet as instructed on your proxy card or execute and return, at your earliest convenience, your proxy card in the envelope provided.

THE BOARD OF DIRECTORS

Santa Clara, California
November 7, 2025

Appendix A

Calculation of Billings and Organic Operating Margin

CALCULATION OF BILLINGS

($ in millions)

Billings		FY'23		FY' 24
Total Revenue	$	6,892.7	$	8,027.5
Add: Change in total deferred revenue, net of acquired deferred revenue		2,301.7		2,180.6
Total billings	$	9,194.4	$	10,208.1

CALCULATION OF ORGANIC OPERATING INCOME AND ORGANIC OPERATING MARGIN

($ in millions)

	FY'25	
Organic Operating Income and Operating Margin:	**$**	**%**
GAAP operating income and operating margin	1,242.9	13.5%
Share-based compensation-related charges	1,386.4	15.0%
Acquisition-related costs[1]	(109.7)	(1.2%)
Amortization expense of acquired intangible assets	164.0	1.8%
Litigation-related charges[2]	(31.7)	(0.3%)
Non-GAAP operating income and operating margin	2,651.9	28.8%
Operating loss from acquired entities[3]	1.6	0.0%
Incremental bonus payout[4]	27.3	0.3%
Organic operating income and operating margin	2,680.8	29.1%

(1) Consists of acquisition transaction costs, share-based compensation related to the cash settlement of certain equity awards, change in fair value of contingent consideration liability, and costs to terminate certain employment, operating lease, and other contracts of the acquired companies.

(2) Consists of the amortization of intellectual property licenses and covenant not to sue. Also includes a legal contingency credit in fiscal 2025.

(3) Consists of operating loss from the entities acquired in fiscal 2025.

(4) Consists of bonus payout in excess of 100% of the target cash incentive of the 2025 Incentive Compensation Plan.

Calculation of Adjusted Operating Income and Operating Margin and Non-GAAP Net Income Per Diluted Share

CALCULATION OF OPERATING MARGIN AND ADJUSTED OPERATING MARGIN

($ in millions)

		FY'25
GAAP operating income (loss)	$	1,242.9
Share-based compensation-related charges		1,386.4
Acquisition-related costs[1]		(109.7)
Amortization expense of acquired intangible assets		164.0
Litigation-related charges[2]		(31.7)
Non-GAAP operating income	$	2,651.9
Non-GAAP operating margin		*28.8%*

CALCULATION OF NON-GAAP NET INCOME PER DILUTED SHARE

		FY'22		FY'23		FY'24		FY'25
GAAP net income per share, diluted	$	(0.45)	$	0.64	$	3.64	$	1.60
Share-based compensation-related charges		1.71		1.79		1.73		1.98
Acquisition-related costs[1]		0.01		0.03		0.02		(0.15)
Amortization expense of acquired intangible assets		0.21		0.15		0.17		0.23
Litigation-related charges[2]		0.01		0.01		0.30		(0.04)
Restructuring and other costs[3]		0.04		0.00		—		—
Non-cash charges related to convertible notes[4]		0.01		0.01		0.00		0.00
Foreign currency (gain) loss associated with non-GAAP adjustments		0.00		0.00		—		—
Income tax and other tax adjustments[5]		(0.28)		(0.41)		(3.02)		(0.28)
Non-GAAP net income per share, diluted	*$*	*1.26*	*$*	*2.22*	*$*	*2.84*	*$*	*3.34*

(1) Consists of acquisition transaction costs, share-based compensation related to the cash settlement of certain equity awards, change in fair value of contingent consideration liability, and costs to terminate certain employment, operating lease, and other contracts of the acquired companies.

(2) Consists of the amortization of intellectual property licenses and covenant not to sue. Also includes a legal contingency charge and a litigation settlement charge in FY'24, and a legal contingency credit in FY'25.

(3) Consists of adjustments to restructuring and other costs.

(4) Consists of non-cash interest expense for amortization of debt issuance costs related to our convertible notes.

(5) Consists of income tax adjustments related to our long-term non-GAAP effective tax rate of 22%. In FY'23, it included tax benefits from releases of tax reserves related to uncertain tax positions resulting from tax settlements. In FY'24, it included a tax benefit from a release of our valuation allowance on U.S. federal, U.S. states other than California, and United Kingdom deferred tax assets. In FY'25, it included a one-time deferred tax provision adjustment relating to the enactment of One Big Beautiful Bill.

Non-GAAP Financial Measures and Other Key Metrics

This Proxy Statement includes financial information that has not been prepared in accordance with generally accepted accounting principles in the United States (GAAP). We use these non-GAAP financial measures and other key metrics internally to set targets for employee compensation programs.

Billings. We define billings as total revenue plus the change in total deferred revenue, net of acquired deferred revenue, during the period. We have previously considered billings to be a key metric used by management to manage our business. Billings growth is the percentage change in billings for a fiscal year as compared to the prior fiscal year. Starting in the first fiscal quarter of 2025, billings ceased being a key financial metric and ceased being reported by us.

Next Generation Security Annual Recurring Revenue, or NGS ARR, represents the annualized allocated revenue of all active contracts as of the final day of the reporting period related to all product, subscription and support offerings, excluding revenue from hardware products, and legacy attached subscriptions, support offerings and professional services. NGS ARR is an operating metric that we use to assess the strength and trajectory of our business. NGS ARR should be viewed independently of revenue, deferred revenue and remaining performance obligations and does not represent our revenue under U.S. GAAP on an annualized basis, as it is an operating metric that can be impacted by contract start and end dates and renewal rates. NGS ARR is not intended to be a replacement for forecasts of revenue. The scope of products, subscriptions, and support offerings that contribute to NGS ARR will generally increase over time as we introduce or acquire new next-generation products, subscriptions, and support offerings.

Non-GAAP Operating Margin. We define non-GAAP operating margin as non-GAAP operating income divided by total revenue. We define non-GAAP operating income as operating income plus share-based compensation-related charges, including share-based payroll tax expense, acquisition-related costs, including change in fair value of contingent consideration liability, amortization expense of acquired intangible assets, and litigation-related charges, including legal settlements. We believe that non-GAAP operating margin provides management and investors with greater visibility into the underlying performance of our core business operating results.

Organic operating margin. We define organic operating margin as non-GAAP operating margin, excluding the effects of acquisitions and dispositions and bonus payout in excess of 100% of the target cash incentive under the 2025 Cash Incentive Compensation Plan. We define organic operating income as non-GAAP operating income, excluding the effects of acquisitions and dispositions and bonus payout in excess of 100% of the target cash incentive under the 2025 Cash Incentive Compensation Plan.

Non-GAAP Net Income and Net Income per share, diluted (Non-GAAP EPS). We define non-GAAP net income as net income plus share-based compensation-related charges, including share-based payroll tax expense, acquisition-related costs, including change in fair value of contingent consideration liability, amortization expense of acquired intangible assets, litigation-related charges, including legal settlements, restructuring and other costs, and non-cash charges related to convertible notes. We also excludes from non-GAAP net income foreign currency gains (losses) and tax adjustments related to our long-term non-GAAP effective tax rate in order to provide a complete picture of our recurring core business operating results. We define non-GAAP net income per share, diluted, as non-GAAP net income divided by the weighted-average diluted shares outstanding, which includes the potentially dilutive effect of our employee equity incentive plan awards and our convertible senior notes and related warrants, after giving effect to the anti-dilutive impact of our note hedge agreements, which reduced the potential economic dilution that otherwise would have occurred in connection with the conversion and settlement of our convertible senior notes. Under GAAP, the anti-dilutive impact of the note hedge is not reflected in diluted shares outstanding. We consider these non-GAAP financial measures to be useful metrics for management and investors for the same reasons that we use non-GAAP operating margin.

Investors are cautioned that there are a number of limitations associated with the use of non-GAAP financial measures and key metrics as analytical tools. For example, NGS ARR metrics reported by us may include annualized value of contracts that was not yet recognized as revenue. Many of the adjustments to our GAAP financial measures reflect the exclusion of items that are recurring and will be reflected in our financial results for the foreseeable future, such as share-based compensation, which is an important part of our employees' compensation and impacts their performance. Furthermore, these non-GAAP financial measures are not based on any standardized methodology prescribed by GAAP, and the components that we exclude in our calculation of non-GAAP financial measures may differ from the components that our peer companies exclude when they report their non-GAAP results of operations. We compensate for these limitations by providing specific information regarding the GAAP amounts excluded from these non-GAAP financial measures. In the future, we may also exclude non-recurring expenses and other expenses that do not reflect our core business operating results.

Appendix B

Amended and Restated 2021 Equity Incentive Plan

PALO ALTO NETWORKS, INC.
2021 EQUITY INCENTIVE PLAN

(As amended and restated, subject to, and contingent upon, stockholder approval at the 2025 annual meeting of the Company's stockholders)

1. Purpose of the Plan. The purpose of this Plan is to:
   - to attract and retain the best available personnel for positions of substantial responsibility,
   - to provide additional incentive to Employees, Directors and Consultants, and
   - to promote the success of the Company's business.

   The Plan permits the grant of Incentive Stock Options, Nonstatutory Stock Options, Restricted Stock, Restricted Stock Units, Stock Appreciation Rights, Performance Units and Performance Shares.

2. Definitions. The following definitions are used in this Plan:

   (a) "Administrator" means the Board or any of its Committees as will be administering the Plan, in accordance with Section 4 of the Plan.

   (b) "Amendment Date" means August 14, 2025.

   (c) "Applicable Laws" means the legal and regulatory requirements relating to the administration of equity-based awards and issuance of shares of Common Stock, including under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any non-U.S. country or jurisdiction where Awards are, or will be, granted under the Plan. Reference to a specific section of an Applicable Law or regulation related to that section shall include such section or regulation, any valid regulation or other official guidance issued under that section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding that section or regulation.

   (d) "Award" means, individually or collectively, a grant under the Plan of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Units or Performance Shares.

   (e) "Award Agreement" means the written or electronic agreement between the Company and Participant setting forth the terms and provisions applicable to an Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan.

   (f) "Board" means the Board of Directors of the Company.

   (g) "Change in Control" means the occurrence of any of the following events:

      (i) Change in Ownership of the Company. A change in the ownership of the Company which occurs on the date that any one person, or more than one person acting as a group ("Person"), acquires ownership of the stock of the Company that, together with the stock held by such Person, constitutes more than 50% of the total voting power of the stock of the Company; provided, however, that for purposes of this subsection, if any one Person is already considered to own more than 50% of the total voting power of the stock of the Company, the acquisition of additional stock by such Person will not be considered a Change in Control; or

      (ii) Change in Effective Control of the Company. A change in the effective control of the Company which occurs on the date that a majority of members of the Board is replaced during any 12-month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election. For purposes of this subsection (ii), if any Person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered a Change in Control; or

      (iii) Change in Ownership of a Substantial Portion of the Company's Assets. A change in the ownership of a substantial portion of the Company's assets which occurs on the date that any Person acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such Person) assets from the Company that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions; provided, however, that for purposes of this subsection (iii), the following will not constitute a change in the ownership of a substantial portion of the Company's assets: (A) a transfer to an entity that is controlled by the Company's stockholders immediately after the transfer, or (B) a transfer of assets by the Company to: (1) a stockholder of the Company (immediately before the asset transfer) in exchange for or with respect to the Company's stock, (2) an entity, 50% or more of the total value or voting power of which is owned, directly or indirectly, by the Company, (3) a Person, that owns, directly or indirectly, 50% or more of the total value or voting power of all the outstanding stock of the Company, or (4) an entity, at least 50% of the total value or voting power of which is owned, directly or indirectly, by a Person described in subsection (iii)(B)(3). For purposes of this subsection (iii), gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

For purposes of this definition, persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company.

Notwithstanding the foregoing, a transaction will not be deemed a Change in Control unless the transaction qualifies as a change in control event within the meaning of Section 409A. Further and for the avoidance of doubt, a transaction will not constitute a Change in Control if: (x) its primary purpose is to change the jurisdiction of the Company's incorporation, or (y) its primary purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transaction.

(g) "Code" means the U.S. Internal Revenue Code of 1986.

(h) "Committee" means a committee of Directors or of other individuals satisfying Applicable Laws appointed by the Board, or a duly authorized committee of the Board, in accordance with Section 4 hereof.

(i) "Common Stock" means the common stock of the Company.

(j) "Company" means Palo Alto Networks, Inc., a Delaware corporation, or any successor thereto.

(k) "Consultant" means any person, including an advisor, engaged by the Company or a Parent or Subsidiary of the Company to render bona fide services to such entity, provided the services (i) are not in connection with the offer or sale of securities in a capital-raising transaction, and (ii) do not directly promote or maintain a market for the Company's securities, in each case, within the meaning used with respect to Form S-8 promulgated under the Securities Act, and provided, further, that a Consultant will include only those persons to whom the issuance of Shares may be registered under Form S-8 promulgated under the Securities Act.

(l) "Director" means a member of the Board.

(m) "Disability" means total and permanent disability as defined in Section 22(e)(3) of the Code, provided that in the case of Awards other than Incentive Stock Options, the Administrator in its discretion may determine whether a permanent and total disability exists in accordance with uniform and non-discriminatory standards adopted by the Administrator from time to time.

(n) "Employee" means any person, including Officers and Inside Directors, providing services as an employee to the Company or any Parent or Subsidiary of the Company. Neither service as a Director nor payment of a director's fee by the Company will be sufficient to constitute "employment" by the Company.

(o) "Exchange Act" means the U.S. Securities Exchange Act of 1934.

(p) "Exchange Program" means a program under which (i) outstanding Awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards of a different type, and/or cash, (ii) Participants would have the opportunity to transfer any outstanding Awards to a financial institution or other person or entity selected by the Administrator, and/or (iii) the exercise price of an outstanding Award is reduced. As described in Section 4(i), the Administrator may not institute an Exchange Program.

(q) "Fair Market Value" means, as of any date, the value of Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or a national market system, including without limitation Nasdaq Global Select Market, Nasdaq Global Market or Nasdaq Capital Market of Nasdaq

Stock Market or the New York Stock Exchange, its Fair Market Value will be the closing sales price for such stock (or, the closing bid, if no sales were reported) as quoted on such exchange or system on the day of determination, as reported by such source as the Administrator deems reliable;

(ii) If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share will be the mean between the high bid and low asked prices for the Common Stock on the day of determination (or the closing bid, if no sales were reported), as reported by such source as the Administrator deems reliable; or

(iii) In the absence of an established market for the Common Stock, the Fair Market Value will be determined in good faith by the Administrator.

If the Fair Market Value is to be determined under subsection (i) or (ii) above and the determination date for the Fair Market Value occurs on a day other than a Trading Day, the Fair Market Value will be the price as determined under subsection (i) or (ii) above, as applicable, on the immediately preceding Trading Day, unless otherwise determined by the Administrator. In addition, for purposes of determining the fair market value of shares for any reason other than the determination of the exercise price of Options or Stock Appreciation Rights, fair market value will be determined by the Administrator in a manner compliant with Applicable Laws and applied consistently for such purpose. Note that the determination of fair market value for purposes of withholding Tax-Related Items may be made in the Administrator's sole discretion subject to Applicable Laws and is not required to be consistent with the determination of Fair Market Value for other purposes.

(r) "Fiscal Year" means the fiscal year of the Company.

(s) "Incentive Stock Option" means an Option that is intended to qualify, and actually qualifies, as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(t) "Inside Director" means a Director who is an Employee.

(u) "Nonstatutory Stock Option" means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Stock Option.

(v) "Officer" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(w) "Option" means a stock option granted pursuant to the Plan.

(x) "Outside Director" means a Director who is not an Employee.

(y) "Parent" means a "parent corporation" of the Company, whether now or hereafter existing, as defined in Section 424(e) of the Code.

(z) "Participant" means the holder of an outstanding Award.

(aa) "Performance Share" means an Award denominated in Shares which may be earned in whole or in part upon attainment of performance goals or other vesting criteria as the Administrator may determine pursuant to Section 10.

(bb) "Performance Unit" means an Award denominated in Shares or cash, which may be earned in whole or in part upon attainment of performance goals or other vesting criteria as the Administrator may determine and which may be settled for cash, Shares or other securities or a combination of the foregoing pursuant to Section 10.

(cc) "Period of Restriction" means the period (if any) during which the transfer of Shares of Restricted Stock are subject to restrictions and therefore, the Shares are subject to a substantial risk of forfeiture. Such restrictions may be based on the passage of time, the achievement of target levels of performance, or the occurrence of other events as determined by the Administrator.

(dd) "Plan" means this Palo Alto Networks, Inc. 2021 Equity Incentive Plan.

(ee) "Restricted Stock" means Shares issued pursuant to a Restricted Stock award under Section 7 of the Plan, or issued pursuant to the early exercise of an Option.

(ff) "Restricted Stock Unit" means a bookkeeping entry representing an amount equal to the Fair Market Value of one Share, granted pursuant to Section 8. Each Restricted Stock Unit represents an unfunded and unsecured obligation of the Company.

(gg) "Rule 16b-3" means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

(hh) "Section 16(b)" means Section 16(b) of the Exchange Act.

(ii) "Section 409A" means Section 409A of the Code.

(jj) "Securities Act" means the U.S. Securities Act of 1933.

(kk) "Service Provider" means an Employee, Director or Consultant.

(ll) "Share" means a share of the Common Stock, as adjusted in accordance with Section 14 of the Plan.

(mm) "Stock Appreciation Right" means an Award, granted alone or in connection with an Option, that pursuant to Section 9 is designated as a Stock Appreciation Right.

(nn) "Subsidiary" means a "subsidiary corporation" of the Company whether now or hereafter existing, as defined in Section 424(f) of the Code.

(oo) "Substituted Award" means an Award granted in substitution for an equity award of an acquired entity in connection with a merger, reorganization, separation, or other transaction to which Section 424(a) of the Code applies.

(pp) "Tax-Related Items" means any U.S. and non–U.S. federal, state, or local taxes (including, without limitation, income tax, social insurance, payroll tax, fringe benefits tax, payment on account and any other tax-related items) related to a Participant's participation in the Plan and legally applicable or deemed applicable to the Participant, or have been transferred to the Participant.

(qq) "Trading Day" means a day that the primary stock exchange, national market system, or other trading platform, as applicable, upon which the Common Stock is listed is open for trading.

3. Stock Subject to the Plan.

(a) Stock Subject to the Plan. Subject to the provisions of Section 14 of the Plan, the maximum aggregate number of Shares that may be issued under the Plan is (i) 64,370,000 Shares, plus (ii) any Shares subject to awards granted under the Company's 2012 Equity Incentive Plan, as amended, that, (A) on or after the date stockholders initially approved the Plan through the Amendment Date, have been added to the Plan pursuant to the prior terms of this Section 3 and (B) after the Amendment Date, expire or otherwise terminate without having been exercised or issued in full, or are forfeited to or repurchased by the Company due to failure to vest, with the maximum number of Shares to be added to the Plan pursuant to clause (ii) equal to 63,480,126 Shares. In addition, Shares may become available for issuance under the Plan pursuant to Section 3(b). The Shares may be authorized, but unissued, or reacquired Common Stock. If the Committee grants Substituted Awards in substitution for equity awards outstanding under a plan maintained by an entity acquired by or consolidated with the Company, the grant of those Substituted Awards will not decrease the number of Shares available for issuance under the Plan.

(b) Lapsed Awards. If an Award expires or becomes unexercisable without having been exercised in full, or, with respect to Restricted Stock, Restricted Stock Units, Performance Units or Performance Shares, is forfeited to or repurchased by the Company due to failure to vest, then the unpurchased Shares (or for Awards other than Options or Stock Appreciation Rights, the forfeited or repurchased Shares) that were subject thereto will become available for future grant or sale under the Plan (unless the Plan has terminated). With respect to Stock Appreciation Rights, the gross number of Shares underlying the portion of a Stock Appreciation Right that is exercised will cease to be available under the Plan. Shares that actually have been issued under the Plan under any Award will not be returned to the Plan and will not become available for future distribution under the Plan; provided, however, that if Shares issued pursuant to Awards of Restricted Stock, Restricted Stock Units, Performance Shares or Performance Units are repurchased by the Company or are forfeited to the Company due to failure to vest, such Shares will become available for future grant under the Plan. Shares used to pay the exercise price or purchase price of an Award or to satisfy the tax withholding obligations related to an Award will not become available for future grant or sale under the Plan. To the extent an Award under the Plan is paid out in cash rather than Shares, such cash payment will not reduce the number of Shares available for issuance under the Plan. Notwithstanding the foregoing and, subject to adjustment as provided in Section 14, the maximum number of Shares that may be issued upon the exercise of Incentive Stock Options will equal the aggregate Share number stated in Section 3(a), plus, to the extent allowable under Section 422 of the Code and the Treasury Regulations promulgated thereunder, any Shares that become available for issuance under the Plan pursuant to this Section 3(b).

(c) Share Reserve. The Company, at all times during the term of this Plan, will reserve and keep available such number of Shares as will be sufficient to satisfy the requirements of the Plan.

4. Administration of the Plan.

   (a) Procedure.

      (i) General. The Plan will be administered by (A) the Board or (B) a Committee constituted to satisfy Applicable Laws. The Board or Committee will be the Administrator. Different Administrators may administer the Plan with respect to different groups of Service Providers. The Board may retain the authority to concurrently administer the Plan with a Committee and may, at any time, revoke the delegation of some or all authority previously delegated.

      (ii) Rule 16b-3. To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3, the transactions contemplated hereunder will be structured to satisfy the requirements for exemption under Rule 16b-3.

   (b) Powers of the Administrator. Subject to the Plan, any limitations on delegations specified by the Board, and any requirements imposed by Applicable Laws, the Administrator will have the authority, in its sole discretion, to make any determinations and perform any actions deemed necessary or advisable to administer the Plan including to:

      (i) determine the Fair Market Value;

      (ii) select the Service Providers to whom Awards may be granted hereunder;

      (iii) determine the number of Shares to be covered by each Award granted hereunder;

      (iv) approve forms of Award Agreements for use under the Plan;

      (v) determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. The terms and conditions include, but are not limited to, the exercise price, the time or times when Awards may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Award or the Shares relating to an Award;

      (vi) establish, amend and rescind rules and regulations and adopt sub-plans relating to the Plan, including rules, regulations, and sub-plans for the purposes of facilitating compliance with non-U.S. laws, easing the administration of the Plan and/or taking advantage of tax-favorable treatment for Awards granted to Service Providers outside the U.S.;

      (vii) interpret the Plan and make any decision necessary to administer the Plan;

      (viii) interpret, modify or amend each Award (subject to Section 17(c) of the Plan), including without limitation the discretionary authority to extend the post-termination exercisability period of Awards;

      (ix) allow Participants to satisfy tax withholding obligations in a manner prescribed in Section 15 of the Plan;

      (x) authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator;

      (xi) delegate ministerial duties to any of the Company's employees;

      (xii) temporarily suspend the exercisability of an Award if the Administrator deems such suspension to be necessary or appropriate for administrative purposes;

      (xiii) allow a Participant to defer the receipt of the payment of cash or the delivery of Shares that otherwise would be due to the Participant under an Award; and

      (xiv) make all other determinations deemed necessary or advisable for administering the Plan.

   (c) Grant Date. The grant date of an Award ("Grant Date") will be the date that the Administrator makes the determination granting such Award or may be a later date if such later date is designated by the Administrator on the date of the determination or under an automatic grant policy. Notice of the determination will be provided to each Participant within a reasonable time after the Grant Date.

   (d) Waiver. The Administrator may waive any terms, conditions or restrictions.

   (e) Fractional Shares. Except as otherwise provided by the Administrator, any fractional Shares that result from the adjustment of Awards will be cancelled. Any fractional Shares that result from vesting percentages will be accumulated and vested on the date that an accumulated full Share is vested.

(f) Electronic Delivery. The Company may deliver by e-mail or other electronic means (including posting on a website maintained by the Company or its agent) all documents relating to the Plan or any Award and all other documents that the Company is required to deliver to its security holders (including prospectuses, annual reports and proxy statements).

(g) Choice of Law; Choice of Forum. The Plan, all Awards and all determinations made and actions taken under the Plan, to the extent not otherwise governed by the laws of the United States, will be governed by the laws of the State of Delaware without giving effect to principles of conflicts of law. For purposes of litigating any dispute that arises under this Plan, a Participant's acceptance of an Award is his or her consent to the jurisdiction of the State of Delaware, and agreement that any such litigation will be conducted in Delaware Court of Chancery, or the federal courts for the United States for the District of Delaware, and no other courts, regardless of where a Participant's services are performed.

(h) Effect of Administrator's Decision. The Administrator's decisions, determinations and interpretations will be final and binding on all Participants and any other holders of Awards and will be given the maximum deference permitted by Applicable Laws.

(i) Exchange Program. The Administrator may not institute an Exchange Program.

5. Eligibility. Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares and Performance Units may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

6. Stock Options.

(a) Grant of Options. Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Options to Service Providers in such amounts as the Administrator determines in its sole discretion.

(b) Stock Option Agreement. Each Option will be evidenced by an Award Agreement that will specify the exercise price, the number of Shares subject to the Option, the exercise restrictions, if any, applicable to the Option, and such other terms and conditions as the Administrator determines in its sole discretion.

(c) Limitations. Each Option will be designated in the Award Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds $100,000, such Options will be treated as Nonstatutory Stock Options. For purposes of this Section 6(c), Incentive Stock Options will be taken into account in the order in which they were granted. The Fair Market Value of the Shares will be determined as of the time the Option with respect to such Shares is granted.

(d) Term of Option. The term of each Option will be stated in the Award Agreement. In the case of an Incentive Stock Option, the term will be 10 years from the Grant Date or such shorter term as may be provided in the Award Agreement. Moreover, in the case of an Incentive Stock Option granted to a Participant who, at the time the Incentive Stock Option is granted, owns stock representing more than 10% of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Incentive Stock Option will be 5 years from the Grant Date or such shorter term as may be provided in the Award Agreement.

(e) Option Exercise Price and Consideration.

(i) Exercise Price. The per share exercise price for the Shares to be issued pursuant to exercise of an Option will be determined by the Administrator, subject to the following:

(1) In the case of an Incentive Stock Option

A granted to an Employee who, at the time the Incentive Stock Option is granted, owns stock representing more than 10% of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price will be no less than 110% of the Fair Market Value per Share on the Grant Date.

B granted to any Employee other than an Employee described in paragraph (A) immediately above, the per Share exercise price will be no less than 100% of the Fair Market Value per Share on the Grant Date.

(2) In the case of a Nonstatutory Stock Option, the per Share exercise price will be determined by the Administrator and may no less than 100% of the Fair Market Value per Share on the Grant Date unless otherwise required by Applicable Laws.

(3) Notwithstanding the foregoing, Options may be granted with a per Share exercise price of less than 100% of the Fair Market Value per Share on the Grant Date pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code.

(ii) Waiting Period and Exercise Dates. At the time an Option is granted, the Administrator will fix the period within which the Option may be exercised and will determine any conditions that must be satisfied before the Option may be exercised.

(iii) Form of Consideration. The Administrator will determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an Incentive Stock Option, the Administrator will determine the acceptable form of consideration at the time of grant. Such consideration may consist entirely of: (1) cash; (2) check or wire transfer; (3) promissory note, to the extent permitted by Applicable Laws; (4) other Shares, provided that such Shares have a fair market value on the date of surrender equal to the aggregate exercise price of the Shares as to which such Option will be exercised and provided that accepting such Shares will not result in any adverse accounting consequences to the Company, as the Administrator determines in its sole discretion; (5) consideration received by the Company under a broker-assisted (or other) cashless exercise program (whether through a broker or otherwise) implemented by the Company in connection with the Plan; (6) net exercise, under which Shares are withheld from otherwise deliverable Shares that has been approved by the Board or a Committee; (7) such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws; or (8) any combination of the foregoing methods of payment.

(f) Exercise of Option.

(i) Procedure for Exercise; Rights as a Stockholder. Any Option granted hereunder will be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. Notwithstanding the foregoing, at any time after the grant of an Option, the Administrator, in its sole discretion, may accelerate the time at which the Option will vest or become exercisable. An Option may not be exercised for a fraction of a Share.

An Option will be deemed exercised when the Company receives: (i) notice of exercise (in accordance with the procedures that the Administrator may specify from time to time) from the person entitled to exercise the Option, and (ii) full payment for the Shares with respect to which the Option is exercised (together with any amounts necessary to satisfy withholding obligations for Tax-Related Items). Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award Agreement and the Plan. Shares issued upon exercise of an Option will be issued in the name of the Participant or, if requested by the Participant and approved by the Administrator, in the name of the Participant and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder will exist with respect to the Shares subject to an Option, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 14 of the Plan.

Exercising an Option in any manner will decrease the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

(ii) Termination of Relationship as a Service Provider. If a Participant ceases to be a Service Provider, other than upon the cessation of the Participant's Service Provider status as the result of the Participant's death or Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of cessation of the Participant's Service Provider status (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for 3 months following cessation of the Participant's Service Provider status. Unless otherwise provided by the Administrator, if on the date of cessation of the Participant's Service Provider status the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If, after cessation of the Participant's Service Provider status, the Participant does not exercise his or her Option within the time specified in the Award Agreement or herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(iii) Disability of Participant. If a Participant ceases to be a Service Provider as a result of the Participant's Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent the Option is vested on the date of cessation of the Participant's Service Provider status (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for 12 months following cessation of the Participant's Service Provider status. Unless otherwise provided by the Administrator, if on the date of cessation of the Participant's Service Provider status the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If, after cessation of the Participant's Service Provider status, the Participant does not exercise his or her Option within the time specified in the Award Agreement or herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(iv) Death of Participant. If a Participant dies while a Service Provider, the Option may be exercised following the Participant's death within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of death (but in no event may the Option be exercised later than the expiration of the term of such Option as set forth in the Award Agreement), by the Participant's designated beneficiary, provided the Administrator has permitted the designation of a beneficiary and provided such beneficiary has been designated prior to the Participant's death in a form acceptable to the Administrator. If the Administrator has not permitted the designation of a beneficiary or if no such beneficiary has been designated by the Participant, then such Option may be exercised by the personal representative of the Participant's estate or by the person(s) to whom the Option is transferred pursuant to the Participant's will or in accordance with the laws of descent and distribution. In the absence of a specified time in the Award Agreement, the Option will remain exercisable for 12 months following the Participant's death. Unless otherwise provided by the Administrator, if at the time of death, the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will immediately revert to the Plan. If the Option is not so exercised within the time specified in the Award Agreement or herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(v) Tolling Expiration. A Participant's Award Agreement may also provide that:

(1) if the exercise of the Option following the cessation of the Participant's status as a Service Provider (other than upon the Participant's death or Disability) would result in liability under Section 16(b), then the Option will terminate on the earlier of (A) the expiration of the term of the Option set forth in the Award Agreement, or (B) the 10th day after the last date on which such exercise would result in liability under Section 16(b); or

(2) if the exercise of the Option following the cessation of the Participant's status as a Service Provider (other than upon the Participant's death or Disability) would be prohibited at any time solely because the issuance of Shares would violate the registration requirements under the Securities Act, then the Option will terminate on the earlier of (A) the expiration of the term of the Option or (B) the expiration of a period of 30 days after the cessation of the Participant's status as a Service Provider during which the exercise of the Option would not be in violation of such registration requirements.

7. Restricted Stock.

(a) Grant of Restricted Stock. Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Shares of Restricted Stock to Service Providers in such amounts as the Administrator determines in its sole discretion.

(b) Restricted Stock Agreement. Each Award of Restricted Stock will be evidenced by an Award Agreement that will specify any Period of Restriction, the number of Shares granted, and such other terms and conditions as the Administrator determines in its sole discretion. Unless the Administrator determines otherwise, the Company as escrow agent will hold Shares of Restricted Stock until the restrictions on such Shares have lapsed.

(c) Transferability. Except as provided in this Section 7 of the Award Agreement, Shares of Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of any applicable Period of Restriction.

(d) Other Restrictions. The Administrator, in its sole discretion, may impose such other restrictions on Shares of Restricted Stock as it may deem advisable or appropriate.

(e) Removal of Restrictions. Except as otherwise provided in this Section 7, Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan will be released from escrow as soon as practicable after the last day of any applicable Period of Restriction or at such other time as the Administrator may determine. Notwithstanding the foregoing, at any time after the grant of an Option, the Administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

(f) Voting Rights. During any applicable Period of Restriction, Service Providers holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares, unless the Administrator determines otherwise.

(g) Return of Restricted Stock to Company. On the date set forth in the Award Agreement, the Restricted Stock for which restrictions have not lapsed will revert to the Company and again will become available for grant under the Plan.

8. Restricted Stock Units.

(a) Grant. Restricted Stock Units may be granted at any time and from time to time as determined by the Administrator. After the Administrator determines that it will grant Restricted Stock Units under the Plan, it will advise the Participant in an Award Agreement of the terms, conditions, and restrictions related to the grant, including the number of Restricted Stock Units.

(b) Restricted Stock Unit Agreement. Each Award of Restricted Stock Units will be evidenced by an Award Agreement that will specify vesting criteria, the number of Restricted Stock Units granted, and such other terms and conditions as the Administrator determines in its sole discretion.

(c) Vesting Criteria and Other Terms. The Administrator will set vesting criteria in its discretion, which, depending on the extent to which the criteria are met, will determine the number of Restricted Stock Units that will be paid out to the Participant. The Administrator may set vesting criteria based upon the achievement of Company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable U.S. or non-U.S. federal or state securities laws or any other basis determined by the Administrator in its discretion.

(d) Earning Restricted Stock Units. Upon meeting the applicable vesting criteria, the Participant will be entitled to receive a payout as determined by the Administrator. Notwithstanding the foregoing, at any time after the grant of Restricted Stock Units, the Administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout.

(e) Form and Timing of Payment. Payment of earned Restricted Stock Units will be made as soon as practicable after the date(s) determined by the Administrator and set forth in the Award Agreement. The Administrator, in its sole discretion, may settle earned Restricted Stock Units only in cash, Shares, or a combination of both.

(f) Cancellation. On the date set forth in the Award Agreement, all unearned Restricted Stock Units will be forfeited to the Company.

9. Stock Appreciation Rights.

(a) Grant of Stock Appreciation Rights. Subject to the terms and conditions of the Plan, a Stock Appreciation Right may be granted to Service Providers at any time and from time to time as will be determined by the Administrator, in its sole discretion.

(b) Stock Appreciation Right Agreement. Each Stock Appreciation Right grant will be evidenced by an Award Agreement that will specify the exercise price, the term of the Stock Appreciation Right, the conditions of exercise, and such other terms and conditions as the Administrator determines in its sole discretion. Notwithstanding the foregoing, at any time after the grant of a Stock Appreciation Right, the Administrator, in its sole discretion, may accelerate the time at which the Stock Appreciation Right will vest or become exercisable.

(c) Number of Shares. The Administrator will have complete discretion to determine the number of Stock Appreciation Rights granted to any Service Provider.

(d) Exercise Price and Other Terms. The per share exercise price for the Shares to be issued pursuant to exercise of a Stock Appreciation Right will be determined by the Administrator and will be no less than 100% of the Fair Market Value per Share on the Grant Date. Otherwise, the Administrator, subject to the provisions of the Plan, will have complete discretion to determine the terms and conditions of Stock Appreciation Rights granted under the Plan.

(e) Expiration of Stock Appreciation Rights. A Stock Appreciation Right granted under the Plan will expire upon the date as determined by the Administrator, in its sole discretion, and set forth in the Award Agreement. Notwithstanding the foregoing, the tolling and expiration rules of Section 6(f) relating to exercise also will apply to Stock Appreciation Rights.

(f) Payment of Stock Appreciation Right Amount. Upon exercise of a Stock Appreciation Right, a Participant will be entitled to receive payment from the Company in an amount determined as the product of:

(i) The difference between the Fair Market Value of a Share on the date of exercise over the exercise price; and

(ii) The number of Shares with respect to which the Stock Appreciation Right is exercised.

At the discretion of the Administrator, the payment upon exercise of a Stock Appreciation Right may be in cash, in Shares of equivalent value, or in some combination of both.

10. Performance Units and Performance Shares.

(a) Grant of Performance Units/Shares. Performance Units and Performance Shares may be granted to Service Providers at any time and from time to time, as will be determined by the Administrator, in its sole discretion. The Administrator will have complete discretion in determining the number of Performance Units and Performance Shares granted to each Participant.

(b) Value of Performance Units/Shares. Each Performance Unit will have an initial value that is established by the Administrator on or before the Grant Date. Each Performance Share will have an initial value equal to the Fair Market Value of a Share on the Grant Date.

(c) Performance Objectives and Other Terms. The Administrator will set performance objectives or other vesting provisions (including, without limitation, continued status as a Service Provider) in its discretion which, depending on the extent to which they are met, will determine the number or value of Performance Units/Shares that will be paid out to the Service Providers. The time period during which the performance objectives or other vesting provisions must be met will be called the "Performance Period." Each Award of Performance Units/Shares will be evidenced by an Award Agreement that will specify the Performance Period, and such other terms and conditions as the Administrator determines in its sole discretion. The Administrator may set performance objectives based upon the achievement of Company-wide, divisional, business unit or individual goals (including, but not limited to, continued employment or service), applicable U.S. or non-U.S. federal or state securities laws, or any other basis determined by the Administrator in its discretion.

(d) Earning of Performance Units/Shares. After the applicable Performance Period has ended, the holder of Performance Units/Shares will be entitled to receive a payout of the number of Performance Units/ Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding performance objectives or other vesting provisions have been achieved. Notwithstanding the foregoing, at any time after the grant of a Performance Unit/Share, the Administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such Performance Unit/Share.

(e) Form and Timing of Payment of Performance Units/Shares. Payment of earned Performance Units/ Shares will be made as soon as practicable after the expiration of the applicable Performance Period. The Administrator, in its sole discretion, may pay earned Performance Units/Shares in the form of cash, in Shares (which have an aggregate Fair Market Value equal to the value of the earned Performance Units/ Shares at the close of the applicable Performance Period) or in a combination thereof.

(f) Cancellation of Performance Units/Shares. On the date set forth in the Award Agreement, all unearned or unvested Performance Units/Shares will be forfeited to the Company, and again will be available for grant under the Plan.

11. Award Limitations.

    (a) Outside Director Award Limitations. No Outside Director may be paid compensation for service as an Outside Director that, in the aggregate, exceeds $2,000,000, increased to $4,000,000 for such Outside Director for the Fiscal Year in which he or she joins the Board as an Outside Director. Compensation includes equity awards, including any Awards issued under this Plan, the value of which will be based on their grant date fair value determined in accordance with U.S. generally accepted accounting principles and any other compensation (including without limitation any cash retainers or fees). Any Awards or other compensation paid or provided to an individual for his or her services as an Employee, or for his or her services as a Consultant (other than as an Outside Director), will not count for purposes of the limitation under this Section 11(a).

    (b) Dividends and Other Distributions. No dividends or other distributions shall be paid with respect to any Shares underlying any unvested portion of an Award.

12. Leaves of Absence/Transfer Between Locations. Unless the Administrator provides otherwise or Applicable Laws require otherwise, vesting of Awards will be suspended during any unpaid leave of absence. A Participant will not cease to be an Employee in the case of (i) any leave of absence approved by the Company or the Participant's employer or (ii) transfers between locations of the Company or between the Company, its Parent, or any of its Subsidiaries. For purposes of Incentive Stock Options, no such leave may exceed 3 months, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company or the Participant's employer is not so guaranteed, then 6 months following the 1st day of such leave any Incentive Stock Option held by the Participant will cease to be treated as an Incentive Stock Option and will be treated for tax purposes as a Nonstatutory Stock Option.

13. Transferability of Awards.

    (a) General Rule. Unless determined otherwise by the Administrator, or otherwise required by Applicable Laws, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Participant, only by the Participant. If the Administrator makes an Award transferable, the Award will be limited by any additional terms and conditions imposed by the Administrator. Any unauthorized transfer of an Award will be void.

    (b) Domestic Relations Orders. If approved by the Administrator, an Award may be transferred pursuant to the terms of a domestic relations order, official marital settlement agreement or other divorce or separation instrument as permitted by Treasury Regulations Section 1.421-1(b)(2). An Incentive Stock Option may be deemed to be a Nonstatutory Stock Option as a result of such transfer.

    (c) Limited Transfers for the Benefit of Family Members. The Administrator may permit an Award or Share issued under this Plan to be assigned or transferred subject to the applicable limitations, set forth in the General Instructions to Form S-8 Registration Statement under the Securities Act, if applicable, and any other Applicable Laws. For the avoidance of doubt, during the lifetime of the Participant, no Award may be assigned or transferred to a third-party financial institution.

    (d) Permitted Transferees. Any individual or entity to whom an Award is transferred will be subject to all of the terms and conditions applicable to the Participant who transferred the Award, including the terms and conditions in this Plan and the Award Agreement. If an Award is unvested, then the service of the Participant will continue to determine whether the Award will vest and when it will terminate.

14. Adjustments; Dissolution or Liquidation; Merger or Change in Control; Death.

    (a) Adjustments. In the event that any extraordinary dividend or other extraordinary distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of Shares or other securities of the Company, or other change in the corporate structure of the Company affecting the Shares occurs (other than any ordinary dividends or other ordinary distributions), the Administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Plan, will adjust the number and class of shares of stock that may be delivered under the Plan and/or the number, class, and price of shares of stock covered by each outstanding Award, and the numerical Share limits in Section 3 of the Plan.

(b) Dissolution or Liquidation. In the event of a proposed dissolution or liquidation of the Company, the Administrator will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised, an Award will terminate immediately prior to the consummation of such proposed action.

(c) Merger or Change in Control. In the event of a merger of the Company with or into another corporation or other entity or a Change in Control, each outstanding Award will be treated as the Administrator determines (subject to the provisions of the following paragraph) without a Participant's consent, including, without limitation, that each Award be assumed or an equivalent option or right substituted by the successor corporation or its Parent. The Administrator will not be obligated to treat all Awards, all Awards held by a Participant, all Awards of the same type, or all portions of Awards, similarly.

In the event that the successor corporation does not assume or substitute for the Award (or portion thereof), the Participant will fully vest in and have the right to exercise the Participant's outstanding Option and Stock Appreciation Right (or portion thereof) that is not assumed or substituted for, including Shares as to which such Award would not otherwise be vested or exercisable, all restrictions on Restricted Stock, Restricted Stock Units, Performance Shares and Performance Units (or portions thereof) not assumed or substituted for will lapse, and, with respect to such Awards with performance-based vesting (or portions thereof) not assumed or substituted for, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met, in each case, unless specifically provided otherwise under the applicable Award Agreement or other written agreement between the Participant and the Company or any of its Subsidiaries or Parents, as applicable. In addition, if an Option or Stock Appreciation Right (or portion thereof) is not assumed or substituted for in the event of a merger or Change in Control, the Administrator will notify the Participant in writing or electronically that such Option or Stock Appreciation Right (or its applicable portion) will be exercisable for a period of time determined by the Administrator in its sole discretion, and the Option or Stock Appreciation Right (or its applicable portion) will terminate upon the expiration of such period.

For the purposes of this Section 14(c), an Award will be considered assumed if, following the merger or Change in Control, the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the merger or Change in Control, the consideration (whether stock, cash, or other securities or property) received in the merger or Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the merger or Change in Control is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of an Option or Stock Appreciation Right or upon the payout of a Restricted Stock Unit, Performance Unit or Performance Share, for each Share subject to such Award, to be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the merger or Change in Control.

Notwithstanding anything in this Section 14(c) to the contrary, and unless otherwise provided in an Award Agreement or other written agreement between the Participant and the Company or any of its Subsidiaries or Parents, as applicable, an Award that vests, is earned or paid-out upon the satisfaction of one or more performance goals will not be considered assumed if the Company or its successor modifies any of such performance goals without the Participant's consent; provided, however, a modification to such performance goals only to reflect the successor corporation's post-Change in Control corporate structure will not be deemed to invalidate an otherwise valid Award assumption.

Notwithstanding anything in this Section 14(c) to the contrary, if a payment under an Award Agreement is subject to Section 409A and if the change in control definition contained in the Award Agreement or other written agreement related to the Award does not comply with the definition of "change in control" for purposes of a distribution under Section 409A, then any payment of an amount that otherwise is accelerated under this Section will be delayed until the earliest time that such payment would be permissible under Section 409A without triggering any penalties applicable under Section 409A.

(d) Outside Director Awards. With respect to Awards granted to Outside Directors for their service as Outside Directors, in the event of a Change in Control, such Participants will fully vest in and have the right to exercise Options and/or Stock Appreciation Rights as to all of the Shares underlying such Awards, including those Shares which would not be vested or exercisable, all restrictions on such Participants' Restricted Stock and Restricted Stock Units will lapse, and, with respect to such Participants' Awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met, unless specifically provided otherwise under the applicable Award Agreements or other written agreements between the Participants and the Company or any of its Subsidiaries or Parents, as applicable.

15. Tax Matters.

(a) Withholding Requirements. Prior to the delivery of any Shares or cash pursuant to an Award (or exercise thereof) or such earlier time as any withholding obligations for Tax-Related Items are due, the Company (or any of its Subsidiaries, Parents or affiliates employing or retaining the services of a Participant, as applicable) will have the power and the right to deduct or withhold, or require a Participant to remit to the Company (or any of its Subsidiaries, Parents or affiliates, as applicable), an amount sufficient to satisfy any Tax-Related Items required to be withheld with respect to such Award (or exercise thereof).

(b) Withholding Arrangements. The Administrator, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit a Participant to satisfy such withholding obligation for Tax-Related Items, in whole or in part by (without limitation) (i) paying cash, check or other cash equivalents, (ii) electing to have the Company withhold otherwise deliverable Shares having a fair market value equal to the minimum statutory amount applicable in a Participant's jurisdiction or such greater amount as the Administrator may determine (including up to a maximum statutory amount) if such amount would not have adverse accounting consequences, as the Administrator determines in its sole discretion, (iii) delivering to the Company already-owned Shares having a fair market value equal to the minimum statutory amount applicable in a Participant's jurisdiction or such greater amount as the Administrator may determine (including up to a maximum statutory amount), in each case, provided the delivery of such Shares will not result in any adverse accounting consequences, as the Administrator determines in its sole discretion, (iv) selling a sufficient number of Shares otherwise deliverable to the Participant through such means as the Administrator may determine in its sole discretion (whether through a broker or otherwise) to cover the amount of the withholding obligation for Tax-Related Items, (v) having the Company or a Parent or Subsidiary withhold from wages or any other cash amount due or to become due to the Participant and payable by the Company or any Parent or Subsidiary, (vi) any other method of withholding determined by the Administrator, or (vii) any combination of the foregoing methods of payment. The withholding amount will be deemed to include any amount which the Administrator agrees may be withheld at the time the election is made, not to exceed the amount determined by using the maximum statutory rates applicable in a Participant's jurisdiction with respect to the Award on the date that the amount of Tax-Related Items to be withheld is to be determined or such greater amount as the Administrator may determine if such amount would not have adverse accounting consequences, as the Administrator determines in its sole discretion. The fair market value of the Shares to be withheld or delivered will be determined as of the date that the amount of Tax-Related Items to be withheld is calculated.

(c) Compliance With Section 409A. Awards will be designed and operated in such a manner that they are either exempt from the application of, or comply with, the requirements of Section 409A such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A, except as otherwise determined in the sole discretion of the Administrator. The Plan and each Award Agreement under the Plan is intended to meet the requirements of Section 409A and will be construed and interpreted in accordance with such intent, except as otherwise determined in the sole discretion of the Administrator. To the extent that an Award or payment, or the settlement or deferral thereof, is subject to Section 409A the Award will be granted, paid, settled or deferred in a manner that will meet the requirements of Section 409A, such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A. In no event will the Company or any of its Subsidiaries or Parents have any obligation or liability under the terms of this Plan to reimburse, indemnify, or hold harmless any Participant or any other person in respect of Awards, for any taxes, interest or penalties imposed, or other costs incurred, as a result of Section 409A.

16. Miscellaneous.

    (a) Stockholder Approval and Term of Plan. The Plan will become effective upon its approval by the Company's stockholders within 12 months after the date the Plan is adopted by the Board. Such stockholder approval will be obtained in the manner and to the degree required under Applicable Laws. The Plan will continue in effect until terminated earlier under Section 17 of the Plan, but no Incentive Stock Options may be granted after 10 years from the date the Plan is adopted by the Board.

    (b) Legal Compliance. Shares will not be issued pursuant an Award unless the exercise or vesting of such Award and the issuance and delivery of such Shares will comply with Applicable Laws and will be further subject to the approval of counsel for the Company with respect to such compliance.

    (c) Investment Representations. As a condition to the exercise or vesting of an Award, the Company may require the person exercising or vesting in such Award to represent and warrant at the time of any such exercise or vesting that the Shares are being acquired only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

    (d) Inability to Obtain Authority. If the Company determines it to be impossible or impracticable to obtain authority from any regulatory body having jurisdiction or to complete or comply with the requirements of any registration or other qualification of the Shares under any U.S. state or federal law or non-U.S. law or under the rules and regulations of the U.S. Securities and Exchange Commission, the stock exchange on which Shares of the same class are then listed, or any other governmental or regulatory body, which authority, registration, qualification or rule compliance is deemed by the Company's counsel to be necessary or advisable for the issuance and sale of any Shares hereunder, the Company will be relieved of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority, registration, qualification or rule compliance will not have been obtained.

    (e) No Effect on Employment or Service. Neither the Plan nor any Award will confer upon a Participant any right with respect to continuing the Participant's relationship as a Service Provider, nor interfere in any way with the Participant's right or the right of the Company and its Subsidiaries or Parents, as applicable, to terminate such relationship at any time, with or without cause, to the extent permitted by Applicable Laws.

    (f) Forfeiture Events. The Administrator may specify in an Award Agreement that the Participant's rights, payments, and benefits with respect to an Award will be subject to reduction, cancellation, forfeiture, recoupment, reimbursement, or reacquisition upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Notwithstanding any provisions to the contrary under this Plan, an Award and any other compensation paid or payable to a Participant (including, but not limited to, equity awards issued outside of this Plan) (such compensation, "Other Compensation") will be subject to the Company's clawback policy in effect as of the adoption of this Plan, and will be subject to any other clawback policy of the Company as may be established and/or amended from time to time (including without limitation pursuant to the listing standards of any national securities exchange or association on which the Company's securities are listed or as may be required by the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act) (the "Clawback Policy"). The Administrator may require a Participant to forfeit, return or reimburse the Company all or a portion of the Award or Other Compensation and any amounts paid thereunder pursuant to the terms of the Clawback Policy or as necessary or appropriate to comply with Applicable Laws. Unless this subsection (f) specifically is mentioned and waived in an Award Agreement or other document, no recovery of compensation under a Clawback Policy or otherwise will constitute an event that triggers or contributes to any right of a Participant to resign for "good reason" or "constructive termination" (or similar term) under any agreement with the Company or any Parent or Subsidiary.

17. Amendment and Termination of the Plan.

    (a) Amendment and Termination. The Administrator, at any time, may amend, alter, suspend or terminate the Plan.

    (b) Stockholder Approval. The Company will obtain stockholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

    (c) Consent of Participants Generally Required. Subject to Section 17(d) below, no amendment, alteration, suspension or termination of the Plan or an Award under it will materially impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the Plan will not affect the Administrator's ability to exercise the powers granted to it regarding Awards granted under the Plan prior to such termination.

(d) Exceptions to Consent Requirement.

(i) A Participant's rights will not be deemed to have been impaired by any amendment, alteration, suspension or termination if the Administrator, in its sole discretion, determines that the amendment, alteration, suspension or termination taken as a whole, does not materially impair the Participant's rights, and

(ii) Subject to the limitations of Applicable Laws, if any, the Administrator may amend the terms of any one or more Awards without the affected Participant's consent even if it does materially impair the Participant's right if such amendment is done

(1) in a manner expressly permitted under the Plan;

(2) to maintain the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code;

(3) to change the terms of an Incentive Stock Option, if such change results in impairment of the Award only because it impairs the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code;

(4) to clarify the manner of exemption from, or to bring the Award into compliance with, Section 409A; or

(5) to comply with other Applicable Laws.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended July 31, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 001-35594

Palo Alto Networks, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**20-2530195**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

3000 Tannery Way
Santa Clara, California 95054
(Address of principal executive offices, including zip code)

(408) 753-4000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.0001 par value per share	PANW	The Nasdaq Stock Market LLC (Nasdaq Global Select Market)

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the registrant was approximately $119.7 billion as of January 31, 2025, the last business day of the registrant's most recently completed second fiscal quarter (based on the closing sales price for the common stock on the Nasdaq Global Select Market on such date). Shares of common stock held by each executive officer and director have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

On August 18, 2025, 668.9 million shares of the registrant's common stock, $0.0001 par value, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the information called for by Part III of this Annual Report on Form 10-K is hereby incorporated by reference from the definitive proxy statement for the registrant's 2025 annual meeting of stockholders, which will be filed with the Securities and Exchange Commission not later than 120 days after the registrant's fiscal year ended July 31, 2025.

Table Of Contents

Part I

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, including, without limitation, the sections entitled "Business," "Risk Factors," and "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally can be identified by words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potentially," "projects," "will," "will be," "will continue," "will likely result," "would," and similar expressions that convey uncertainty of future events or outcomes.

These forward-looking statements include, but are not limited to, statements concerning the following:

- expectations regarding the cybersecurity landscape;
- expectations regarding our platformization strategy and related progress and opportunities;
- expectations regarding annual recurring revenue, remaining performance obligations, and product development strategy;
- expectations regarding artificial intelligence;
- expectations regarding our strategic partnerships;
- expectations regarding drivers of and factors affecting growth in our business;
- statements regarding expected profitability, trends in annual recurring revenue, trends in remaining performance obligations, our mix of product and subscription and support revenue, cost of revenue, gross margin, cash flows, operating expenses, including future share-based compensation expense, income taxes, investment plans, and liquidity;
- expected recurring revenues resulting from growth in our end-customers and increased adoption of our products and cloud-delivered security solutions;
- the performance advantages of our products and subscription and support offerings and the potential benefits to our customers;
- expectations regarding future investments in research and development and product development, customer support, in our employees and in our sales force, including expectations regarding growth in our sales headcount;
- expectations that we will continue to expand our global presence;
- expectations regarding our revenues, including the seasonality and cyclicality from quarter to quarter;
- expectations relating to our customer financing activities;
- the sufficiency of our cash flow from operations with existing cash, cash equivalents, and investments to meet our cash needs for the foreseeable future;
- our ability to successfully acquire and integrate companies and assets and expectations and intentions with respect to the assets, products and technologies that we acquire, including with respect to our proposed acquisition of CyberArk Software Ltd. and our expectations regarding the benefits and synergies of the proposed acquisition;
- our ability to complete, on a timely basis, or at all, announced transactions, including our proposed acquisition of CyberArk Software Ltd.;
- expectations regarding contingent consideration obligations;
- the timing and amount of capital expenditures and share repurchases;
- the effects of worldwide economic and geopolitical conditions, including but not limited to hostilities in Israel and the surrounding regions, inflation, tariff rates, interest rate levels, public or administration policies, trade regulations, trade policy, growth rates and other conditions, on our operating and financial results and performance;
- the manufacture, delivery and cost of certain of our products;
- the effects of litigation or regulatory developments involving us or affecting our industry; and
- other statements regarding our future operations, financial condition and prospects, and business strategies.

These forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties, including those described in "Risk Factors" included in Part I, Item 1A and elsewhere in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the forward-looking events and circumstances discussed in this Annual Report on Form 10-K may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements, except as required by law. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

Item 1. Business

General

Palo Alto Networks, Inc. is a global cybersecurity provider and our vision is a world where each day is safer and more secure than the one before. We were incorporated in 2005 and are headquartered in Santa Clara, California.

Our mission is to be the cybersecurity partner of choice for enterprises, organizations, service providers, and government entities to protect our digital way of life. Our cybersecurity platforms and services help secure enterprise users, networks, clouds, and endpoints by delivering comprehensive cybersecurity backed by artificial intelligence (“AI”) and automation. A key element of our strategy is to help our customers simplify their security architectures through consolidating disparate point products. We execute on this strategy by developing our capabilities and packaging our offerings into platforms which are able to cover many of our customers’ needs in the markets in which we operate. Our platformization strategy combines various products and services into a tightly integrated architecture for more secure, faster, and cost-effective outcomes.

Network Security

Our network security platform is designed to deliver complete zero trust solutions to our customers. The platform includes:

- *Secure Access Service Edge (“SASE”).* Prisma® Access, when combined with Prisma SD-WAN, provides a comprehensive single-vendor SASE offering that is used to secure remote workforces and cloud-delivered branch offices. Prisma Access Browser further extends SASE security and data protection to the end user device, providing workers with freedom to access business applications securely using our secure browser from any device.
- *Next-Generation Firewalls*. Our hardware ML-Powered Next-Generation Firewalls (“NGFWs”) secure on-premises environments including campus locations and data centers. Our software NGFWs secure cloud networks.
- *Cloud-Delivered Security Services (“CDSS”).* Our network security platform integrates a suite of CDSS that complements our SASE and Firewall solutions. These include Advanced Threat Prevention, Advanced WildFire®, Advanced URL Filtering, Advanced DNS Security, IoT/OT Security, GlobalProtect®, Prisma Access Agent, Enterprise Data Loss Prevention (“Enterprise DLP”), AI for IT Operations (“AIOps”), Software as a Service (“SaaS”) Security, and AI Access Security. Through these add-on services, our customers are able to secure their content, applications, users, and devices across their entire organization.
- *Prisma AIRS.* Prisma AIRS is a comprehensive AI security platform that has been designed to protect customers’ entire AI ecosystem by providing AI model scanning, posture management, red teaming, run-time security, and AI agent security.
- *Strata Cloud Manager (“SCM”).* SCM, our network security management solution, centrally manages network security across all remote workers, branches, headquarters, campuses, and cloud. SCM leverages AI to simplify and strengthen network security by enabling customers to proactively pinpoint vulnerabilities, gain real-time remediation recommendations, and enhance overall digital experiences, thereby reducing operational burden. This comprehensive solution includes Strata Copilot, which offers a natural language interface for enhanced insights and guided remediation, and integrates Autonomous Digital Experience Monitoring (“ADEM”) to proactively maintain infrastructure health, facilitate AI-driven one-click troubleshooting, and ensure seamless end-user performance across the enterprise.

Security Operations

Our AI-powered Cortex platform transforms end-to-end security operations with unified data, AI, and automation for more secure, faster, and cost effective outcomes. We have consolidated our industry-leading Security Operations and Cloud Security capabilities on a single comprehensive platform to provide centralized visibility, proactive protection, real-time prevention, AI-driven insights, and automated remediation across enterprise and cloud.

- *Security Operations.* We deliver the next generation of security operations capabilities that unifies standalone Security Information and Event Management (“SIEM”) tools, endpoint security, security automation, cloud detection and response (“CDR”), as well as attack surface management (“ASM”) capabilities on our Cortex® platform. These include Cortex XSIAM®, for AI-powered security operations replacing traditional SIEM tools, Cortex XDR®, for the prevention, detection, and response to complex cybersecurity attacks, Cortex XSOAR®, for security orchestration, automation, and response (“SOAR”), and Cortex Xpanse®, for ASM.
- *Cloud Security.* We deliver comprehensive security across the cloud application development lifecycle through Cortex Cloud, delivered as a scalable SaaS offering. As a comprehensive Cloud Native Application Protection Platform (“CNAPP”) combined with CDR, Cortex Cloud secures multi- and hybrid-cloud environments for applications, data, generative AI (“GenAI”) ecosystem, and the cloud native technology stack across the full development lifecycle, from code to cloud to security operations. As part of the Cortex Cloud platform, customers can expand from Cortex Cloud to our security operations offerings available on a single user experience and unified agent. We also offer our VM-Series and CN-Series virtual firewalls for inline network security on multi- and hybrid-cloud environments.

Threat Intelligence and Advisory Services

- Unit 42® brings together world-renowned expertise across threat research, incident response, and security consulting to deliver intelligence-driven, response-ready outcomes that help customers reduce cyber risk. Our elite consultants serve as trusted advisors to our customers by assessing and testing their security controls against sophisticated threats, transforming their security strategy with a threat-informed approach, and responding to security incidents on behalf of our clients. Additionally, Unit 42 offers managed detection and response ("MDR") and managed threat hunting services.

Products and Services

NETWORK SECURITY

Secure Access Service Edge

- ***Prisma Access.*** Prisma Access is a cloud-delivered security offering that helps organizations deliver consistent AI-driven security to remote networks and mobile users. With more than 100 locations around the world, Prisma Access offers global coverage, consistently inspecting all traffic across all ports and providing bidirectional networking to enable branch-to-branch and branch-to-headquarter traffic. Prisma Access consolidates point products into a single cloud-delivered solution, transforming network security and allowing organizations to enable secure hybrid work. Prisma Access protects all application traffic with complete, best-in-class security while also delivering a seamless user experience with industry-leading service-level agreements ("SLA"s). With native SASE integration, Prisma Access Browser extends Zero Trust to any device—managed or unmanaged—in minutes. Prisma Access delivers seamless user experience with a combination of application acceleration—up to 5x faster than direct-to-internet—and Autonomous Digital Experience Management.
- ***Prisma SD-WAN.*** Our Prisma SD-WAN solution is a next-generation SD-WAN solution that makes the secure cloud-delivered branch possible. Prisma SD-WAN enables organizations to replace traditional wide area network ("WAN") architectures with affordable broadband and internet transport types that promote improved bandwidth availability, redundancy and performance at a reduced cost. Prisma SD-WAN leverages real-time application performance SLAs and visibility to control and intelligently steer application traffic to deliver a powerful user experience. Prisma SD-WAN also provides the flexibility of deploying with an on-premises controller to help businesses meet their industry-specific security compliance requirements and manage deployments with application-defined policies. Our Prisma SD-WAN simplifies network and security operations using AI and automation.

Next-Generation Firewalls. Our hardware and software ML-Powered Next Generation Firewalls use AI—including machine learning and deep learning—to stop zero-day threats in real time, and detect and secure the entire enterprise including Internet of Things ("IoT"). All of our hardware and software firewalls incorporate the PAN-OS® operating system and include the same rich set of features, ensuring consistent operation across our entire product line. This includes SD-WAN capabilities to intelligently steer traffic to data centers, branches, and the cloud, natively integrated into our Next-Generation Firewalls. Enterprise data, applications, users, and devices become integral components of an organization's security policy. Our hardware and software are designed for different performance requirements throughout an organization—with the ability to secure everything from small businesses and branch offices, to large-scale data centers and service providers. Our firewalls come in hardware form factors, containerized form factors, called CN-Series, as well as virtual form factors, called VM-Series, available on all major cloud hosting service providers. We also offer Cloud NGFW, a managed NGFW offering, to secure customers' applications on Amazon Web Services ("AWS") and Microsoft Azure ("Azure").

Cloud-Delivered Security Services

- ***Advanced Threat Prevention.*** This cloud-delivered security service provides intrusion detection and prevention capabilities and blocks vulnerability exploits, viruses, spyware, buffer overflows, denial-of-service attacks, and port scans from compromising and damaging enterprise information resources. In addition, we offer inline deep learning to deliver real-time detection and prevention of unknown, evasive, and targeted command-and-control ("C2") communications over HTTP, unknown-TCP, unknown-UDP, and encrypted over SSL. Advanced Threat Prevention is the industry's only offering to protect the enterprise from unknown command and control in real-time with the power of Precision AI™.
- ***Advanced WildFire.*** This cloud-delivered security service provides protection against targeted malware and advanced persistent threats and provides a near real-time analysis engine for detecting previously unseen malware while resisting attacker evasion techniques. Advanced WildFire combines dynamic and static analysis, recursive analysis, and a custom-built analysis environment with network traffic profiling and fileless attack detection to discover even the most sophisticated and evasive threats. Preventions are delivered in seconds to our network security platform.

- ***Advanced URL Filtering.*** This cloud-delivered security service offers the industry's first Inline Deep Learning powered web protection engine. We deliver real-time detection and prevention of unknown, evasive, and targeted web-based threats, such as phishing. In addition, the service includes a cloud-based URL filtering database which consists of millions of URLs across many categories and is designed to analyze web traffic and prevent web-based threats, such as phishing, malware, and C2.
- ***Advanced DNS Security.*** This cloud-delivered security service uses machine learning to proactively block malicious domains and stop attacks in progress. The service allows our network security platform access to Domain Name System ("DNS") signatures that are generated using advanced predictive analysis, machine learning, and malicious domain data from a growing threat intelligence sharing community of which we are a part of. We offer comprehensive DNS attack coverage and include industry-first protections against multiple emerging DNS-based network attacks, including real-time analysis of DNS response to prevent DNS hijacking.
- ***IoT/OT Security.*** This cloud-delivered security service uses machine learning to accurately identify and classify various IoT and operational technology ("OT") devices, including never-been-seen-before devices, mission-critical OT devices, and unmanaged legacy systems. The service uses machine learning to baseline normal behavior, identify anomalous activity, assess risk, and provide policy recommendations.
- ***SaaS Security API.*** SaaS Security API is a multi-mode, cloud access security broker ("CASB") that helps govern sanctioned SaaS application usage across all users and helps prevent breaches and non-compliance. Specifically, the service enables the discovery and classification of data stored in supported SaaS applications, protects sensitive data from accidental exposure, identifies and protects against known and unknown malware, and performs user activity monitoring to identify potential misuse or data exfiltration. The solution can be combined with SaaS Security Inline for a complete integrated CASB.
- ***SaaS Security Inline.*** SaaS Security Inline adds an inline service to automatically gain visibility and control over thousands of known and newly sanctioned, unsanctioned and tolerated SaaS applications in use within organizations today. The service provides enterprise data protection and compliance across all SaaS applications and prevents cloud threats in real time. The solution can be combined with SaaS Security API as a complete integrated CASB.
- ***GlobalProtect.*** This subscription provides protection for users of both traditional laptop and mobile devices. It expands the boundaries of the end-users' physical network, effectively establishing a logical perimeter that encompasses remote laptop and mobile device users irrespective of their location. Regardless of the operating system, laptops, tablets, and phones will stay connected to the corporate network when they are on a network of any kind and as a result, are protected as if they never left the corporate campus.
- ***Prisma Access Agent.*** Prisma Access Agent provides secure, remote access to corporate resources for employees working from any location or device. The agent establishes an encrypted tunnel to Prisma Access or our NGFW, ensuring consistent security, data protection, and threat prevention for a distributed workforce accessing any application.
- ***Enterprise DLP.*** This cloud-delivered security service provides consistent and reliable protection of sensitive data, such as personally identifiable information and intellectual property, for all traffic types, applications, and users. Native integration with our products makes the service simple to deploy, while advanced machine learning minimizes management complexity. Enterprise DLP allows organizations to consistently discover, classify, monitor, and protect sensitive data, wherever it may reside.
- ***AI Access Security.*** AI Access Security classifies and prioritizes GenAI applications to assess risk, detect anomalies and visualize insights across multiple GenAI-specific attributes. The service prevents sensitive data loss and defends against malicious responses, ensuring safe and effective AI adoption.
- ***AIOps.*** AIOps enables security teams to proactively strengthen security posture and resolve network disruptions. AIOps provides continuous best practice recommendations powered by machine learning based on industry standards, security policy context, and advanced telemetry data collected from our network security customers to improve security posture. The service also intelligently predicts health, performance, and capacity problems up to seven days in advance and provides actionable insights to resolve the predicted disruptions.

Prisma AIRS. Prisma AIRS is a comprehensive AI security platform engineered to protect customers' entire AI ecosystem across its lifecycle. It addresses unique AI security challenges such as prompt injection, data poisoning, and sensitive data leakage, by providing deep visibility and control across AI models, data, and applications. The platform offers AI Model Scanning for vulnerabilities, Posture Management for secure configurations, and AI Red Teaming for proactive testing. Critically, Runtime Security prevents threats during live AI model execution, while AI Agent Security extends protection to autonomous AI agents.

Strata Cloud Manager. SCM enables our customers to easily manage their Palo Alto Networks' Network Security infrastructure—including NGFWs and SASE deployments—from the cloud, via one unified management interface. As an AI-powered, unified cloud management solution, SCM enables organizations to enhance their network security posture and streamline operations. It utilizes AI to swiftly identify potential vulnerabilities, provide real-time recommendations for remediation, proactively address support needs, and improve overall digital experiences, leading to reduced operational overhead and improved speed, accuracy, and scale of support. By analyzing telemetry, historical data, and its diverse knowledge base, SCM can instantly answer questions, pinpoint solutions to known problems, and automate data collection to speed up assisted support for new challenges. Built into this robust solution are Strata Copilot, offering a natural language interface for intuitive insights and guided actions, and ADEM, designed for proactive infrastructure health, simplified troubleshooting, and consistent end-user performance across the network.

Panorama. Panorama is used for centralized policy management, device management, software licensing and updates, centralized logging and reporting, and log storage. Many of our existing deployments continue to use Panorama as the security management solution. New deployments benefit from using SCM for managing network security estate—including our Next-Generation Firewalls and SASE—with a cloud-based, unified management interface.

SECURITY OPERATIONS

- ***Cortex XSIAM.*** Our cloud-based AI-powered security operations platform harnesses the power of AI to significantly improve security outcomes and transform security operations. Cortex XSIAM customers are able to consolidate multiple products into a single unified platform that delivers security information and event management, extended detection and response ("XDR"), SOAR, network traffic analysis, ASM, threat intelligence management ("TIM"), identity threat detection and response, and CDR. CDR is the latest addition to Cortex XSIAM and XDR that addresses the growing need for security teams to respond to cloud threats with purpose-built SOC tools that seamlessly integrate with their security programs. Cortex XSIAM integrates these capabilities into a single platform built for security operations, enabling organizations to simplify operations, stop threats at scale, and accelerate incident remediation. Cortex XSIAM automates data integration, analysis, and triage to respond to most alerts, enabling analysts to focus on only the incidents that require human intervention.
- ***Cortex XDR.*** This cloud-based service enables organizations to collect telemetry from endpoint, network, identity and cloud data sources and apply advanced analytics and machine learning, to quickly find and stop targeted attacks, insider abuse, and compromised endpoints. Cortex XDR has two product tiers: XDR Prevent and XDR Pro. XDR Prevent delivers enterprise-class endpoint security focused on preventing attacks. XDR Pro extends endpoint detection and response ("EDR") to include cross-data analytics for network, cloud, and identity data. Going beyond EDR, Cortex XDR detects the most complex threats using analytics across key data sources and reveals the root cause, which can significantly reduce investigation time as compared to siloed tools and manual processes.
- ***Cortex XSOAR.*** Available as a stand-alone cloud-based service, an on-premises virtual appliance, or delivered natively through Cortex XSIAM, Cortex XSOAR is a comprehensive SOAR offering that unifies playbook automation, case management, real-time collaboration, and threat intelligence management to serve security teams across the incident lifecycle. With Cortex XSOAR, security teams can standardize processes, automate repeatable tasks, and manage incidents across their security product stack to improve response time and analyst productivity. Cortex XSOAR learns from the real-life analyst interactions and past investigations to help SOC teams with analyst assignment suggestions, playbook enhancements, and best next steps for investigations. Many of our customers see significantly faster SOC response times and a significant reduction in the number of SOC alerts which require human intervention.
- ***Cortex Xpanse.*** Available as a stand-alone cloud-based service and a cloud-based subscription module within Cortex XSIAM, Cortex Xpanse provides ASM, which is the ability for an organization to identify what an attacker would see among all of its sanctioned and unsanctioned Internet-facing assets. In addition, Cortex Xpanse detects risky or out-of-policy communications between Internet-connected assets that can be exploited for data breaches or ransomware attacks. Cortex Xpanse continuously identifies Internet assets, risky services, or misconfigurations in third parties to help secure a supply chain or identify risks for mergers and acquisitions due diligence. Finally, compliance teams use Cortex Xpanse to improve their audit processes and stay in compliance by assessing their access controls against regulatory frameworks.
- ***Cortex Cloud.*** Available as a stand-alone cloud-based service or an add-on to Cortex XDR or to Cortex XSIAM. Cortex Cloud, the next generation of Prisma Cloud, merges CNAPP with CDR for real-time cloud security. The solution allows you to harness the power of AI and automation to prioritize cloud risks with runtime context, enable remediation at scale, and stop attacks as they happen. Cortex Cloud consolidates multiple code and cloud security technologies such as Cloud Detection and Response, Software Composition Analysis, Infrastructure as Code security, CI/CD security, secrets scanning, Cloud Security Posture Management, Cloud Identity and Entitlements Management, API security, Vulnerability Management, Cloud Workload Protection, Web Application and API Security, Cloud Network Security, and Cloud Attack Surface Management into a single unified offering. As part of the Cortex platform, customers can transform end-to-end security operations, from code to cloud to SOC, by adopting Cortex Cloud together with Cortex XSIAM. Existing customers can continue leveraging Prisma Cloud as they upgrade to Cortex Cloud for significantly better, faster and more effective multi-cloud protection.

THREAT INTELLIGENCE AND ADVISORY SERVICES

- ***Customer Support.*** Global customer support helps our customers achieve their security outcomes with services and support capabilities covering the customer's entire journey with Palo Alto Networks. This post-sales, global organization advances our customers' security maturity, supporting them when, where, and how they need it. We offer Standard Support, Premium Support, and Platinum Support to our end-customers and channel partners. Our channel partners that operate a Palo Alto Networks Authorized Support Center typically deliver level-one and level-two support. We provide level-three support 24 hours a day, seven days a week through regional support centers that are located worldwide. We also offer a service offering called Focused Services that includes Customer Success Managers to provide support for end-customers with unique or complex support requirements. We offer our end-customers ongoing support for hardware, software, and certain cloud offerings, which includes ongoing security updates, PAN-OS upgrades, bug fixes, and repairs. End-customers typically purchase these services for a one-year or longer term at the time of the initial product sale and typically renew for successive one-year or longer periods. Additionally, we provide expedited replacement for any defective hardware. We use a third-party logistics provider to manage our worldwide deployment of service-related spares.
- ***Threat Intelligence, Incident Response and Security Consulting.*** Unit 42 brings together world-renowned threat researchers, incident responders, and security consultants to create an intelligence-driven, response-ready organization that is passionate about helping clients proactively manage cyber risk. We help security leaders assess and test their security controls, transform their security strategy with a threat-informed approach, and respond to incidents rapidly. The Unit 42 Threat Intelligence team provides threat research that enables security teams to understand adversary intent and attribution, while enhancing protections offered by our products and services to stop advanced attacks. Our security consultants serve as trusted partners with state-of-the-art cyber risk expertise and incident response capabilities, helping customers build effective security programs, uncover critical exposures to prevent incidents, and, should incidents occur, respond to them with speed and confidence.
- ***Professional Services.*** Professional services are primarily delivered directly by Palo Alto Networks and through a global network of authorized channel partners to our end-customers and include on-location and remote, hands-on experts who plan, design, and deploy effective security solutions tailored to our end-customers' specific requirements. These services include architecture design and planning, implementation, configuration, and firewall migrations for all our products, including Prisma and Cortex deployments. Customers can also purchase on-going technical experts to be part of customer's security teams to aid in the implementation and operation of their Palo Alto Networks capabilities. Our education services include certifications, as well as free online technical courses and in-classroom training, which are primarily delivered through our authorized training partners.

RESEARCH AND DEVELOPMENT

Our research and development efforts are strategically centered on expanding our leadership within the enterprise security industry through AI-powered innovation. We focus on enhancing our integrated platforms and developing new software and hardware capabilities. Our engineering teams apply deep expertise in AI and machine learning across networking security, cloud security, endpoint security, and security operations to address the rapidly evolving threat landscape. This approach enables us to leverage core competencies across hardware and software for agile responsiveness and to ensure interoperability with third-party technologies. We supplement our own research with technologies and products licensed from third parties.

We believe that innovation and timely development of new features and products is essential to meeting the needs of our end-customers and improving our competitive position. During fiscal 2025, we introduced several new offerings, including: Prisma Access Browser, new capabilities in our OT Security solution, Cortex Cloud, Prisma AIRS, and Cortex XSIAM 3.0.

We plan to continue to significantly invest in our research and development efforts as we evolve and extend the capabilities of our portfolio.

ACQUISITIONS

We believe that the enterprise security industry in which we operate necessitates a variety of technologies, products, capabilities, and features. We evaluate opportunities to acquire complementary businesses, technologies, services, and intellectual property to complement our organic innovation and research and development efforts, advance the development of our platforms, and enable further investment in our key priority areas. Our evaluation of acquisition opportunities seeks to confirm that any potential transaction would accelerate our strategy, represent an attractive customer opportunity, address a customer need, align with our customer base and go-to-market strategy, and present a clear timeline and path for value accretion. Our acquisitions enable us to gain access to talent, technology, products and features, and can range in size and complexity, from those that enhance or complement existing products and accelerate development of features to those that result in new offerings.

For example, in August 2024, we completed the acquisition of certain QRadar assets from International Business Machines Corporation ("IBM"), which we expect will help accelerate the growth of our Cortex business. Additionally, in July 2025, we completed the acquisition of Protect AI, Inc., a privately-held cyber security company ("Protect AI"), which we expect will enhance the capabilities of our AI security platform. In July 2025, we also entered into a definitive agreement to acquire CyberArk Software Ltd. ("CyberArk"), an identity security company, which acquisition is expected to close during the second half of our fiscal 2026.

For additional information related to the impact of acquisitions to our business, see Part I, Item 1A "Risk Factors" in this Form 10-K.

INTELLECTUAL PROPERTY

We believe that our intellectual property rights are valuable and important to our business, and that our success depends, in part, on our ability to protect and use our core technology and intellectual property rights. We rely on a combination of trademarks, patents, copyrights, trade secrets, license agreements, intellectual property assignment agreements, confidentiality procedures, non-disclosure agreements, and employee non-disclosure and invention assignment agreements to establish, protect and control the use of our proprietary technology and intellectual property rights. We continue to grow our global portfolio of intellectual property rights in connection with our products, services, research and development. We file patent applications to protect our intellectual property and believe that the duration of our issued patents is sufficient when considering the expected lives of our products. We have registered various trademarks for our company and our products in the United States ("U.S.") and other jurisdictions internationally. We intend to continue pursuing additional protections for our proprietary technology and intellectual property to the extent we believe it would be beneficial and cost-effective.

Despite our efforts to protect our proprietary technology and intellectual property rights, our rights may not be respected in the future or may be invalidated, circumvented, or challenged. Our industry is characterized by the existence of a large number of patents and frequent claims and related litigation based on allegations of patent infringement or other violations of intellectual property rights. We believe that competitors will try to develop products that are similar to ours and that may infringe our intellectual property rights. Our competitors, third-parties and non-practicing entities, may also claim that our cybersecurity platforms and services infringe their intellectual property rights. From time to time, third parties have in the past and may in the future assert claims of infringement, misappropriation and other violations of intellectual property rights against us or our customers, with whom our license or other agreements may obligate us to indemnify against these claims. Successful claims of infringement by a third party could affect our ability to offer, or prevent us from offering, certain products or features. This could result in time during which we may be unable to continue to offer our affected products or solutions because of a potential need for us to develop alternate, non-infringing technology, which could require significant time and resources, or require us to obtain a license, which may not be available on reasonable terms or at all, or could require us to pay substantial damages, royalties, or other fees. For additional information, see the section titled "Risks Related to Intellectual Property and Technology Licensing" in Part I, Item 1A "Risk Factors" in this Form 10-K.

GOVERNMENT REGULATION

We are subject to numerous U.S. federal, state, and foreign laws and regulations covering a wide variety of subject matters. Like other companies in the technology industry, we face scrutiny from both U.S. and foreign governments with respect to our compliance with laws and regulations. Our compliance with these laws and regulations may be onerous and could, individually or in the aggregate, increase our cost of doing business, impact our competitive position relative to our peers, and/or otherwise have an adverse impact on our business, reputation, financial condition, and operating results. For additional information about government regulation applicable to our business, see Part I, Item 1A "Risk Factors" in this Form 10-K.

COMPETITION

We operate in the intensely competitive enterprise security industry that is characterized by constant change and innovation. Changes in the application, threat, and technology landscape result in evolving customer requirements for the protection from threats and the safe enablement of applications. Our main competitors fall into four categories:

- large companies that incorporate security features in their products, such as Cisco Systems, Inc. ("Cisco"), Microsoft, Alphabet, or those that have acquired, or may acquire, security vendors and have the technical and financial resources to bring competitive solutions to the market;
- independent security vendors, such as Check Point Software Technologies Ltd. ("Check Point"), Fortinet, Inc. ("Fortinet"), CrowdStrike Holdings, Inc. ("CrowdStrike"), Zscaler, Inc. ("Zscaler"), and Wiz, Inc. ("Wiz"), that offer a mix of security products;
- startups and point-product vendors that offer independent or emerging solutions across various areas of security; and
- public cloud vendors and startups that offer solutions for cloud security (private, public, and hybrid cloud).

As our market grows, it will attract more highly specialized vendors, as well as larger vendors that may continue to acquire or bundle their products more effectively.

The principal competitive factors in our market include:

- product features, reliability, performance, and effectiveness;
- product line breadth, diversity, and applicability;
- product extensibility and ability to integrate with other technology infrastructures;
- price and total cost of ownership;
- adherence to industry standards and certifications;
- strength of sales and marketing efforts; and
- brand awareness and reputation.

We believe we generally compete favorably with our competitors on the basis of these factors as a result of the features and performance of our portfolio, the ease of integration of our security solutions with technological infrastructures, and the relatively low total cost of ownership of our products. However, some of our competitors may have substantially greater financial, technical, and other resources, greater name recognition, larger sales and marketing budgets, broader distribution, more diversified product lines, and larger and more mature intellectual property portfolios.

SALES, MARKETING, SERVICES, AND SUPPORT

Customers. Our end-customers consist of enterprises, service providers, and government entities. Our end-customers operate in a variety of industries, including education, energy, financial services, government entities, healthcare, Internet and media, manufacturing, public sector, and telecommunications. Our end-customers deploy our portfolio of solutions for a variety of security use cases across several settings. Typical deployment settings include the enterprise network, the enterprise data center, cloud locations, branch or remote locations, and on-device agents. No single end-customer accounted for more than 10% of our total revenue in fiscal 2025, 2024, or 2023.

Distribution. We primarily sell our products and subscription and support offerings to end-customers through our channel partners utilizing a two-tier, indirect fulfillment model whereby we sell our products and subscription and support offerings to our distributors, which, in turn, sell to our resellers, which then sell to our end-customers. Sales are generally subject to our standard, non-exclusive distributor agreement, which provides for an initial term of one year, one-year renewal terms, termination by us with 30 to 90 days written notice prior to the renewal date, and payment to us from the channel partner within 30 to 45 calendar days of the date we issue an invoice for such sales. For fiscal 2025, 44.2% of our total revenue was derived from sales to three distributors.

We also sell our VM-Series virtual firewalls and Cloud NGFW via various cloud marketplaces. For example, our VM-Series virtual firewalls are sold on Amazon's AWS Marketplace, Microsoft's Azure Marketplace, Alphabet's Google Cloud Marketplace, and Oracle Corporation's Oracle Cloud Marketplace either directly to end customers or as part of the respective cloud hosting service provider's offerings under a usage-based licensing model.

Sales. Our sales organization is responsible for large-account acquisition and overall market development, which includes the management of the relationships with our channel partners, working with our channel partners in winning and supporting end-customers through a direct-touch approach, and acting as the liaison between our end-customers and our marketing and product development organizations. We pursue sales opportunities both through our direct sales force and as assisted by our channel partners, which include resellers, global and regional systems integrators, service providers, managed security service providers, and cloud hosting service providers. We expect to continue to grow our sales headcount to expand our reach in all key growth sectors.

Our sales organization is supported by sales engineers with responsibility for pre-sales technical support, solutions engineering for our end-customers, and technical training for our channel partners.

Channel Program. Our NextWave Channel Partner program is focused on building in-depth relationships with solutions-oriented distributors, channel, delivery and services partners that have strong security expertise. The program rewards these partners based on a number of attainment goals, as well as provides them access to marketing resources, technical and sales training, and support. To promote optimal productivity, we operate a formal accreditation program for our channel partners' sales and technical professionals. As of July 31, 2025, we had more than 8,500 channel partners.

Global Customer Success. Our Global Customer Success organization is responsible for delivering professional, educational, and support services directly to our end-customers and partners. We leverage a global network of certified partners to extend the reach and consistency of these services. We believe that a comprehensive suite of customer success offerings is critical to the successful deployment, adoption, and ongoing use of our products. To support this, we have invested in hiring and developing technical experts with deep domain knowledge and proven experience across our portfolio.

Marketing. Our marketing is focused on building our brand reputation and the market awareness of our portfolio and driving pipeline and end-customer demand. Our marketing team consists primarily of product marketing, brand, demand generation, field marketing, digital marketing, communications, analyst relations, and marketing analytics functions. Marketing activities include pipeline development through demand generation, social media and advertising programs, managing the corporate website and partner portal, trade shows and conferences, analyst relationships, customer advocacy, and customer awareness. Every year we organize multiple signature events, such as our end-customer conference "Ignite" and focused conferences such as "Cortex Symphony" and "SASE Converge." We also publish threat intelligence research, such as the Unit 42 Cloud Threat Report and the Unit 42 Network Threat Trends Research Report, which are based on data from our global threat intelligence team, Unit 42. These activities and tools benefit both our direct and indirect channels and are available at no cost to our channel partners.

Our products and services have been recognized as leading in 25 categories by third-party industry analysts firms that perform independent assessments of these categories. This recognition by third parties is an important measure of validation for our customers.

Backlog. Contract amounts that are not recorded in deferred revenue or revenue are considered backlog. Orders billed prior to revenue recognition are included in deferred revenue. We expect backlog will change from period to period for various reasons, including the timing of billing and fulfillment, such as inventory shortages. As such, we do not believe that backlog at any particular time is necessarily indicative of our future operating results.

Seasonality. Our business is affected by seasonal fluctuations in customer spending patterns. We have begun to see seasonal patterns in our business, which we expect to become more pronounced as we continue to grow, with our strongest sequential revenue growth generally occurring in our fiscal second and fourth quarters.

MANUFACTURING

We outsource the manufacturing of our products to various manufacturing partners, which include our electronics manufacturing services provider ("EMS provider") and original design manufacturers. This approach allows us to reduce our costs as it reduces our manufacturing overhead and inventory and also allows us to adjust more quickly to changing end-customer demand. Our EMS provider is Flextronics International, Ltd. ("Flex"), who assembles our products using design specifications, quality assurance programs, and standards that we establish, and procures components and assembles our products based on our demand forecasts. These forecasts are based upon historical trends and analysis, adjusted for overall market conditions. All of our hardware products are assembled in the U.S.

The component parts within our products are either sourced by our manufacturing partners or by us from various component suppliers. Our manufacturing and supply contracts, generally, do not guarantee a certain level of supply or fixed pricing, which increases our exposure to supply shortages or price increases.

HUMAN CAPITAL

We believe our ongoing success depends on our employees. With a global workforce of 16,068 as of July 31, 2025, our People Strategy is a critical element of our overall company strategy and is overseen by our Chief People Officer who regularly updates our board of directors and the board's Compensation and People Committee on human capital matters. Our People Strategy is designed to enable a workforce that is nimble, high-performing and innovative. We take a comprehensive approach to attracting, enabling and engaging world-class talent and fostering a culture where every employee can thrive. Our approach includes respecting each employee as a unique individual, demonstrating fairness in all we do and advancing a culture where employees are inspired to do the best work of their careers. We also focus on integrating AI into people programs and processes to build a more agile, skilled and forward-thinking workforce prepared for the future of cybersecurity. Our values of disruption, execution, collaboration, inclusion and integrity were co-created with employees and serve as the foundation of our culture. These values are embedded in our talent acquisition, learning and enablement, engagement and performance elevation, rewards and recognition programs.

Attract & Hire. At Palo Alto Networks, we source talent with the necessary skills and capabilities to contribute to our culture and mission. We utilize structured interviewing practices, thorough job analyses and success profiles to identify high-quality candidates and staff critical roles. In fiscal 2025, we began to transform our hiring operations by strategically embedding AI across the talent acquisition lifecycle to sharpen our competitive edge for talent. We are deploying intelligent tools to automate and enhance core processes, including AI-generated job descriptions, structured interview guides and preparation materials; intelligent interview scheduling; launching an automated talent sourcing and screening pilot; and using AI to augment feedback summaries. Each step is optimized for speed, consistency and bias mitigation. Recognizing that technical skills evolve rapidly in an AI-driven world, our recruitment strategy prioritizes durable, "AI-readiness" capabilities. We assess candidates for core competencies such as critical thinking, adaptability and a capacity for continuous learning to help ensure every hire can not only excel today but also innovate and lead in the future.

Our Global Hiring Committee continues to play a key role in maintaining our hiring standards, which help drive objectivity. This group of cross-functional senior leaders reviews finalist candidates' information with a focus on experience and capability. To build robust talent pipelines, we partner with academic institutions and other organizations to support new careers in cybersecurity, promote open roles, proactively reach out to candidates across multiple hiring channels and source candidates with a range of experiences. We also encourage employee referrals.

Onboard & Enable. Each member of our workforce has a unique career journey and individual needs, interests and goals. To that end, we strive to create an environment where everyone feels valued, respected and supported to solve the world's toughest cybersecurity challenges.

In fiscal 2025, we started to evolve from a traditional training program to a system of AI-powered talent enablement, where we integrate learning and growth throughout the flow of an employee's daily work. From day 1, new hires embark on a journey that blends in-person connection with personalized digital guidance, including generative AI onboarding roadmaps and AI-curated mentor networks. For ongoing growth, through The Learning Center, our intelligent learning platform, we deliver adaptive learning tracks for employees, including specialized paths for interns, new graduates and individuals joining through acquisitions. We also piloted real-time AI-enabled feedback simulations to coach and equip managers with the skills to guide their teams more effectively.

Development information about core business elements, required company-wide compliance training and information about activities on topics ranging from well-being to collaboration are also offered. To further support our employees to advance up the AI adoption curve, we have offered self-paced online certifications, live training and an experimentation challenge that encouraged peer-driven use cases and employees voting to select the finalists. We will continue our enablement journey, using employee questions and feedback to offer both practical and role-specific use cases to help increase productivity and new skill acquisition. On average, employees completed 36 hours of development during fiscal 2025.

Listen & Engage. We aim to foster engagement and help employees feel connected to our mission and values. Through our comprehensive approach, we use in-person and virtual channels to provide a regular flow of information to and between employees and leadership. These channels include company meetings, digital displays across our sites, our intranet, regular email communications, an active Slack platform, pulse surveys, a peer-to-peer recognition platform and regular two-way dialogue—such as small, in-person listening sessions hosted by our chief executive officer.

Employee sentiment is also collected and measured from external sources, such as Glassdoor and Comparably. In addition, based on employee participation in an anonymous survey, the Best Practice Institute has certified Palo Alto Networks as one of the "Top 100 Global Most Loved Workplaces" since 2021. Palo Alto Networks has been recognized by Comparably for "Best Leadership Teams" and "Best Company Outlook", in addition to other employer of choice awards. Our chief executive officer has also earned a 91% employee approval rating on Glassdoor, a top percentile score.

In addition to our formal, company-wide, semiannual performance review process, which helps employees set learning and development plans, we believe in always-on performance feedback. Further providing engagement are eleven Employee Network Groups, open to all employees, that leverage different perspectives to build, understand and support our culture.

Compensation & Benefits. We offer employees competitive compensation and our flexible benefits plans include a variety of health, time off, wellness and voluntary benefits. Our pay strategy, which includes base salary, cash bonus programs, and equity awards, focuses on compensation based on individual performance. Palo Alto Networks is a fair pay company and we annually engage a third-party consultancy to analyze our pay practices. Through our flexible benefits programs, employees are able to request reimbursement for a range of lifestyle items including fitness, caregiving and education. Additionally, through our Giving+ program, employees can request monetary matching of their charitable donations and volunteer time.

Health, Safety & Wellbeing. Our commitment to the health, safety and wellbeing of our employees includes providing tools, resources and benefits focused on physical, mental and emotional wellbeing. This includes courses designed to equip employees with the knowledge to work safely, safety awareness campaigns and a mental health hub on our employee intranet.

CORPORATE RESPONSIBILITY

Our Corporate Responsibility (CR) strategy supports our company's purpose of a safe and secure world, and is informed through many inputs, including our business strategy and objectives, ongoing stakeholder engagement, investor and customer interests, benchmarking of industry best practices, regulatory developments and more. We execute meaningful CR initiatives that include advancing environmental sustainability, investing in people and operating with integrity.

Advance Environmental Sustainability. Palo Alto Networks is doing our part to limit global warming to less than 1.5°C. Our decarbonization pathway includes implementing operational efficiencies, procuring 100% renewable electricity, targeting greenhouse gas emissions reductions across our value chain and making progress on our science-based targets. We continue to be recognized by CDP (formerly Carbon Disclosure Project) as a "Supplier Engagement Assessment A-list." We report progress towards our goals in our annual Corporate Responsibility report.

Invest in People. In addition to our People Strategy described in the section titled "Human Capital" above, we continue to communicate our expectations regarding labor standards, business practices and workplace health and safety conditions to our supply chain through our Global Supplier Code of Conduct. During fiscal 2025, we maintained our affiliate membership in the Responsible Business Alliance. As a company built on trust, continuing to be a leader in responsible business practices and social impact supports our corporate strategy. We made charitable grants through our donor-advised fund to support nonprofit organizations providing services in areas such as cybersecurity education and expanding pathways to cyber careers. We maintained our work to provide cybersecurity curriculum to schools, universities and nonprofit organizations to help prepare people for careers in cybersecurity.

Operate with Integrity. Integrity is one of our core values. Employees, contractors and suppliers are informed about our governance expectations, including through our Codes of Conduct, compliance training programs and ongoing communications. The Governance and Sustainability Committee of the board of directors provides primary oversight of corporate responsibility and the board of directors and applicable committees receive regular updates on corporate responsibility topics.

AVAILABLE INFORMATION

Our website is located at www.paloaltonetworks.com, and our investor relations website is located at investors.paloaltonetworks.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are available free of charge on the Investors portion of our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission ("SEC"). We also provide a link to the section of the SEC's website at www.sec.gov that has all of our public filings, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, all amendments to those reports, our Proxy Statements, and other ownership-related filings.

We also use our investor relations website as a channel of distribution for important company information. For example, webcasts of our earnings calls and certain events we participate in or host with members of the investment community are on our investor relations website. Additionally, we announce investor information, including news and commentary about our business and financial performance, SEC filings, notices of investor events, and our press and earnings releases, on our investor relations website. Investors and others can receive notifications of new information posted on our investor relations website in real time by signing up for email alerts and RSS feeds. Further corporate governance information, including our corporate governance guidelines, board committee charters, and code of conduct, is also available on our investor relations website under the heading "Governance." The contents of our websites are not incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only. All trademarks, trade names, or service marks used or mentioned herein belong to their respective owners.

Item 1A. Risk Factors

Our operations and financial results are subject to various risks and uncertainties including those described below. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, also may become important factors that affect us. If any of the following risks or others not specified below materialize, our business, financial condition, and operating results could be materially adversely affected, and the market price of our common stock could decline. In addition, the impacts of any worsening of the economic environment may exacerbate the risks described below, any of which could have a material impact on us.

Risk Factor Summary

Our business is subject to numerous risks and uncertainties. These risks include, but are not limited to, the following:

- Our operating results may be adversely affected by unfavorable economic and market conditions and the uncertain geopolitical environment.
- Our business and operations have experienced growth in recent periods, and if we do not effectively manage any future growth or are unable to improve our systems, processes, and controls, our operating results could be adversely affected.
- Our revenue growth rate in recent periods may not be indicative of our future performance, and we may not be able to maintain profitability, which could cause our business, financial condition, and operating results to suffer.
- Our operating results may vary significantly from period to period, which makes our results difficult to predict and could cause our results to fall short of expectations, and such results may not be indicative of future performance.
- Seasonality may cause fluctuations in our revenue.
- If we are unable to sell new and additional product, subscription, and support offerings to our end-customers, especially to large enterprise customers, our future revenue and operating results will be harmed.
- If we are unable to attract new customers, our future results of operations could be harmed.
- We rely on revenue from subscription and support offerings, and because we recognize revenue from subscription and support over the term of the relevant service period, downturns or upturns in sales or renewals of these subscription and support offerings are not immediately reflected in full in our operating results.
- The sales prices of our products, subscriptions, and support offerings may decrease, which may reduce our revenue and gross profits and adversely impact our financial results.
- We rely on our channel partners to sell substantially all of our products, including subscriptions and support, and if these channel partners fail to perform, our ability to sell and distribute our products and subscriptions will be limited and our operating results will be harmed.
- We are exposed to the credit and liquidity risk of our customers, and to credit exposure in weakened markets, which could result in material losses.
- A portion of our revenue is generated by sales to government entities, which are subject to a number of challenges and risks.
- We face intense competition in our market and we may lack sufficient financial or other resources to maintain or improve our competitive position.
- We have and may in the future acquire other businesses (including CyberArk), which could subject us to adverse claims or liabilities, require significant management attention, disrupt our business, adversely affect our operating results, may not result in the expected benefits of such acquisitions, and may dilute stockholder value.
- We may not complete the acquisition of CyberArk within the timeframe we anticipate or at all, which could negatively impact our future business and financial results.
- As a result of the CyberArk acquisition, we anticipate that the scope and size of our business will substantially change and result in certain incremental risks, including increased competition.
- If we do not accurately predict, prepare for, and respond promptly to rapidly evolving technological and market developments and successfully manage product and subscription introductions and transitions to meet changing end-customer needs in the enterprise security industry, our competitive position and prospects will be harmed.
- Issues in the development and deployment of AI may result in reputational harm and legal liability and could adversely affect our results of operations.
- A network or data security incident may allow unauthorized access to our network or data, harm our reputation, create additional liability, and adversely impact our financial results.
- Defects, errors, or vulnerabilities in our products, subscriptions, or support offerings, the failure of our products or subscriptions to block a virus or prevent a security breach or incident, misuse of our products, or risks of product liability claims could harm our reputation and adversely impact our operating results.

- Our ability to sell our products and subscriptions is dependent on the quality of our technical support services and those of our channel partners, and the failure to offer high-quality technical support services could have a material adverse effect on our end-customers' satisfaction with our products and subscriptions, our sales, and our operating results.
- Claims by others that we infringe their intellectual property rights could harm our business.
- Our proprietary rights may be difficult to enforce or protect, which could enable others to copy or use aspects of our products or subscriptions without compensating us.
- Our use of open source software in our products and subscriptions could negatively affect our ability to sell our products and subscriptions and subject us to possible litigation.
- We license technology from third parties, and our inability to maintain those licenses could harm our business.
- Because we depend on manufacturing partners to build and ship our hardware products, we are susceptible to manufacturing and logistics delays and pricing fluctuations that could prevent us from shipping customer orders on time, if at all, or on a cost-effective basis, which may result in the loss of sales and end-customers.
- Managing the supply of our hardware products and product components is complex. Insufficient supply and inventory would result in lost sales opportunities or delayed revenue, while excess inventory would harm our gross margins.
- Our hardware products contain key components from limited sources of supply, including outside the United States, and we are susceptible to supply shortages, supply changes, and international regulations, which, in certain cases, have disrupted or delayed our scheduled product deliveries to our end-customers, increased our costs and may result in the loss of sales and end-customers.
- If we are unable to attract, retain, and motivate our key technical, sales, and management personnel, our business could suffer.
- We generate a significant amount of revenue from sales to distributors, resellers, and end-customers outside of the United States, and we are therefore subject to a number of risks associated with international sales and operations.
- We are exposed to fluctuations in foreign currency exchange rates, which could negatively affect our financial condition and operating results.
- We face risks associated with having operations and employees located in Israel.
- We are subject to international trade regulations and governmental export and import controls that could subject us to liability or impair our ability to compete in international markets.
- We may incur increased costs to comply with privacy and data protection laws and, if we fail to comply, we could be subject to government enforcement actions, private litigation and adverse publicity.
- We may have exposure to tax liabilities that are greater than anticipated.
- If our estimates or judgments, including those relating to our critical accounting policies, are based on assumptions that change or prove to be incorrect, our operating results differ from our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.
- We are obligated to maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or our internal control may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.
- Our reputation and/or business could be negatively impacted by corporate responsibility matters and/or our reporting of such matters.
- Failure to comply with governmental laws and regulations could harm our business.
- The market price of our common stock historically has been volatile, and the value of an investment in our common stock could decline.
- The warrant transactions may affect the value of our common stock.
- The issuance of additional stock in connection with financings, acquisitions, investments, our stock incentive plans, exercise of the 2025 Warrants, or otherwise will dilute stock held by all other stockholders.
- We cannot guarantee that our share repurchase program will be fully consummated or that it will enhance shareholder value, and share repurchases could affect the price of our common stock.
- We do not intend to pay dividends for the foreseeable future.
- Our charter documents and Delaware law could discourage takeover attempts and lead to management entrenchment, which could also reduce the market price of our common stock.
- Our business is subject to the risks of earthquakes, fire, power outages, floods, health risks, and other catastrophic events, and to interruption by man-made problems, such as terrorism.
- Our failure to raise additional capital or generate the significant capital necessary to expand our operations and invest in new products and subscriptions could reduce our ability to compete and could harm our business.

Risks Related to Global Economic and Geopolitical Conditions

Our operating results may be adversely affected by unfavorable economic and market conditions and the uncertain geopolitical environment.

We operate globally, and as a result, our business and revenues are impacted by global economic and geopolitical conditions. The instability in the global credit markets, inflation, changes in public policies such as domestic and international legislation or regulations, changes in enforcement and administration policies, taxes, any increases in interest rates, fluctuations in foreign currency exchange rates, or international trade agreements, international trade disputes, trade regulations, tariffs and changes in tariffs, geopolitical turmoil, and other disruptions to global and regional economies and markets continue to add uncertainty to global economic conditions. Military actions or armed conflict, including the hostilities in Israel and the surrounding region, the Russia-Ukraine war and any related political or economic responses and counter-responses, and uncertainty about, or changes in, government and trade relationships, policies, and treaties could also lead to worsening economic and market conditions and geopolitical environment. In response to Russia's invasion of Ukraine, the United States, along with the European Union (the "E.U.") has imposed restrictive sanctions on Russia, Russian entities, and Russian citizens ("Sanctions on Russia"). We are subject to these governmental sanctions and export controls, which may subject us to liability if we are not in full compliance with applicable laws. Any continued or further uncertainty, weakness or deterioration in economic and market conditions or the geopolitical environment could have a material and adverse impact on our business, financial condition, and results of operations, including reductions in sales of our products and subscriptions, longer sales cycles, reductions in subscription or contract duration and value, slower adoption of new technologies, alterations in the spending patterns or priorities of current and prospective customers (including delaying purchasing decisions), increased costs for the chips and components to manufacture our products, and increased price competition.

Risks Related to Our Business

RISKS RELATED TO OUR GROWTH

Our business and operations have experienced growth in recent periods, and if we do not effectively manage any future growth or are unable to improve our systems, processes, and controls, our operating results could be adversely affected.

We have experienced growth and increased demand for our products and subscriptions over the last few years. As a result, our employee headcount has increased, and we expect it to continue to grow over the next year. For example, from the end of fiscal 2024 to the end of fiscal 2025, our headcount increased from 15,289 to 16,068 employees. In addition, as we have grown, the number of end-customers has also increased, and we have managed more complex deployments of our products and subscriptions with larger end-customers. The growth and expansion of our business and product, subscription, and support offerings places a significant strain on our management, operational, and financial resources. To manage any future growth effectively, we must continue to improve and expand our information technology and financial infrastructure, our operating and administrative systems and controls, and our ability to manage headcount, capital, and processes in an efficient manner.

We may not be able to successfully implement, scale, or manage improvements to our systems, processes, and controls in an efficient or timely manner, which could result in material disruptions of our operations and business. In addition, our existing systems, processes, and controls may not prevent or detect all errors, omissions, or fraud. We may also experience difficulties in managing improvements to our systems, processes, and controls, or in connection with third-party software licensed to help us with such improvements. Any future growth would add complexity to our organization and require effective coordination throughout our organization. Failure to manage any future growth effectively could result in increased costs, disrupt our existing end-customer relationships, reduce demand for or limit us to smaller deployments of our products, or materially harm our business performance and operating results.

Our revenue growth rate in recent periods may not be indicative of our future performance, and we may not be able to maintain profitability, which could cause our business, financial condition, and operating results to suffer.

We have experienced revenue growth rates of 14.9% and 16.5% in fiscal 2025 and fiscal 2024, respectively. Our revenue for any quarterly or annual period should not be relied upon as an indication of our future revenue or revenue growth for any future period. If we are unable to maintain consistent or increasing revenue or revenue growth, the market price of our common stock could be volatile, and it may be difficult for us to maintain profitability or maintain or increase cash flow on a consistent basis.

In addition, we have incurred losses in fiscal years prior to fiscal 2023. We anticipate that our operating expenses will continue to increase in the foreseeable future as we continue to grow our business. Our growth efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenues sufficiently, or at all, to offset increasing expenses. Revenue growth may slow or revenue may decline for a number of possible reasons, including slowing demand for our products or subscriptions, increasing competition, a decrease in the growth of, or a demand shift in, our overall market, or a failure to capitalize on growth opportunities. We have also entered into a substantial amount of capital commitments for operating lease obligations and other purchase commitments. Any failure to increase our revenue as we grow our business could prevent us from maintaining profitability or maintaining or increasing cash flow on a consistent basis, or satisfying our capital commitments. If we are unable to navigate these challenges as we encounter them, our business, financial condition, and operating results may suffer.

Our operating results may vary significantly from period to period, which makes our results difficult to predict and could cause our results to fall short of expectations, and such results may not be indicative of future performance.

Our operating results have fluctuated in the past, and will likely continue to fluctuate in the future, as a result of a number of factors, many of which are outside of our control and may be difficult to predict, including those factors described in this Risk Factor section. For example, we have historically received a substantial portion of sales orders and generated a substantial portion of revenue during the last few weeks of each fiscal quarter. If expected revenue at the end of any fiscal quarter is delayed for any reason, including the failure of anticipated purchase orders to materialize (particularly for large enterprise end-customers with lengthy sales cycles), our logistics partners' inability to ship products prior to fiscal quarter-end to fulfill purchase orders received near the end of a fiscal quarter, our failure to manage inventory to meet demand, any failure of our systems related to order review and processing, or any delays in shipments based on trade compliance requirements (including new compliance requirements imposed by new or renegotiated trade agreements), our revenue could fall below our expectations and the estimates of analysts for that quarter. Due to these fluctuations, comparing our revenue, margins, or other operating results on a period-to-period basis may not be meaningful, and our past results should not be relied on as an indication of our future performance.

This variability and unpredictability could also result in our failure to meet our revenue, margin, or other operating result expectations contained in any forward-looking statements (including financial or business expectations we have provided) or those of securities analysts or investors for a particular period. If we fail to meet or exceed such expectations for these, or any other, reasons, the market price of our common stock could fall substantially, and we could face costly lawsuits, including securities class action suits.

Seasonality may cause fluctuations in our revenue.

We believe there are significant seasonal factors that may cause our second and fourth fiscal quarters to record greater revenue sequentially than our first and third fiscal quarters. We believe that this seasonality results from a number of factors, including:

- end-customers with a December 31 fiscal year-end choosing to spend remaining unused portions of their discretionary budgets before their fiscal year-end, which potentially results in a positive impact on our revenue in our second fiscal quarter;
- our sales compensation plans, which are typically structured around annual quotas and commission rate accelerators, which potentially results in a positive impact on our revenue in our fourth fiscal quarter; and
- the timing of end-customer budget planning at the beginning of the calendar year, which can result in a delay in spending at the beginning of the calendar year, potentially resulting in a negative impact on our revenue in our third fiscal quarter.

As we continue to grow, seasonal or cyclical variations in our operations may become more pronounced, and our business, operating results, and financial position may be adversely affected.

RISKS RELATED TO OUR PRODUCTS AND TECHNOLOGY

If we are unable to sell new and additional product, subscription, and support offerings to our end-customers, especially to large enterprise customers, our future revenue and operating results will be harmed.

Our future success depends, in part, on our ability to expand the deployment of our portfolio with existing end-customers, especially large enterprise customers, including through our platformization strategy, and create demand for our new offerings. The rate at which our end-customers purchase additional products, subscriptions, and support depends on a number of factors, including the perceived need for additional security products, including subscription and support offerings, as well as general economic conditions. If our efforts to sell additional products and subscriptions to our end-customers are not successful, our revenues may grow more slowly than expected or decline.

Sales to large enterprise end-customers, which is part of our growth strategy, involve risks that may not be present, or that are present to a lesser extent, with sales to smaller entities, such as (a) longer sales cycles and the associated risk that substantial time and resources may be spent on a potential end-customer that elects not to purchase our products, subscriptions, and support, and (b) increased purchasing power and leverage held by large end-customers in negotiating contractual arrangements. Deployments for large enterprise end-customers are also more complex, require greater product functionality, scalability, and a broader range of services, and are more time-consuming and resource-consuming. All of these factors add further risk to business conducted with these end-customers. Failure to realize sales from large enterprise end-customers could materially and adversely affect our business, operating results, and financial condition.

If we are unable to attract new customers, our future results of operations could be harmed.

To increase our revenue and maintain profitability, we must add new customers. To do so, we must successfully convince prospective customers of the value of adopting our solutions. We are engaging in costly marketing and sales efforts to accelerate our strategies, including platformization, and attract new customers, which may fail or may not be as successful as intended or at all. Additionally, prospective customers' decisions to purchase our solutions depend on a variety of factors, many of which are out of our control. These factors significantly impact our ability to add new customers and increase the time, resources and sophistication required to do so. For example, prospective customers may face real or perceived switching costs when switching to our solutions from legacy security vendors and products. Deployment of our solutions may require a significant commitment of resources from our customers. Any deterioration in general economic conditions, including as a result of the geopolitical environment or inflation (as well as government policies such as raising interest rates in response to inflation), have in the past caused, and may in the future cause, our current and prospective customers to delay or cut their overall security and IT operations spending. If our efforts to attract new customers are not successful, our sales may not grow as quickly as anticipated, or at all, and our business, operating results, and financial condition will be harmed.

We rely on revenue from subscription and support offerings, and because we recognize revenue from subscription and support over the term of the relevant service period, downturns or upturns in sales or renewals of these subscription and support offerings are not immediately reflected in full in our operating results.

Subscription and support revenue accounts for a significant portion of our revenue, comprising 80.5% of total revenue in fiscal 2025, 80.0% of total revenue in fiscal 2024, and 77.1% of total revenue in fiscal 2023. Sales and renewals of subscription and support contracts may decline and fluctuate as a result of a number of factors, including end-customers' level of satisfaction with our products and subscriptions, the frequency and severity of subscription outages, our product uptime or latency, the prices of our products and subscriptions, and reductions in our end-customers' spending levels. Existing end-customers have no contractual obligation to, and may not, renew their subscription and support contracts after the completion of their initial contract period. Additionally, our end-customers may renew their subscription and support agreements for shorter contract lengths or on other terms that are less economically beneficial to us. If our sales of new or renewal subscription and support contracts decline, our total revenue and revenue growth rate may decline, and our business will suffer. In addition, because we recognize subscription and support revenue over the term of the relevant service period, which is typically one to five years, a decline in subscription or support contracts in any one fiscal quarter will not be fully or immediately reflected in revenue in that fiscal quarter but will negatively affect our revenue in future fiscal quarters.

The sales prices of our products, subscriptions, and support offerings may decrease, which may reduce our revenue and gross profits and adversely impact our financial results.

The sales prices for our products, subscriptions, and support offerings may decline for a variety of reasons, including competitive pricing pressures, discounts, a change in our mix of products, subscriptions, and support offerings, anticipation of the introduction of new products, subscriptions, or support offerings, or promotional programs or pricing pressures. Furthermore, we anticipate that the sales prices and gross profits for our products could decrease over product life cycles. Declining sales prices could adversely affect our revenue, gross profits, and profitability.

We rely on our channel partners to sell substantially all of our products, including subscriptions and support, and if these channel partners fail to perform, our ability to sell and distribute our products and subscriptions will be limited and our operating results will be harmed.

Substantially all of our revenue is generated by sales through our channel partners, including distributors and resellers. For fiscal 2025, three distributors individually represented 10% or more of our total revenue and in the aggregate represented 44.2% of our total revenue. As of July 31, 2025, three distributors individually represented 10% or more of our gross accounts receivable and in the aggregate represented 44.8% of our gross accounts receivable.

We provide our channel partners with specific training and programs to assist them in selling our products, including subscriptions and support offerings, but there can be no assurance that these steps will be utilized or effective. In addition, our channel partners may be unsuccessful in marketing, selling, and supporting our products and subscriptions. We may not be able to incentivize these channel partners to sell our products and subscriptions to end-customers and, in particular, to large enterprises. These channel partners may also have incentives to promote our competitors' products and may devote more resources to the marketing, sales, and support of competitive products. Our agreements with our channel partners may generally be terminated for any reason by either party with advance notice prior to each annual renewal date. We cannot be certain that we will retain these channel partners or that we will be able to secure additional or replacement channel partners. In addition, any new channel partner requires extensive training and may take several months or more to achieve productivity. Our channel partner sales structure could subject us to lawsuits, potential liability, and reputational harm if, for example, any of our channel partners misrepresent the functionality of our products or subscriptions to end-customers or violate laws or our corporate policies. If we fail to effectively manage our sales channels or channel partners, our ability to sell our products and subscriptions and operating results will be harmed.

We are exposed to the credit and liquidity risk of our customers, and to credit exposure in weakened markets, which could result in material losses.

Most of our sales are made on an open credit basis. Beyond our open credit arrangements, we have also experienced demands for customer financing and deferred payments due to, among other things, macro-economic conditions. Increases in deferred payments result in payments being made over time, negatively impacting our short-term cash flows, and subject us to risk of non-payment by our customers, including as a result of insolvency. We monitor customer payment capability in granting such financing arrangements, seek to limit the amounts to what we believe customers can pay and maintain reserves we believe are adequate to cover exposure for doubtful accounts to mitigate credit risks of these customers. However, there can be no assurance that these programs will be effective in reducing our credit risks. To the degree that turmoil in the credit markets makes it more difficult for some customers to obtain financing, those customers' ability to pay could be adversely impacted, which in turn could have a material adverse impact on our business, operating results, and financial condition.

Our exposure to the credit risks relating to the financing activities described above may increase if our customers are adversely affected by a global economic downturn or periods of economic uncertainty. If we are unable to adequately control these risks, our business, operating results, and financial condition could be harmed. In addition, in the past, we have experienced non-material losses due to bankruptcies among customers. If these losses increase due to global economic conditions, they could harm our business and financial condition.

A portion of our revenue is generated by sales to government entities, which are subject to a number of challenges and risks.

Sales to government entities are subject to a number of risks. Selling to government entities can be highly competitive, expensive, and time-consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. The substantial majority of our sales to date to government entities have been made indirectly through our channel partners. Government certification or technical requirements for products and subscriptions like ours may change, thereby restricting our ability to sell into the federal government sector until we have attained the revised certification or technical requirements. If our products and subscriptions are late in achieving or fail to achieve compliance with these certifications and standards or technical requirements, or our competitors achieve compliance with these certifications and standards or technical requirements, we may be disqualified from selling our products, subscriptions, and support offerings to such governmental entity, or be at a competitive disadvantage, which would harm our business, operating results, and financial condition. Government entity demand and payment for our products, subscriptions, and support offerings may be impacted by government shutdowns, changes in governmental administrations, public sector budgetary cycles, fiscal policies, contracting policies or requirements, funding authorizations, and efforts by a government to evaluate and reduce overall government spending and analyze and enhance its operational efficiency, with funding reductions or delays adversely affecting public sector demand for our products, subscriptions, and support offerings. Government entities may have statutory, contractual, or other legal rights to terminate contracts with our distributors and resellers for convenience or due to a default, and any such termination may adversely impact our future operating results. Governments routinely investigate and audit government contractors' administrative processes, and any unfavorable audit could result in the government refusing to continue buying our products, subscriptions, and support offerings, a reduction of revenue, or fines or civil or criminal liability if the audit uncovers improper or illegal activities, which could adversely impact our operating results in a material way. Additionally, the U.S. government may require certain of the products that it purchases to be manufactured in the United States or other relatively high-cost manufacturing locations, and we may not manufacture all products in locations that meet such requirements, affecting our ability to sell these products, subscriptions, and support offerings to the U.S. government.

We face intense competition in our market and we may lack sufficient financial or other resources to maintain or improve our competitive position.

The industry for enterprise security products is intensely competitive, and we expect competition to increase in the future from established competitors and new market entrants. Our main competitors fall into four categories:

- large companies that incorporate security features in their products, such as Cisco, Microsoft, Alphabet or those that have acquired, or may acquire, security vendors and have the technical and financial resources to bring competitive solutions to the market;
- independent security vendors, such as Check Point, Fortinet, CrowdStrike, Zscaler, and Wiz, that offer a mix of security products;
- startups and point-product vendors that offer independent or emerging solutions across various areas of security; and
- public cloud vendors and startups that offer solutions for cloud security (private, public, and hybrid cloud).

Some of our competitors have or may attain greater financial, technical, marketing, sales, and other resources, greater name recognition, longer operating histories, and a larger base of customers than we do. They may be able to devote greater resources to the promotion and sale of products and services than we can, and they may offer lower pricing than we do. Further, they may have greater resources for research and development of new technologies, the provision of customer support, and the pursuit of acquisitions or other strategic investments. They may also have larger and more mature intellectual property portfolios, and broader and more diverse product and service offerings, which allow them to leverage their relationships based on other products or incorporate functionality into existing products to gain business in a manner that discourages users from purchasing our products and subscriptions, including incorporating cybersecurity features into their existing products or services and product bundling, selling at zero or negative margins, and offering concessions or a closed technology offering. Some competitors may have broader distribution and established relationships with distribution partners and end-customers. Other competitors specialize in providing protection from a single type of security threat, which may allow them to deliver these specialized security products to the market more quickly than we can.

We also face competition from companies that have entrenched legacy offerings at end-user customers. End-user customers have also often invested substantial personnel and financial resources to design and operate their networks and have established deep relationships with other providers of networking and security products. As a result, these organizations may prefer to purchase from their existing suppliers rather than add or switch to a new supplier such as us. In addition, as our customers refresh the security products bought in prior years, they may seek to consolidate vendors, which may result in current customers choosing to purchase products from our competitors. Due to budget constraints or economic downturns, organizations may add solutions to their existing network security infrastructure rather than replacing it with our products and subscriptions.

Conditions in our market could change rapidly and significantly as a result of technological advancements, partnering, acquisitions or strategic investments by our competitors, or continuing market consolidation. Our competitors and potential competitors may be able to develop new or disruptive technologies, products, or services, and leverage new business models that are equal or superior to ours, achieve greater market acceptance of their products and services, disrupt our markets, and increase sales by utilizing different distribution channels than we do. In addition, new and enhanced technologies, including AI and machine learning, continue to increase our competition. To compete successfully, we must accurately anticipate technology developments and deliver innovative, relevant, and useful products, services, and technologies in a timely manner. Some of our competitors have made or could make acquisitions of businesses that may allow them to offer more directly competitive and comprehensive solutions than they had previously offered and adapt more quickly to new technologies and end-customer needs. Our current and potential competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their resources or product or service offerings.

These competitive pressures in our market or our failure to compete effectively may result in price reductions, fewer orders, reduced revenue and gross margins, and loss of market share. If we are unable to compete successfully, or if competing successfully requires us to take aggressive pricing or other actions, our business, financial condition, and results of operations would be adversely affected.

We have and may in the future acquire other businesses (including CyberArk), which could subject us to adverse claims or liabilities, require significant management attention, disrupt our business, adversely affect our operating results, may not result in the expected benefits of such acquisitions, and may dilute stockholder value.

As part of our business strategy, we acquire and make investments in complementary companies, products, or technologies. We continue to evaluate such opportunities and expect to continue to make such acquisitions and investments in the future, such as our pending acquisition of CyberArk Software Ltd. ("CyberArk"). The identification of suitable acquisition candidates is difficult, and we may not be able to complete such acquisitions on favorable terms, if at all. In addition, we may be subject to claims or liabilities assumed from an acquired company, product, or technology; acquisitions we complete could be viewed negatively by our end-customers, investors, and securities analysts; and we may incur costs and expenses necessary to address an acquired company's failure to comply with laws and governmental rules and regulations. Additionally, we may be subject to litigation or other claims in connection with the acquired company, product, or technology, including claims from terminated employees, customers, former stockholders, or other third parties, which may differ from or be more significant than the risks our business faces.

If we are unsuccessful at integrating past or future acquisitions, including the pending acquisition of CyberArk, in a timely manner, or the technologies, products, or operations associated with such acquisitions, into our company, our revenue and operating results could be adversely affected. Any integration process may require significant time and resources, which may disrupt our ongoing business and divert management's attention, and we may not be able to manage the integration process successfully or in a timely manner. We may have difficulty retaining key personnel or customers of the acquired business. We may not successfully evaluate or utilize any acquired technology, products, or personnel, realize anticipated synergies from an acquisition, or accurately forecast the financial impact of an acquisition transaction and integration of such acquisition, including accounting charges and any potential impairment of goodwill and intangible assets recognized in connection with such acquisitions. In particular, we believe that there are significant benefits and synergies that may be realized from our proposed acquisition of CyberArk, including through leveraging our and CyberArk's products, scale, and combined enterprise customer bases. However, the efforts to realize the anticipated benefits and synergies will be a complex process and may disrupt both our and CyberArk's existing operations if not implemented in a timely and efficient manner. The full benefits of the proposed acquisition of CyberArk, including the anticipated sales or growth opportunities, may not be realized as expected or may not be achieved within the anticipated time frame, or at all.

We have recorded, and may in the future record, liability for contingent consideration obligations from acquisitions that are to be settled in cash, the fair value of which is assessed on a quarterly basis. If changes are made in our assumptions used to determine the liability's fair value or our assumptions are incorrect, adjustments could be made that may have a material impact, favorable or unfavorable, on our operating results. We may also be required to make cash payments of contingent consideration in excess of its initial fair value, or in excess of our expectations for a particular period, which could adversely impact cash flows.

We may have to pay cash, incur debt, or issue equity or equity-linked securities to pay for any future acquisitions, including the pending acquisition of CyberArk, each of which could adversely affect our financial condition or the market price of our common stock, and result in dilution to our stockholders. Furthermore, the sale or issuance of equity or equity-linked debt to finance any future acquisitions could result in dilution to our stockholders.

In addition, any acquisitions may be viewed negatively by our customers, financial markets, or investors and may not ultimately strengthen our competitive position or achieve our goals and business strategy. The occurrence of any of these risks could harm our business, operating results, and financial condition.

We may not complete the acquisition of CyberArk within the timeframe we anticipate or at all, which could negatively impact our future business and financial results.

The completion of the acquisition of CyberArk is subject to a number of conditions, including, among others:

- the effectiveness of a registration statement on Form S-4 to be filed by us registering the shares of our common stock to be issued to CyberArk shareholders as consideration in the acquisition and the absence of any stop order or proceedings seeking a stop order;
- the approval for listing on Nasdaq of our shares of common stock to be issued in connection with the proposed acquisition;
- obtaining the requisite CyberArk shareholder approval in connection with the proposed acquisition;
- the expiration or termination of any waiting period (or extensions thereof) applicable to the acquisition under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the making, approval, expiration, termination or receipt of, as applicable, all applicable filings, registrations, waiting periods (or extensions of waiting periods) and approvals under specified antitrust and foreign investment laws; and
- the absence of governmental restraints or prohibitions preventing the consummation of the proposed acquisition.

No assurance can be given that the required CyberArk shareholder approval and governmental and regulatory consents and approvals will be obtained or that any of the required conditions to closing will be satisfied in a timely manner or at all. As a result, although it is currently anticipated that we will complete the acquisition of CyberArk during the second half of our fiscal 2026, the possible timing and likelihood of completion are uncertain. There can be no assurance that the acquisition of CyberArk will be completed in the anticipated timeframe or at all. Any delay in completing the proposed acquisition could cause the combined company not to realize, or to be delayed in realizing, some or all of the benefits and synergies that we anticipate to achieve if the proposed acquisition were to be successfully completed within its expected time frame.

In addition, the relevant governmental authorities from which approvals under specified antitrust and foreign investment laws must be obtained may impose or seek to impose conditions on the completion of the acquisition or require changes to the terms of the proposed acquisition or agreements to be entered into in connection with the CyberArk acquisition. Such conditions or changes and the process of obtaining these approvals, could have the effect of delaying or impeding completion of the CyberArk acquisition or imposing additional costs or limitations on us following the acquisition, which may have an adverse effect on our business, results of operations, and financial condition.

The failure or inability to satisfy all of the required conditions could delay the completion of the acquisition for a significant period of time or prevent it from occurring at all. In addition, under limited circumstances, we or CyberArk may elect to terminate the definitive agreement or we and CyberArk may mutually decide to terminate the definitive agreement, before or after obtaining the requisite CyberArk shareholder approval. A termination of the definitive agreement could materially and adversely affect our business, results of operations and reputation.

If the acquisition of CyberArk is delayed or not completed, we could be subject to a number of risks that may adversely affect our business, operating results and financial condition, including, among other things:

- we may experience negative reactions from the financial markets, including negative impacts on the market price of our common stock;
- we could incur significant acquisition costs that we would be unable to recoup;
- under specified circumstances in connection with the termination of the definitive agreement, we would be required to pay CyberArk a termination fee of $1.0 billion;
- negative perception from industry contacts, business partners, and other third parties, which could impact our operations or our ability to compete for new business or obtain renewals in the marketplace more broadly; and
- reputational harm, negative publicity, negative reactions from employees, and other negative impacts resulting from delay or failure to complete the acquisition of CyberArk.

As a result of the CyberArk acquisition, we anticipate that the scope and size of our business will substantially change and result in certain incremental risks, including increased competition.

We believe that the CyberArk acquisition will expand the scope and size of our business by adding substantial assets and operations to our existing business. The anticipated future growth of our business may impose significant added responsibilities on our senior management, and our senior management's attention may be diverted from the management of our business and its day-to-day operations to the completion and integration of the CyberArk acquisition. The CyberArk acquisition could also create uncertainty for our and CyberArk's employees, partners, and customers, particularly during the anticipated post-acquisition integration process, and result in disruption to existing business relationships and the development of new business relationships.

Following completion of the proposed acquisition of CyberArk, our success, including with respect to realizing the anticipated benefits and synergies from the proposed acquisition, will depend, in part, on our ability to manage our expansion, which poses numerous risks and uncertainties, including the need to integrate the operations and business of CyberArk into our existing business in a timely and efficient manner, to combine systems and management controls and to integrate relationships with industry contacts and business partners. In addition, we will be required to devote significant attention and resources prior to closing to prepare for the post-closing integration and operation of the combined company, and we will be required post-closing to devote significant attention and resources to successfully align our and CyberArk's business practices and operations. This process may disrupt our business and, if ineffective, would limit the anticipated benefits and synergies of the acquisition.

In addition, we expect that the completion of the CyberArk acquisition will result in increased competition, including, as a result of our entry into a new product category. CyberArk faces intense competition in the information security and identity security industry in which it operates, characterized by constant innovation, evolving customer requirements, and rapid adoption of different technologies and services. These added competitive pressures could result in decreased sales, price reductions, increased operating costs, and lower revenues, margins and net income for the combined company. These impacts could also result in a delay in realizing, or our failure to realize, expected synergies or cost savings from the CyberArk acquisition.

The occurrence of any of these risks could harm our business, operating results, and financial condition.

If we do not accurately predict, prepare for, and respond promptly to rapidly evolving technological and market developments and successfully manage product and subscription introductions and transitions to meet changing end-customer needs in the enterprise security industry, our competitive position and prospects will be harmed.

The enterprise security industry has grown quickly and continues to evolve rapidly. Moreover, many of our end-customers operate in markets characterized by rapidly changing technologies and business plans, which require them to add numerous network access points and adapt increasingly complex enterprise networks, incorporating a variety of hardware, software applications, operating systems, and networking protocols. If we fail to effectively anticipate, identify, and respond to rapidly evolving technological and market developments in a timely manner, our business will be harmed.

In order to anticipate and respond effectively to rapid technological changes and market developments, as well as evolving security threats, we must invest effectively in research and development to increase the reliability, availability, and scalability of our existing products and subscriptions and introduce new products and subscriptions. Our investments in research and development, including investments in AI, may not result in design or performance improvements, marketable products, subscriptions, or features, or may not achieve the cost savings or additional revenue that we expect. In addition, new and evolving products and services, including those that use AI, require significant investment and raise ethical, technological, legal, regulatory, and other challenges, which may negatively affect our brands and demand for our products and services. Because all of these investment areas are inherently risky, no assurance can be given that such strategies and offerings will be successful or will not harm our reputation, financial condition, and operating results.

In addition, we must continually change our products and expand our business strategy in response to changes in network infrastructure requirements, including the expanding use of cloud computing. For example, organizations are moving portions of their data to be managed by third parties, primarily infrastructure, platform, and application service providers, and may rely on such providers' internal security measures. While we have historically been successful in developing, acquiring, and marketing new products and product enhancements that respond to technological change and evolving industry standards, we may not be able to continue to do so, and there can be no assurance that our new or future offerings will be successful or will achieve widespread market acceptance. If we fail to accurately predict and address end-customers' changing needs and emerging technological trends in the enterprise security industry, including in the areas of AI, mobility, virtualization, cloud computing, and software-defined networks, our business could be harmed.

The technology in our portfolio is especially complex because it needs to effectively identify and respond to new and increasingly sophisticated methods of attack, while minimizing the impact on network performance. Additionally, some of our new features and related enhancements may require us to develop new hardware architectures that involve complex, expensive, and time-consuming research and development processes. The development of our portfolio is difficult and the timetable for commercial release and availability is uncertain as there can be long time periods between releases and availability of new features. If we experience unanticipated delays in the availability of new products, features, and subscriptions, and fail to meet customer expectations for such availability, our competitive position and business prospects will be harmed.

The success of new features depends on several factors, including appropriate new product definition, differentiation of new products, subscriptions, and features from those of our competitors, and market acceptance of these products, services, and features. Moreover, successful new product introduction and transition depends on a number of factors, including our ability to manage the risks associated with new product production ramp-up issues, the availability of application software for new products, the effective management of purchase commitments and inventory, the availability of products in appropriate quantities and costs to meet anticipated demand, and the risk that new products may have quality or other defects or deficiencies, especially in the early stages of introduction. There can be no assurance that we will successfully identify opportunities for new products and subscriptions, develop and bring new products and subscriptions to market in a timely manner, achieve market acceptance of our products and subscriptions, or that products, subscriptions, and technologies developed by others will not render our products, subscriptions, and technologies obsolete or noncompetitive.

Issues in the development and deployment of AI may result in reputational harm and legal liability and could adversely affect our results of operations.

We have incorporated, and are continuing to develop and deploy, AI into many of our products and solutions, including services that support our products and solutions. We are also incorporating AI into the operations of our business. AI presents challenges and risks that could affect our products and solutions, and the operations of our business. For example, AI algorithms may have flaws, and datasets used to train models may be insufficient or contain biased information. The AI that is being incorporated into our products, solutions, and business operation tools may not be successful or beneficial, and instead may cause technical, legal or ethical problems or result in increased costs. The investments that we are making across our business in AI reflect our ongoing efforts to innovate and provide products and services that are useful to our customers, as well as provide efficiencies in our business. Such investments ultimately may not be commercially viable or may not result in an adequate return of capital and we may incur unanticipated liabilities. These efforts could subject us to regulatory risk, legal liability, including under legislation regulating AI in jurisdictions such as the E.U. and laws and regulations being considered in other jurisdictions, or brand or reputational harm.

The rapid evolution of AI, including potential government regulation of AI, requires us to invest significant resources to develop, test, and maintain AI in our products and services in a manner that meets evolving requirements and expectations. The rules and regulations adopted by policymakers over time may require us to make changes to our business practices. Developing, testing, and deploying AI systems may also increase the cost profile of our offerings due to the nature of the computing costs involved in such systems.

The intellectual property ownership and license rights surrounding AI technologies, as well as data protection laws related to the use and development of AI, are currently not fully addressed by courts or regulators. The use or adoption of AI technologies in our products may result in exposure to claims by third parties of copyright infringement or other intellectual property misappropriation, which may require us to pay compensation or license fees to third parties. The evolving legal, regulatory, and compliance framework for AI technologies may also impact our ability to protect our own data and intellectual property against infringing use.

A network or data security incident may allow unauthorized access to our network or data, harm our reputation, create additional liability, and adversely impact our financial results.

Increasingly, companies are subject to a wide variety of attacks on an ongoing basis. In addition to traditional computer "hackers," malicious code (such as viruses and worms), phishing attempts, employee theft or misuse, and denial of service attacks, sophisticated nation-state and nation-state supported actors engage in intrusions and attacks (including advanced persistent threat intrusions and supply chain attacks), and add to the risks to our internal networks, cloud-deployed enterprise and customer-facing environments and the information they store and process. Incidences of cyberattacks and other cybersecurity breaches and incidents have increased and are likely to continue to increase. We and our third-party service providers face security threats and attacks from a variety of sources. Despite our efforts and processes to prevent breaches of our internal networks, systems, and websites, our data, corporate systems, and security measures, as well as those of our third-party service providers, are still vulnerable to computer viruses, break-ins, phishing attacks, ransomware attacks, or other types of attacks from outside parties, or breaches due to employee error, malfeasance, or some combination of these. We cannot guarantee that the measures we have taken to protect our networks, systems, and websites will provide adequate security. Furthermore, as a well-known provider of security solutions, we may be a more attractive target for such attacks. The Russia-Ukraine war and associated activities in Ukraine and Russia may increase the risk of cyberattacks on various types of infrastructure and operations, and the United States government has warned companies to be prepared for additional Russian cyberattacks in response to the Sanctions on Russia.

A security breach or incident, or an attack against our service availability suffered by us, or our third-party service providers, could impact our networks or networks secured by our products and subscriptions, creating system disruptions or slowdowns and exploiting security vulnerabilities of our products. In addition, the information stored or otherwise processed on our networks, or those of our third-party service providers, could be accessed, publicly disclosed, altered, lost, stolen, rendered unavailable, or otherwise used or processed without authorization, which could subject us to liability and cause us financial harm. Any actual or perceived breach of security in our systems or networks, or any other actual or perceived data security incident we or our third-party service providers suffer, could result in significant damage to our reputation, negative publicity, loss of channel partners, end-customers, and sales, loss of competitive advantages over our competitors, increased costs to remedy any problems and otherwise respond to any incident, regulatory investigations and enforcement actions, demands, costly litigation, and other liability. In addition, we may incur significant costs and operational consequences of investigating, remediating, eliminating, and putting in place additional tools, devices, and other measures designed to prevent actual or perceived security breaches and other security incidents, as well as the costs to comply with any notification obligations resulting from any security incidents. Any of these negative outcomes could adversely impact the market perception of our products and subscriptions and end-customer and investor confidence in our company and could seriously harm our business or operating results.

Defects, errors, or vulnerabilities in our products, subscriptions, or support offerings, the failure of our products or subscriptions to block a virus or prevent a security breach or incident, misuse of our products, or risks of product liability claims could harm our reputation and adversely impact our operating results.

Because our products and subscriptions are complex, they have contained and may contain design or manufacturing defects or errors that are not detected until after their commercial release and deployment by our end-customers. For example, from time to time, certain of our end-customers have reported defects in our products related to performance, scalability, and compatibility. Additionally, defects or vulnerabilities may cause our products or subscriptions to become partially or fully unavailable temporarily or permanently, to be vulnerable to security attacks, cause them to fail to help secure networks, or interrupt end-customers' networking traffic, or the availability of other information technology infrastructure or systems. For example, in November 2024, we became aware of an authentication bypass vulnerability through the management web interface of certain versions of our PAN-OS software. To remediate the matter, we published a security advisory to advise customers, provided software updates for affected PAN-OS versions, and engaged in customer outreach, support and remediation efforts for potentially impacted customers. Because the techniques used by computer hackers to access or sabotage networks change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques and provide a solution in time to protect our end-customers' networks. In addition, due to the Russia-Ukraine war, there could be a significant increase in Russian cyberattacks against our customers, resulting in an increased risk of a security breach of our end-customers' systems.

Furthermore, defects or errors in products or software, or migrations or updates to those products or software, could result in a failure to effectively update end-customers' hardware and cloud-based products or otherwise cause problems in our customers' hardware, networks or information technology infrastructure or systems. The data centers, networks, and cloud infrastructure that we use to deliver our products and services may experience technical failures and downtime or may fail to meet the increased requirements of a growing installed end-customer base, any of which could temporarily or permanently expose our end-customers' networks, leaving their networks unprotected against the latest security threats. Moreover, our products must interoperate with our end-customers' existing infrastructure, which often have varied specifications, utilize multiple protocol standards, deploy products from multiple vendors, and contain multiple generations of products that have been added over time. As a result, when problems occur in a network, it may be difficult to identify the sources of these problems. Any such technical failure, downtime or failures in general may temporarily or permanently disable our end-customers' networks, information technology infrastructure or other systems, or expose our end-customers' networks to attacks from security threats.

The occurrence of any such problem in our products and subscriptions, or migrations or updates to those products or software, whether real or perceived, could result in:

- expenditure of significant financial and product development resources in efforts to analyze, correct, eliminate, or work-around errors or defects or to address and eliminate vulnerabilities;
- loss of existing or potential end-customers or channel partners;
- delayed or lost revenue;
- delay or failure to attain market acceptance;
- an increase in warranty claims compared with our historical experience, or an increased cost of servicing warranty claims, either of which would adversely affect our gross margins; and
- litigation, regulatory inquiries, investigations, or other proceedings, each of which may be costly and harm our reputation.

Further, our products and subscriptions may be misused by end-customers or third parties that obtain access to our products and subscriptions. For example, our products and subscriptions could be used to censor private access to certain information on the Internet. Such use of our products and subscriptions for censorship could result in negative press coverage and negatively affect our reputation.

The limitation of liability provisions in our standard terms and conditions of sale may not fully or effectively protect us from claims as a result of federal, state, or local laws or ordinances, or unfavorable judicial decisions in the United States or other countries. The sale and support of our products and subscriptions also entails the risk of product liability claims. Although we may be indemnified by our third-party manufacturers for product liability claims arising out of manufacturing defects, because we control the design of our products and subscriptions, we may not be indemnified for product liability claims arising out of design defects. While we maintain insurance coverage for certain types of losses, our insurance coverage may not adequately cover any claim asserted against us, if at all. In addition, even claims that ultimately are unsuccessful could result in our expenditure of funds in litigation, divert management's time and other resources, and harm our reputation.

In addition, our classifications of application type, virus, spyware, vulnerability exploits, data, or URL categories may falsely detect, report, and act on applications, content, or threats that do not actually exist. This risk is heightened by the inclusion of a "heuristics" feature in our products and subscriptions, which attempts to identify applications and other threats not based on any known signatures but based on characteristics or anomalies which indicate that a particular item may be a threat. These false positives may impair the perceived reliability of our products and subscriptions and may therefore adversely impact market acceptance of our products and subscriptions and could result in damage to our reputation, negative publicity, loss of channel partners, end-customers and sales, increased costs to remedy any problem, and costly litigation.

Our ability to sell our products and subscriptions is dependent on the quality of our technical support services and those of our channel partners, and the failure to offer high-quality technical support services could have a material adverse effect on our end-customers' satisfaction with our products and subscriptions, our sales, and our operating results.

After our products and subscriptions are deployed within our end-customers' networks, our end-customers depend on our technical support services, as well as the support of our channel partners, to resolve any issues relating to our products. Many larger enterprise, service provider, and government entity end-customers have more complex networks and require higher levels of support than smaller end-customers. If our channel partners do not effectively provide support to the satisfaction of our end-customers, we may be required to provide direct support to such end-customers, which would require us to hire additional personnel and to invest in additional resources. If we are not able to hire such resources fast enough to keep up with unexpected demand, support to our end-customers will be negatively impacted, and our end-customers' satisfaction with our products and subscriptions will be adversely affected. Additionally, to the extent that we may need to rely on our sales engineers to provide post-sales support while we are ramping up our support resources, our sales productivity will be negatively impacted, which would harm our revenues. Accordingly, our failure, or our channel partners' failure, to provide and maintain high-quality support services could have a material adverse effect on our business, financial condition, and operating results.

RISKS RELATED TO INTELLECTUAL PROPERTY AND TECHNOLOGY LICENSING

Claims by others that we infringe their intellectual property rights could harm our business.

Companies in the enterprise security industry own large numbers of patents, copyrights, trademarks, domain names, and trade secrets and frequently enter into litigation based on allegations of infringement, misappropriation, or other violations of intellectual property rights. In addition, non-practicing entities also frequently bring claims of infringement of intellectual property rights. Third parties are asserting, have asserted, and may in the future assert claims of infringement of intellectual property rights against us. For example, on January 31, 2024, in the Centripetal Networks, Inc. lawsuit against us, a jury returned a verdict of non-willful infringement, and, after post-trial motions, a judgment was issued in the lawsuit on October 3, 2024 assessing a lump sum damages amount of $113.6 million, plus statutory interest, which is currently on appeal. Additional examples of patent infringement cases have been disclosed in Note 13. Commitments and Contingencies in Part II, Item 8 of this Annual Report on Form 10-K.

Third parties may also assert such claims against our end-customers or channel partners, whom our standard license and other agreements obligate us to indemnify against claims that our products and subscriptions infringe the intellectual property rights of third parties. In addition, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited, that they have divulged proprietary or other confidential information, or that their former employers own their inventions or other work product. Furthermore, we may be unaware of the intellectual property rights of others that may cover some or all of our technology, products, subscriptions, and services. As we expand our footprint, both in our platforms, products, subscriptions, and services and geographically, more overlaps occur and we may face more infringement claims both in the United States and abroad.

While we have been increasing the size of our patent portfolio, our competitors and others may now and in the future have significantly larger and more mature patent portfolios than we have. In addition, litigation has involved and will likely continue to involve patent-holding companies or other adverse patent owners who have no relevant product revenue and against whom our own patents may therefore provide little or no deterrence or protection. In addition, we have not registered our trademarks in all of our geographic markets and failure to secure those registrations could adversely affect our ability to enforce and defend our trademark rights. Any claim of infringement by a third party, even those without merit, could cause us to incur substantial costs defending against the claim, could distract our management from our business, and could require us to cease use of such intellectual property. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. A successful claimant could secure a judgment, or we may agree to a settlement that prevents us from distributing certain products or performing certain services or that requires us to pay substantial damages, royalties, or other fees. Any of these events could seriously harm our business, financial condition, and operating results.

Our proprietary rights may be difficult to enforce or protect, which could enable others to copy or use aspects of our products or subscriptions without compensating us.

We rely and expect to continue to rely on a combination of confidentiality and license agreements with our employees, consultants, and third parties with whom we have relationships, as well as trademark, copyright, patent, and trade secret protection laws, to protect our proprietary rights. We have filed various applications for certain aspects of our intellectual property. Valid patents may not issue from our pending applications, and the claims eventually allowed on any patents may not be sufficiently broad to comprehensively protect our technology or products and subscriptions. We cannot be certain that we were the first to make the inventions claimed in our pending patent applications or that we were the first to file for patent protection, which could prevent our patent applications from issuing as patents or invalidate our patents following issuance. Additionally, the process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Any issued patents may be challenged, invalidated or circumvented, and any rights granted under these patents may not actually provide adequate defensive protection or competitive advantages to us. Additional uncertainty may result from changes to patent-related laws and court rulings in the United States and other jurisdictions. As a result, we may not be able to obtain adequate patent protection or effectively enforce any issued patents.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or subscriptions or obtain and use information that we regard as proprietary. We generally enter into confidentiality or license agreements with our employees, consultants, vendors, and end-customers, and generally limit access to and distribution of our proprietary information. However, we cannot be certain that we have entered into such agreements with all parties who may have or have had access to our confidential information or that the agreements we have entered into will not be breached. We cannot guarantee that any of the measures we have taken will prevent misappropriation of our technology. Because we may be an attractive target for computer hackers, we may have a greater risk of unauthorized access to, and misappropriation of, our proprietary information. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as the laws of the United States, and many foreign countries do not enforce these laws as diligently as government agencies and private parties in the United States. From time to time, we may need to take legal action to enforce our patents and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could negatively affect our business, operating results, and financial condition. Attempts to enforce our rights against third parties could also provoke these third parties to assert their own intellectual property or other rights against us or result in a holding that invalidates or narrows the scope of our rights, in whole or in part. If we are unable to protect our proprietary rights (including aspects of our software and products protected other than by patent rights), we may find ourselves at a competitive disadvantage to others who need not incur the additional expense, time, and effort required to create the innovative products that have enabled us to be successful to date. Any of these events would have a material adverse effect on our business, financial condition, and operating results.

Our use of open source software in our products and subscriptions could negatively affect our ability to sell our products and subscriptions and subject us to possible litigation.

Our products and subscriptions contain software modules licensed to us by third-party authors under “open source” licenses. Some open source licenses contain requirements that we make available applicable source code for modifications or derivative works we create based upon the type of open source software we use. If we combine our proprietary software with, or otherwise distribute or use open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of our proprietary software to the public. This would allow our competitors to create similar products or subscriptions with lower development effort and time and ultimately could result in a loss of product sales for us.

Although we take reasonable steps to monitor our use of open source software to avoid subjecting our products and subscriptions to conditions we do not intend, the terms of many open source licenses have not been interpreted by United States courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our products and subscriptions. From time to time, there have been claims against companies that distribute or use open source software in their products and subscriptions, asserting that open source software infringes the claimants’ intellectual property rights. We could be subject to suits by parties claiming infringement of intellectual property rights in what we believe to be licensed open source software. If we are held to have breached the terms of an open source software license, we could be required to seek licenses from third parties to continue offering our products and subscriptions on terms that are not economically feasible, to reengineer our products and subscriptions, to discontinue the sale of our products and subscriptions if reengineering could not be accomplished on a timely basis, or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, operating results, and financial condition.

In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or assurance of title or controls on origin of the software. In addition, many of the risks associated with usage of open source software, such as the lack of warranties or assurances of title, cannot be eliminated, and could, if not properly addressed, negatively affect our business. We have established processes to help alleviate these risks, including a review process for screening requests from our development organizations for the use of open source software, but we cannot be sure that our processes for controlling our use of open source software in our products and subscriptions will be effective.

We license technology from third parties, and our inability to maintain those licenses could harm our business.

We incorporate technology that we license from third parties, including software, into our products and subscriptions. We cannot be certain that our licensors are not infringing the intellectual property rights of third parties or that our licensors have sufficient rights to the licensed intellectual property in all jurisdictions in which we may sell our products and subscriptions. In addition, some licenses may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. Some of our agreements with our licensors may be terminated for convenience by them. We may also be subject to additional fees or be required to obtain new licenses if any of our licensors allege that we have not properly paid for such licenses or that we have improperly used the technologies under such licenses, and such licenses may not be available on terms acceptable to us or at all. If we are unable to continue to license any of this technology because of intellectual property infringement claims brought by third parties against our licensors or against us, or claims against us by our licensors, or if we are unable to continue our license agreements or enter into new licenses on commercially reasonable terms, our ability to develop and sell products and subscriptions containing such technology would be severely limited and our business could be harmed. Additionally, if we are unable to license necessary technology from third parties, we may be forced to acquire or develop alternative technology, which we may be unable to do in a commercially feasible manner or at all, and we may be required to use alternative technology of lower quality or performance standards. This would limit and delay our ability to offer new or competitive products and subscriptions and increase our costs of production. As a result, our margins, market share, and operating results could be significantly harmed.

RISKS RELATED TO OPERATIONS

Because we depend on manufacturing partners to build and ship our hardware products, we are susceptible to manufacturing and logistics delays and pricing fluctuations that could prevent us from shipping customer orders on time, if at all, or on a cost-effective basis, which may result in the loss of sales and end-customers.

We depend on manufacturing partners, primarily our EMS provider, Flex, to manufacture our hardware product lines. Our substantial reliance on Flex, as well as other manufacturing partners subjects us to potential concentration risks, such as reduced control over the manufacturing process, quality assurance, product costs, product supply, and timing. Our hardware products are manufactured by our manufacturing partners at facilities located primarily in the United States. Some of the components in our products are sourced either through Flex or directly by us from component suppliers outside the United States. The portion of our hardware products that are sourced outside the United States may subject us to geopolitical risks, additional logistical risks, risks associated with international trade agreements, international trade disputes, trade regulations, tariffs, or risks associated with complying with local rules and regulations in foreign countries.

Significant changes to existing international trade agreements, tariffs, or trade regulations could lead to sourcing or logistics disruption resulting from import delays or the imposition of increased tariffs on our sourcing partners. For example, the United States and Chinese governments have each enacted, and discussed additional, import tariffs. Some components that we import for final manufacturing in the United States have been impacted by these tariffs. As a result, our costs have increased and we have raised, and may be required to further raise, prices on our hardware products in response to these and potential new trade regulations.

Our manufacturing partners typically fulfill our supply requirements on the basis of individual purchase orders. We do not have long-term contracts with these manufacturers that guarantee capacity, the continuation of particular pricing terms, or the extension of credit limits. Accordingly, they are not obligated to continue to fulfill our supply requirements and the prices we pay for manufacturing services could be increased on short notice. Our contract with Flex permits them to terminate the agreement for their convenience, subject to prior notice requirements. If we are required to change manufacturing partners, our ability to meet our scheduled product deliveries to our end-customers could be adversely affected, which could cause the loss of sales to existing or potential end-customers, delayed revenue or an increase in our costs which could adversely affect our gross margins. Any production interruptions for any reason, such as a natural disaster, epidemic or pandemic, capacity shortages, or quality problems at one of our manufacturing partners would negatively affect sales of our product lines manufactured by that manufacturing partner and adversely affect our business and operating results.

Managing the supply of our hardware products and product components is complex. Insufficient supply and inventory would result in lost sales opportunities or delayed revenue, while excess inventory would harm our gross margins.

Our manufacturing partners procure components and build our hardware products based on our forecasts, and we generally do not hold inventory for a prolonged period of time. These forecasts are based on historical trends and analysis, adjusted for overall market conditions. In order to reduce manufacturing lead times and plan for adequate component supply, from time to time we may issue forecasts for components and products that are non-cancelable and non-returnable.

Our inventory management systems and related supply chain visibility tools may be inadequate to enable us to forecast accurately and effectively manage supply of our hardware products and product components. If we ultimately determine that we have excess supply, we may have to reduce our prices and write down inventory, which in turn could result in lower gross margins. If our actual component usage and product demand are lower than the forecast we provide to our manufacturing partners, we accrue for losses on manufacturing commitments in excess of forecasted demand. Alternatively, insufficient supply levels may lead to shortages that result in delayed hardware product revenue or loss of sales opportunities altogether as potential end-customers turn to competitors' products that are readily available. If we are unable to effectively manage our supply and inventory, our operating results could be adversely affected.

Our hardware products contain key components from limited sources of supply, including outside the United States, and we are susceptible to supply shortages, supply changes, and international regulations, which, in certain cases, have disrupted or delayed our scheduled product deliveries to our end-customers, increased our costs and may result in the loss of sales and end-customers.

Our hardware products rely on key components, including integrated circuit components, which our manufacturing partners purchase on our behalf from a limited number of component suppliers, including sole source providers. The manufacturing operations of some of our component suppliers are geographically concentrated in Asia and elsewhere, which makes our supply chain vulnerable to regional disruptions, such as natural disasters, fire, political instability, civil unrest, power outages, or health risks, and international regulations, such as tariffs, sanctions and import and export controls. In the past, we experienced supply chain disruption and have incurred increased costs resulting from inflationary pressures and changes in U.S. trade policy. We are also monitoring the tensions between China and Taiwan, and between the U.S. and China, which could have an adverse impact on our business or results of operations in future periods.

Further, we do not have volume purchase contracts with any of our component suppliers, and they could cease selling to us at any time. If we are unable to obtain a sufficient quantity of these components in a timely manner for any reason, sales of our hardware products could be delayed or halted, or we could be forced to expedite shipment of such components or our hardware products at dramatically increased costs. Our component suppliers also change their selling prices frequently in response to market trends, including industry-wide increases in demand. Because we do not have, for the most part, volume purchase contracts with our component suppliers, we are susceptible to price fluctuations related to raw materials and components and may not be able to adjust our prices accordingly. Additionally, poor quality in any of the sole-sourced components in our products could result in lost sales or sales opportunities.

If we are unable to obtain a sufficient volume of the necessary components for our hardware products on commercially reasonable terms or the quality of the components do not meet our requirements, we could also be forced to redesign our products and qualify new components from alternate component suppliers. The resulting stoppage or delay in selling our hardware products and the expense of redesigning our hardware products would result in lost sales opportunities and damage to customer relationships, which would adversely affect our business and operating results.

If we are unable to attract, retain, and motivate our key technical, sales, and management personnel, our business could suffer.

Our future success depends, in part, on our ability to continue to attract, retain, and motivate the members of our management team and other key employees. For example, we are substantially dependent on the continued service of our engineering personnel because of the complexity of our offerings. Competition for highly skilled personnel, particularly in engineering, including in the areas of AI and machine learning, is intense, especially in the San Francisco Bay Area, where we have a substantial presence and need for such personnel. In addition, the industry in which we operate generally experiences high employee attrition. Our future performance depends on the continuing services and contributions of our senior management to execute on our business plan and to identify and pursue new opportunities and product innovations. If we are unable to hire, integrate, train, or retain the qualified and highly skilled personnel required to fulfill our current or future needs, our business, financial condition, and operating results could be harmed.

Further, we believe that a critical contributor to our success and our ability to retain highly skilled personnel has been our corporate culture, which we believe fosters innovation, inclusion, teamwork, passion for end-customers, focus on execution, and the facilitation of critical knowledge transfer and knowledge sharing. As we grow and change, we may find it difficult to maintain these important aspects of our corporate culture. While we are taking steps to develop a more inclusive workforce, there is no guarantee that we will be able to do so. Any failure to preserve our culture as we grow could limit our ability to innovate and could negatively affect our ability to retain and recruit personnel, continue to perform at current levels or execute on our business strategy.

We generate a significant amount of revenue from sales to distributors, resellers, and end-customers outside of the United States, and we are therefore subject to a number of risks associated with international sales and operations.

Our ability to grow our business and our future success will depend to a significant extent on our ability to expand our operations and customer base worldwide. Many of our customers, resellers, partners, suppliers, and manufacturers operate around the world. Operating in a global marketplace, we are subject to risks associated with having an international reach and compliance and regulatory requirements. We may experience difficulties in attracting, managing, and retaining an international staff, and we may not be able to recruit and maintain successful strategic distributor relationships internationally. Business practices in the international markets that we serve may differ from those in the United States and may require us in the future to include terms other than our standard terms related to payment, warranties, or performance obligations in end-customer contracts.

Additionally, our international sales and operations are subject to a number of risks, including the following:

- political, economic, and social uncertainty around the world, health risks such as epidemics and pandemics like COVID-19, macroeconomic challenges, terrorist activities, the Russia-Ukraine war, tensions between China and Taiwan, the hostilities in Israel and the surrounding region, and continued hostilities in the Middle East;
- unexpected changes in, or the application of, foreign and domestic laws and regulations (including intellectual property rights protections), regulatory practices or enforcement policies, trade restrictions, international trade agreements, and foreign legal requirements, including those applicable to the importation, certification, and localization of our products, tariffs, and tax laws and treaties, including regulatory and trade policy changes adopted by the current administration, such as the Sanctions on Russia, or foreign countries in response to regulatory changes adopted by the current administration; and
- non-compliance with U.S. and foreign laws, including antitrust regulations, anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act and the United Kingdom ("U.K.") Bribery Act, U.S. or foreign sanctions regimes and export or import control laws, and any trade regulations ensuring fair trade practices.

These and other factors could harm our future international revenues and, consequently, materially impact our business, operating results, and financial condition. The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources. Our failure to successfully manage our international operations and the associated risks effectively could limit the future growth of our business.

We are exposed to fluctuations in foreign currency exchange rates, which could negatively affect our financial condition and operating results.

Our sales contracts are primarily denominated in U.S. dollars, and therefore, a predominant amount of our revenue is not subject to foreign currency risk. However, in the event of a strengthening of the U.S. dollar against foreign currencies in which we conduct business, the cost of our products to our end-customers outside of the United States would increase, which could adversely affect our financial condition and operating results. In addition, increased international sales in the future, including through our channel partners and other partnerships or as a result of our acquisitions, may result in increased foreign currency denominated sales, increasing our foreign currency risk.

Our operating expenses incurred outside the United States and denominated in foreign currencies are generally increasing and are subject to fluctuations due to changes in foreign currency exchange rates. If we are not able to successfully hedge against the risks associated with foreign currency fluctuations, our financial condition and operating results could be adversely affected. We have entered into forward contracts in an effort to reduce our foreign currency exchange exposure related to our foreign currency denominated revenue and operating expenditures. As of July 31, 2025, the total notional amount of our outstanding foreign currency forward contracts was $1.5 billion. For more information on our hedging transactions, refer to Note 6. Derivative Instruments in Part II, Item 8 of this Annual Report on Form 10-K. The effectiveness of our existing hedging transactions and the availability and effectiveness of any hedging transactions we may decide to enter into in the future may be limited and we may not be able to successfully hedge our exposure, which could adversely affect our financial condition and operating results.

We face risks associated with having operations and employees located in Israel.

We have business operations in Israel and intend to continue growing our presence in Israel, including in connection with our proposed acquisition of CyberArk. Our operations in Israel could be disrupted by political instability, civil unrest, terrorist attacks, acts of violence, acts of war, or other military actions, including the hostilities in Israel and the surrounding region. The future of peace efforts between Israel and its Arab neighbors remains uncertain. The effects of hostilities and violence on the Israeli economy and our operations in Israel are unclear, and we cannot predict the effect on us of further increases in these hostilities or future armed conflict, political instability, or violence in the region. Current or future tensions and conflicts in the Middle East could adversely affect our business, operating results, financial condition, and cash flows.

In addition, many of our employees in Israel are obligated to perform annual reserve duty in the Israeli military and are subject to being called for active duty under emergency circumstances, which has occurred as a result of hostilities in Israel and the surrounding region. We cannot predict the full impact of these conditions on us in the future, particularly if emergency circumstances or an escalation in the political situation or hostilities occurs. If many of our employees in Israel are called for active duty for a significant period of time, our operations and our business could be disrupted and may not be able to function at full capacity. Any disruption in our operations in Israel could adversely affect our business.

We are subject to international trade regulations and governmental export and import controls that could subject us to liability or impair our ability to compete in international markets.

Because we incorporate encryption technology into our products, certain of our products are subject to U.S. export controls and may be exported outside the United States only with the required export license or through an export license exception. If we were to fail to comply with U.S. export licensing requirements, U.S. customs regulations, U.S. economic sanctions, or other laws or regulations, we could be subject to substantial civil and criminal penalties, including fines, incarceration for responsible employees and managers, and the possible loss of export or import privileges. Obtaining the necessary export license for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities. Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain products to U.S. embargoed or sanctioned countries, governments, and persons. Even though we take precautions to ensure that our channel partners comply with all relevant regulations, any failure by our channel partners to comply with such regulations could have negative consequences for us, including reputational harm, government investigations, and penalties.

In addition, various countries regulate the import of certain encryption technology, including through import permit and license requirements, and have enacted laws that could limit our ability to distribute our products or could limit our end-customers' ability to implement our products in those countries. Changes in our products or changes in export and import regulations may create delays in the introduction of our products into international markets, prevent our end-customers with international operations from deploying our products globally or, in some cases, prevent or delay the export or import of our products to certain countries, governments, or persons altogether. Any change in export or import regulations, economic sanctions, such as the Sanctions on Russia, or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons, or technologies targeted by such regulations could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential end-customers with international operations. Any decreased use of our products or limitation on our ability to export to or sell our products in international markets would likely adversely affect our business, financial condition, and operating results.

International trade laws and regulations continuously evolve to address technological developments and changes in geopolitical conditions. New regulations or other governmental restrictions that may result from these circumstances could inhibit our ability to transact with foreign suppliers, customers, or other business partners. Monitoring and responding to these developments may require significant resources, and failure to comply with resulting regulations and restrictions may have an adverse impact on our business or results of operation.

RISKS RELATED TO PRIVACY AND DATA PROTECTION

We may incur increased costs to comply with privacy and data protection laws and, if we fail to comply, we could be subject to government enforcement actions, private litigation and adverse publicity.

A wide variety of laws and regulations apply to the collection, use, retention, protection, disclosure, transfer, and other processing of personal data in jurisdictions where we and our customers operate. Compliance with these laws and regulations is difficult and costly. These laws and regulations are also subject to frequent, inconsistent and unexpected changes; new, modified or additional laws or regulations may be adopted; and rulings that invalidate prior laws, regulations, or interpretations of such laws or regulations may be issued. For example, we are subject to the E.U. General Data Protection Regulation ("E.U. GDPR") and the U.K. General Data Protection Regulation ("U.K. GDPR," and collectively the "GDPR"), each of which imposes stringent data protection requirements, provide for costly penalties for noncompliance (up to the greater of (a) €20 million under the E.U. GDPR or £17.5 million under the U.K. GDPR, and (b) 4% of annual worldwide turnover), and confer the right upon data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations.

The GDPR imposes restrictions, among other things, on the transfer of personal data outside of the European Economic Area ("EEA") (or, in the case of the U.K. GDPR, the U.K.) to non-EEA countries, such as the United States, unless adequate safeguards are implemented or a derogation applies. In practice, we rely on standard contractual clauses approved under the GDPR to carry out such transfers and to receive personal data subject to the GDPR (directly or indirectly) in the United States. In addition, with respect to the personal data that we process on behalf of our customers, we self-certified to the E.U.-U.S. Data Privacy Framework ("E.U.-U.S. DPF"), the UK Extension to the E.U.-U.S. DPF, and the Swiss-U.S. Data Privacy Framework (collectively, the "DPF"), as set forth by the U.S. Department of Commerce, regarding transfers of certain personal data from the E.U., the U.K., and Switzerland to the United States. The DPF has been recognized as adequate under applicable law to allow transfers of personal data from the E.U., U.K., and Switzerland, as the case may be, to companies in the U.S. that have self-certified to the framework. However, the DPF may be subject to legal challenges, which could invalidate its use, disrupt our ability to rely on such data transfer mechanisms, and otherwise cause the legal requirements for such data transfers to be uncertain.

In addition, the U.K. government enacted the U.K. Data (Use and Access) Act 2025 on June 19, 2025, which includes targeted amendments to the U.K.'s data protection regime that cause it to expressly deviate from the GDPR. This development creates new compliance challenges and has created uncertainty with respect to the European Commission's adequacy determination regarding the U.K.'s data protection regime, which has been extended until December 2025 and must be renewed to permit ongoing relatively unrestricted data flows from the EEA to the UK.

Among other effects of these developments, we may experience additional costs associated with increased compliance burdens, reduced demand for our offerings from current or prospective customers in the EEA, Switzerland, and the U.K. (collectively, "Europe") to use our products, on account of the risks identified in the Schrems II decision or other developments relating to cross-border data transfers, and we may find it necessary or desirable to make further changes to our processing of personal data of European residents. The regulatory environment applicable to the handling of European residents' personal data and cross-border data transfers, and our actions taken in response, may cause us to assume additional liabilities or incur additional costs. Moreover, much like with Schrems II, we anticipate future legal challenges to the approved data transfer mechanisms between Europe and the United States, including a challenge to the E.U.-U.S. DPF. Such legal challenges could result in additional legal and regulatory risk, compliance costs, and in our business, operating results, and financial condition being harmed.

We are also subject to the California Consumer Privacy Act, as amended by the California Privacy Rights Act (collectively, the "CCPA"). The CCPA requires, among other things, covered businesses to provide enhanced disclosures to California consumers and to afford such consumers certain rights regarding their personal data, including the right to opt out of data sales for targeted advertising, and creates a private right of action to individuals affected by a data breach, if the breach was caused by a lack of reasonable security. The effects of the CCPA have been significant, requiring us to modify our data processing practices and policies and to incur substantial costs and expenses for compliance. Moreover, other U.S. states have enacted laws relating to privacy and security that are potentially relevant to us. These include laws enacted in at least 20 U.S. states, a portion of which are expected to come into effect over the course of our fiscal 2026. The U.S. Department of Justice also has issued rules regarding access to, or transfer of, certain bulk sensitive personal data by countries of concern. Increasingly complex federal or state laws and regulations relating to privacy and security, and interpretations and enforcement of existing laws and regulations relating to these matters, may require us to modify our data practices and policies, incur substantial compliance costs and expenses, and add further complexity to our compliance efforts that could adversely affect our business or increase our potential liability if we fail to comply or are alleged to have done so.

We may also from time to time be subject to obligations relating to personal data by contract, or face assertions that we are subject to self-regulatory obligations or industry standards. Additionally, the Federal Trade Commission and many state attorneys general are more regularly bringing enforcement actions in connection with federal and state consumer protection laws for false or deceptive acts or practices in relation to the online collection, use, dissemination, and security of personal data. Internationally, data localization laws may mandate that personal data collected in a foreign country be processed and stored within that country.

We and our customers may face risk of enforcement actions by regulators or data protection authorities, private litigation and adverse publicity including reputational damage and loss of customer confidence for alleged violations of any of the foregoing obligations. Any such claims could result in substantial costs, ongoing remedial, audit and reporting obligations, and diversion of resources, and distract management and technical personnel. These potential liabilities and enforcement actions could also have an overall negative effect on our business, operating results, and financial condition. The amount and scope of insurance we maintain may not cover all types of claims that may arise.

New legislation affecting the scope of personal data and personal information where we or our customers and partners have operations, especially relating to classification of Internet Protocol ("IP") addresses, machine identification, AI and machine learning, location data, and other information, may limit or inhibit our ability to operate or expand our business, including limiting strategic partnerships that may involve the sharing or uses of data, and may require significant expenditures and efforts in order to comply. Notably, public perception of potential privacy, data protection, or information security concerns—whether or not valid—may harm our reputation and inhibit adoption of our products and subscriptions by current and future end-customers. Each of these laws and regulations, and any changes to these laws and regulations, or new laws and regulations, could impose significant limitations, or require changes to our business model or practices or growth strategy, which may increase our compliance expenses and make our business more costly or less efficient to conduct.

Tax, Accounting, Compliance, and Regulatory Risks

We may have exposure to tax liabilities that are greater than anticipated.

Our income tax obligations are based in part on our corporate structure and intercompany arrangements, including the manner in which we develop, value, and use our intellectual property and the valuations of our intercompany transactions. The tax laws applicable to our business, including the laws of the United States and various other jurisdictions, are subject to interpretation and certain jurisdictions may aggressively interpret their laws, regulations, and policies, including in an effort to raise additional tax revenue. The tax authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed or acquired technology or determining the proper charges for intercompany arrangements, which could increase our worldwide effective tax rate, harm our financial position and operating results, and have a negative effect on our cash flow. Some tax authorities of jurisdictions other than the United States may seek to assert extraterritorial taxing rights on our transactions or operations. It is possible that domestic or international tax authorities may subject us to tax examinations, or audits, and such tax authorities may disagree with certain positions we have taken, and any adverse outcome of such an examination, review or audit could result in additional tax liabilities and penalties and otherwise have a negative effect on our financial position, operating results, and cash flow. Further, the determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment by management, and there are transactions where the ultimate tax determination is uncertain. Although we believe that our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded on our consolidated financial statements and may materially affect our financial results in the period or periods for which such determination is made.

In addition, our future income tax obligations and effective tax rates could be adversely affected by changes in, or interpretations of, tax laws, regulations, policies, or decisions in the United States or in the other jurisdictions in which we operate including as a result of the U.S. federal tax legislation commonly referred to as the One Big Beautiful Bill Act, which was signed into law on July 4, 2025.

If our estimates or judgments, including those relating to our critical accounting policies, are based on assumptions that change or prove to be incorrect, our operating results differ from our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts reported on our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amounts of assets, liabilities, equity, revenue, and expenses that are not readily apparent from other sources. For more information relating to critical accounting policies, refer to the section entitled “Critical Accounting Estimates” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Part II, Item 7 of this Annual Report on Form 10-K. In general, if our estimates, judgments or assumptions relating to our critical accounting policies change or if actual circumstances differ from our estimates, judgments or assumptions, our operating results may be adversely affected and could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

We are obligated to maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or our internal control may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

If we are unable to assert that our internal controls are effective, our independent registered public accounting firm may not be able to formally attest to the effectiveness of our internal control over financial reporting. If, in the future, our chief executive officer, chief financial officer, or independent registered public accounting firm determines that our internal control over financial reporting is not effective as defined under Section 404, we could be subject to one or more investigations or enforcement actions by state or federal regulatory agencies, stockholder lawsuits, or other adverse actions requiring us to incur defense costs, pay fines, settlements, or judgments, causing investor perceptions to be adversely affected and potentially resulting in a decline in the market price of our stock.

Our reputation and/or business could be negatively impacted by corporate responsibility matters and/or our reporting of such matters.

There is an increasing focus from regulators, certain investors, and other stakeholders concerning corporate responsibility matters, both in the United States and internationally. We communicate certain corporate responsibility-related initiatives, goals, and/or commitments regarding sustainability matters, inclusion, responsible sourcing and social investments, and other matters in our annual Corporate Responsibility Report, on our website, in our filings with the SEC, and elsewhere. These initiatives, goals, or commitments could be difficult to achieve and costly to implement. We could fail to achieve, or be perceived to fail to achieve, our corporate responsibility-related initiatives, goals, or commitments. In addition, we could be criticized for the timing, scope or nature of these initiatives, goals, or commitments, or for any revisions to them. To the extent that our required and voluntary disclosures about corporate responsibility matters increase, we could be criticized for the accuracy, adequacy, or completeness of such disclosures. Our actual or perceived failure to achieve our corporate responsibility-related initiatives, goals, or commitments could negatively impact our reputation, result in corporate responsibility-focused investors not purchasing and holding our stock, or otherwise materially harm our business.

In addition, we are or may become subject to various new and proposed sustainability-related laws and regulations, including, for example, the E.U.'s Corporate Sustainability Reporting Directive. Additional regulation may require us to incur significant additional costs associated with increased compliance burdens, including the implementation of additional internal controls processes and procedures, and impose increased oversight obligations on our management and board of directors, as well as require us to retain third-party experts. Noncompliance with applicable regulations or requirements could subject us to investigations, sanctions, enforcement actions, fines or litigation, which could negatively impact our business, operating results or financial condition.

Failure to comply with governmental laws and regulations could harm our business.

Our business is subject to regulation by various federal, state, local, and foreign governmental agencies, including agencies responsible for monitoring and enforcing employment and labor laws, workplace safety, product safety, environmental laws, consumer protection laws, privacy, data security, and data-protection laws, anti-bribery laws (including the U.S. Foreign Corrupt Practices Act and the U.K. Anti-Bribery Act), import/export controls, federal securities laws, and tax laws and regulations. These laws and regulations may also impact our innovation and business drivers in developing new and emerging technologies (e.g., AI and machine learning). In certain jurisdictions, these regulatory requirements may be more stringent than those in the United States. Noncompliance with applicable regulations or requirements could subject us to investigations, sanctions, mandatory product recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties, or injunctions. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation resulting from any alleged noncompliance, our business, operating results, and financial condition could be materially adversely affected. In addition, responding to any action will likely result in a significant diversion of management's attention and resources and an increase in professional fees. Enforcement actions, litigation, and sanctions could harm our business, operating results, and financial condition.

Risks Related to Our Common Stock

The market price of our common stock historically has been volatile, and the value of an investment in our common stock could decline.

The market price of our common stock has historically been, and is likely to continue to be, volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control and unrelated to our business, operating results, or financial condition. These fluctuations could cause a loss of all or part of an investment in our common stock. Factors that could cause fluctuations in the market price of our common stock include, but are not limited to:

- announcements of new products, subscriptions or technologies, commercial relationships, strategic partnerships, acquisitions, or other events by us or our competitors;
- price and volume fluctuations in the overall stock market from time to time;
- news announcements that affect investor perception of our industry, including reports related to the discovery of significant cyberattacks;
- significant volatility in the market price and trading volume of technology companies in general and of companies in our industry;
- fluctuations in the trading volume of our shares or the size of our public float;
- actual or anticipated changes in our operating results or fluctuations in our operating results;
- whether our operating results meet the expectations of securities analysts or investors;
- actual or anticipated changes in the expectations of securities analysts or investors, whether as a result of our forward-looking statements, our failure to meet such expectations or otherwise;
- inaccurate or unfavorable research reports about our business and industry published by securities analysts or reduced coverage of our company by securities analysts;
- litigation involving us, our industry, or both;
- actions instituted by activist shareholders or others;
- regulatory developments in the United States, foreign countries, or both;
- major catastrophic events;
- sales or repurchases of large blocks of our common stock or substantial future sales by our directors, executive officers, employees, and significant stockholders;
- issuances or sales of shares of our common stock, including as part of a capital-raising transaction or as consideration in or in connection with acquisitions;
- issuances or sales of debt or securities convertible into or exchangeable for shares of our common stock, including in connection with acquisitions;
- departures of key personnel; or
- geopolitical or economic uncertainty around the world.

In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been brought against that company. Securities litigation could result in substantial costs, divert our management's attention and resources from our business, and have a material adverse effect on our business, operating results, and financial condition.

The warrant transactions may affect the value of our common stock.

In June 2020, we issued our 0.375% Convertible Senior Notes due 2025 (the "2025 Notes"), which matured on June 1, 2025. In connection with the sale of our 2025 Notes, we entered into convertible note hedge transactions (the "2025 Note Hedges") with certain counterparties. In connection with the sale of the 2025 Notes and purchase of the 2025 Note Hedges, we also entered into warrant transactions with the counterparties pursuant to which we sold warrants (the "2025 Warrants") for the purchase of our common stock. The 2025 Warrants could have a dilutive effect to the extent that the market price per share of our common stock exceeds the applicable strike price of the 2025 Warrants unless, subject to certain conditions, we elect to cash settle such 2025 Warrants.

The applicable counterparties to the 2025 Warrants or their respective affiliates may modify their related hedge positions by entering into or unwinding various derivatives with respect to our common stock and/or purchasing or selling our common stock or other securities of ours in secondary market transactions prior to the expiration of the 2025 Warrants. This activity could cause or prevent an increase or a decrease in the market price of our common stock.

We do not make any representation or prediction as to the direction or magnitude of any potential effect that the transactions described above may have on the price of our common stock. In addition, we do not make any representation that the counterparties or their respective affiliates will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

The issuance of additional stock in connection with financings, acquisitions, investments, our stock incentive plans, exercise of the 2025 Warrants, or otherwise will dilute stock held by all other stockholders.

Our restated certificate of incorporation authorizes us to issue up to 2.0 billion shares of common stock and up to 100.0 million shares of preferred stock with such rights and preferences as may be determined by our board of directors. Subject to compliance with applicable rules and regulations, we may issue shares of common stock or securities convertible into or exchangeable for shares of our common stock from time to time in connection with a financing or other capital raising, acquisition, investment, our stock incentive plans, the settlement of our 2025 Warrants, or otherwise. Any such issuance, including in connection with the proposed CyberArk acquisition, could result in substantial dilution to our existing stockholders and cause the market price of our common stock to decline.

We cannot guarantee that our share repurchase program will be fully consummated or that it will enhance shareholder value, and share repurchases could affect the price of our common stock.

As of July 31, 2025, we had $1.0 billion available under our share repurchase program which will expire on December 31, 2025 and may be suspended or discontinued at any time without prior notice. Although our board of directors has authorized a share repurchase program, we are not obligated to repurchase any specific dollar amount or to acquire any specific number of shares under the program. The share repurchase program could affect the price of our common stock, increase volatility, and diminish our cash reserves. In addition, the program may be suspended or terminated at any time, which may result in a decrease in the price of our common stock.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any dividends on our common stock. We intend to retain any earnings to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the future. As a result, stockholders may only receive a return on their investments in our common stock if the market price of our common stock increases.

Our charter documents and Delaware law could discourage takeover attempts and lead to management entrenchment, which could also reduce the market price of our common stock.

Provisions in our restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a change in control of our company or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that, among other things:

- establish that our board of directors is divided into three classes, Class I, Class II, and Class III, with three-year staggered terms;
- authorize our board of directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval;
- provide our board of directors with the exclusive right to elect a director to fill a vacancy created by the expansion of our board of directors or the resignation, death, or removal of a director;
- prohibit our stockholders from taking action by written consent;
- specify that special meetings of our stockholders may be called only by the chairman of our board of directors, our president, our secretary, or a majority vote of our board of directors;
- require the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of the voting stock, voting together as a single class, to amend the provisions of our restated certificate of incorporation relating to the issuance of preferred stock and management of our business or our amended and restated bylaws;
- authorize our board of directors to amend our bylaws by majority vote; and
- establish advance notice procedures with which our stockholders must comply to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders' meeting.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for our stockholders to replace members of our board of directors, which is responsible for appointing the members of management. In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time. Any of these provisions could, under certain circumstances, depress the market price of our common stock.

General Risk Factors

Our business is subject to the risks of earthquakes, fire, power outages, floods, health risks, and other catastrophic events, and to interruption by man-made problems, such as terrorism.

Both our corporate headquarters and the location where our products are manufactured are located in the San Francisco Bay Area, a region known for seismic activity. In addition, other natural disasters, such as fire or floods, a significant power outage, telecommunications failure, terrorism, an armed conflict, cyberattacks, epidemics and pandemics such as COVID-19, or other geopolitical unrest could affect our supply chain, manufacturers, logistics providers, channel partners, end-customers, or the economy as a whole, and such disruption could impact our shipments and sales. These risks may be further increased if the disaster recovery plans for us and our suppliers prove to be inadequate. To the extent that any of the above should result in delays or cancellations of customer orders, the loss of customers, or the delay in the manufacture, deployment, or shipment of our products, our business, financial condition, and operating results would be adversely affected.

Our failure to raise additional capital or generate the significant capital necessary to expand our operations and invest in new products and subscriptions could reduce our ability to compete and could harm our business.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features to enhance our portfolio, improve our operating infrastructure, or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we engage in future debt financings, the holders of such additional debt would have priority over the holders of our common stock. Current and future indebtedness may also contain terms that, among other things, restrict our ability to incur additional indebtedness. In addition, we may be required to take other actions that would otherwise be in the interests of the debt holders and would require us to maintain specified liquidity or other ratios, any of which could harm our business, operating results, and financial condition. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be adversely affected.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

As a global cybersecurity provider, cybersecurity risk management is an integral part of our overall enterprise risk management program. We recognize the critical importance that a strong cybersecurity risk management program plays in maintaining the trust and confidence of our customers, end users, business partners, stockholders and employees. We have established processes and procedures for identifying, evaluating, and responding to risks from cybersecurity threats, including any potential unauthorized access to our information systems that may result in adverse effects on the confidentiality, integrity, or availability of our information systems, data, or information assets.

Cybersecurity Risk Management and Strategy

Our cybersecurity risk management program includes written policies, standards, and procedures for maintaining data privacy, product security and information security to mitigate cybersecurity risks, and to identify, evaluate and respond to cybersecurity threats, vulnerabilities and incidents. Our cybersecurity risk management program and strategy is implemented across several areas, which include, but are not limited to, the following:

- ***Information Security.*** We maintain a written information security program, which provides for policies, standards, guidelines, and administrative, technical and physical safeguards that we believe are reasonably designed, in light of the nature, size and complexity of our operations, to protect the resiliency of our operations and the confidentiality, integrity, and availability of our information systems, data, and information assets. The organizational, administrative and technical measures we implement are based on recognized security frameworks established by the National Institute of Standards and Technology, security measures aligned with the ISO/IEC 27000 series of standards, and other generally recognized industry standards. The program is assessed regularly and in light of new and emerging cybersecurity risks.

- ***Technical Safeguards and Product Security.*** We deploy and maintain a variety of technologies to prevent and detect cybersecurity threats across the network, endpoint and cloud. We also apply security-by-design principles in our software development lifecycle, track vulnerabilities of open-source software, and run internal and external network scans at least weekly and after any meaningful change in our network configuration. We conduct regular application security assessments, including our assessments for internet-facing applications that collect, transmit, or display end user data. We also employ tooling in certain areas to help prevent deviations from policy.
- ***Incident Response and Reporting.*** We maintain incident response and recovery protocols to enable prompt, effective and orderly identification, evaluation, management, and disposition of actual and potential security threats and incidents, including for purposes of escalation and internal and external-notification steps. We maintain a cross-functional incident response team, including senior representatives from information security, information technology, product, legal, privacy, communications, and finance, that is involved in assessing cybersecurity threats and incidents, assigning severity levels, and evaluating the potential impact, including the potential impact on our business strategy, results of operations and financial condition. This allows for prompt direction of appropriate personnel and resources for incident management and response, and internal notification to appropriate members of management, which may include our chief executive officer, chief product and technology officer, vice president acting as chief information security officer, general counsel, chief financial officer, and/or chief accounting officer, and the security committee of our board of directors (the "Security Committee"). The protocols also establish steps designed to publicly report and/or alert external stakeholders as and when required by applicable law or otherwise determined appropriate.
- ***Third-Party Risk Management.*** We maintain a risk-based approach to identifying and overseeing cybersecurity risks presented by certain third parties, including vendors, service providers, suppliers, operations parties, and other external users of our systems, as well as the systems of third parties that could adversely impact our business in the event of a cybersecurity incident affecting those third-party systems. This includes a security process to conduct due diligence prior to engaging contractors and vendors and assess the security capabilities of subcontractors and vendors on a periodic basis.
- ***Risk and Readiness Assessments.*** We engage in at least quarterly assessments and testing of the effectiveness of our cybersecurity risk management program and incident response protocols that are designed to identify and evaluate vulnerabilities and weaknesses, address cybersecurity threats and test our readiness to respond to cybersecurity incidents. These efforts include, but are not limited to, threat modeling, vulnerability scans, penetration testing, audits, and tabletop exercises. We regularly engage third parties to perform assessments on our cybersecurity measures, such as audits and independent reviews of our compliance with various security compliance standards, including those established by the American Institute of Certified Public Accountants, operating effectiveness and penetration tests. The results of such assessments are reported to management and we adjust our cybersecurity policies, standards, processes and practices as necessary based on the information provided by these assessments, audits and reviews.
- ***Awareness and Training.*** We provide regular training for educating employees about corporate policies and procedures and information security designed to provide our employees with knowledge of best practices and effective tools for safeguarding our data and assets and reducing security risks based on the human threat vector. Our information security compliance training, data protection training, and code of conduct training is mandatory for all employees.
- ***Governance.*** As discussed in more detail below under the heading, "Cybersecurity Governance," our board of directors' has delegated oversight of enterprise security risk management, including, but not limited to, cybersecurity risk management to the Security Committee. As part of our cybersecurity risk management procedures, senior members of management and the Security Committee are informed regarding security events based on established reporting thresholds, and are provided ongoing updates regarding any such meaningful threat or incident.

We have not identified any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially impacted or are reasonably likely to materially impact us, including our business strategy, results of operations, or financial condition, to date. However, we face ongoing and increasing cybersecurity risks, including from threat actors that are becoming more sophisticated and effective over time, and we can provide no assurance that there will not be incidents in the future or that past or future threats or incidents will not materially affect us, including our business strategy, results of operations, or financial conditions. For additional information regarding these risks, please refer to Part I, Item 1A, "Risk Factors," in this Form 10-K, including, but not limited to, the risk factor entitled "*A network or data security incident may allow unauthorized access to our network or data, harm our reputation, create additional liability, and adversely impact our financial results.*"

Cybersecurity Governance

The Security Committee, which is composed of our independent directors and chaired by our chief product and technology officer, facilitates our board of directors' responsibility for oversight of security matters, including product security, data security, cybersecurity, security risk management, risk exposure and related controls and enterprise risk management related to these risks. The Security Committee reports regularly to the Board following meetings of the Security Committee with respect to its review and assessment of security matters and other matters that are relevant to the Security Committee's discharge of its responsibilities. The Security Committee meets quarterly to review with our vice president acting as chief information security officer and other members of management, which may include our chief executive officer, chief product and technology officer, chief financial officer, and general counsel, our cybersecurity programs, cybersecurity risks, mitigation or remediation strategies, and other matters impacting the committee's responsibilities.

Management is responsible for day-to-day risk management activities, including identifying, assessing and managing our exposure to cybersecurity risks, establishing processes and procedures to ensure that potential cybersecurity risk exposures are monitored, implementing appropriate mitigation or remediation measures as needed, and maintaining cybersecurity risk management programs. Our vice president acting as chief information security officer is responsible for defining, overseeing, managing, implementing, and reviewing compliance with the information security programs described above under the heading "Cybersecurity Risk Management and Strategy." This vice president receives regular reports from our information security team and monitors the prevention, detection, and mitigation or remediation of cybersecurity risks. In addition, as described in further detail above under the heading "Cybersecurity Risk Management and Strategy," a cross functional team is involved in assessing and managing the risks from cybersecurity threats and incidents, and reporting information about risks to the Security Committee.

Our information security team consists of dedicated personnel who are experienced information systems security professionals and information security managers with many years of experience across a variety of technology sub-specialties. In particular, our vice president acting as chief information security officer has extensive experience in the management of cybersecurity risk management programs, having served in various roles in information technology and security for over 25 years. In addition, six of the eleven members of our board of directors have expertise in overseeing cybersecurity and information security management.

Item 2. Properties

Our corporate headquarters is located in Santa Clara, California, where we lease approximately 941,000 square feet of space under three lease agreements that expire in July 2028, with options to extend the lease terms through July 2046. We also lease space for personnel around the world, including Israel and India. In addition, we provide our cloud-based subscription offerings through data centers operated under co-location arrangements in the United States, Europe, and Asia. Refer to Note 12. Leases in Part II, Item 8 of this Annual Report on Form 10-K for more information on our operating leases. Additionally, we own 10.4 acres of land adjacent to our headquarters in Santa Clara, California, which we intend to develop to accommodate future expansion, the speed of which development has been slowed due to the current environment.

We believe that our current facilities are adequate to meet our current needs. We intend to expand our facilities or add new facilities as we add employees and enter new geographic markets, and we believe that suitable additional or alternative space will be available as needed to accommodate ongoing operations and any such growth. However, we expect to incur additional expenses in connection with such new or expanded facilities.

Item 3. Legal Proceedings

The information set forth under the "Litigation" subheading in Note 13. Commitments and Contingencies in Part II, Item 8 of this Annual Report on Form 10-K is incorporated herein by reference.

Item 4. Mine Safety Disclosures

Not applicable.

Part II

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock, $0.0001 par value per share, is traded on the Nasdaq Global Select Market under the symbol “PANW.”

Holders of Record

As of August 18, 2025, there were 565 holders of record of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividend Policy

We have never declared or paid, and do not anticipate declaring or paying in the foreseeable future, any cash dividends on our capital stock. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to applicable laws, and will depend on then existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects, and other factors our board of directors may deem relevant.

Securities Authorized for Issuance under Equity Compensation Plans

See Part III, Item 12 “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” of this Annual Report on Form 10-K for more information regarding securities authorized for issuance.

Recent Sales of Unregistered Equity Securities

During the three months ended July 31, 2025, holders of the 2025 Notes converted $382.9 million in aggregate principal amount of the 2025 Notes, which we repaid in cash. We also issued 5.6 million shares of our unregistered common stock to the holders of the 2025 Notes for the conversion value in excess of the principal amount. These shares of our common stock were issued in reliance on the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”).

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In February 2019, we announced that our board of directors authorized a $1.0 billion share repurchase program, which is funded from available working capital. We subsequently announced additional increases to this share repurchase program, bringing the total authorization to $4.1 billion, with $1.0 billion remaining as of July 31, 2025. The expiration date of this repurchase authorization was extended to December 31, 2025, and our repurchase program may be suspended or discontinued at any time. Repurchases under our program are to be made at management’s discretion on the open market, through privately negotiated transactions, transactions structured through investment banking institutions, block purchase techniques, 10b5-1 trading plans, or a combination of the foregoing. During the three months ended July 31, 2025, we did not repurchase any shares pursuant to our share repurchase program.

Stock Price Performance Graph

This performance graph shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference into any filing of Palo Alto Networks, Inc. under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

This performance graph compares the cumulative total return on our common stock with that of the Nasdaq 100 Index, the Standard & Poor’s 500 Index, and the Standard & Poor’s 500 Information Technology Index for the five years ended July 31, 2025. This performance graph assumes $100 was invested on July 31, 2020, in each of the common stock of Palo Alto Networks, Inc., the Nasdaq 100 Index, the Standard & Poor’s 500 Index, and the Standard & Poor’s 500 Information Technology Index, and assumes the reinvestment of any dividends. The stock price performance on this performance graph is not necessarily indicative of future stock price performance.

Palo Alto Networks, Inc. Comparison of Total Return Performance



$450
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$200
$150
$100
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Index Value ($)
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PANW
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Company/Index	7/31/2020	7/31/2021	7/31/2022	7/31/2023	7/31/2024	7/31/2025
Palo Alto Networks, Inc.	$ 100.00	$ 155.93	$ 195.02	$ 293.01	$ 380.66	$ 407.00
Nasdaq 100 Index	$ 100.00	$ 138.19	$ 120.50	$ 147.94	$ 183.34	$ 221.52
S&P 500 Index	$ 100.00	$ 136.45	$ 130.11	$ 147.05	$ 179.62	$ 208.95
S&P 500 Information Technology Index	$ 100.00	$ 140.03	$ 132.31	$ 167.84	$ 226.91	$ 280.58

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. The following discussion and analysis contains forward-looking statements based on current expectations and assumptions that are subject to risks and uncertainties, which could cause our actual results to differ materially from those anticipated or implied by any forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this Annual Report on Form 10-K, and in particular, the risks discussed under the caption "Risk Factors" in Part I, Item 1A of this report.

Our Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is organized as follows:

- ***Overview.*** A discussion of our business and overall analysis of financial and other highlights in order to provide context for the remainder of MD&A.
- ***Key Financial Metrics.*** A summary of our U.S. GAAP and non-GAAP key financial metrics, which management monitors to evaluate our performance.
- ***Results of Operations.*** A discussion of the nature and trends in our financial results and an analysis of our financial results comparing fiscal 2025 to fiscal 2024. For discussion and analysis related to our financial results comparing fiscal 2024 to 2023, refer to Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for fiscal 2024, which was filed with the Securities and Exchange Commission on September 6, 2024.
- ***Liquidity and Capital Resources.*** An analysis of changes on our balance sheets and cash flows, and a discussion of our financial condition and our ability to meet cash needs.
- ***Critical Accounting Estimates.*** A discussion of our accounting policies that require critical estimates, assumptions, and judgments.
- ***Recent Accounting Pronouncements.*** A discussion of expected impacts of impending accounting changes on financial information to be reported in the future.

Overview

Our mission is to be the cybersecurity partner of choice for enterprises, organizations, service providers, and government entities to protect our digital way of life. Our cybersecurity platforms and services help secure enterprise users, networks, clouds, and endpoints by delivering comprehensive cybersecurity backed by artificial intelligence ("AI") and automation. A key element of our strategy is to help our customers simplify their security architectures through consolidating disparate point products. We execute on this strategy by developing our capabilities and packaging our offerings into platforms which are able to cover many of our customers' needs in the markets in which we operate. Our platformization strategy combines various products and services into a tightly integrated architecture for more secure, faster, and cost-effective outcomes.

Network Security

Our network security platform is designed to deliver complete zero trust solutions to our customers. The platform includes:

- *Secure Access Service Edge ("SASE").* Prisma® Access, when combined with Prisma SD-WAN, provides a comprehensive single-vendor SASE offering that is used to secure remote workforces and cloud-delivered branch offices. Prisma Access Browser further extends SASE security and data protection to the end user device, providing workers with freedom to access business applications securely using our secure browser from any device.
- *Next-Generation Firewalls.* Our hardware ML-Powered Next-Generation Firewalls ("NGFWs") secure on-premises environments including campus locations and data centers. Our software NGFWs secure cloud networks.
- *Cloud-Delivered Security Services ("CDSS").* Our network security platform integrates a suite of CDSS that complements our SASE and Firewall solutions. These include Advanced Threat Prevention, Advanced WildFire®, Advanced URL Filtering, Advanced DNS Security, IoT/OT Security, GlobalProtect®, Prisma Access Agent, Enterprise Data Loss Prevention ("Enterprise DLP"), AI for IT Operations ("AIOps"), Software as a Service ("SaaS") Security, and AI Access Security. Through these add-on services, our customers are able to secure their content, applications, users, and devices across their entire organization.
- *Prisma AIRS.* Prisma AIRS is a comprehensive AI security platform that has been designed to protect customers' entire AI ecosystem by providing AI model scanning, posture management, red teaming, run-time security, and AI agent security.

- *Strata Cloud Manager ("SCM").* SCM, our network security management solution, centrally manages network security across all remote workers, branches, headquarters, campuses, and cloud. SCM leverages AI to simplify and strengthen network security by enabling customers to proactively pinpoint vulnerabilities, gain real-time remediation recommendations, and enhance overall digital experiences, thereby reducing operational burden. This comprehensive solution includes Strata Copilot, which offers a natural language interface for enhanced insights and guided remediation, and integrates Autonomous Digital Experience Monitoring ("ADEM") to proactively maintain infrastructure health, facilitate AI-driven one-click troubleshooting, and ensure seamless end-user performance across the enterprise.

Security Operations

Our AI-powered Cortex platform transforms end-to-end security operations with unified data, AI, and automation for more secure, faster, and cost effective outcomes. We have consolidated our industry-leading Security Operations and Cloud Security capabilities on a single comprehensive platform to provide centralized visibility, proactive protection, real-time prevention, AI-driven insights, and automated remediation across enterprise and cloud.

- *Security Operations.* We deliver the next generation of security operations capabilities that unifies standalone Security Information and Event Management ("SIEM") tools, endpoint security, security automation, cloud detection and response ("CDR"), as well as attack surface management ("ASM") capabilities on our Cortex® platform. These include Cortex XSIAM®, for AI-powered security operations replacing traditional SIEM tools, Cortex XDR®, for the prevention, detection, and response to complex cybersecurity attacks, Cortex XSOAR®, for security orchestration, automation, and response ("SOAR"), and Cortex Xpanse®, for ASM.
- *Cloud Security.* We deliver comprehensive security across the cloud application development lifecycle through Cortex Cloud, delivered as a scalable SaaS offering. As a comprehensive Cloud Native Application Protection Platform ("CNAPP") combined with CDR, Cortex Cloud secures multi- and hybrid-cloud environments for applications, data, generative AI ("GenAI") ecosystem, and the cloud native technology stack across the full development lifecycle, from code to cloud to security operations. As part of the Cortex Cloud platform, customers can expand from Cortex Cloud to our security operations offerings available on a single user experience and unified agent. We also offer our VM-Series and CN-Series virtual firewalls for inline network security on multi- and hybrid-cloud environments.

Threat Intelligence and Advisory Services

- Unit 42 brings together world-renowned expertise across threat research, incident response, and security consulting to deliver intelligence-driven, response-ready outcomes that help customers reduce cyber risk. Our elite consultants serve as trusted advisors to our customers by assessing and testing their security controls against sophisticated threats, transforming their security strategy with a threat-informed approach, and responding to security incidents on behalf of our clients. Additionally, Unit 42 offers managed detection and response ("MDR") and managed threat hunting services.

For fiscal 2025 and 2024, total revenue was $9.2 billion and $8.0 billion, respectively, representing year-over-year growth of 14.9%. Our growth reflects the increased adoption of our portfolio, which consists of product, subscriptions, and support. We believe our portfolio will enable us to benefit from recurring revenues and new revenues as we continue to grow our end-customer base. As of July 31, 2025, we had end-customers in over 180 countries. Our end-customers represent a broad range of industries, including education, energy, financial services, government entities, healthcare, Internet and media, manufacturing, public sector, and telecommunications, and include almost all of the Fortune 100 companies and a majority of the Global 2000 companies. We maintain a field sales force that works closely with our channel partners in developing sales opportunities. We primarily use a two-tiered, indirect fulfillment model whereby we sell our products, subscriptions, and support to our distributors, which, in turn, sell to our resellers, which then sell to our end-customers.

Our product revenue grew to $1.8 billion or 19.5% of total revenue for fiscal 2025, representing year-over-year growth of 12.4%. Product revenue is derived from sales of hardware products, primarily our ML-Powered Next-Generation Firewall, and software licenses, including SD-WAN, the VM-Series, and Panorama®. Our ML-Powered Next-Generation Firewall incorporates our PAN-OS operating system, which provides a consistent set of capabilities across our entire network security product line. Our hardware products and software licenses include a broad set of built-in networking and security features and functionalities. Our products are designed for different performance requirements throughout an organization, ranging from our PA-400, which is designed for small organizations and remote or branch offices, to our top-of-the-line PA-7500, which is designed for large-scale data centers and service provider use. The same firewall functionality that is delivered in our hardware products is also available in our VM-Series virtual firewalls, which secure virtualized and cloud-based computing environments, and in our CN-Series container firewalls, which secure container environments and traffic.

Our subscription and support revenue grew to $7.4 billion or 80.5% of total revenue for fiscal 2025, representing year-over-year growth of 15.5%. Our subscriptions provide our end-customers with near real-time access to the latest intrusion prevention, web security, modern malware prevention, data loss prevention, CASB and AI security capabilities across the network, endpoints, and the cloud. Our subscriptions also include security operations, which enable customers to leverage the AI-powered Cortex platform for advanced capabilities such as security information and event management, next-generation antivirus, endpoint detection and response, extended detection and response, identity threat detection and response, cloud detection and response, SOAR, ASM, and CNAPP for comprehensive cloud security. Additionally, we offer MDR for Cortex subscriptions, powered by Unit 42's elite expertise. When customers purchase our physical, virtual, or container firewalls, or certain cloud offerings, they typically purchase support in order to receive ongoing security updates, upgrades, bug fixes, and repairs. In addition to the subscriptions purchased with these firewalls, customers may also purchase other subscriptions on a per-user, per-endpoint, or capacity-based basis. We also offer professional services, including incident response, risk management, and digital forensic services.

We continue to invest in innovation as we evolve and further extend the capabilities of our portfolio, as we believe that innovation and timely development of new features and products are essential to meeting the needs of our end-customers and improving our competitive position. During fiscal 2025, we introduced several new offerings, including: Prisma Access Browser, new capabilities in our OT Security solution, Cortex Cloud, Prisma AIRS, and Cortex XSIAM 3.0. Additionally, in August 2024, we completed the acquisition of certain IBM QRadar assets, which we expect will help accelerate the growth of our Cortex business. Additionally, in July 2025, we completed the acquisition of Protect AI, which we expect will enhance the capabilities of our AI security platform. In July 2025, we also entered into a definitive agreement to acquire Software Ltd. ("CyberArk"), an identity security company, which acquisition is expected to close during the second half of our fiscal 2026.

We believe that the growth of our business and our short-term and long-term success are dependent upon many factors, including our ability to extend our technology leadership, grow our base of end-customers, expand deployment of our portfolio and support offerings within existing end-customers, focus on end-customer satisfaction, and address any product vulnerabilities. To manage any future growth effectively, we must continue to improve and expand our information technology and financial infrastructure, our operating and administrative systems and controls, and our ability to manage headcount, capital, and processes in an efficient manner. While these areas present significant opportunities for us, they also pose challenges and risks that we must successfully address in order to sustain the growth of our business and improve our operating results. For additional information regarding the challenges and risks we face, see the "Risk Factors" section in Part I, Item 1A of this Annual Report on Form 10-K.

IMPACT OF MACROECONOMIC DEVELOPMENTS AND OTHER FACTORS ON OUR BUSINESS

Our overall performance depends in part on worldwide economic and geopolitical conditions and their impact on customer behavior. Changes in legislation or regulations and actions by regulators, including changes in enforcement and administration policies, may have an impact on our results of operations and financial condition. Significant changes in U.S. or global trade policy, including further expansion of U.S. export/imports controls and tariffs, as well as retaliatory actions by other countries, may materially and adversely affect our business. Further, economic conditions, including inflation, high interest rates, slow growth, fluctuations in foreign exchange rates, supply chain disruptions, impacts of trade regulations or international trade disputes, and other conditions, may adversely affect our results of operations and financial performance.

The hostilities in Israel and the surrounding region have continued to result in economic and political uncertainty. While we have business operations in Israel, and intend to continue growing our presence in Israel, we currently do not expect significant business disruption. We are actively monitoring, evaluating, and responding to the situation.

We are also monitoring the impact of inflationary pressures and the tensions between China and Taiwan, and between the U.S. and China, which could have an adverse impact on our business or results of operations in future periods.

Key Financial Metrics

We monitor the key financial metrics set forth in the tables below to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts, and assess operational efficiencies. We discuss revenue, gross margin, and the components of operating income and margin below under "Results of Operations."

	July 31,	
	2025	2024
	(in billions)	
Next-Generation Security Annualized Recurring Revenue	$ 5.6	$ 4.2
Remaining performance obligations	$ 15.8	$ 12.7

	Year Ended July 31,		
	2025	2024	2023
	(dollars in millions)		
Total revenue	$ 9,221.5	$ 8,027.5	$ 6,892.7
Total revenue year-over-year percentage increase	14.9 %	16.5 %	25.3 %
Gross margin	73.4 %	74.3 %	72.3 %
Operating income	$ 1,242.9	$ 683.9	$ 387.3
Operating margin	13.5 %	8.5 %	5.6 %
Cash flow provided by operating activities	$ 3,716.0	$ 3,257.6	$ 2,777.5
Free cash flow (non-GAAP)	$ 3,469.8	$ 3,100.8	$ 2,631.2

- ***Next-Generation Security Annualized Recurring Revenue ("NGS ARR").*** Our NGS ARR represents the annualized allocated revenue of all active contracts as of the final day of the reporting period related to all product, subscription and support offerings, excluding revenue from hardware products, and legacy attached subscriptions, support offerings and professional services. NGS ARR is an operating metric that we use to assess the strength and trajectory of our business. NGS ARR should be viewed independently of revenue, deferred revenue and remaining performance obligations and does not represent our revenue under U.S. GAAP on an annualized basis, as it is an operating metric that can be impacted by contract start and end dates and renewal rates. NGS ARR is not intended to be a replacement for forecasts of revenue. The scope of products, subscriptions, and support offerings that contribute to NGS ARR will generally increase over time as we introduce or acquire new next-generation products, subscriptions, and support offerings.
- ***Cash Flow Provided by Operating Activities.*** We monitor cash flow provided by operating activities as a measure of our overall business performance. Our cash flow provided by operating activities is driven in large part by sales of our products and from up-front payments for subscription and support offerings. Monitoring cash flow provided by operating activities enables us to analyze our financial performance without the non-cash effects of certain items such as share-based compensation costs, depreciation, and amortization, thereby allowing us to better understand and manage the cash needs of our business.
- ***Free Cash Flow (non-GAAP).*** We define free cash flow, a non-GAAP financial measure, as cash provided by operating activities less purchases of property, equipment, and other assets. We consider free cash flow to be a profitability and liquidity measure that provides useful information to management and investors about the amount of cash generated by the business after necessary capital expenditures. A limitation of the utility of free cash flow as a measure of our financial performance and liquidity is that it does not represent the total increase or decrease in our cash balance for the period. In addition, it is important to note that other companies, including companies in our industry, may not use free cash flow, may calculate free cash flow in a different manner than we do, or may use other financial measures to evaluate their performance, all of which could reduce the usefulness of free cash flow as a comparative measure. A reconciliation of free cash flow to cash flow provided by operating activities, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, is provided below:

	Year Ended July 31,		
	2025	2024	2023
	(in millions)		
Free cash flow (non-GAAP):			
Net cash provided by operating activities	$ 3,716.0	$ 3,257.6	$ 2,777.5
Less: purchases of property, equipment, and other assets	246.2	156.8	146.3
Free cash flow (non-GAAP)	$ 3,469.8	$ 3,100.8	$ 2,631.2
Net cash used in investing activities	$ (2,204.7)	$ (1,509.9)	$ (2,033.8)
Net cash used in financing activities	$ (778.9)	$ (1,343.1)	$ (1,726.3)

Results of Operations

The following table summarizes our results of operations for the periods presented and as a percentage of our total revenue for those periods based on our consolidated statements of operations data. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year Ended July 31,					
	2025		2024		2023	
	Amount	% of Revenue	Amount	% of Revenue	Amount	% of Revenue
	(dollars in millions)					
Revenue:						
Product	$ 1,801.9	19.5 %	$ 1,603.3	20.0 %	$ 1,578.4	22.9 %
Subscription and support	7,419.6	80.5 %	6,424.2	80.0 %	5,314.3	77.1 %
Total revenue	9,221.5	100.0 %	8,027.5	100.0 %	6,892.7	100.0 %
Cost of revenue:						
Product	413.2	4.5 %	348.2	4.3 %	418.3	6.1 %
Subscription and support	2,038.4	22.1 %	1,711.0	21.4 %	1,491.4	21.6 %
Total cost of revenue[1]	2,451.6	26.6 %	2,059.2	25.7 %	1,909.7	27.7 %
Total gross profit	6,769.9	73.4 %	5,968.3	74.3 %	4,983.0	72.3 %
Operating expenses:						
Research and development	1,984.1	21.5 %	1,809.4	22.5 %	1,604.0	23.3 %
Sales and marketing	3,100.2	33.6 %	2,794.5	34.8 %	2,544.0	36.9 %
General and administrative	442.7	4.8 %	680.5	8.5 %	447.7	6.5 %
Total operating expenses[1]	5,527.0	59.9 %	5,284.4	65.8 %	4,595.7	66.7 %
Operating income	1,242.9	13.5 %	683.9	8.5 %	387.3	5.6 %
Interest expense	(3.0)	— %	(8.3)	(0.1)%	(27.2)	(0.4)%
Other income, net	355.8	3.8 %	312.7	3.9 %	206.2	3.0 %
Income before income taxes	1,595.7	17.3 %	988.3	12.3 %	566.3	8.2 %
Provision for (benefit from) income taxes	461.8	5.0 %	(1,589.3)	(19.8)%	126.6	1.8 %
Net income	$ 1,133.9	12.3 %	$ 2,577.6	32.1 %	$ 439.7	6.4 %

[1] Includes share-based compensation as follows:

	Year Ended July 31,		
	2025	2024	2023
	(in millions)		
Cost of product revenue	$ 5.1	$ 7.3	$ 9.8
Cost of subscription and support revenue	127.0	121.0	123.4
Research and development	550.5	525.5	488.4
Sales and marketing	359.5	300.8	335.3
General and administrative	258.0	124.1	130.4
Total share-based compensation	$ 1,300.1	$ 1,078.7	$ 1,087.3

REVENUE

Our revenue consists of product revenue and subscription and support revenue. Revenue is recognized upon transfer of control of the corresponding promised products and subscriptions and support to our customers in an amount that reflects the consideration we expect to be entitled to in exchange for those products and subscriptions and support. We expect our revenue to vary from quarter to quarter based on seasonal and cyclical factors.

PRODUCT REVENUE

Product revenue is derived from sales of hardware products, primarily our ML-Powered Next-Generation Firewall, and software licenses, including SD-WAN, the VM-Series, and Panorama. Our hardware products and software licenses include a broad set of built-in networking and security features and functionalities. We recognize product revenue at the time of hardware shipment or delivery of software license. As a percentage of product revenue, we expect our revenue from software licenses to vary from quarter to quarter and increase over the long term as we improve features and capabilities of our on-premise software, renew our software license contracts, and expand our installed end-customer base.

	Year Ended July 31,				Year Ended July 31,			
	2025	2024	Change		2024	2023	Change	
	Amount	Amount	Amount	%	Amount	Amount	Amount	%
				(dollars in millions)				
Product	$ 1,801.9	$ 1,603.3	$ 198.6	12.4 %	$ 1,603.3	$ 1,578.4	$ 24.9	1.6 %

Product revenue increased for fiscal 2025 compared to fiscal 2024 driven by an increase in price of, and allocation to, on-premise software licenses due to enhanced features and capabilities beginning in the second quarter of fiscal 2025, and an increased demand for our new generation of hardware products and accessories, partially offset by decreased demand for our prior generation of hardware products.

SUBSCRIPTION AND SUPPORT REVENUE

Subscription and support revenue is derived primarily from sales of our subscription and support offerings. Our subscription and support contracts are typically one to five years. We recognize revenue from subscriptions and support over time as the services are performed. As a percentage of total revenue, we expect our subscription and support revenue to vary from quarter to quarter and increase over the long term as we introduce new subscriptions, renew existing subscription and support contracts, and expand our installed end-customer base.

	Year Ended July 31,				Year Ended July 31,			
	2025	2024	Change		2024	2023	Change	
	Amount	Amount	Amount	%	Amount	Amount	Amount	%
				(dollars in millions)				
Subscription	$4,974.4	$ 4,188.5	$ 785.9	18.8 %	$ 4,188.5	$ 3,335.4	$ 853.1	25.6 %
Support	2,445.2	2,235.7	209.5	9.4 %	2,235.7	1,978.9	256.8	13.0 %
Total subscription and support	$ 7,419.6	$6,424.2	$ 995.4	15.5 %	$6,424.2	$ 5,314.3	$ 1,109.9	20.9 %

Subscription and support revenue increased for fiscal 2025 compared to fiscal 2024 due to increased demand for our subscription and support offerings from our end-customers. The mix between subscription revenue and support revenue will fluctuate over time, depending on the introduction of new subscription offerings, renewals of support services, and our ability to increase sales to new and existing end-customers.

REVENUE BY GEOGRAPHIC THEATER

	Year Ended July 31,				Year Ended July 31,			
	2025	2024	Change		2024	2023	Change	
	Amount	Amount	Amount	%	Amount	Amount	Amount	%
			(dollars in millions)					
Americas	$ 6,205.1	$ 5,482.9	$ 722.2	13.2 %	$ 5,482.9	$ 4,719.9	$ 763.0	16.2 %
Europe, the Middle East, and Africa ("EMEA")	1,917.4	1,602.0	315.4	19.7 %	1,602.0	1,359.6	242.4	17.8 %
Asia Pacific and Japan ("APAC")	1,099.0	942.6	156.4	16.6 %	942.6	813.2	129.4	15.9 %
Total revenue	$ 9,221.5	$ 8,027.5	$ 1,194.0	14.9 %	$ 8,027.5	$ 6,892.7	$ 1,134.8	16.5 %

Revenue from the Americas, EMEA and APAC increased year-over-year for fiscal 2025 as we continued to increase investment in our global sales force in order to support our growth and innovation, with the Americas contributing the highest increase in revenue due to its larger scale.

COST OF REVENUE

Our cost of revenue consists of cost of product revenue and cost of subscription and support revenue.

COST OF PRODUCT REVENUE

Cost of product revenue primarily includes costs paid to our manufacturing partners for procuring components and manufacturing our products. Our cost of product revenue also includes personnel costs, which consist of salaries, benefits, bonuses, share-based compensation, and travel associated with our operations organization, inventory excess and obsolete charges, shipping and tariff costs, amortization of intellectual property licenses, product testing costs, and shared costs. Shared costs consist of certain facilities, depreciation, benefits, recruiting, and information technology costs that we allocate based on headcount. We expect our cost of product revenue to fluctuate with our revenue from hardware products.

	Year Ended July 31,				Year Ended July 31,			
	2025	2024	Change		2024	2023	Change	
	Amount	Amount	Amount	%	Amount	Amount	Amount	%
			(dollars in millions)					
Cost of product revenue	$ 413.2	$ 348.2	$ 65.0	18.7 %	$ 348.2	$ 418.3	$ (70.1)	(16.8)%

Cost of product revenue increased for fiscal 2025 compared to fiscal 2024 primarily due to an increase in inventory excess and obsolete charges and an increased demand for our new generation hardware products and accessories, partially offset by a decreased demand for our prior generation of hardware products.

COST OF SUBSCRIPTION AND SUPPORT REVENUE

Cost of subscription and support revenue includes personnel costs for our global customer support and technical operations organizations, data center and cloud hosting service costs, third-party professional services costs, amortization of acquired intangible assets and capitalized software development costs, customer support and repair costs, and shared costs. We expect our cost of subscription and support revenue to increase as our installed end-customer base grows and adoption of our cloud-based subscription offerings increases.

	Year Ended July 31,				Year Ended July 31,			
	2025	2024	Change		2024	2023	Change	
	Amount	Amount	Amount	%	Amount	Amount	Amount	%
			(dollars in millions)					
Cost of subscription and support revenue	$2,038.4	$ 1,711.0	$ 327.4	19.1 %	$ 1,711.0	$ 1,491.4	$ 219.6	14.7 %

Cost of subscription and support revenue increased for fiscal 2025 compared to fiscal 2024 primarily due to increased costs to support the growth of our subscription and support offerings. Cloud hosting service costs, which support our cloud-based subscription offerings, increased $189.5 million for fiscal 2025 compared to fiscal 2024. Personnel costs grew $52.9 million for fiscal 2025 compared to fiscal 2024, primarily due to headcount growth. The increase in cost of subscription and support revenue was further driven by increased professional services expense.

GROSS MARGIN

Gross margin has been and will continue to be affected by a variety of factors, including the introduction of new products, manufacturing costs, the average sales price of our products, cloud hosting service costs, personnel costs, the mix of products sold, and the mix of revenue between product and subscription and support offerings. Our higher-end firewall products generally have higher gross margins than our lower-end firewall products within each product series. We expect our gross margins to vary over time depending on the factors described above.

	Year Ended July 31,					
	2025		2024		2023	
	Amount	Gross Margin	Amount	Gross Margin	Amount	Gross Margin
	(dollars in millions)					
Product	$ 1,388.7	77.1 %	$ 1,255.1	78.3 %	$ 1,160.1	73.5 %
Subscription and support	5,381.2	72.5 %	4,713.2	73.4 %	3,822.9	71.9 %
Total gross profit	$ 6,769.9	73.4 %	$ 5,968.3	74.3 %	$ 4,983.0	72.3 %

Product gross margin decreased for fiscal 2025 compared to fiscal 2024 primarily due to unfavorable hardware product mix and an increase in inventory excess and obsolete charges, partially offset by increased software revenue.

Subscription and support gross margin decreased for fiscal 2025 compared to fiscal 2024 primarily due to an increase in costs related to our cloud-based offerings, partially offset by increased leverage of our global customer service organization.

OPERATING EXPENSES

Our operating expenses consist of research and development, sales and marketing, and general and administrative expenses. Personnel costs are the most significant component of operating expenses and consist of salaries, benefits, bonuses, share-based compensation, travel and entertainment, and with regard to sales and marketing expense, sales commissions. Our operating expenses also include shared costs, which consist of certain facilities, depreciation, benefits, recruiting, and information technology costs that we allocate based on headcount to each department. We expect operating expenses generally to increase in absolute dollars and to decrease over the long term as a percentage of revenue as we continue to scale our business. As of July 31, 2025, we expect to recognize approximately $2.2 billion of share-based compensation expense over a weighted-average period of approximately 2.5 years, excluding additional share-based compensation expense related to any future grants of share-based awards. Share-based compensation expense is generally recognized on a straight-line basis over the requisite service periods of the awards.

RESEARCH AND DEVELOPMENT

Research and development expense consists primarily of personnel costs. Research and development expense also includes prototype-related expenses and shared costs. We expect research and development expense to increase in absolute dollars as we continue to invest in our future products and services, although our research and development expense may fluctuate as a percentage of total revenue.

	Year Ended July 31,				Year Ended July 31,			
	2025	2024	Change		2024	2023	Change	
	Amount	Amount	Amount	%	Amount	Amount	Amount	%
	(dollars in millions)							
Research and development	$ 1,984.1	$ 1,809.4	$ 174.7	9.7 %	$ 1,809.4	$ 1,604.0	$ 205.4	12.8 %

Research and development expense increased for fiscal 2025 compared to fiscal 2024 primarily due to increased personnel costs, which grew $123.4 million for fiscal 2025 compared to fiscal 2024, largely due to headcount growth. The increase in research and development expense was further driven by increased shared costs.

SALES AND MARKETING

Sales and marketing expense consists primarily of personnel costs, including commission expense. Sales and marketing expense also includes costs for market development programs, promotional and other marketing costs, professional services, and shared costs. We continue to strategically invest in headcount and have grown our sales presence. We expect sales and marketing expense to continue to increase in absolute dollars as we increase the size of our sales and marketing organizations to grow our customer base, increase touch points with end-customers, and expand our global presence, although our sales and marketing expense may fluctuate as a percentage of total revenue.

	Year Ended July 31,				Year Ended July 31,			
	2025	2024	Change		2024	2023	Change	
	Amount	Amount	Amount	%	Amount	Amount	Amount	%
	(dollars in millions)							
Sales and marketing	$ 3,100.2	$ 2,794.5	$ 305.7	10.9 %	$ 2,794.5	$ 2,544.0	$ 250.5	9.8 %

Sales and marketing expense increased for fiscal 2025 compared to fiscal 2024 primarily due to increased personnel costs, which grew $263.6 million for fiscal 2025 compared to fiscal 2024, largely due to headcount growth.

GENERAL AND ADMINISTRATIVE

General and administrative expense consists primarily of personnel costs and shared costs for our executive, finance, human resources, information technology, and legal organizations, and professional services costs, which consist primarily of legal, auditing, accounting, and other consulting costs. General and administrative expense also includes change in fair value of contingent consideration liability. We expect general and administrative expense to increase in absolute dollars over time as we increase the size of our general and administrative organizations and incur additional costs to support our business growth, although our general and administrative expense may fluctuate as a percentage of total revenue.

	Year Ended July 31,				Year Ended July 31,			
	2025	2024	Change		2024	2023	Change	
	Amount	Amount	Amount	%	Amount	Amount	Amount	%
	(dollars in millions)							
General and administrative	$ 442.7	$ 680.5	$ (237.8)	(34.9)%	$ 680.5	$ 447.7	$ 232.8	52.0 %

General and administrative expenses decreased for fiscal 2025 compared to fiscal 2024 primarily due to litigation-related charges of $204.4 million in fiscal 2024 and a partial release of litigation-related accrual of $38.8 million in fiscal 2025. We also recorded a gain of $135.3 million in fiscal 2025 for the change in fair value of the contingent consideration liability from our acquisition of certain IBM QRadar assets. The decrease in general and administrative expense was partially offset by increased personnel costs, which grew $153.2 million, largely due to increased share-based compensation.

INTEREST EXPENSE

Interest expense primarily consists of interest expense related to our 0.75% Convertible Senior Notes due 2023 (the "2023 Notes") and our 0.375% Convertible Senior Notes due 2025 (the "2025 Notes," and together with "2023 Notes," the "Notes").

	Year Ended July 31,				Year Ended July 31,			
	2025	2024	Change		2024	2023	Change	
	Amount	Amount	Amount	%	Amount	Amount	Amount	%
	(dollars in millions)							
Interest expense	$ 3.0	$ 8.3	$ (5.3)	(63.9)%	$ 8.3	$ 27.2	$ (18.9)	(69.5)%

Interest expense decreased for fiscal 2025 compared to fiscal 2024 primarily due to conversions of the 2025 Notes prior to or upon maturity in June 2025. Refer to Note 11. Debt in Part II, Item 8 of this Annual Report on Form 10-K for more information on the Notes.

OTHER INCOME, NET

Other income, net includes interest income earned on our cash, cash equivalents, and investments, and gains and losses from foreign currency remeasurement and foreign currency transactions.

	Year Ended July 31,				Year Ended July 31,			
	2025	2024	Change		2024	2023	Change	
	Amount	Amount	Amount	%	Amount	Amount	Amount	%
	(dollars in millions)							
Other income, net	$ 355.8	$ 312.7	$ 43.1	13.8 %	$ 312.7	$ 206.2	$ 106.5	51.6 %

Other income, net increased for fiscal 2025 compared to fiscal 2024 primarily due to higher interest income as a result of higher average cash, cash equivalents, and investments balance for fiscal 2025 compared to fiscal 2024. The increase was further driven by increased gains from our non-designated derivative instruments and investments, partially offset by increased foreign currency exchange losses for fiscal 2025 compared to fiscal 2024.

PROVISION FOR (BENEFIT FROM) INCOME TAXES

Provision for income taxes consists primarily of U.S. and foreign income taxes. We had a benefit from income taxes during fiscal 2024 primarily due to the release of our valuation allowance on U.S. federal, U.S. states other than California, and U.K. deferred tax assets. We continue to maintain a valuation allowance for California and certain deferred tax assets.

	Year Ended July 31,				Year Ended July 31,			
	2025	2024	Change		2024	2023	Change	
	Amount	Amount	Amount	%	Amount	Amount	Amount	%
	(dollars in millions)							
Provision for (benefit from) income taxes	$ 461.8	$(1,589.3)	$ 2,051.1	*	$(1,589.3)	$ 126.6	$ (1,715.9)	*
Effective tax rate	28.9 %	(160.8)%			(160.8)%	22.4 %		

* Not meaningful

Our provision for income taxes in fiscal 2025 was $461.8 million, a net change of $2.1 billion compared to a benefit from income taxes of $1.6 billion in fiscal 2024, primarily due to the release of our valuation allowance in fiscal 2024. This is also the primary driver of the change in our effective tax rate for fiscal 2025 compared to fiscal 2024.

During the year ended July 31, 2025, we recorded a deferred tax provision of $218.5 million arising from the remeasurement of our basis differences associated with the U.S. tax effects of foreign deferred tax assets. Our remeasurement is a result of the One Big Beautiful Bill Act ("OBBB") enacted on July 4, 2025 which provides for significant tax law changes and modifications including changes to the U.S. effective tax rates on certain foreign earnings. Refer to Note 16. Income Taxes in Part II, Item 8 of this Annual Report on Form 10-K for more information on OBBB.

Liquidity and Capital Resources

	July 31,	
	2025	2024
	(in millions)	
Working capital (deficit)[1]	$ (465.2)	$ (833.0)
Cash, cash equivalents, and investments:		
Cash and cash equivalents	$ 2,268.6	$ 1,535.2
Investments	6,190.2	5,216.8
Total cash, cash equivalents, and investments	$ 8,458.8	$ 6,752.0

(1) Current liabilities included net carrying amounts of convertible senior notes of $1.0 billion as of July 31, 2024. Refer to Note 11. Debt in Part II, Item 8 of this Annual Report on Form 10-K for information on the Notes.

As of July 31, 2025, our total cash, cash equivalents, and investments of $8.5 billion were held for general corporate purposes. As of July 31, 2025, we had no unremitted earnings when evaluating our outside basis difference relating to our U.S. investment in foreign subsidiaries. However, there could be local withholding taxes due to various foreign countries if certain lower tier earnings are distributed. Withholding taxes that would be payable upon remittance of these lower tier earnings are not material.

DEBT

In June 2020, we issued the 2025 Notes with an aggregate principal amount of $2.0 billion. The 2025 Notes were converted prior to or settled on the maturity date of June 1, 2025. During fiscal 2025, we repaid in cash $965.6 million in aggregate principal amount of the 2025 Notes and issued 14.0 million shares of common stock to the holders for the conversion value in excess of the principal amount of the 2025 Notes converted, which were fully offset by shares we received from our exercise of the associated note hedges.

In April 2023, we entered into a credit agreement (the “Credit Agreement”) that provides for a $400.0 million unsecured revolving credit facility (the “Credit Facility”), with an option to increase the amount of the Credit Facility by up to an additional $350.0 million, subject to certain conditions. The interest rates and commitment fees are also subject to upward and downward adjustments based on our progress towards the achievement of certain sustainability goals. As of July 31, 2025, there were no amounts outstanding, and we were in compliance with all covenants under the Credit Agreement. Refer to Note 11. Debt in Part II, Item 8 of this Annual Report on Form 10-K for more information on the Credit Agreement.

CAPITAL RETURN

In February 2019, our board of directors authorized a $1.0 billion share repurchase program. Our board of directors subsequently authorized additional increases to this share repurchase program, bringing the total authorization to $4.1 billion. Repurchases will be funded from available working capital and may be made at management’s discretion from time to time. As of July 31, 2025, $1.0 billion remained available for future share repurchases under this repurchase program. The repurchase authorization will expire on December 31, 2025, and may be suspended or discontinued at any time without prior notice. Refer to Note 14. Stockholders’ Equity in Part II, Item 8 of this Annual Report on Form 10-K for more information on this repurchase program.

CONTRACTUAL OBLIGATIONS AND OTHER MATERIAL CASH REQUIREMENTS

We have entered into various non-cancelable operating leases, primarily for our offices and data centers, with lease terms expiring through fiscal 2036. As of July 31, 2025, we have total operating lease obligations of $417.4 million recorded on our consolidated balance sheet.

As of July 31, 2025, our commitments to purchase products, components, cloud hosting and other services totaled $7.1 billion. Refer to Note 13. Commitments and Contingencies in Part II, Item 8 of this Annual Report on Form 10-K for more information on these commitments.

Our acquisition of certain IBM QRadar assets on August 31, 2024 included contingent consideration that requires potential future payments through the fiscal quarter ending October 2028. As of July 31, 2025, we have total contingent consideration obligation of $513.6 million recorded on our consolidated balance sheet. Refer to Note 3. Fair Value Measurements and Note 8. Acquisitions in Part II, Item 8 of this Annual Report on Form 10-K for more information on our contingent consideration obligation.

On July 30, 2025, we entered into a definitive agreement to acquire CyberArk. The acquisition is expected to close during the second half of our fiscal 2026, subject to the satisfaction of customary closing conditions. Under the terms of the definitive agreement, CyberArk shareholders will receive $45.00 in cash and 2.2005 shares of our common stock for each CyberArk share. This represents an equity value for CyberArk of approximately $25 billion based on the unaffected 10-day average daily volume-weighted average trading prices of our common stock as of July 25, 2025. We expect to fund the cash portion of the consideration with our cash on hand. Refer to Part I, Item 1A "Risk Factors" in this Form 10-K and Note 8. Acquisitions in Part II, Item 8 of this Annual Report on Form 10-K for more information on the acquisition.

CASH FLOWS

The following table summarizes our cash flows for the years ended July 31, 2025, 2024, and 2023:

	Year Ended July 31,		
	2025	2024	2023
	(in millions)		
Net cash provided by operating activities	$ 3,716.0	$ 3,257.6	$ 2,777.5
Net cash used in investing activities	(2,204.7)	(1,509.9)	(2,033.8)
Net cash used in financing activities	(778.9)	(1,343.1)	(1,726.3)
Net increase (decrease) in cash, cash equivalents, and restricted cash	$ 732.4	$ 404.6	$ (982.6)

Cash from operations could be affected by various risks and uncertainties detailed in Part I, Item 1A "Risk Factors" in this Form 10-K. We believe that our cash flow from operations with existing cash and cash equivalents will be sufficient to meet our anticipated cash needs for at least the next 12 months and thereafter for the foreseeable future. Our future capital requirements will depend on many factors including our growth rate, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced products and subscription and support offerings, the costs to acquire or invest in complementary businesses and technologies, the costs to ensure access to adequate manufacturing capacity, the investments in our infrastructure to support the adoption of our cloud-based subscription offerings, the continuing market acceptance of our products and subscription and support offerings and macroeconomic events. In addition, from time to time, we may incur additional tax liability in connection with certain corporate structuring decisions.

We may also choose to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operating results, and financial condition may be adversely affected.

OPERATING ACTIVITIES

Our operating activities have consisted of net income adjusted for certain non-cash items and changes in assets and liabilities. Our largest source of cash provided by our operations is receipts from our customers. Net cash provided by operating activities can be impacted by factors such as timing of payments and collections, vendor payment terms, and timing and amount of tax payments.

Cash provided by operating activities during fiscal 2025 was $3.7 billion, an increase of $458.4 million compared to fiscal 2024. The increase was primarily due to growth of our business as reflected by increases in collections during fiscal 2025, partially offset by higher cash expenditure to support our business growth.

INVESTING ACTIVITIES

Our investing activities have consisted of capital expenditures, net investment purchases, sales, and maturities, and business acquisitions. We expect to continue such activities as our business grows.

Cash used in investing activities during fiscal 2025 was $2.2 billion, an increase of $694.8 million compared to fiscal 2024. The increase was primarily due to an increase in net cash payments for business acquisitions and higher purchases of investments during fiscal 2025.

FINANCING ACTIVITIES

Our financing activities have consisted of repayments of our convertible senior notes, cash used to repurchase shares of our common stock, proceeds from sales of shares through employee equity incentive plans, and payments for tax withholding obligations of certain employees related to the net share settlement of equity awards.

Cash used in financing activities during fiscal 2025 was $778.9 million, a decrease of $564.2 million compared to fiscal 2024. The decrease was primarily due to a decrease in cash used to repurchase our common stock which did not recur during fiscal 2025.

Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Actual results could differ materially from those estimates due to risks and uncertainties, including uncertainty in the current economic environment. To the extent that there are material differences between these estimates and our actual results, our future consolidated financial statements will be affected.

We believe that of our significant accounting policies described in Note 1. Description of Business and Summary of Significant Accounting Policies in Part II, Item 8 of this Annual Report on Form 10-K, the critical accounting estimates, assumptions, and judgments that have the most significant impact on our consolidated financial statements are described below.

REVENUE RECOGNITION

The majority of our contracts with our customers include various combinations of our products and subscriptions and support. Our hardware products and software licenses are distinct from our subscriptions and support services as the customer can benefit from the product without these services and such services are separately identifiable within the contract. We account for multiple agreements with a single customer as a single contract if the contractual terms and/or substance of those agreements indicate that they may be so closely related that they are, in effect, parts of a single contract. The amount of consideration we expect to receive in exchange for delivering on the contract is allocated to each performance obligation based on its relative standalone selling price.

When estimating standalone selling price, we first consider the prices charged for a deliverable when sold separately. If the standalone selling price is not observable through past transactions, we estimate it based on our pricing model and our go-to-market strategy, which include factors such as type of sales channel (channel partner or end-customer), the geographies in which our offerings were sold (domestic or international), and offering type (products, subscriptions, or support). As our business offerings evolve over time, we may be required to modify our estimated standalone selling prices, and as a result the timing and classification of our revenue could be affected.

INCOME TAXES

We account for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. In addition, deferred tax assets are recorded for all future benefits including, but not limited to, net operating losses, research and development credit carryforwards, and basis differences relating to our global intangible low-taxed income. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount more likely than not to be realized.

Significant judgment is required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, we consider all available evidence, including past operating results, estimates of future taxable income, and the feasibility of tax planning strategies. In the event that we change our determination as to the amount of deferred tax assets that can be realized, we will adjust our valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made.

We recognize liabilities for uncertain tax positions based on a two-step process which includes evaluating if a tax position is more likely than not to be sustained on audit and then measuring the tax benefit as the largest amount that is more likely than not to be realized upon ultimate settlement. Assumptions, judgment, and the use of estimates are required in determining if the more-likely-than-not standard has been met and in determining the expected benefit when developing the provision for income taxes. Our evaluations are based upon a number of factors, including changes in facts or circumstances, changes in tax law or guidance, correspondence with tax authorities during the course of audits, and effective settlement of audit issues. Changes in these or other factors could result in material increases or decreases in our provision for (benefit from) income taxes in the period in which we make the change.

LOSS CONTINGENCIES

We are subject to the possibility of various loss contingencies arising in the ordinary course of business. We accrue for loss contingencies when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. If we determine that a loss is reasonably possible, then we disclose the possible loss or range of the possible loss or state that such an estimate cannot be made. We regularly evaluate current information available to us to determine whether an accrual is required, an accrual should be adjusted, or a range of possible loss should be disclosed.

From time to time, we are involved in disputes, litigation, and other legal actions. However, there are many uncertainties associated with any litigation, and these actions or other third-party claims against us may cause us to incur substantial settlement charges, which are inherently difficult to estimate and could adversely affect our results of operations. The actual liability in any such matters may be materially different from our estimates, which could result in the need to adjust our liability and record additional expenses. Refer to the “Litigation” subheading in Note 13. Commitments and Contingencies in Part II, Item 8 of this Annual Report on Form 10-K for more information regarding our litigation.

BUSINESS COMBINATIONS

We make significant estimates, assumptions, and judgments when valuing assets acquired and liabilities assumed, especially with respect to purchased intangible assets, in connection with the initial purchase price allocation of an acquired business. Critical estimates in valuing certain purchased intangible assets include, but are not limited to, cash flows that an asset is expected to generate in the future, discount rates, the time and expense that would be necessary to recreate the assets, and the profit margin a market participant would receive on such recreated assets. The amounts and useful lives assigned to identified intangible assets impact the amount and timing of future amortization expense.

One of our business combinations has included post-closing payments contingent upon the occurrence of future events and/or certain conditions being met. Critical estimates used in valuing our contingent consideration obligation include, but are not limited to, estimated future cash payments related to customers entering into qualified new transactions and risk-adjusted discount rates used to present value the expected cash flows. These estimates and assumptions are updated to revalue our contingent consideration liability at the end of each reporting period. Accordingly, subsequent changes in underlying facts and circumstances could result in changes in these estimates and assumptions, which could have a material impact on the estimated future fair values of these obligations.

Recent Accounting Pronouncements

Refer to “Recently Adopted Accounting Pronouncement” and “Recently Issued Accounting Pronouncements” in Note 1. Description of Business and Summary of Significant Accounting Policies in Part II, Item 8 of this Annual Report on Form 10-K for a description of recent accounting pronouncements and our expectation of their impact, if any, on our results of operations and financial condition.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Risk

Our sales contracts are primarily denominated in U.S. dollars. A portion of our operating expenditures are denominated in foreign currencies, making them subject to fluctuations in foreign currency exchange rates. Additionally, fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our statement of operations. Foreign currency remeasurement gains and losses and foreign currency transaction gains and losses have not had a significant impact to our consolidated financial statements.

We enter into foreign currency derivative contracts with maturities of 24 months or less, which we designate as cash flow hedges, to manage the foreign currency exchange risk associated with our revenue and operating expenditures. We also enter into foreign currency derivative contracts that are not designated as hedging instruments to hedge a portion of our outstanding monetary assets and liabilities denominated in foreign currencies. These foreign currency derivative contracts reduce but do not entirely eliminate the effect of foreign exchange rate fluctuations.

A hypothetical 10% change in foreign exchange rates on monetary assets and liabilities would not be material to our financial condition or results of operations after taking into consideration the effect of foreign currency forward contracts in place as of July 31, 2025. The effectiveness of our existing hedging transactions and the availability and effectiveness of any hedging transactions we may decide to enter into in the future may be limited, and we may not be able to successfully hedge our exposure, which could adversely affect our financial condition and results of operations. Refer to Note 6. Derivative Instruments in Part II, Item 8 of this Annual Report on Form 10-K for more information.

As our international operations grow, our risks associated with fluctuations in foreign currency exchange rates will become greater, and we will continue to reassess our approach to managing this risk. In addition, a weakening U.S. dollar can increase the costs of our international expansion and a strengthening U.S. dollar can increase the real cost of our products and services to our end-customers outside of the United States, leading to delays in the purchase of our products and services. For additional information, see the risk factor entitled *"We are exposed to fluctuations in foreign currency exchange rates, which could negatively affect our financial condition and operating results."* in Part 1, Item 1A of this Annual Report on Form 10-K.

Interest Rate Risk

The primary objectives of our investment activities are to preserve principal, provide liquidity, and maximize income without significantly increasing risk. Most of the securities we invest in are subject to interest rate risk. To minimize this risk, we maintain a diversified portfolio of cash, cash equivalents, and investments, consisting only of investment-grade securities. To assess the interest rate risk, we performed a sensitivity analysis to determine the impact a change in interest rates would have on the value of the investment portfolio. Based on investment positions as of July 31, 2025, a hypothetical 100 basis point increase in interest rates across all maturities would result in a $132.3 million decline in the fair market value of the portfolio. Such losses would only be realized if we sold the investments prior to maturity. Conversely, a hypothetical 100 basis point decrease in interest rates would lead to a $134.7 million increase in the fair market value of the portfolio.

Item 8. Financial Statements and Supplementary Data

Index To Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Palo Alto Networks, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Palo Alto Networks, Inc. (the Company) as of July 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended July 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at July 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended July 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of July 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated August 29, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

REVENUE RECOGNITION

Description of the Matter	As described in Note 1 to the consolidated financial statements, the Company's contracts with customers sometimes contain multiple performance obligations, which are accounted for separately if they are distinct. In such cases, the transaction price is then allocated to the distinct performance obligations on a relative standalone selling price basis, and revenue is recognized when control of the distinct performance obligation is transferred. For example, product revenue is recognized at the time of hardware shipment or delivery of software license, and subscription and support revenue is recognized over time as the services are performed. Auditing the Company's revenue recognition was complex, including the identification and determination of distinct performance obligations and the timing of revenue recognition. For example, there were certain customer arrangements with nonstandard terms and conditions that required judgment to determine the distinct performance obligations and the impact on the timing of revenue recognition.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's process and controls to identify and determine the distinct performance obligations and the timing of revenue recognition. To test the identification and determination of the distinct performance obligations and the timing of revenue recognition, our audit procedures included, among others, reading the executed contract and other contractual documents to understand the contract, identifying the performance obligation(s), determining the distinct performance obligations, and evaluating the timing of revenue recognition for a sample of individual sales transactions. We evaluated the accuracy of the Company's contract summary documentation, specifically related to the identification and determination of distinct performance obligations and the timing of revenue recognition.

VALUATION OF CONTINGENT CONSIDERATION LIABILITY IN CONNECTION WITH THE ACQUISITION OF IBM QRADAR ASSETS

Description of the Matter	As described in Note 8 to the consolidated financial statements, the Company completed the acquisition of certain IBM QRadar assets on August 31, 2024, for which the purchase consideration included contingent consideration. The Company has determined the fair value of contingent consideration liability to be $513.6 million as of July 31, 2025, using a discounted cash flow valuation technique including an estimate of future cash payments related to customers entering into qualified new transactions with the Company as well as a risk-adjusted discount rate used to present value the expected cash flows. Auditing the Company's accounting for contingent consideration liability was complex due to estimation uncertainty in the Company's determination of the fair value due to the significant assumption about customer transactions that will qualify for cash payments under the arrangement. The significant assumption is forward-looking, dependent upon customer behavior, and could be affected by various factors including future economic and market conditions.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's process and controls to estimate fair value of the contingent consideration liability. We also tested controls regarding management's review of assumptions used in the valuation model. To test the estimated fair value of this contingent consideration liability, our audit procedures included, among others, assessing the valuation methodology with the assistance of a valuation specialist, and testing the significant assumption about customer transactions that will qualify for cash payments under the arrangement and the completeness and accuracy of the underlying data used by the Company. We also performed a sensitivity analysis to evaluate the changes in the fair value of this contingent consideration liability that would result from changes in the significant assumption. We also considered whether the assumption was consistent with evidence obtained in other areas of the audit.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2009.

San Mateo, California

August 29, 2025

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Palo Alto Networks, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Palo Alto Networks, Inc.'s internal control over financial reporting as of July 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Palo Alto Networks, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of July 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of July 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended July 31, 2025, and the related notes and our report dated August 29, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

San Mateo, California

August 29, 2025

PALO ALTO NETWORKS, INC.

CONSOLIDATED BALANCE SHEETS
(In millions, except per share data)

	July 31,	
	2025	**2024**
Assets		
Current assets:		
Cash and cash equivalents	$ 2,268.6	$ 1,535.2
Short-term investments	634.6	1,043.6
Accounts receivable, net of allowance for credit losses of $9.7 and $7.5 as of July 31, 2025 and July 31, 2024, respectively	2,965.0	2,618.6
Short-term financing receivables, net	714.6	725.9
Short-term deferred contract costs	419.5	369.0
Prepaid expenses and other current assets	520.5	557.4
Total current assets	7,522.8	6,849.7
Property and equipment, net	387.3	361.1
Operating lease right-of-use assets	347.0	385.9
Long-term investments	5,555.6	4,173.2
Long-term financing receivables, net	1,002.3	1,182.1
Long-term deferred contract costs	585.9	562.0
Goodwill	4,566.6	3,350.1
Intangible assets, net	762.7	374.9
Deferred tax assets	2,424.2	2,399.0
Other assets	421.8	352.9
Total assets	$ 23,576.2	$ 19,990.9
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 232.2	$ 116.3
Accrued compensation	607.6	554.7
Accrued and other liabilities	846.0	506.7
Deferred revenue	6,302.2	5,541.1
Convertible senior notes, net	—	963.9
Total current liabilities	7,988.0	7,682.7
Long-term deferred revenue	6,449.7	5,939.4
Deferred tax liabilities	89.1	387.7
Long-term operating lease liabilities	338.2	380.5
Other long-term liabilities	886.8	430.9
Total liabilities	15,751.8	14,821.2
Commitments and contingencies (Note 13)		
Stockholders' equity:		
Preferred stock; $0.0001 par value; 100.0 shares authorized; none issued and outstanding as of July 31, 2025 and July 31, 2024	—	—
Common stock and additional paid-in capital; $0.0001 par value; 2,000.0 shares authorized; 667.9 and 650.2 shares issued and outstanding as of July 31, 2025 and July 31, 2024, respectively	5,291.9	3,821.1
Accumulated other comprehensive income (loss)	48.4	(1.6)
Retained earnings	2,484.1	1,350.2
Total stockholders' equity	7,824.4	5,169.7
Total liabilities and stockholders' equity	$ 23,576.2	$ 19,990.9

See notes to consolidated financial statements.

PALO ALTO NETWORKS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions, except per share data)

	Year Ended July 31,		
	2025	**2024**	**2023**
Revenue:			
Product	$ 1,801.9	$ 1,603.3	$ 1,578.4
Subscription and support	7,419.6	6,424.2	5,314.3
Total revenue	9,221.5	8,027.5	6,892.7
Cost of revenue:			
Product	413.2	348.2	418.3
Subscription and support	2,038.4	1,711.0	1,491.4
Total cost of revenue	2,451.6	2,059.2	1,909.7
Total gross profit	6,769.9	5,968.3	4,983.0
Operating expenses:			
Research and development	1,984.1	1,809.4	1,604.0
Sales and marketing	3,100.2	2,794.5	2,544.0
General and administrative	442.7	680.5	447.7
Total operating expenses	5,527.0	5,284.4	4,595.7
Operating income	1,242.9	683.9	387.3
Interest expense	(3.0)	(8.3)	(27.2)
Other income, net	355.8	312.7	206.2
Income before income taxes	1,595.7	988.3	566.3
Provision for (benefit from) income taxes	461.8	(1,589.3)	126.6
Net income	$ 1,133.9	$ 2,577.6	$ 439.7
Net income per share, basic	$ 1.71	$ 4.04	$ 0.73
Net income per share, diluted	$ 1.60	$ 3.64	$ 0.64
Weighted-average shares used to compute net income per share, basic	662.5	638.5	606.4
Weighted-average shares used to compute net income per share, diluted	709.3	707.9	684.5

See notes to consolidated financial statements.

PALO ALTO NETWORKS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In millions)

	Year Ended July 31,		
	2025	**2024**	**2023**
Net income	$ 1,133.9	$ 2,577.6	$ 439.7
Other comprehensive income, net of tax:			
Change in unrealized gains (losses) on investments	18.5	48.2	(13.0)
Cash flow hedges:			
Change in unrealized gains (losses)	29.6	(18.9)	(0.2)
Net realized (gains) losses reclassified into earnings	1.9	12.3	25.6
Net change on cash flow hedges	31.5	(6.6)	25.4
Other comprehensive income	50.0	41.6	12.4
Comprehensive income	$ 1,183.9	$ 2,619.2	$ 452.1

See notes to consolidated financial statements.

PALO ALTO NETWORKS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In millions)

	Common Stock and Additional Paid-In Capital		Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Amount			
Balance as of July 31, 2022	597.7	$ 1,932.7	$ (55.6)	$ (1,667.1)	$ 210.0
Net Income	—	—	—	439.7	439.7
Other comprehensive income	—	—	12.4	—	12.4
Issuance of common stock in connection with employee equity incentive plans	22.6	259.7	—	—	259.7
Taxes paid related to net share settlement of equity awards	—	(20.4)	—	—	(20.4)
Share-based compensation for equity-based awards	—	1,097.0	—	—	1,097.0
Repurchase and retirement of common stock	(3.6)	(250.0)	—	—	(250.0)
Settlement of convertible notes	22.9	—	—	—	—
Settlement of note hedges	(22.9)	—	—	—	—
Balance as of July 31, 2023	616.7	3,019.0	(43.2)	(1,227.4)	1,748.4
Net income	—	—	—	2,577.6	2,577.6
Other comprehensive income	—	—	41.6	—	41.6
Issuance of common stock in connection with employee equity incentive plans	19.5	282.7	—	—	282.7
Taxes paid related to net share settlement of equity awards	—	(26.6)	—	—	(26.6)
Share-based compensation for equity-based awards	—	1,115.3	—	—	1,115.3
Repurchase and retirement of common stock	(4.0)	(566.7)	—	—	(566.7)
Settlement of convertible notes	14.0	(2.6)	—	—	(2.6)
Settlement of note hedges	(14.0)	—	—	—	—
Settlement of warrants	18.0	—	—	—	—
Balance as of July 31, 2024	650.2	3,821.1	(1.6)	1,350.2	5,169.7
Net income	—	—	—	1,133.9	1,133.9
Other comprehensive income	—	—	50.0	—	50.0
Issuance of common stock in connection with employee equity incentive plans	17.7	369.3	—	—	369.3
Taxes paid related to net share settlement of equity awards	—	(183.8)	—	—	(183.8)
Share-based compensation for equity-based awards	—	1,285.3	—	—	1,285.3
Settlement of convertible notes	14.0	—	—	—	—
Settlement of note hedges	(14.0)	—	—	—	—
Balance as of July 31, 2025	667.9	$ 5,291.9	$ 48.4	$ 2,484.1	$ 7,824.4

See notes to consolidated financial statements.

PALO ALTO NETWORKS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Year Ended July 31,		
	2025	2024	2023
Cash flows from operating activities			
Net income	$ 1,133.9	$ 2,577.6	$ 439.7
Adjustments to reconcile net income to net cash provided by operating activities:			
Share-based compensation for equity-based awards	1,295.1	1,075.4	1,074.5
Deferred income taxes	(349.9)	(2,033.7)	12.5
Depreciation and amortization	343.4	283.3	282.2
Amortization of deferred contract costs	480.6	446.0	413.4
Amortization of debt issuance costs	1.1	3.5	6.7
Change in fair value of contingent consideration liability	(135.3)	—	—
Reduction of operating lease right-of-use assets	65.4	55.3	49.9
Amortization of investment premiums, net of accretion of purchase discounts	(41.1)	(60.1)	(52.2)
Changes in operating assets and liabilities, net of effects of acquisitions:			
Accounts receivable, net	(345.3)	(154.3)	(320.3)
Financing receivables, net	191.1	(865.9)	(738.7)
Deferred contract costs	(555.0)	(489.3)	(431.9)
Prepaid expenses and other assets	88.3	(134.1)	(270.6)
Accounts payable	106.8	(15.0)	1.0
Accrued compensation	51.3	3.8	84.4
Accrued and other liabilities	147.5	384.5	(74.8)
Deferred revenue	1,238.1	2,180.6	2,301.7
Net cash provided by operating activities	3,716.0	3,257.6	2,777.5
Cash flows from investing activities			
Purchases of investments	(3,695.9)	(3,551.3)	(5,460.4)
Proceeds from sales of investments	1,196.9	956.2	965.9
Proceeds from maturities of investments	1,594.9	1,852.6	2,811.5
Business acquisitions, net of cash and restricted cash acquired	(1,054.4)	(610.6)	(204.5)
Purchases of property, equipment, and other assets	(246.2)	(156.8)	(146.3)
Net cash used in investing activities	(2,204.7)	(1,509.9)	(2,033.8)
Cash flows from financing activities			
Repayments of convertible senior notes	(965.6)	(1,033.7)	(1,692.0)
Repurchases of common stock	—	(566.7)	(272.7)
Proceeds from sales of shares through employee equity incentive plans	370.5	283.9	258.8
Payments for taxes related to net share settlement of equity awards	(183.8)	(26.6)	(20.4)
Net cash used in financing activities	(778.9)	(1,343.1)	(1,726.3)
Net increase (decrease) in cash, cash equivalents, and restricted cash	732.4	404.6	(982.6)
Cash, cash equivalents, and restricted cash—beginning of period	1,546.8	1,142.2	2,124.8
Cash, cash equivalents, and restricted cash—end of period	$ 2,279.2	$ 1,546.8	$ 1,142.2
Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets			
Cash and cash equivalents	$ 2,268.6	$ 1,535.2	$ 1,135.3
Restricted cash included in prepaid expenses and other current assets	10.6	11.6	6.9
Total cash, cash equivalents, and restricted cash	$ 2,279.2	$ 1,546.8	$ 1,142.2
Non-cash investing and financing activities			
Equity consideration for business acquisitions	$ (27.1)	$ (27.4)	$ (0.3)
Contingent consideration for a business acquisition	$ (648.9)	$ —	$ —
Supplemental disclosures of cash flow information			
Cash paid for income taxes	$ 505.5	$ 342.3	$ 147.1
Cash paid for contractual interest	$ 1.7	$ 5.6	$ 20.2

See notes to consolidated financial statements.

Notes To Consolidated Financial Statements

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Palo Alto Networks, Inc. (the "Company," "we," "us," or "our"), headquartered in Santa Clara, California, was incorporated in March 2005 under the laws of the State of Delaware and commenced operations in April 2005. Our cybersecurity platforms and services help enterprises, organizations, service providers, and government entities to secure their users, networks, clouds, and endpoints by delivering comprehensive cybersecurity backed by artificial intelligence and automation.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"). The consolidated financial statements include all adjustments necessary for a fair presentation of our annual results. All adjustments are of a normal recurring nature.

Principles of Consolidation

The consolidated financial statements include our accounts and our wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and the accompanying notes. We evaluate our estimates on an ongoing basis. Management estimates include, but are not limited to, the standalone selling price for our products and services, share-based compensation, fair value of assets acquired and liabilities assumed in business combinations, fair value of our contingent consideration liability, the assessment of recoverability of our intangibles and goodwill, valuation allowance against deferred tax assets, valuation of inventory and manufacturing partner and supplier liabilities, deferred contract costs benefit period, and loss contingencies. We base our estimates on assumptions, both historical and forward looking, that we believe are reasonable. Actual results could differ materially from those estimates due to risks and uncertainties.

Stock Split

On December 12, 2024, we effected a two-for-one stock split of our outstanding shares of common stock through an amendment to our restated certificate of incorporation ("Stock Split"), which also effected a proportionate increase in the number of authorized shares of our common stock from 1.0 billion to 2.0 billion. The par value per share of our common stock remains unchanged at $0.0001 per share after the Stock Split. All references made to share or per share amounts related to our common stock have been retroactively adjusted on the accompanying consolidated financial statements and applicable disclosures to reflect the effects of the Stock Split.

Concentrations of Risks

Financial instruments that subject us to concentrations of credit risk consist primarily of cash and cash equivalents, investments, derivative contracts, accounts receivable and financing receivables.

We invest only in high-quality credit instruments and our cash and cash equivalents and available-for-sale investments consist primarily of fixed income securities held at large, diverse financial institutions to reduce the credit risk exposure to any single financial institution. Deposits held with banks may exceed the amount of insurance provided on such deposits.

Our derivative contracts expose us to credit risk to the extent that the counterparties are unable to meet the terms of the arrangement. We mitigate credit risk by transacting with multiple major financial institutions with high credit ratings and also enter into master netting arrangements, which permit net settlement of transactions with the same counterparty. We are not required to pledge, and are not entitled to receive, cash collateral related to these derivative instruments. We do not enter into derivative contracts for trading or speculative purposes.

Our accounts receivable are primarily derived from our distributors in various geographical locations. Our financing receivables are with qualified end-customers and channel partners. We perform ongoing credit evaluations and generally do not require collateral on accounts receivable or financing receivables.

As of July 31, 2025, three distributors individually represented 10% or more of our gross accounts receivable, and in the aggregate represented 44.8% of our gross accounts receivable. As of July 31, 2025, no end-customers or channel partners represented 10% or more of our gross financing receivables.

For fiscal 2025, three distributors represented 10% or more of our total revenue, representing 18.8%, 14.4%, and 11.0% respectively. No single end-customer accounted for more than 10% of our total revenue in fiscal 2025, 2024, or 2023.

We rely on an electronics manufacturing services provider ("EMS provider") to assemble most of our products and sole source component suppliers for certain components.

Comprehensive Income

Comprehensive income is comprised of net income and other comprehensive income. Our other comprehensive income includes unrealized gains and losses on available-for-sale investments and unrealized gains and losses on cash flow hedges, net of tax effects.

Foreign Currency Transactions

The functional currency of our foreign subsidiaries is the U.S. dollar. Monetary assets and liabilities denominated in foreign currencies have been remeasured into U.S. dollars using the exchange rates in effect at the balance sheet dates. Foreign currency remeasurement gains and losses and foreign currency transaction gains and losses are not significant to the consolidated financial statements.

Fair Value

We define fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities which are required to be recorded at fair value, we consider the principal or most advantageous market in which to transact and the market-based risk.

We categorize assets and liabilities recorded or disclosed at fair value on our consolidated balance sheets based upon the level of judgment associated with inputs used to measure their fair value. The categories are as follows:

- Level 1—Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.
- Level 2—Inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the assets or liabilities, either directly or indirectly through market corroboration, for substantially the full term of the financial instruments.
- Level 3—Inputs are unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value. The inputs require significant management judgment or estimation.

Our financial assets and liabilities that are measured at fair value on a recurring basis include marketable securities, derivative financial instruments, and contingent consideration liability. Goodwill, intangible assets, and other long-lived assets are measured at fair value on a nonrecurring basis, only if impairment is indicated. Certain certificates of deposit, time deposits, and overnight sweep accounts recorded in cash and cash equivalents and short-term investments are stated at their carrying amounts, which approximate fair value due to their short maturities. The carrying amounts of accounts receivable, accounts payable, and accrued liabilities approximate fair value due to their short-term nature.

Cash, Cash Equivalents, and Investments

We consider all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. Investments not considered cash equivalents and with maturities of one year or less from the consolidated balance sheet date are classified as short-term investments. Investments with maturities greater than one year from the consolidated balance sheet date are classified as long-term investments.

We determine the classification of our investments in marketable debt securities at the time of purchase and reevaluate such determination at each balance sheet date. Our marketable debt securities are classified as available-for-sale. Debt securities in an unrealized loss position are written down to its fair value with the corresponding charge recorded in other income, net on our consolidated statements of operations, if it is more likely than not that we will be required to sell the impaired security before recovery of its amortized cost basis, or we have the intention to sell the security. If neither of these conditions are met, we determine whether a credit loss exists by comparing the present value of the expected cash flows of the security with its amortized cost basis. An allowance for credit losses is recorded in other income, net on our consolidated statements of operations for an amount not to exceed the unrealized loss. Unrealized losses that are not credit-related are included in accumulated other comprehensive income (loss) ("AOCI") in stockholders' equity.

Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount, net of allowances for credit losses. The allowance for credit losses is based on our assessment of collectability. Management regularly reviews the adequacy of the allowance for credit losses on a collective basis by considering the age of each outstanding invoice, each customer's expected ability to pay and collection history, current market conditions, and, where appropriate, reasonable and supportable forecasts of future economic conditions. Accounts receivable deemed uncollectible are charged against the allowance for credit losses. For the years ended July 31, 2025, 2024 and 2023, the allowance for credit losses activity was not significant.

Financing Receivables

We provide financing arrangements for certain qualified end-customers and channel partners to purchase our products and services. Payment terms on these financing arrangements are generally two to five years. Financing receivables are recorded at amortized cost, which approximates fair value. As part of our financing credit risk management policy, we may sell financing receivables with an internal risk rating of 5 or greater on a non-recourse basis to third-party financial institutions when the outstanding balance of our financing receivables exceeds preestablished thresholds. The financing receivables are derecognized upon sale as these transactions qualify as true sales. We classify the proceeds from these sales as cash flows from operating activities on our consolidated statements of cash flows.

We evaluate the allowance for credit losses by assessing the risks and losses inherent in our financing receivables on either an individual or a collective basis. Our assessment considers various factors, including lifetime expected losses determined using customer risk profile, current economic conditions that may affect a customer's ability to pay, and forward-looking economic considerations. Financing receivables deemed uncollectible are charged against the allowance for credit losses.

Derivatives

We are exposed to foreign currency exchange risk, which we manage through the use of derivative financial instruments. Our derivative financial instruments are recorded at fair value, on a gross basis, as either assets or liabilities on our consolidated balance sheets.

Our sales contracts are primarily denominated in U.S. dollars. A portion of our operating expenditures are denominated in foreign currencies, making them subject to fluctuations in foreign currency exchange rates. We enter into foreign currency derivative contracts with maturities of 24 months or less, which we designate as cash flow hedges, to manage the foreign currency exchange risk associated with our revenue and operating expenditures. Gains and losses related to the effective portion of our cash flow hedges are recorded as a component of AOCI on our consolidated balance sheets and are reclassified into the financial statement line item associated with the underlying hedged transaction on our consolidated statements of operations when the underlying hedged transaction is recognized in earnings. In the event the underlying hedged transaction does not occur, or it becomes probable that it will not occur within the defined hedge period, the gains or losses on the related cash flow hedges are recognized in other income, net on our consolidated statements of operations. Cash flows from foreign currency derivative contracts designated as cash flow hedges are classified on our consolidated statements of cash flows in the same manner as the underlying hedged transaction, primarily within cash flows from operating activities.

We also enter into foreign currency derivative contracts to hedge a portion of our outstanding monetary assets and liabilities denominated in foreign currencies. These derivatives are not designated as hedging instruments for accounting purposes, and the related gains and losses are recorded in other income, net on our consolidated statements of operations.

Inventory and Manufacturing Partner and Supplier Liabilities

Inventory consists primarily of raw materials and service-related spares, and is stated at the lower of average cost and net realizable value. Inventory is included in prepaid expenses and other current assets on our consolidated balance sheets. Inventory that is obsolete or in excess of forecasted demand is written down to its estimated realizable value. Once inventory has been written down, a new, lower-cost basis for that inventory is established.

We outsource most of our manufacturing, repair, and supply chain management operations to our EMS provider and payments to it are a significant portion of our cost of product revenue. Although we are contractually obligated to purchase manufactured products and components, we generally do not own the components and manufactured products. Product title transfers from our EMS provider to us and immediately to our customers upon shipment. We record a liability for manufacturing purchase commitments in excess of our forecasted demand.

We use consistent demand forecasts for our valuation of excess and obsolete inventory and manufacturing partner and supplier liabilities. These forecasts are based upon historical trends and analysis, adjusted for overall market conditions. Inventory write-downs and excess manufacturing purchase commitment charges are included in cost of product revenue on our consolidated statements of operations.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Land is not depreciated. The estimated useful lives of our depreciable assets are as follows:

Asset category	Useful life
Computers, equipment, and software	3 years - 5 years
Demonstration units	4 years
Furniture and fixtures	5 years
Leasehold improvements	Lesser of 10 years or remaining lease term

Business Combinations

We include the results of operations of the businesses that we acquire as of the respective dates of acquisition. We allocate the fair value of the purchase price of our acquisitions to the assets acquired and liabilities assumed, including contingent consideration, generally based on their estimated fair values. The excess of the purchase price over the fair values of these identifiable assets and liabilities is recorded as goodwill. Additional information existing as of the acquisition date but unknown to us may become known during the remainder of the measurement period, not to exceed 12 months from the acquisition date, which may result in changes to the amounts and allocations recorded.

Contingent consideration obligation incurred in connection with a business combination is recorded at fair value on the acquisition date and remeasured at each subsequent reporting period until the related contingencies have been resolved, with the change in fair value recognized in general and administrative expense on our consolidated statements of operations. Payments not made soon after the acquisition date to settle a contingent consideration liability are classified as cash flows from financing activities up to the amount of the contingent consideration liability recognized at the acquisition date.

Intangible Assets

Purchased intangible assets with finite lives are carried at cost, less accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the assets.

Impairment of Goodwill, Intangible Assets, and Other Long-Lived Assets

Goodwill is evaluated for impairment on an annual basis in the fourth quarter of our fiscal year, and whenever events or changes in circumstances indicate the carrying amount of goodwill may not be recoverable. We have elected to first assess qualitative factors to determine whether it is more likely than not that the fair value of our single reporting unit is less than its carrying amount, including goodwill. If we determine that it is more likely than not that the fair value is less than its carrying amount, then the quantitative impairment test will be performed. Under the quantitative impairment test, if the carrying amount exceeds its fair value, we will recognize an impairment loss in an amount equal to that excess but limited to the total amount of goodwill.

We evaluate events and changes in circumstances that could indicate carrying amounts of purchased intangible assets and other long-lived assets may not be recoverable. When such events or changes in circumstances occur, we assess the recoverability of an asset or asset group by determining whether or not the carrying amount will be recovered through undiscounted expected future cash flows. If the total of the future undiscounted cash flows is less than the carrying amount of an asset or asset group, we record an impairment loss for the amount by which the carrying amount exceeds the fair value of the asset or asset group.

We did not recognize any impairment losses on our goodwill, intangible assets, or other long-lived assets during the years ended July 31, 2025, 2024, and 2023.

Convertible Senior Notes

Our convertible senior notes were fully settled upon maturity as of July 31, 2025. Prior to settlement, our convertible senior notes were accounted for as a liability and measured at their amortized cost. Transaction costs related to the issuance of the notes were netted with the liability and were amortized on a straight-line basis, which approximates the effective interest rate method, to interest expense over the term of the notes.

Revenue Recognition

Our revenue consists of product revenue and subscription and support revenue. Revenue is recognized when control of promised products, subscriptions and support services are transferred to customers, in an amount that reflects the expected consideration in exchange for those products and services.

We determine revenue recognition through the following steps:

- Identification of the contract, or contracts, with a customer.
- Identification of the performance obligations in the contract.
- Determination of the transaction price.
- Allocation of the transaction price to the performance obligations in the contract.
- Recognition of revenue when, or as, we satisfy a performance obligation.

Revenues are reported net of sales taxes. Shipping charges billed to our customers are included in revenue and related costs are included in cost of revenue.

Product Revenue

Product revenue is derived from sales of our hardware products and software licenses. Our hardware products and software licenses include a broad set of built-in networking and security features and functionalities. We recognize product revenue at the time of hardware shipment or delivery of software license.

Subscription and Support Revenue

Subscription and support revenue is derived primarily from sales of our subscription and support offerings. We recognize subscription and support revenue over time as the services are performed. Our contractual subscription and support contracts are typically one to five years.

Contracts with Multiple Performance Obligations

The majority of our contracts with our customers include various combinations of our products and subscriptions and support. Our hardware products and software licenses are distinct from our subscriptions and support services as the customer can benefit from the product without these services and such services are separately identifiable within the contract. We account for multiple agreements with a single customer as a single contract if the contractual terms and/or substance of those agreements indicate that they may be so closely related that they are, in effect, parts of a single contract. The amount of consideration we expect to receive in exchange for delivering on the contract is allocated to each performance obligation based on its relative standalone selling price.

When estimating standalone selling price, we first consider the prices charged for a deliverable when sold separately. If the standalone selling price is not observable through past transactions, we estimate it based on our pricing model and our go-to-market strategy, which include factors such as type of sales channel (channel partner or end-customer), the geographies in which our offerings were sold (domestic or international), and offering type (products, subscriptions, or support).

Deferred Revenue

We record deferred revenue when customers are invoiced or cash payments are received in advance of our performance. Our payment terms typically require payment within 30 to 45 days of the date we issue an invoice. The current portion of deferred revenue represents the amounts that are expected to be recognized as revenue within one year of the consolidated balance sheet date.

Deferred Contract Costs

We defer contract costs that are recoverable and incremental to obtaining customer sales contracts. Contract costs, which primarily consist of sales commissions, are amortized on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the asset relates. Certain sales commissions for initial contracts are not commensurate with the commissions for renewal contracts, given the substantive difference in commission rates in proportion to their respective contract values. Sales commissions for initial contracts that are not commensurate are amortized over a benefit period of five years. The benefit period is determined by taking into consideration contract length, expected renewals, technology life, and other quantitative and qualitative factors. Sales commissions for initial contracts that are commensurate and sales commissions for renewal contracts are amortized over the related contractual period.

We classify deferred contract costs as short-term or long-term based on when we expect to recognize the expense. The amortization of deferred contract costs is included in sales and marketing expense on our consolidated statements of operations. Deferred contract costs are periodically reviewed for impairment. We did not recognize any impairment losses on our deferred contract costs during the years ended July 31, 2025, 2024, or 2023.

Software Development Costs

Internally developed software includes security software developed to deliver our cloud-based subscription offerings to our end-customers. We capitalize internal compensation-related costs and external direct costs incurred during the application development stage and amortize these costs over a useful life of three years. As of July 31, 2025 and 2024, we capitalized as other assets on our consolidated balance sheets $167.3 million and $129.2 million in costs, respectively, net of accumulated amortization, for security software developed to deliver our cloud-based subscription offerings. We recognized amortization expense of $82.7 million, $77.2 million, and $79.5 million related to these capitalized costs as cost of subscription and support revenue on our consolidated statements of operations during the years ended July 31, 2025, 2024, and 2023, respectively.

The costs to develop software that is marketed externally have not been capitalized as we believe our current software development process is essentially completed concurrent with the establishment of technological feasibility. As such, all related software development costs are expensed as incurred and included in research and development expense on our consolidated statements of operations.

Share-Based Compensation

Compensation expense related to share-based transactions is measured at fair value on the grant date. We recognize share-based compensation expense for awards with only service conditions on a straight-line basis over the requisite service period. We recognize share-based compensation expense for awards with market conditions and awards with performance conditions on a straight-line basis over the requisite service period for each separately vesting tranche of the award. We recognize share-based compensation expense for awards with performance conditions when it is probable that the performance condition will be achieved. We account for forfeitures of all share-based payment awards when they occur.

Leases

We determine if an arrangement is a lease at inception. We evaluate the classification of leases at commencement and, as necessary, at modification. Operating lease related balances are included in operating lease right-of-use assets, accrued and other liabilities, and long-term operating lease liabilities on our consolidated balance sheets. We did not have any material finance leases in any of the periods presented.

Operating lease right-of-use assets represent our right to use an underlying asset for the lease term. Operating lease liabilities represent our obligation to make payments arising from the lease. Operating lease right-of-use assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is our incremental borrowing rate, because the interest rates implicit in our leases are not readily determinable. Our incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in similar economic environments. Operating lease right-of-use assets also include adjustments related to lease incentives, prepaid or accrued rent and initial direct lease costs. Operating lease right-of-use assets are subject to evaluation for impairment or disposal on a basis consistent with other long-lived assets.

Our lease terms may include periods under options to extend or terminate the lease when it is reasonably certain that we will exercise that option. We generally use the base, non-cancelable lease term when determining our operating lease right-of-use assets and lease liabilities. Operating lease costs are recognized on a straight-line basis over the lease term.

We account for lease and non-lease components as a single lease component and do not recognize right-of-use assets and lease liabilities for leases with a term of 12 months or less. Payments under our lease arrangements are primarily fixed, however, certain lease agreements contain variable payments, which are expensed as incurred and not included in operating lease right-of-use assets and liabilities. Our variable lease payments primarily consist of real estate taxes, common area maintenance charges, and insurance costs.

Income Taxes

We account for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. In addition, deferred tax assets are recorded for all future benefits including, but not limited to, net operating losses, research and development credit carryforwards, and basis differences relating to our global intangible low-taxed income. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount more likely than not to be realized.

Significant judgment is required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, we consider all available evidence, including past operating results, estimates of future taxable income, and the feasibility of tax planning strategies. In the event that we change our determination as to the amount of deferred tax assets that can be realized, we will adjust our valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made.

We recognize liabilities for uncertain tax positions based on a two-step process which includes evaluating if a tax position is more likely than not to be sustained on audit and then measuring the tax benefit as the largest amount that is more likely than not to be realized upon ultimate settlement.

Loss Contingencies

We are subject to the possibility of various loss contingencies arising in the ordinary course of business. In determining loss contingencies, we consider the likelihood of loss or impairment of an asset, or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss. An estimated loss contingency is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. If we determine that a loss is reasonably possible, then we disclose the possible loss or range of the possible loss or state that such an estimate cannot be made. We regularly evaluate current information available to us to determine whether an accrual is required, an accrual should be adjusted, or a range of possible loss should be disclosed.

Recently Adopted Accounting Pronouncement

Segment Reporting

In November 2023, the Financial Accounting Standards Board ("FASB") issued authoritative guidance that expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. We adopted the standard in our fourth quarter of fiscal 2025. Refer to Note 19. Segment Information for more details.

Recently Issued Accounting Pronouncements

Income Tax Disclosures

In December 2023, the FASB issued authoritative guidance that requires consistent categories and greater disaggregation of information in the effective tax rate reconciliation and additional disclosures of income taxes paid by jurisdiction. The standard is effective for our fiscal 2026 and could be applied either prospectively or retrospectively. We are currently evaluating the impact of this standard on our disclosures in the consolidated financial statements.

Expense Disaggregation Disclosures

In November 2024, the FASB issued authoritative guidance that expands annual and interim disclosure of specified information about certain costs and expenses in the notes to financial statements. The standard is effective for our annual period in fiscal 2028 and interim period in our first quarter of fiscal 2029, and could be applied either prospectively or retrospectively. Early adoption is permitted. We are currently evaluating the impact of this standard on our disclosures in the consolidated financial statements.

Measurement of Credit Losses for Accounts Receivable and Contract Assets

In July 2025, the FASB issued authoritative guidance that provides a practical expedient for estimating expected credit losses on accounts receivable and contract assets. The standard is effective for us in our first quarter of fiscal 2027 and will be applied on a prospective basis. Early adoption is permitted. We are currently evaluating the impact of this standard on our consolidated financial statements.

2. Revenue

Disaggregation of Revenue

The following table presents revenue by geographic theater (in millions):

	Year Ended July 31,		
	2025	**2024**	**2023**
Revenue:			
Americas			
United States	$ 5,786.2	$ 5,134.0	$ 4,424.2
Other Americas	418.9	348.9	295.7
Total Americas	6,205.1	5,482.9	4,719.9
Europe, the Middle East, and Africa ("EMEA")	1,917.4	1,602.0	1,359.6
Asia Pacific and Japan ("APAC")	1,099.0	942.6	813.2
Total revenue	$ 9,221.5	$ 8,027.5	$ 6,892.7

The following table presents revenue for groups of similar products and services (in millions):

	Year Ended July 31,		
	2025	2024	2023
Revenue:			
Product	$ 1,801.9	$ 1,603.3	$ 1,578.4
Subscription and support			
Subscription	4,974.4	4,188.5	3,335.4
Support	2,445.2	2,235.7	1,978.9
Total subscription and support	7,419.6	6,424.2	5,314.3
Total revenue	$ 9,221.5	$ 8,027.5	$ 6,892.7

Deferred Revenue

During the years ended July 31, 2025 and 2024, we recognized approximately $5.5 billion and $4.6 billion of revenue pertaining to amounts that were deferred as of July 31, 2024 and 2023, respectively.

Remaining Performance Obligations

Remaining performance obligations were $15.8 billion as of July 31, 2025, of which we expect to recognize as revenue approximately $7.0 billion over the next 12 months and the remainder thereafter.

3. Fair Value Measurements

The following table presents our financial assets and liabilities measured at fair value on a recurring basis as of July 31, 2025 and 2024 (in millions):

	July 31, 2025				July 31, 2024			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash equivalents:								
Money market funds	$ 1,206.1	$ —	$ —	$ 1,206.1	$ 494.0	$ —	$ —	$ 494.0
Commercial paper	—	168.5	—	168.5	—	299.6	—	299.6
Corporate debt securities	—	—	—	—	—	18.2	—	18.2
U.S. government and agency securities	—	—	—	—	—	149.6	—	149.6
Total cash equivalents	1,206.1	168.5	—	1,374.6	494.0	467.4	—	961.4
Short-term investments:								
Certificates of deposit	—	—	—	—	—	20.6	—	20.6
Commercial paper	—	14.8	—	14.8	—	79.9	—	79.9
Corporate debt securities	—	584.0	—	584.0	—	935.9	—	935.9
U.S. government and agency securities	—	5.9	—	5.9	—	2.7	—	2.7
Non-U.S. government and agency securities	—	3.1	—	3.1	—	4.2	—	4.2
Asset-backed securities	—	22.2	—	22.2	—	0.3	—	0.3
Total short-term investments	—	630.0	—	630.0	—	1,043.6	—	1,043.6
Long-term investments:								
Corporate debt securities	—	4,049.8	—	4,049.8	—	3,151.3	—	3,151.3
U.S. government and agency securities	—	164.5	—	164.5	—	19.0	—	19.0
Non-U.S. government and agency securities	—	26.2	—	26.2	—	54.4	—	54.4
Asset-backed securities	—	1,315.1	—	1,315.1	—	948.5	—	948.5
Total long-term investments	—	5,555.6	—	5,555.6	—	4,173.2	—	4,173.2

	July 31, 2025				July 31, 2024			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Prepaid expenses and other current assets:								
Foreign currency forward contracts	—	57.9	—	57.9	—	4.1	—	4.1
Total prepaid expenses and other current assets	—	57.9	—	57.9	—	4.1	—	4.1
Other assets:								
Foreign currency forward contracts	—	3.4	—	3.4	—	0.1	—	0.1
Total other assets	—	3.4	—	3.4	—	0.1	—	0.1
Total assets measured at fair value	$ 1,206.1	$ 6,415.4	$ —	$ 7,621.5	$ 494.0	$ 5,688.4	$ —	$ 6,182.4
Accrued and other liabilities:								
Foreign currency forward contracts	$ —	$ 3.6	$ —	$ 3.6	$ —	$ 15.3	$ —	$ 15.3
Contingent consideration	—	—	276.0	276.0	—	—	—	—
Total accrued and other liabilities	—	3.6	276.0	279.6	—	15.3	—	15.3
Other long-term liabilities:								
Foreign currency forward contracts	—	0.1	—	0.1	—	0.9	—	0.9
Contingent consideration	—	—	237.6	237.6	—	—	—	—
Total other long-term liabilities	—	0.1	237.6	237.7	—	0.9	—	0.9
Total liabilities measured at fair value	$ —	$ 3.7	$ 513.6	$ 517.3	$ —	$ 16.2	$ —	$ 16.2

The fair value of our contingent consideration liability is estimated using a discounted cash flow valuation technique. We consider the fair value of our contingent consideration liability to be a Level 3 measurement as we use unobservable inputs in determining discounted cash flows to estimate the fair value. The significant unobservable inputs include an estimate of future cash payments related to customers entering into qualified new transactions as well as a risk-adjusted discount rate used to present value the expected cash flows. A significant change in any of these assumptions could have a material impact to the fair value of our contingent consideration liability.

In June 2025, we amended the terms of our contingent consideration arrangement with International Business Machines Corporation ("IBM"). During the three months ended July 31, 2025, we reduced our estimate of future cash payments based on the amended terms and our quarterly assessment of assumptions, including the magnitude and likelihood of customers entering into qualified new transactions, the competitive industry environment, and current market conditions.

The following table presents a reconciliation of our contingent consideration liability (in millions):

	Year Ended July 31, 2025
Contingent consideration liability at the beginning of the period	$ —
Initial valuation on the acquisition date	648.9
Change in fair value	(135.3)
Contingent consideration liability at the end of the period	$ 513.6

The total estimated fair value of our financing receivables approximates their carrying amounts as of July 31, 2025 and 2024. We consider the fair value of our financing receivables to be a Level 3 measurement as we use unobservable inputs in determining discounted cash flows to estimate the fair value.

Refer to Note 11. Debt, for the carrying amount and estimated fair value of our convertible senior notes as of July 31, 2024.

4. Cash Equivalents and Investments

Available-for-sale Debt Securities

The following tables summarize the amortized cost, unrealized gains and losses, and fair value of our available-for-sale debt securities (in millions):

	July 31, 2025			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Cash equivalents:				
Commercial paper	$ 168.5	$ —	$ —	$ 168.5
Total available-for-sale cash equivalents	$ 168.5	$ —	$ —	$ 168.5
Investments:				
Commercial paper	$ 14.8	$ —	$ —	$ 14.8
Corporate debt securities	4,587.9	47.0	(1.1)	4,633.8
U.S. government and agency securities	170.5	—	(0.1)	170.4
Non-U.S. government and agency securities	28.8	0.5	—	29.3
Asset-backed securities	1,328.3	9.3	(0.3)	1,337.3
Total available-for-sale investments	$ 6,130.3	$ 56.8	$ (1.5)	$ 6,185.6

	July 31, 2024			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Cash equivalents:				
Commercial paper	$ 299.6	$ —	$ —	$ 299.6
Corporate debt securities	18.2	—	—	18.2
U.S. government and agency securities	149.6	—	—	149.6
Total available-for-sale cash equivalents	$ 467.4	$ —	$ —	$ 467.4
Investments:				
Certificates of deposit	$ 20.6	$ —	$ —	$ 20.6
Commercial paper	79.9	0.1	(0.1)	79.9
Corporate debt securities	4,065.5	28.3	(6.6)	4,087.2
U.S. government and agency securities	21.9	—	(0.2)	21.7
Non-U.S. government and agency securities	57.9	0.7	—	58.6
Asset-backed securities	943.1	6.3	(0.6)	948.8
Total available-for-sale investments	$ 5,188.9	$ 35.4	$ (7.5)	$ 5,216.8

Unrealized losses related to our available-for-sale debt securities are primarily due to interest rate fluctuations as opposed to credit quality. We do not intend to sell any of the securities in an unrealized loss position and it is not likely that we would be required to sell these securities before recovery of their amortized cost basis, which may be at maturity. We did not recognize any credit losses related to our available-for-sale debt securities during the years ended July 31, 2025 and 2024.

The following table summarizes the amortized cost and fair value of our available-for-sale debt securities as of July 31, 2025, by contractual years-to-maturity (in millions):

	Amortized Cost	Fair Value
Due within one year	$ 797.3	$ 798.5
Due between one and three years	1,896.9	1,912.9
Due between three and five years	3,128.2	3,161.5
Due between five and ten years	293.2	295.5
Due after ten years	183.2	185.7
Total	$ 6,298.8	$ 6,354.1

Marketable Equity Securities

Marketable equity securities consist of money market funds and are included in cash and cash equivalents on our consolidated balance sheets. As of July 31, 2025 and 2024, the carrying values of our marketable equity securities were $1.2 billion and $494.0 million, respectively. There were no unrealized gains or losses recognized for these securities during the years ended July 31, 2025, 2024, and 2023.

5. Financing Receivables

The following table summarizes our short-term and long-term financing receivables (in millions):

	July 31,	
	2025	2024
Short-term financing receivables, gross	$ 806.1	$ 830.2
Unearned income	(85.8)	(95.7)
Allowance for credit losses	(5.7)	(8.6)
Short-term financing receivables, net	$ 714.6	$ 725.9
Long-term financing receivables, gross	$ 1,079.4	$ 1,286.4
Unearned income	(69.1)	(94.6)
Allowance for credit losses	(8.0)	(9.7)
Long-term financing receivables, net	$ 1,002.3	$ 1,182.1

The following table presents amortized cost basis of our financing receivables categorized by internal risk rating and year of origination (in millions):

	July 31, 2025						July 31, 2024				
	Fiscal Years Ended July 31,						Fiscal Years Ended July 31,				
Internal Risk Rating[(1)]	2025	2024	2023	2022	2021	Total	2024	2023	2022	2021	Total
1 to 4	$ 260.9	$ 732.1	$ 242.4	$ 9.2	$ 17.8	$ 1,262.4	$ 885.9	$ 477.3	$ 14.7	$ 44.4	$ 1,422.3
5 to 6	174.3	226.1	49.8	—	—	450.2	272.2	172.0	21.1	1.1	466.4
7 to 10	0.1	3.9	14.0	—	—	18.0	3.2	25.0	0.3	9.1	37.6
Amortized cost basis of financing receivables	$ 435.3	$ 962.1	$ 306.2	$ 9.2	$ 17.8	$ 1,730.6	$ 1,161.3	$ 674.3	$ 36.1	$ 54.6	$ 1,926.3

(1) Internal risk ratings are categorized as 1 through 10, with the lowest rating representing the highest quality.

We sold $37.8 million of our financing receivables during the year ended July 31, 2025. The associated gains and losses were not material.

There was no significant activity in allowance for credit losses during the years ended July 31, 2025 and 2024. Past due amounts on financing receivables were not material as of July 31, 2025 and 2024.

6. Derivative Instruments

As of July 31, 2025 and 2024, the notional amount of our outstanding foreign currency forward contracts designated as cash flow hedges was $964.3 million and $804.8 million, respectively. Refer to Note 3. Fair Value Measurements for the fair value of our derivative instruments as reported on our consolidated balance sheets as of July 31, 2025 and 2024.

As of July 31, 2025, unrealized gains and losses in AOCI related to our cash flow hedges were a $39.8 million net gain, of which $38.4 million in gains are expected to be recognized into earnings within the next 12 months. As of July 31, 2024, unrealized gains and losses in AOCI related to our cash flow hedges were a $10.6 million net loss.

As of July 31, 2025 and 2024, the notional amount of our outstanding foreign currency forward contracts not designated as hedging instruments was $504.2 million and $375.6 million, respectively.

7. Inventory

As of July 31, 2025 and 2024, our inventory balance was $113.4 million and $115.9 million, respectively.

For the years ended July 31, 2025 and 2024, inventory write-downs and excess manufacturing purchase commitment charges were $71.2 million and $24.9 million, respectively. For the year ended July 31, 2023, inventory write-downs and excess manufacturing purchase commitment charges was not significant.

8. Acquisitions

Fiscal 2025

IBM QRadar Assets

On August 31, 2024, we completed the acquisition of certain IBM QRadar assets, including certain intellectual property rights, customer relationships, and software as a service customer contracts. The total purchase consideration for the acquisition was $1.1 billion, which consisted of the following (in millions):

		Amount
Cash	$	500.0
Fair value of contingent consideration liability on the acquisition date		648.9
Return of purchase consideration		(6.3)
Total	$	1,142.6

As part of the acquisition, we agreed to make post-closing payments to IBM contingent upon customers entering into qualified new transactions through June 30, 2028. We also expect to receive a return of purchase consideration of $6.3 million due to timing of transition of certain underlying customer contracts, of which $2.9 million was received during the year ended July 31, 2025. In addition, we have entered into a transition services arrangement with IBM, under which IBM will perform certain services supporting the acquired assets and customers for a period of time that ends in the fiscal quarter ending October 2026.

Payments related to the contingent consideration liability are expected to begin in the fiscal quarter ending October 2025 and continue through the fiscal quarter ending October 2028. The estimated range of undiscounted contingent consideration is between $0.4 billion and $0.6 billion. Refer to Note 3. Fair Value Measurements, for more information on the fair value of our contingent consideration liability.

We have accounted for this transaction as a business combination and allocated the purchase consideration to assets acquired and liabilities assumed based on estimated fair values, as presented in the following table (in millions):

		Amount
Goodwill	$	700.7
Identified intangible assets		476.0
Net liabilities assumed		(34.1)
Total	$	1,142.6

Goodwill generated from this business combination is primarily attributable to the expected post-acquisition synergies from increased market penetration to support the growth of our Cortex Security Operations business. The goodwill is deductible for U.S. income tax purposes.

The following table presents details of the identified intangible assets acquired (in millions, except years):

	Fair Value	Estimated Useful Life
Customer relationships	$ 464.0	12 years
Developed technology	12.0	2 years
Total	$ 476.0	

Protect AI, Inc.

On July 22, 2025, we completed our acquisition of Protect AI, Inc. ("Protect AI"), a privately-held cyber security company focused on AI security. The total purchase consideration for the acquisition of Protect AI was $634.5 million, which consisted of the following (in millions):

	Amount
Cash	$ 607.4
Fair value of replacement awards	27.1
Total	$ 634.5

As part of the acquisition, we issued $106.5 million of replacement awards, of which the portion attributable to services performed prior to the acquisition date was allocated to purchase consideration. The remaining fair value was allocated to future services and will be expensed over the remaining service periods as share-based compensation.

We have accounted for this transaction as a business combination and allocated the purchase consideration to assets acquired and liabilities assumed based on preliminary estimated fair values, as presented in the following table (in millions):

	Amount
Goodwill	$ 515.8
Identified intangible assets	70.0
Cash	50.5
Net liabilities assumed	(1.8)
Total	$ 634.5

Goodwill generated from this business combination is primarily attributable to the assembled workforce and expected post-acquisition synergies from integrating Protect AI technology into our platforms. The goodwill is not deductible for U.S. income tax purposes.

The following table presents details of the identified intangible asset acquired (in millions, except years):

	Fair Value	Estimated Useful Life
Developed technology	$ 70.0	5 years

CyberArk Software Ltd.

On July 30, 2025, we entered into a definitive agreement to acquire CyberArk Software Ltd., an identity security company ("CyberArk"). The acquisition is expected to close during the second half of our fiscal 2026, subject to the satisfaction of customary closing conditions, including the receipt of CyberArk shareholder approval, the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and receipt of other approvals under specified antitrust and foreign investment laws. Under the terms of the agreement, CyberArk shareholders will receive $45.00 in cash and 2.2005 shares of our common stock for each CyberArk share. This represents an equity value of approximately $25 billion for CyberArk based on the unaffected 10-day average daily volume-weighted average trading prices of our common stock as of July 25, 2025. We expect to fund the cash portion of the consideration with our cash on hand. The agreement also provides that we will assume certain unvested outstanding equity awards held by CyberArk employees.

We and CyberArk each have certain termination rights under the definitive acquisition agreement. A termination fee of $1.0 billion may be payable by us to CyberArk, or a fee of $750.0 million may be payable by CyberArk to us, upon termination of the definitive acquisition agreement under specified circumstances.

Fiscal 2024

Dig Security Solutions Ltd.

On December 5, 2023, we completed our acquisition of Dig Security Solutions Ltd. ("Dig"), a privately-held cyber security company providing a data security posture management solution for multi-cloud environments. The total purchase consideration for the acquisition of Dig was $255.4 million, which consisted of the following (in millions):

		Amount
Cash	$	247.6
Fair value of replacement awards		7.8
Total	$	255.4

As part of the acquisition, we issued replacement equity awards, which included 0.4 million shares of our restricted common stock. The total fair value of the replacement equity awards was $72.0 million, of which the portion attributable to services performed prior to the acquisition date was allocated to purchase consideration. The remaining fair value was allocated to future services and will be expensed over the remaining service periods as share-based compensation.

We have accounted for this transaction as a business combination and allocated the purchase consideration to assets acquired and liabilities assumed based on estimated fair values, as presented in the following table (in millions):

		Amount
Goodwill	$	186.4
Identified intangible assets		45.4
Cash and restricted cash		22.1
Net assets acquired		1.5
Total	$	255.4

Goodwill generated from this business combination is primarily attributable to the assembled workforce and expected post-acquisition synergies from integrating Dig technology into our platforms. The goodwill is deductible for U.S. income tax purposes.

The following table presents details of the identified intangible asset acquired (in millions, except years):

		Fair Value	Estimated Useful Life
Developed technology	$	45.4	5 years

Talon Cyber Security Ltd.

On December 28, 2023, we completed our acquisition of Talon Cyber Security Ltd. ("Talon"), a privately-held cyber security company providing a secure enterprise browser solution. The total purchase consideration for the acquisition of Talon was $458.6 million, which consisted of the following (in millions):

		Amount
Cash	$	439.0
Fair value of replacement awards		19.6
Total	$	458.6

As part of the acquisition, we issued replacement equity awards, which included 0.6 million shares of our restricted common stock. The total fair value of the replacement equity awards was $109.6 million, of which the portion attributable to services performed prior to the acquisition date was allocated to purchase consideration. The remaining fair value was allocated to future services and will be expensed over the remaining service periods as share-based compensation.

We have accounted for this transaction as a business combination and allocated the purchase consideration to assets acquired and liabilities assumed based on estimated fair values, as presented in the following table (in millions):

		Amount
Goodwill	$	236.9
Identified intangible assets		131.4
Cash and restricted cash		53.9
Net assets acquired		36.4
Total	$	458.6

Goodwill generated from this business combination is primarily attributable to the assembled workforce and expected post-acquisition synergies from integrating Talon technology into our platforms. The goodwill is deductible for U.S. income tax purposes.

The following table presents details of the identified intangible asset acquired (in millions, except years):

		Fair Value	Estimated Useful Life
Developed technology	$	131.4	5 years

Fiscal 2023

Cider Security Ltd.

On December 20, 2022, we completed our acquisition of Cider Security Ltd. (“Cider”), a privately-held cloud security company. The total purchase consideration for the acquisition of Cider was $198.3 million, which consisted of the following (in millions):

		Amount
Cash	$	198.0
Fair value of replacement awards		0.3
Total	$	198.3

As part of the acquisition, we issued replacement equity awards, which included 0.4 million shares of our restricted common stock. The total fair value of the replacement equity awards was $48.6 million, of which the portion attributable to services performed prior to the acquisition date was allocated to purchase consideration. The remaining fair value was allocated to future services and will be expensed over the remaining service periods as share-based compensation.

We have accounted for this transaction as a business combination and allocated the purchase consideration to assets acquired and liabilities assumed based on estimated fair values, as presented in the following table (in millions):

		Amount
Goodwill	$	164.6
Identified intangible assets		27.8
Cash		12.4
Net liabilities assumed		(6.5)
Total	$	198.3

Goodwill generated from this business combination is primarily attributable to the assembled workforce and expected post-acquisition synergies from integrating Cider technology into our platforms. The goodwill is deductible for U.S. income tax purposes.

The following table presents the identified intangible asset acquired (in millions, except years):

		Fair Value	Estimated Useful Life
Developed technology	$	27.8	5 years

Other acquisition

In April 2023, we completed an acquisition for total purchase consideration of $18.9 million in cash. We have accounted for this transaction as a business combination and recorded goodwill of $14.5 million. The goodwill is not deductible for income tax purposes.

Additional Acquisition-Related Information

Pro forma results of operations have not been presented because the effects of the acquisitions were not material to our consolidated statements of operations.

Additional information related to our Protect AI acquisition, such as that related to income tax and other contingencies, existing as of the acquisition date may become known during the remainder of the measurement period, not to exceed 12 months from the acquisition date, which may result in changes to the amounts and allocations recorded.

9. Goodwill and Intangible Assets

Goodwill

The following table presents details of our goodwill during the year ended July 31, 2025 (in millions):

	Amount
Balance as of July 31, 2024	$ 3,350.1
Goodwill acquired	1,216.5
Balance as of July 31, 2025	$ 4,566.6

Purchased Intangible Assets

The following table presents details of our purchased intangible assets (in millions):

	July 31,					
	2025			2024		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets subject to amortization:						
Developed technology	$ 535.3	$ (274.3)	$ 261.0	$ 813.9	$ (526.2)	$ 287.7
Customer relationships	609.0	(123.2)	485.8	172.7	(96.1)	76.6
Acquired intellectual property	24.4	(8.6)	15.8	18.2	(7.9)	10.3
Trade name and trademarks	—	—	—	9.4	(9.4)	—
Other	0.9	(0.8)	0.1	0.9	(0.6)	0.3
Total purchased intangible assets	$ 1,169.6	$ (406.9)	$ 762.7	$ 1,015.1	$ (640.2)	$ 374.9

We recognized amortization expense of $166.3 million, $120.9 million, and $104.9 million for the years ended July 31, 2025, 2024, and 2023, respectively.

The following table summarizes estimated future amortization expense of our intangible assets subject to amortization as of July 31, 2025 (in millions):

		Fiscal years ending July 31,					
	Total	2026	2027	2028	2029	2030	2031 and Thereafter
Future amortization expense	$ 762.7	$ 155.9	$ 125.0	$ 104.2	$ 78.2	$ 61.7	$ 237.7

10. Property and Equipment

The following table presents details of our property and equipment, net (in millions):

	July 31,	
	2025	2024
Computers, equipment, and software	$ 513.3	$ 466.0
Leasehold improvements	324.7	274.0
Land	87.2	87.2
Demonstration units	46.7	44.4
Furniture and fixtures	54.0	48.7
Total property and equipment, gross	1,025.9	920.3
Less: accumulated depreciation	(638.6)	(559.2)
Total property and equipment, net	$ 387.3	$ 361.1

We recognized depreciation expense of $94.4 million, $85.1 million, and $95.9 million related to property and equipment during the years ended July 31, 2025, 2024, and 2023, respectively.

11. Debt

Convertible Senior Notes

In July 2018, we issued $1.7 billion aggregate principal amount of 0.75% Convertible Senior Notes due 2023 (the “2023 Notes”) and in June 2020, we issued $2.0 billion aggregate principal amount of 0.375% Convertible Senior Notes due 2025 (the “2025 Notes,” and together with the 2023 Notes, the “Notes”). The 2023 Notes bear interest at a fixed rate of 0.75% per year, payable semi-annually in arrears on January 1 and July 1 of each year, beginning on January 1, 2019. The 2023 Notes were converted prior to or settled on the maturity date of July 1, 2023 in accordance with their terms. The 2025 Notes bear interest at a fixed rate of 0.375% per year, payable semi-annually in arrears on June 1 and December 1 of each year, beginning on December 1, 2020. The 2025 Notes were converted prior to or settled on the maturity date of June 1, 2025 in accordance with their terms.

The following table presents details of our Notes (number of shares in millions):

	Conversion Rate per $1,000 Principal	Initial Conversion Price	Convertible Date	Initial Number of Shares
2023 Notes	22.5270	$ 44.39	April 1, 2023	38.1
2025 Notes	20.1612	$ 49.60	March 1, 2025	40.3

Holders of the 2023 Notes were able to early convert their 2023 Notes in fiscal 2023 up to April 1, 2023 and conversion requests received on or after April 1, 2023 were settled upon maturity of the 2023 Notes. Holders of the 2025 Notes were able to early convert their 2025 Notes in fiscal 2023, fiscal 2024, and fiscal 2025 up to March 1, 2025 and conversion requests received on or after March 1, 2025 were settled upon maturity of the 2025 Notes. During the years ended July 31, 2025, 2024, and 2023, we repaid in cash $965.6 million, $1.0 billion, and $1.7 billion, respectively, in aggregate principal amount of the Notes. We also issued 14.0 million, 14.0 million, and 22.9 million shares of our common stock to the holders of the Notes during the years ended July 31, 2025, 2024, and 2023, respectively, for the conversion value in excess of the principal amount. These shares were fully offset by shares we received from the corresponding exercise of the associated note hedges.

The following table sets forth the net carrying amount of our 2025 Notes (in millions):

	July 31, 2025	July 31, 2024
Principal	$ —	$ 965.6
Less: debt issuance costs, net of amortization	—	(1.7)
Net carrying amount	$ —	$ 963.9

The total estimated fair value of the 2025 Notes was $3.2 billion as of July 31, 2024. The fair value was determined based on the closing trading price per $100 of the 2025 Notes as of the last day of trading for the period. We consider the fair value of the 2025 Notes at July 31, 2024 to be a Level 2 measurement. The fair value of the 2025 Notes is primarily affected by the trading price of our common stock and market interest rates.

The following table sets forth interest expense recognized related to the Notes (dollars in millions):

	Year Ended July 31, 2025			Year Ended July 31, 2024			Year Ended July 31, 2023		
	2023 Notes	2025 Notes	Total	2023 Notes	2025 Notes	Total	2023 Notes	2025 Notes	Total
Contractual interest expense	$ —	$ 1.9	$ 1.9	$ —	$ 4.8	$ 4.8	$ 11.6	$ 7.5	$ 19.1
Amortization of debt issuance costs	—	1.1	1.1	—	3.5	3.5	2.6	4.1	6.7
Total interest expense recognized	$ —	$ 3.0	$ 3.0	$ —	$ 8.3	$ 8.3	$ 14.2	$ 11.6	$ 25.8
Effective interest rate of the liability component	—%	0.6%		—%	0.6%		0.9%	0.6%	

Note Hedges

To minimize the impact of potential economic dilution upon conversion of our convertible senior notes, we entered into separate convertible note hedge transactions (the "2023 Note Hedges," with respect to the 2023 Notes, the "2025 Note Hedges," with respect to the 2025 Notes, and the 2023 Note Hedges together with 2025 Note Hedges, the "Note Hedges") with respect to our common stock concurrent with the issuance of each series of the Notes.

The following table presents details of our Note Hedges (in millions):

	Initial Number of Shares	Aggregate Purchase
2023 Note Hedges	38.1	$ 332.0
2025 Note Hedges	40.3	$ 370.8

The Note Hedges covered shares of our common stock at a strike price per share that corresponded to the initial applicable conversion price of the applicable series of the Notes and were exercisable upon conversion of the applicable series of the Notes. The Note Hedges expired upon maturity of the applicable series of the Notes. The Note Hedges are separate transactions and are not part of the terms of the applicable series of the Notes. Holders of the Notes of either series do not have any rights with respect to the Note Hedges. Any shares of our common stock receivable by us under the Note Hedges are excluded from the calculation of diluted earnings per share as they are antidilutive.

As a result of the conversions of the Notes during the years ended July 31, 2025, 2024, and 2023, we exercised the corresponding portion of our Note Hedges and received 14.0 million, 14.0 million, and 22.9 million shares of our common stock during the respective periods.

Warrants

Separately, but concurrently with the issuance of each series of our convertible senior notes, we entered into transactions whereby we sold warrants (the "2023 Warrants," with respect to the 2023 Notes, the "2025 Warrants," with respect to the 2025 Notes, and the 2023 Warrants together with the 2025 Warrants, the "Warrants") to acquire shares of our common stock, subject to anti-dilution adjustments. The 2023 Warrants were, and the 2025 Warrants are, exercisable over 60 scheduled trading days beginning October 2023 and September 2025, respectively.

The following table presents details of our Warrants (in millions, except per share data):

	Initial Number of Shares	Strike Price per Share	Aggregate Proceeds
2023 Warrants	38.1	$ 69.63	$ 145.4
2025 Warrants	40.3	$ 68.08	$ 202.8

The shares issuable under the Warrants are included in the calculation of diluted earnings per share when the average market value per share of our common stock for the reporting period exceeds the applicable strike price for such series of Warrants. The Warrants are separate transactions and are not part of either series of Notes or Note Hedges and are not remeasured through earnings each reporting period. Holders of the Notes of either series do not have any rights with respect to the Warrants.

During the year ended July 31, 2024, we net settled all of the 2023 Warrants with 18.0 million shares of our common stock with a fair value of $2.4 billion. The number of net shares issued was determined based on the number of 2023 Warrants exercised multiplied by the difference between the strike price of the 2023 Warrants and their daily volume-weighted-average stock price.

Revolving Credit Facility

On April 13, 2023, we entered into a credit agreement (the "Credit Agreement") with certain institutional lenders that provides for a $400.0 million unsecured revolving credit facility (the "Credit Facility"), with an option to increase the amount of the Credit Facility by up to an additional $350.0 million, subject to certain conditions. The Credit Facility matures on April 13, 2028.

The borrowings under the Credit Facility bear interest, at our option, at a base rate plus a spread of 0.000% to 0.375%, or an adjusted term Secured Overnight Financing Rate plus a spread of 1.000% to 1.375%, in each case with such spread being determined based on our leverage ratio. We are obligated to pay an ongoing commitment fee on undrawn amounts at a rate of 0.090% to 0.150%, depending on our leverage ratio. The interest rates and commitment fees are also subject to upward and downward adjustments based on our progress towards the achievement of certain sustainability goals.

As of July 31, 2025, there were no amounts outstanding and we were in compliance with all covenants under the Credit Agreement.

12. Leases

We have entered into various non-cancelable operating leases, primarily for our offices and data centers, with lease terms expiring through the year ending July 31, 2036. Some of our leases contain rent holiday periods, scheduled rent increases, lease incentives, early termination rights, and/or renewal options.

During the years ended July 31, 2025, 2024, and 2023, our net cost for operating leases was $121.7 million, $104.7 million, and $91.3 million, respectively, primarily consisting of operating lease costs of $88.1 million, $75.6 million, and $64.2 million, respectively. Our net cost for operating leases also included variable lease costs, short-term lease costs, and sublease income in the periods presented.

The following tables present additional information for our operating leases (in millions, except for years and percentages):

	Year Ended July 31,		
	2025	2024	2023
Operating cash flows used in payments of operating lease liabilities	$ 91.2	$ 87.4	$ 82.7
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 26.5	$ 177.9	$ 71.1

	July 31, 2025	July 31, 2024
Weighted-average remaining lease term	6.0 years	6.6 years
Weighted-average discount rate	5.4%	5.3%

The following table presents maturities of operating lease liabilities as of July 31, 2025 (in millions):

	Amount
Fiscal years ending July 31:	
2026	$ 99.4
2027	95.0
2028	94.3
2029	47.7
2030	45.2
2031 and thereafter	112.3
Total operating lease payments	493.9
Less: imputed interest	(76.5)
Present value of operating lease liabilities	$ 417.4
Current portion of operating lease liabilities[1]	$ 79.2
Long-term operating lease liabilities	$ 338.2

[1] Current portion of operating lease liabilities is included in accrued and other liabilities on our consolidated balance sheet.

As of July 31, 2025, we had additional non-cancelable operating leases for office space that had been signed but had not yet commenced with total future minimum lease payments of $36.4 million. These leases are expected to commence on or after fiscal 2026, with lease terms ranging from four to seven years.

13. Commitments and Contingencies

Purchase Commitments

We have entered into various non-cancelable agreements with cloud hosting service providers, under which we are committed to minimum or fixed purchases of certain cloud hosting services. In addition, in order to reduce manufacturing lead times and plan for adequate supply, we have entered into agreements with manufacturing partners and component suppliers to procure inventory based on our demand forecasts. Other purchase obligations include non-cancellable subscription agreements and other commitments in the normal course of business. The following table presents details of the aggregate future non-cancelable purchase commitments under these agreements as of July 31, 2025 (in millions):

		Fiscal years ending July 31,					
	Total	**2026**	**2027**	**2028**	**2029**	**2030**	**2031 and Thereafter**
Cloud	$ 6,580.5	$ 145.5	$ 774.1	$ 997.8	$ 1,017.5	$ 1,147.8	$ 2,497.8
Manufacturing	197.1	197.1	—	—	—	—	—
Other	187.3	112.9	60.7	6.8	3.4	3.5	—
Total	$ 6,964.9	$ 455.5	$ 834.8	$ 1,004.6	$ 1,020.9	$ 1,151.3	$ 2,497.8

Additionally, we have a $119.0 million minimum purchase commitment with a cloud hosting service provider through September 2027 with no specified annual commitments.

Mutual Covenant Not to Sue and Release Agreement

In January 2020, we executed a Mutual Covenant Not to Sue and Release Agreement for $50.0 million to extend an existing covenant not to sue for seven years. As the primary benefit of the arrangement was attributable to future use, the amount was recorded in other assets on our consolidated balance sheets and is amortized to cost of product revenue on our consolidated statements of operations over the estimated period of benefit of seven years.

Guarantee

In October 2023, we established a multi-currency notional cash pool for a certain number of our entities with a third-party bank. As part of the notional cash pool agreement, the bank extends overdraft credit to our participating entities as needed, provided that the overall notionally pooled balance of all accounts in the pool at the end of each day is positive. In the unlikely event of a default, any overdraft balances incurred would be guaranteed by our collective entities participating in the pool.

Litigation

We are subject to legal proceedings, claims, tax matters, and litigation arising in the ordinary course of business, including, for instance, intellectual property and patent litigation. We accrue for contingencies when we believe that a loss is probable and that we can reasonably estimate the amount of any such loss.

Legal matters could include speculative, substantial, or indeterminate monetary amounts. Significant judgment is required to determine both the likelihood of there being a loss and the estimated amount of a loss related to such matters, and we may be unable to estimate the reasonably possible loss or range of loss. The outcomes of outstanding legal matters are inherently unpredictable, and could, either individually or in aggregate, have a material adverse effect on us and our results of operations. To the extent there is a reasonable possibility that a loss exceeding any amounts already recognized may be incurred, we will either disclose the estimated additional loss or state that such an estimate cannot be made.

The following matters arose in the ordinary course of business.

Centripetal Networks, Inc. v. Palo Alto Networks

On March 12, 2021, Centripetal Networks, Inc., filed a lawsuit against us in the United States District Court for the Eastern District of Virginia. The lawsuit alleges that our products infringe multiple Centripetal patents. We successfully challenged certain of these patents, which were found unpatentable by the U.S. Patent and Trademark Office ("PTO"). The case went to jury trial on January 22, 2024, on four patents. On January 31, 2024, the jury returned a verdict of non-willful infringement with a lump sum amount of $151.5 million, plus statutory interest. After post-trial motions, a judgment was issued on October 3, 2024 affirming infringement on three patents, reversing infringement on the fourth patent, and subsequently, reducing the damages amount to $113.6 million. We posted a surety bond that was agreed upon by the parties and approved by the court. This bond prevents execution of the judgment while appeals are pending. In addition, Centripetal filed infringement contentions on certain of their patents in the European Patent Office and Unified Patent Court in Germany, to which we filed appropriate legal challenges. Those matters are still pending.

As of July 31, 2024, we accrued $184.4 million for the verdict amount and estimated interest. As of July 31, 2025, we accrued $145.6 million based on the judgment and estimated interest, which is recorded in other long-term liabilities on our consolidated balance sheets. The corresponding amount was a charge of $184.4 million for the year ended July 31, 2024, and a release of $38.8 million for the year ended July 31, 2025, which is included in general and administrative expense on our consolidated statements of operations.

Finjan, Inc. v. Palo Alto Networks

On November 4, 2014, Finjan, Inc., filed a lawsuit against us in the United States District Court for the Northern District of California. The lawsuit alleges that our products infringe multiple Finjan patents. The complaint requests injunctive relief, monetary damages, and attorneys' fees. On March 21, 2025, the judge issued an order granting summary judgment of non-infringement on all remaining patents at issue. Plaintiff filed a Notice of Appeal on April 21, 2025. We are unable, at this time, to reasonably estimate a possible loss or potential range of loss, if any.

Eire OG Innovations. v. Palo Alto Networks

On April 3, 2024, Eire OG Innovations filed a lawsuit against us in the United States District Court for the Eastern District of Texas asserting infringement of multiple patents, certain of which were subsequently dismissed. The complaint requests monetary damages and attorneys' fees. Trial is set for February 17, 2026. We are unable, at this time, to reasonably estimate a possible loss or potential range of loss, if any.

Indemnification

Under the indemnification provisions of our standard sales related contracts, we agree to defend our end-customers against third-party claims asserting infringement of certain intellectual property rights, which may include patents, copyrights, trademarks, or trade secrets, and to pay judgments or approved settlements attributable to such claims. Our exposure under these indemnification provisions is generally limited to payments made to us for the alleged infringing products over the preceding twelve months under the agreement. However, certain agreements include indemnification provisions that could potentially expose us to losses in excess of these payments. In addition, we indemnify our officers, directors, and certain key employees while they are serving in good faith in their company capacities. To date, we have not recorded any accruals for loss contingencies associated with indemnification claims or determined that an unfavorable outcome is probable or reasonably possible.

14. Stockholders' Equity

Share Repurchase Program

In February 2019, our board of directors authorized a $1.0 billion share repurchase program, which is funded from available working capital. Our board of directors subsequently authorized additional increases to this share repurchase program, including $915.0 million in August 2022, $316.7 million in November 2023, and $500.0 million in August 2024, bringing the total authorization under this share repurchase program to $4.1 billion (our "current authorization"). The expiration date of our current authorization was extended to December 31, 2025, and our repurchase program may be suspended or discontinued at any time. Repurchases may be made at management's discretion from time to time on the open market, through privately negotiated transactions, transactions structured through investment banking institutions, block purchase techniques, 10b5-1 trading plans, or a combination of the foregoing.

The following table summarizes the share repurchase activity under our share repurchase program (in millions, except per share amounts):

	Year Ended July 31,	
	2024	**2023**
Number of shares repurchased	4.0	3.6
Weighted-average price per share [(1)]	$ 142.00	$ 69.32
Aggregate purchase price [(1)]	$ 566.7	$ 250.0

[(1)] Includes transaction costs

We did not repurchase shares of our common stock during the year ended July 31, 2025. During the year ended July 31, 2023, we paid $22.7 million related to share repurchases of our common stock that were not settled as of July 31, 2022.

As of July 31, 2025, $1.0 billion remained available for future share repurchases under our current repurchase authorization. The total price of the shares repurchased and related transaction costs are reflected as a reduction to common stock and additional paid-in capital on our consolidated balance sheets.

15. Equity Award Plans

Share-Based Compensation Plans

Equity Incentive Plans

Our 2021 Equity Incentive Plan (our “2021 Plan”) became effective in December 2021 and replaced our 2012 Equity Incentive Plan (our “2012 Plan”). Our 2021 Plan provides for the granting of stock options, stock appreciation rights, restricted stock awards (“RSAs”), restricted stock units (“RSUs”), performance shares (“PSAs”), performance-based stock units (“PSUs”) and performance stock options (“PSOs”) to our employees, directors, and consultants. Upon effectiveness of the 2021 Plan, the 2012 Plan was terminated and no further awards will be granted under the 2012 Plan. Awards that were outstanding upon such termination remained outstanding pursuant to their original terms, and any subsequent expiration, cancellation or forfeiture of awards under our 2012 Plan are returned to our 2021 Plan.

The majority of our equity awards are RSUs, which generally vest over a period of four years from the date of grant. Until vested, RSUs do not have the voting and dividend participation rights of common stock and the shares underlying the awards are not considered issued and outstanding.

Our PSUs generally vest over a period of one to four years from the date of grant. The number of PSUs eligible to vest is determined based on the level of achievement against certain performance conditions, market conditions, and a combination thereof.

During the year ended July 31, 2023, we granted 1.8 million shares of PSUs with both service and market conditions. The market conditions are satisfied when the price of our common stock is equal to or exceeds stock price targets of $116.67, $133.34, $150.00, and $166.67 based on the average closing price for 30 consecutive trading days during the three- or four-year period following the date of grant. Once a market condition is met, its corresponding one-fourth of the awards vest on each anniversary date of the grant date, subject to continued service. As of July 31, 2025, all stock price targets for these PSU awards have been met, and the related shares will vest when the underlying service conditions are satisfied.

During the year ended July 31, 2023, we granted 1.5 million shares of PSUs, which contain service and market conditions. The service conditions are satisfied after a period of five years. The market condition is measured based on our total shareholder return (“TSR”) relative to the TSR of the companies listed in the Standard & Poor’s 500 index.

During the years ended July 31, 2025, 2024, and 2023, we granted 3.4 million, 4.2 million, and 3.2 million shares of PSUs, respectively, which contain service, performance and market conditions. The service conditions are satisfied over a period of one to three years. For PSUs granted during the year ended July 31, 2025, the performance conditions are based on an average of next-generation security annualized recurring revenue and non-GAAP net income per diluted share. For PSUs granted during the years ended July 31, 2024 and 2023, the performance conditions are based on revenue growth or billing growth. The market condition is measured based on our TSR relative to the TSR of the companies listed in the Standard & Poor’s 500 index. As of July 31, 2025, we have approved an additional 2.7 million shares of PSUs, which will be granted upon the performance condition being established during the next two years.

We have also granted PSOs with both service and market conditions. The market condition for PSOs granted in the fiscal years 2018 and 2019 requires the price of our common stock to equal or exceed $49.63, $66.17, $82.71, and $99.25 based on the average closing price for 30 consecutive trading days during the four-, five-, six-, and seven-and-a-half-year periods following the date of grant in fiscal year 2018 and 2019, respectively. Once a market condition is met, its corresponding one-fourth of the PSOs vest on each anniversary date of the grant date, subject to continued service. The maximum contractual term of our outstanding PSOs is seven and a half years from the date of grant, depending on vesting period. As of July 31, 2025, all of our outstanding PSOs have been fully vested.

We net-share settle equity awards held by certain employees by withholding shares upon vesting to satisfy tax withholding obligations. The shares withheld to satisfy employee tax withholding obligations are returned to our 2021 Plan and will be available for future issuance. Payments for employees’ tax obligations to the tax authorities are recognized as a reduction to additional paid-in capital and reflected as financing activities on our consolidated statements of cash flows.

A total of 55.8 million shares of our common stock are reserved for issuance pursuant to our equity incentive plans as of July 31, 2025.

2012 Employee Stock Purchase Plan

Our 2012 Employee Stock Purchase Plan was adopted by our board of directors and approved by the stockholders on June 5, 2012, and was effective upon completion of our initial public offering. On August 29, 2017, we amended and restated our 2012 Employee Stock Purchase Plan (our “2012 ESPP”) to extend the length of our offering periods from 6 to 24 months.

Our 2012 ESPP permits eligible employees to acquire shares of our common stock at 85% of the lower of the fair market value of our common stock on the first trading day of each offering period or on the purchase date. If the fair market value of our common stock on the purchase date is lower than the first trading day of the offering period, the current offering period will be cancelled after purchase and a new 24-month offering period will begin. Under our 2012 ESPP, each 24-month offering period consists of four consecutive 6-month purchase periods, with purchase dates on the first trading day on or after February 28 and August 31 of each year. Participants may purchase shares of common stock through payroll deductions of up to 15% of their eligible compensation, subject to purchase limits of 3,750 shares per six-month purchase period and $25,000 worth of stock for each calendar year. Shares purchased under our 2012 ESPP during the fiscal years ended July 31, 2025, 2024 and 2023 were 1.9 million, 2.2 million and 2.3 million, at an average exercise price of $106.99 per share, $80.32 per share, and $69.15 per share, respectively.

A total of 41.5 million shares of our common stock are available for sale under our 2012 ESPP as of July 31, 2025. On the first day of each fiscal year, the number of shares in the reserve may be increased by the lesser of (i) 12.0 million shares, (ii) 1% of the outstanding shares of our common stock on the first day of the fiscal year, or (iii) such other amount as determined by our board of directors.

Assumed Share-Based Compensation Plans

In connection with our acquisitions, we have assumed equity incentive plans of certain acquired companies (collectively "the Assumed Plans"). The equity awards assumed in connection with each acquisition were granted from their respective assumed plans. The assumed equity awards will be settled in shares of our common stock and will retain the terms and conditions under which they were originally granted. No additional equity awards will be granted under and forfeited awards will not be returned to the Assumed Plans. Refer to Note 8. Acquisitions for more information on our acquisitions and the related equity awards assumed.

Stock Option Activities

The following table summarizes the stock option and PSO activity under our stock plans during the years ended July 31, 2025, 2024, and 2023 (in millions, except per share amounts):

	Stock Options Outstanding				PSOs Outstanding			
	Number of Shares	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value	Number of Shares	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Balance—July 31, 2022	0.1	$ 9.23	0.5	$ 6.7	15.9	$ 32.42	3.2	$ 809.3
Exercised	(0.1)	9.23			(3.1)	31.70		
Balance—July 31, 2023	—	$ —	0.0	$ —	12.8	$ 32.60	2.2	$ 1,184.6
Exercised	—	—			(3.2)	32.42		
Balance—July 31, 2024	—	$ —	0.0	$ —	9.6	$ 32.66	1.2	$ 1,244.9
Exercised[(1)]	—	—			(8.2)	32.65		
Balance—July 31, 2025	—	$ —	0.0	$ —	1.4	$ 32.76	0.5	$ 197.0
Exercisable—July 31, 2025	—	$ —	0.0	$ —	1.4	$ 32.76	0.5	$ 197.0

(1) Includes 1.3 million shares withheld by us to satisfy the exercise price and tax withholding requirements.

The intrinsic value of options exercised during the years ended July 31, 2025, 2024, and 2023 was $1.2 billion, $358.5 million, and $237.7 million, respectively.

RSU and PSU Activities

The following table summarizes the RSU and PSU activity under our stock plans during the years ended July 31, 2025, 2024, and 2023 (in millions, except per share amounts):

	Unvested RSUs			Unvested PSUs		
	Number of Shares	**Weighted-Average Grant-Date Fair Value Per Share**	**Aggregate Intrinsic Value**	**Number of Shares**	**Weighted-Average Grant-Date Fair Value Per Share**	**Aggregate Intrinsic Value**
Balance—July 31, 2022	29.5	$ 57.75	$ 2,456.9	6.2	$ 53.19	$ 513.7
Granted[1]	11.5	84.52		7.1	71.44	
Vested[2]	(13.9)	55.47		(2.6)	56.36	
Forfeited	(3.0)	64.03		(0.8)	68.48	
Balance—July 31, 2023	24.1	$ 71.30	$ 3,013.0	9.9	$ 64.32	$ 1,242.3
Granted[1]	8.5	137.76		4.3	91.39	
Vested[2]	(11.8)	68.63		(3.2)	57.28	
Forfeited	(2.8)	84.12		(1.0)	68.54	
Balance—July 31, 2024	18.0	$ 102.59	$ 2,924.4	10.0	$ 77.95	$ 1,624.2
Granted[1]	6.0	189.45		3.8	201.59	
Vested[2]	(8.6)	97.00		(1.2)	64.65	
Forfeited	(2.2)	115.94		(3.2)	92.11	
Balance—July 31, 2025	13.2	$ 143.33	$ 2,284.7	9.4	$ 140.92	$ 1,635.4

(1) For PSUs, shares granted represent the aggregate maximum number of shares that may be earned and issued with respect to these awards over their full terms.

(2) Includes time-based vesting for PSUs.

The aggregate fair value, as of the respective vesting dates, of RSUs vested during the years ended July 31, 2025, 2024, and 2023 was $1.6 billion, $1.6 billion, and $1.3 billion, respectively. The aggregate fair value, as of the respective vesting dates, of PSUs vested during the years ended July 31, 2025, 2024, and 2023 was $220.7 million, $377.7 million, and $218.9 million, respectively.

Shares Available for Grant

The following table presents the stock activity and the total number of shares available for grant under our equity incentive plans as of July 31, 2025 (in millions):

	Number of shares
Balance—July 31, 2024	26.2
Authorized	6.0
RSUs and PSUs granted	(9.8)
RSUs and PSUs forfeited	5.5
Shares withheld for taxes	1.4
Balance—July 31, 2025	29.3

Share-Based Compensation

We record share-based compensation awards based on estimated fair value as of the grant date. The fair value of RSUs and PSUs not subject to market conditions is based on the closing market price of our common stock on the date of grant.

The fair value of the PSUs subject to market conditions is estimated on the grant date using a Monte Carlo simulation model. The following table summarizes the assumptions used and the resulting grant-date fair value of our PSUs subject to market conditions granted during the years ended July 31, 2025, 2024, and 2023:

	Year Ended July 31,		
	2025	2024	2023
Volatility	43.5% - 47.6%	40.8% - 43.4%	38.3% - 44.8%
Expected term (in years)	1.0 - 2.9	0.9 - 2.9	1.0 - 5.0
Dividend yield	—%	—%	—%
Risk-free interest rate	3.7% - 4.5%	4.4% - 5.3%	3.2% - 4.1%
Grant-date fair value per share	$264.51 - $305.83	$173.46 - $310.61	$45.89 - $140.21

The expected volatility is based on the historical volatility of our common stock. The expected term is based on the length of each tranche's performance period from the grant date. The dividend yield assumption is based on our current expectations about our anticipated dividend policy. The risk-free interest rate is based on the implied yield available on U.S. Treasury zero-coupon issues with maturities that approximate the expected term.

The fair value of PSOs was estimated on the grant date using a Monte Carlo simulation model, which predicts settlement of the PSOs midway between the vesting term and the contractual term. No PSOs were granted during the years ended July 31, 2025, 2024, and 2023.

The fair value of shares issued under our 2012 ESPP are estimated on the grant date using the Black-Scholes option pricing model. The following table summarizes the assumptions used and the resulting grant-date fair values of our ESPP:

	Year Ended July 31,		
	2025	2024	2023
Volatility	34.3% - 43.3%	39.6% - 50.0%	38.6% - 44.7%
Expected term (in years)	0.5 - 2.0	0.5 - 2.0	0.5 - 2.0
Dividend yield	—%	—%	—%
Risk-free interest rate	3.9% - 4.8%	4.6% - 5.5%	3.3% - 5.2%
Grant-date fair value per share	$45.43 - $74.81	$32.81 - $66.66	$24.39 - $37.03

The expected volatility is based on a combination of implied volatility from traded options on our common stock and the historical volatility of our common stock. The expected term represents the term from the first day of the offering period to the purchase dates within each offering period. The dividend yield assumption is based on our current expectations about our anticipated dividend policy. The risk-free interest rate is based on the implied yield available on U.S. Treasury zero-coupon issues with maturities that approximate the expected term.

The following table summarizes share-based compensation included in costs and expenses (in millions):

	Year Ended July 31,		
	2025	2024	2023
Cost of product revenue	$ 5.1	$ 7.3	$ 9.8
Cost of subscription and support revenue	127.0	121.0	123.4
Research and development	550.5	525.5	488.4
Sales and marketing	359.5	300.8	335.3
General and administrative	258.0	124.1	130.4
Total share-based compensation	$ 1,300.1	$ 1,078.7	$ 1,087.3

As of July 31, 2025, total compensation cost related to unvested share-based awards not yet recognized was $2.2 billion. This cost is expected to be amortized over a weighted-average period of approximately 2.5 years. Future grants will increase the amount of compensation expense to be recorded in these periods.

16. Income Taxes

The following table presents the components of income before income taxes (in millions):

	Year Ended July 31,		
	2025	2024	2023
United States	$ 1,124.9	$ 669.2	$ 374.3
Foreign	470.8	319.1	192.0
Total	$ 1,595.7	$ 988.3	$ 566.3

The following table summarizes our provision for (benefit from) income taxes (in millions):

	Year Ended July 31,		
	2025	2024	2023
Federal:			
Current	$ 517.3	$ 213.4	$ 26.1
Deferred	(300.2)	311.7	19.3
State:			
Current	108.2	101.5	44.0
Deferred	(44.5)	(172.8)	0.4
Foreign:			
Current	186.0	129.6	44.0
Deferred	(5.0)	(2,172.7)	(7.2)
Total	$ 461.8	$ (1,589.3)	$ 126.6

For the year ended July 31, 2025, our provision for income taxes was $461.8 million, which included a deferred tax provision of $218.5 million arising from the remeasurement of our basis difference associated with the U.S. tax effects of foreign deferred tax assets. Our remeasurement is a result of the One Big Beautiful Bill Act ("OBBB") enacted on July 4, 2025 which provides for significant tax law changes and modifications including changes to the U.S. effective tax rates on certain foreign earnings. Although these specific provisions are not effective until our fiscal 2027, our policy to account for basis differences relating to our global intangible low-taxed income requires us to account for these changes in the period of enactment.

For the year ended July 31, 2024, our benefit from income taxes was $1.6 billion, primarily due to the release of our valuation allowance on U.S. federal, U.S. states other than California, and United Kingdom (“U.K.”) deferred tax assets, partially offset by the deferred tax provision in our U.S. federal tax provision to recognize the indirect effect on basis differences relating to our global intangible low-taxed income in connection with the release of our valuation allowance in the U.K.

The following table presents the items accounting for the difference between income taxes computed at the federal statutory income tax rate and our provision for (benefit from) income taxes:

	Year Ended July 31,		
	2025	2024	2023
Federal statutory rate	21.0%	21.0%	21.0%
Effect of:			
State taxes, net of federal tax benefit	3.8	3.1	2.8
Non-U.S. operations	2.2	9.5	9.7
Change in valuation allowance	1.1	(341.9)	15.5
U.S. effect of foreign deferred tax assets	11.2	175.8	—
Share-based compensation	(5.5)	(16.9)	(12.6)
Tax credits	(6.2)	(13.4)	(15.6)
Non-deductible expenses	1.2	1.5	2.3
Other, net	0.1	0.5	(0.7)
Total	28.9 %	(160.8)%	22.4 %

The following table presents the components of our deferred tax assets and liabilities as of July 31, 2025 and 2024 (in millions):

	July 31,	
	2025	2024
Deferred tax assets:		
Accruals and reserves	$ 132.1	$ 109.7
Operating lease liabilities	126.5	132.6
Deferred revenue	1,266.1	1,004.9
Net operating loss carryforwards	620.0	585.2
Tax credits	222.3	175.3
Capitalized research expenditures	895.4	626.6
Share-based compensation	105.6	75.6
Fixed assets and intangible assets	1,561.4	1,631.7
Gross deferred tax assets	4,929.4	4,341.6
Valuation allowance	(278.1)	(243.4)
Total deferred tax assets	4,651.3	4,098.2
Deferred tax liabilities:		
U.S. effect of foreign deferred tax assets	(1,921.6)	(1,728.5)
Operating lease right-of-use assets	(108.2)	(115.8)
Deferred contract costs	(212.5)	(199.1)
Other deferred tax liabilities	(74.1)	(43.5)
Total deferred tax liabilities	(2,316.4)	(2,086.9)
Net deferred tax assets (liabilities)	$ 2,334.9	$ 2,011.3

We regularly assess the need for a valuation allowance on our deferred tax assets. In making this assessment, we consider both positive and negative evidence related to the likelihood of realization of the deferred tax assets to determine, based on the weight of available evidence, whether it is more likely than not that some or all the deferred tax assets will not be realized. The assessment requires significant judgment and is performed for each of the applicable jurisdictions. Based on our analysis of all positive and negative evidence during the year ended July 31, 2025, we continue to maintain a valuation allowance for our California deferred tax assets due to the uncertainty regarding realizability of these deferred tax assets as they have not met the “more likely than not” realization criterion. We expect future research and development tax credit generation in California to exceed our ability to use the existing tax credits.

Our U.S. federal and state deferred tax assets largely consist of capitalized research expenditures and accelerated recognition of deferred revenue for tax purposes. U.S. tax carryforwards (including net operating losses and tax credits) are expected to be fully utilized to the extent allowable by law. Our U.K. deferred tax assets largely consist of basis differences in intangible assets and related net operating losses expected to be utilized in the future.

As of July 31, 2025, we had federal, state, and foreign net operating loss carryforwards of approximately $129.1 million, $112.8 million, and $2.3 billion, respectively, as reported on our tax returns, available to reduce future taxable income, if any. If not utilized, our federal and state net operating loss carryforwards will expire in various amounts at various dates beginning in the years ending July 31, 2034 and July 31, 2030, respectively. Our foreign net operating loss will carry forward indefinitely.

As of July 31, 2025, we had federal and state research and development tax credit carryforwards of approximately $2.0 million and $340.2 million, respectively, as reported on our tax returns. If not utilized, the federal credit carryforwards will expire in various amounts at various dates beginning in the year ending July 31, 2040. The state credit carryforwards have no expiration.

As of July 31, 2025, we had foreign tax credit carryforwards of $1.7 million as reported on our tax returns. If not utilized, the foreign tax credit carryforwards will expire in various amounts at various dates beginning in the year ending July 31, 2029.

Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

As of July 31, 2025, we had $572.2 million of unrecognized tax benefits, $274.8 million of which would affect income tax expense if recognized, after consideration of our valuation allowance in California and other assets. As of July 31, 2024, we had $454.4 million of unrecognized tax benefits, $200.1 million of which would affect income tax expense if recognized, after consideration of our valuation allowance in the United States and other assets. We do not expect the amount of unrecognized tax benefits as of July 31, 2025 to materially change over the next 12 months.

We file federal, state, and foreign income tax returns in jurisdictions with varying statutes of limitations. Generally, all years remain subject to adjustment due to our net operating loss and credit carryforwards. We currently have ongoing tax audits in various jurisdictions and at various times. The primary focus of these audits is, generally, profit allocation. The ultimate amount and timing of any future settlements cannot be predicted with reasonable certainty.

We recognize both interest and penalties associated with uncertain tax positions as a component of income tax expense. During the years ended July 31, 2025, 2024, and 2023, we recognized an income tax expense of $42.4 million, an income tax expense of $5.8 million, and a net income tax benefit of $4.8 million related to interest and penalties, respectively. We had accrued interest and penalties on our consolidated balance sheets related to unrecognized tax benefits of $53.3 million and $10.9 million as of July 31, 2025 and 2024, respectively.

The following table presents a reconciliation of the beginning and ending amount of our gross unrecognized tax benefits (in millions):

	Year Ended July 31,		
	2025	2024	2023
Unrecognized tax benefits at the beginning of the period	$ 454.4	$ 360.0	$ 414.0
Additions for tax positions taken in prior years	10.4	1.9	7.8
Reductions for tax positions taken in prior years	(11.1)	(19.8)	(99.8)
Additions for tax positions taken in the current year	118.5	112.3	66.9
Reduction relating to audit settlement	—	—	(28.9)
Unrecognized tax benefits at the end of the period	$ 572.2	$ 454.4	$ 360.0

During the years ended July 31, 2025 and 2024, increases in uncertain tax positions were primarily due to our credits and incentives and intercompany transactions.

As of July 31, 2025, we had no unremitted earnings when evaluating our outside basis difference relating to our U.S. investment in foreign subsidiaries. However, there could be local withholding taxes due to various foreign countries if certain lower tier earnings are distributed. Withholding taxes that would be payable upon remittance of these lower tier earnings are not material.

17. Net Income Per Share

Basic net income per share is computed by dividing net income by basic weighted-average shares outstanding during the period. Diluted net income per share is computed by dividing net income by diluted weighted-average shares outstanding during the period giving effect to all potentially dilutive securities to the extent they are dilutive. We compute the dilutive effect of shares issuable upon conversion of our convertible senior notes using the if-converted method, and the dilutive effect of warrants related to the issuance of convertible senior notes and equity awards under our employee equity incentive plans using the treasury stock method.

The following table presents the computation of basic and diluted net income per share of common stock (in millions, except per share data):

	Year Ended July 31,		
	2025	2024	2023
Net income	$ 1,133.9	$ 2,577.6	$ 439.7
Weighted-average shares used to compute net income per share, basic	662.5	638.5	606.4
Weighted-average effect of potentially dilutive securities:			
Convertible senior notes	7.3	20.7	35.7
Warrants related to the issuance of convertible senior notes	25.4	25.6	18.6
Employee equity incentive plans	14.1	23.1	23.8
Weighted-average shares used to compute net income per share, diluted	709.3	707.9	684.5
Net income per share, basic	$ 1.71	$ 4.04	$ 0.73
Net income per share, diluted	$ 1.60	$ 3.64	$ 0.64

The following securities were excluded from the computation of diluted net income per share of common stock as their effect would have been antidilutive or issuance of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the applicable period (in millions):

	Year Ended July 31,		
	2025	2024	2023
Employee equity incentive plans	3.4	4.7	7.7

18. Other Income, Net

The following table sets forth the components of other income, net (in millions):

	Year Ended July 31,		
	2025	2024	2023
Interest income	$ 363.5	$ 317.9	$ 224.4
Foreign currency exchange gains (losses), net	(32.8)	0.2	(7.9)
Other, net	25.1	(5.4)	(10.3)
Total other income, net	$ 355.8	$ 312.7	$ 206.2

19. Segment Information

We have one operating and reportable segment. We conduct business globally and sales are primarily managed on a geographic theater basis. Our chief operating decision maker ("CODM") is our Chairman and Chief Executive Officer who reviews financial information presented on a consolidated basis accompanied by revenue information for purposes of allocating resources and evaluating financial performance. Our CODM uses consolidated net income as our measure of segment profit or loss. The consolidated financial information by function as reflected on our consolidated statements of operations is used in our annual budget and forecasting process to establish goals and monitor budget versus actual results. The measure of segment assets is reported on the consolidated balance sheets as total consolidated assets.

The following table presents our long-lived assets, which consist of property and equipment, net and operating lease right-of-use assets, by geographic area (in millions):

	Year Ended July 31,	
	2025	2024
Long-lived assets:		
United States	$ 418.0	$ 438.9
Israel	162.1	141.1
Other countries	154.2	167.0
Total long-lived assets	$ 734.3	$ 747.0

Refer to Note 2. Revenue for revenue by geographic theater and revenue for groups of similar products and services for the years ended July 31, 2025, 2024, and 2023.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Based on our evaluation, our chief executive officer and chief financial officer concluded that, as of July 31, 2025, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission ("SEC") rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act. Our management assessed the effectiveness of our internal control over financial reporting as of July 31, 2025, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control - Integrated Framework (2013 framework). Based on that assessment, management concluded that, as of July 31, 2025, our internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of July 31, 2025 has been audited by Ernst & Young LLP, the independent registered public accounting firm that audits our consolidated financial statements, as stated in their report which is included in Part II, Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the fiscal quarter ended July 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Trading Plans of Directors and Executive Officers

Set forth below is certain information regarding Rule 10b5-1 trading plans adopted or terminated by our directors and officers (as defined in Rule 16a-1(f)) during the fourth quarter of fiscal 2025. The Rule 10b5-1 trading plans listed below are each intended to satisfy the affirmative defense of Rule 10b5-1(c).

Name	Title	Date Plan Was Adopted	Date Plan Was Terminated	Original Expiration Date	Total Amount of Common Stock to Be Sold Under the Plan
Nikesh Arora	Chief Executive Officer	June 24, 2025	Not applicable	December 24, 2025 or when all shares have been sold	846,408

No other officers or directors, as defined in Rule 16a-1(f), adopted, modified, and/or terminated a “Rule 10b5-1 trading arrangement” or a “non-Rule 10b5-1 trading arrangement,” as defined in Regulation S-K Item 408, during the fourth quarter of fiscal 2025.

Item 9C. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item will be contained in our definitive proxy statement to be filed with the SEC in connection with our 2025 annual meeting of stockholders (the “Proxy Statement”), which is expected to be filed not later than 120 days after the end of our fiscal year ended July 31, 2025 and is incorporated herein by reference.

Item 11. Executive Compensation

The information required by this item will be set forth in the Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be set forth in the Proxy Statement and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item will be set forth in the Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by this item will be set forth in the Proxy Statement and is incorporated herein by reference.

Part IV

Item 15. Exhibits and Financial Statement Schedules

Documents filed as part of this Annual Report on Form 10-K are as follows:

1. Consolidated Financial Statements

   Our Consolidated Financial Statements are listed in the "Index to Consolidated Financial Statements" under Part II, Item 8 of this Annual Report on Form 10-K.

2. Financial Statement Schedules

   Financial statement schedules have been omitted because they are not required, not applicable, not present in amounts sufficient to require submission of the schedule, or the required information is shown in the Consolidated Financial Statements or the notes thereto.

3. Exhibits

   The following documents are incorporated by reference or are filed with this Annual Report on Form 10-K, in each case as indicated therein (numbered in accordance with Item 601 of Regulation S-K).

Exhibit Index

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
2.1***	Agreement and Plan of Merger, dated as of July 30, 2025, by and among Palo Alto Networks, Inc., Athens Strategies Ltd. and CyberArk Software Ltd.	8-K	001-35594	2.1	July 31, 2025
3.1	Restated Certificate of Incorporation of the Registrant, as amended.				
3.2	Amended and Restated Bylaws of the Registrant.	8-K	001-35594	3.1	August 18, 2025
3.3	Certificate of Change of Location of Registered Agent and/or Registered Office.	8-K	001-35594	3.1	August 30, 2016
4.1	Description of Registrant's Securities.				
10.1*	Form of Indemnification Agreement between the Registrant and its directors and officers.	S-1/A	333-180620	10.1	July 9, 2012
10.2*	2012 Equity Incentive Plan and related form agreements.	10-Q	001-35594	10.2	November 26, 2019
10.3*	Form of 2012 Equity Incentive Plan Performance-Based Restricted Stock Unit Award Agreement.	10-Q	001-35594	10.4	November 19, 2021
10.4*	2021 Equity Incentive Plan, as amended and restated, and related form agreements.				
10.5*	2012 Employee Stock Purchase Plan, as amended and restated, and related form agreements.				
10.6*	RedLock Inc. 2015 Stock Plan, as amended, and related form agreements under RedLock Inc. 2015 Stock Plan, as amended.	S-8	333-227901	99.1	October 19, 2018
10.7*	Cider Security Ltd. 2020 Equity Incentive Plan.	S-8	333-268931	99.1	December 21, 2022

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
10.8*	US Sub-Plan to Cider Security Ltd. 2020 Equity Incentive Plan.	S-8	333-268931	99.2	December 21, 2022
10.9*	Employee Incentive Compensation Plan, as amended and restated.	10-Q	001-35594	10.2	November 25, 2014
10.10	Clawback Policy, adopted as of August 29, 2017, amended August 14, 2024.	10-K	001-35594	10.16	September 6, 2024
10.11*	Amended and Restated Outside Director Compensation Policy (last amended February 12, 2025).	10-Q	001-35594	10.1	May 21, 2025
10.12*	Continued Service Policy.	10-Q	001-35594	10.3	May 20, 2022
10.13*	Palo Alto Networks, Inc. Deferred Compensation Plan effective June 1, 2022.	10-K	001-35594	10.23	September 6, 2022
10.14*	Amendment and Restated Employment Letter between Palo Alto Networks, Inc. and Nir Zuk, dated July 7, 2025.				
10.15*	Offer Letter between the Registrant and Nikesh Arora, dated May 30, 2018.	8-K	001-35594	10.2	June 4, 2018
10.16*	Offer Letter between the Registrant and Josh Paul, dated August 5, 2021.	8-K	001-35594	10.1	September 8, 2021
10.17*	Confirmatory Employment Letter with Updated Change in Control Protection between the Registrant and Lee Klarich, dated December 19, 2011.	10-Q	001-35594	10.4	November 30, 2018
10.18*	Addendum to Employment Offer Letter by and between the Registrant and Dipak Golechha, dated March 17, 2021.	8-K	001-35594	10.1	March 19, 2021
10.19*	Addendum to Employment Offer Letter by and between the Registrant and Dipak Golechha, dated February 18, 2022.	10-Q	001-35594	10.1	May 20, 2022
10.20*	Employment Offer Letter by and between the Registrant and William "BJ" Jenkins, dated July 27, 2021.	8-K	001-35594	10.1	August 12, 2021
10.21*	Addendum to Employment Offer Letter between the Registrant and William "BJ" Jenkins, dated February 18, 2022.	10-Q	001-35594	10.2	May 20, 2022
10.22*	Form of Offer Letter between the Registrant and its directors.	10-Q	001-35594	10.2	May 21, 2025
10.23**	Amended and Restated Flextronics Manufacturing Services Agreement, by and between the Registrant and Flextronics Telecom Systems Ltd., dated April 1, 2019.	10-Q	001-35594	10.1	May 30, 2019
10.24	Vendor Information Security Terms between the Registrant and Flextronics Telecom Systems Ltd., dated July 23, 2021.	10-K	001-35594	10.29	September 3, 2021
10.25	Lease between the Registrant and Santa Clara Campus Property Owner I LLC, dated May 28, 2015.	10-K	001-35594	10.29	September 17, 2015
10.26	Lease between the Registrant and Santa Clara Campus Property Owner I LLC, dated May 28, 2015.	10-K	001-35594	10.30	September 17, 2015

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
10.27	Lease between the Registrant and Santa Clara Campus Property Owner I LLC, dated May 28, 2015.	10-K	001-35594	10.31	September 17, 2015
10.28	Lease by and between the Registrant and Santa Clara Campus Property Owner I LLC, dated October 7, 2015.	8-K/A	001-35594	10.1	October 19, 2015
10.29	Amendment No. 1 to Lease by and between the Registrant and Santa Clara Phase I Property LLC, dated November 9, 2015.	10-Q	001-35594	10.2	November 24, 2015
10.30	Amendment No. 1 to Lease by and between the Registrant and Santa Clara Campus Property Owner I LLC, dated November 9, 2015.	10-Q	001-35594	10.3	November 24, 2015
10.31	Amendment No. 1 to Lease by and between the Registrant and Santa Clara Campus Property Owner I LLC, dated September 16, 2016.	10-Q	001-35594	10.1	November 22, 2016
10.32	Amendment No. 1 to Lease by and between the Registrant and Santa Clara Campus Property Owner I LLC, dated September 16, 2016.	10-Q	001-35594	10.2	November 22, 2016
10.33	Amendment No. 2 to Lease by and between the Registrant and Santa Clara Campus Property Owner I LLC, dated September 16, 2016.	10-Q	001-35594	10.3	November 22, 2016
10.34	Amendment No. 2 to Lease by and between the Registrant and Santa Clara Campus Property Owner I LLC, dated November 16, 2016.	10-Q	001-35594	10.1	March 1, 2017
10.35	Amendment No. 2 to Lease by and between the Registrant and Santa Clara Campus Property Owner I LLC, dated November 16, 2016.	10-Q	001-35594	10.2	March 1, 2017
10.36	Amendment No. 3 to Lease by and between the Registrant and Santa Clara Campus Property Owner I LLC, dated November 16, 2016.	10-Q	001-35594	10.3	March 1, 2017
10.37	Amendment No. 3 to Lease by and between the Registrant and Santa Clara EFH LLC, dated June 22, 2017.	10-K	001-35594	10.40	September 7, 2017
10.38	Amendment No. 3 to Lease by and between the Registrant and Santa Clara G LLC, dated June 22, 2017.	10-K	001-35594	10.41	September 7, 2017
10.39	Amendment No. 4 to Lease by and between the Registrant and Santa Clara EFH LLC, dated June 22, 2017.	10-K	001-35594	10.42	September 7, 2017
10.40	Amendment No. 4 to Lease by and between the Registrant and Santa Clara Phase III EFH LLC, dated September 29, 2017.	10-Q	001-35594	10.5	November 21, 2017
10.41	Amendment No. 4 to Lease by and between the Registrant and Santa Clara Phase III G LLC, dated September 29, 2017.	10-Q	001-35594	10.6	November 21, 2017
10.42	Amendment No. 5 to Lease by and between the Registrant and Santa Clara Phase III EFH LLC, dated September 29, 2017.	10-Q	001-35594	10.7	November 21, 2017
10.43	Credit Agreement, dated as of April 13, 2023 among the Registrant, the lenders party thereto and Wells Fargo, National Association, as administrative agent.	8-K	001-35594	10.1	April 19, 2023

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
10.44	Amendment No. 1, dated as of November 22, 2024, to Credit Agreement, dated as of April 13, 2023, among Palo Alto Networks, Inc., the lenders party thereto, and Wells Fargo Bank, National Association, as administrative agent.	10-Q	001-35594	10.3	February 14, 2025
10.45	Form of Warrant Confirmation.	8-K	001-35594	10.3	June 8, 2020
19.1**	Insider Trading Policy and Requirements for Trading Plans, as amended and restated.				
21.1	List of subsidiaries of the Registrant.				
23.1	Consent of Independent Registered Public Accounting Firm.				
24.1	Power of Attorney (contained in the signature page to this Annual Report on Form 10-K).				
31.1	Certification of the Chief Executive Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.				
31.2	Certification of the Chief Financial Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.				
32.1†	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				
32.2†	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				
97.1	Compensation Recovery Policy.	10-K	001-35594	97.1	September 6, 2024
101.INS	XBRL Instance Document.				
101.SCH	XBRL Taxonomy Schema Linkbase Document.				
101.CAL	XBRL Taxonomy Calculation Linkbase Document.				
101.DEF	XBRL Taxonomy Definition Linkbase Document.				
101.LAB	XBRL Taxonomy Labels Linkbase Document.				
101.PRE	XBRL Taxonomy Presentation Linkbase Document.				
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).				

* Indicates a management contract or compensatory plan or arrangement.

** Certain portions of this exhibit have been omitted as the Registrant has determined (i) the omitted information is not material and (ii) the omitted information would likely cause harm to the Registrant if publicly disclosed.

*** Schedules omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request; provided, however, that the Registrant may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules or exhibits so furnished.

† The certifications attached as Exhibit 32.1 and Exhibit 32.2 that accompany this Annual Report on Form 10-K, are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of the Registrant under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

Item 16. Form 10-K Summary

Not applicable.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on August 29, 2025.

PALO ALTO NETWORKS, INC.

By: /s/ NIKESH ARORA

Nikesh Arora

Chairman and Chief Executive Officer

Power of Attorney

KNOW ALL THESE PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Nikesh Arora, Dipak Golechha, and Josh Paul, and each of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their, his or her substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ NIKESH ARORA Nikesh Arora	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	August 29, 2025
/s/ DIPAK GOLECHHA Dipak Golechha	Chief Financial Officer (Duly Authorized Officer and Principal Financial Officer)	August 29, 2025
/s/ JOSH PAUL Josh Paul	Chief Accounting Officer (Duly Authorized Officer and Principal Accounting Officer)	August 29, 2025
/s/ LEE KLARICH Lee Klarich	Chief Product and Technology Officer and Director	August 29, 2025
/s/ APARNA BAWA Aparna Bawa	Director	August 29, 2025
/s/ JOHN M. DONOVAN John M. Donovan	Director	August 29, 2025
/s/ CARL ESCHENBACH Carl Eschenbach	Director	August 29, 2025
/s/ JAMES J. GOETZ James J. Goetz	Director	August 29, 2025
/s/ RALPH HAMERS Ralph Hamers	Director	August 29, 2025
/s/ RT HON SIR JOHN KEY Rt Hon Sir John Key	Director	August 29, 2025
/s/ MARY PAT MCCARTHY Mary Pat McCarthy	Director	August 29, 2025
/s/ HELLE THORNING-SCHMIDT Helle Thorning-Schmidt	Director	August 29, 2025
/s/ LORRAINE TWOHILL Lorraine Twohill	Director	August 29, 2025

BOARD OF DIRECTORS

Nikesh Arora
Chief Executive Officer and
Chair of the Board of Directors

Lee Klarich
Chief Product and Technology Officer and Director

Aparna Bawa
Chief Operating Officer
Zoom Video Communications, Inc.

John M. Donovan
Former Chief Executive Officer
AT&T Communications

Carl Eschenbach
Chief Executive Officer, Workday, Inc.

James J. Goetz
Partner, Sequoia Capital

Ralph Hamers
Former Chief Executive Officer of UBS Group AB

Rt Hon Sir John Key
Former Prime Minister of New Zealand

Mary Pat McCarthy
Former Vice Chair, KPMG LLP

Helle Thorning-Schmidt
Former Prime Minister of Denmark

Lorraine Twohill
Chief Marketing Officer, Google

CORPORATE EXECUTIVES

Nikesh Arora
Chief Executive Officer and
Chair of the Board of Directors

Dipak Golechha
Chief Financial Officer

William "BJ" Jenkins
President

Lee Klarich
Chief Product and Technology Officer and
Director

CORPORATE HEADQUARTERS

Palo Alto Networks, Inc.
3000 Tannery Way
Santa Clara, California 95054
T: (408) 753-4000

www.paloaltonetworks.com

VIRTUAL ANNUAL MEETING OF SHAREHOLDERS

Tuesday, December 9, 2025 at 11:00 a.m. PST
www.virtualshareholdermeeting.com/PANW2025

Designed and published by www.labrador-company.com



3000 Tannery Way
Santa Clara, CA 95054

Main: +1.408.753.4000

Sales: +1.866.320.4788

Support: +1.866.898.9087

www.paloaltonetworks.com


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